As filed with the Securities and Exchange Commission on October 10, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

United Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	3724	06-0570975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Farm Springs Road

Farmington, Connecticut 06032

(860) 728-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles D. Gill

Executive Vice President & General Counsel

10 Farm Springs Road

Farmington, Connecticut 06032

(860) 728-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua R. Cammaker Edward J. Lee Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Robert J. Perna Senior Vice President, General Counsel & Secretary Rockwell Collins, Inc. 400 Collins Road N.E. Cedar Rapids, Iowa 52498 (319) 263-0212	Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 (312) 407-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $1.00 per share	74,196,898(1)	N/A	$6,554,941,101.85(2)	$816,090.17(3)

(1)	Represents the estimated maximum number of shares of the registrant’s common stock, par value $1.00 per share, to be issued in connection with the merger described herein.
(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (1) the product of (a) $131.86, the average of the high and low prices of common stock of Rockwell Collins, Inc., par value $0.01 (the “Rockwell Collins common stock”), as reported on the New York Stock Exchange on October 3, 2017, and (b) 170,125,645, the estimated maximum number of shares of Rockwell Collins common stock, including shares underlying certain Rockwell Collins equity awards and shares that may be issued in the future pursuant to the terms of the merger agreement, which may be exchanged for merger consideration, less (2) $15,877,826,447.85, the estimated amount of cash consideration to be paid by the registrant in connection with the merger.
(3)	Computed in accordance with Rules 457(c) and 457(f) under the Securities Act to be $816,090.17, which is equal to 0.0001245 multiplied by the proposed maximum aggregate offering price of $6,554,941,101.85.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED OCTOBER 10, 2017

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareowners:

On September 4, 2017, Rockwell Collins, Inc., or Rockwell Collins, United Technologies Corporation, or UTC, and Riveter Merger Sub Corp., a wholly owned subsidiary of UTC, or Merger Sub, entered into an Agreement and Plan of Merger that provides for the acquisition of Rockwell Collins by UTC. Subject to approval of Rockwell Collins shareowners and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, UTC will acquire Rockwell Collins through the merger of Merger Sub with and into Rockwell Collins, with Rockwell Collins surviving the merger and becoming a wholly owned subsidiary of UTC.

If the merger is completed, each share of Rockwell Collins common stock (other than (1) shares held by Rockwell Collins as treasury stock, UTC, or any subsidiaries of Rockwell Collins or UTC and (2) shares held by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the General Corporation Law of the State of Delaware) will be converted into (a) $93.33 in cash, without interest, plus (b) a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock over a specified period of time before the closing of the merger, which is referred to as the UTC stock price, subject to adjustment pursuant to the terms of the merger agreement as further described below. The fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted is referred to as the exchange ratio. This exchange ratio will depend upon the price of UTC common stock during a specified period prior to the closing of the merger. In addition, if the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, a two-way collar mechanism will apply, pursuant to which (i) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and the value of the stock consideration will be more than $46.67, and (ii) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and the value of the stock consideration will be less than $46.67. For more details on the calculation of the UTC stock price, the calculation of the exchange ratio and the two-way collar mechanism, see “The Merger Agreement—Merger Consideration” beginning on page 96.

If the UTC stock price was equal to the closing price of UTC common stock on October 2, 2017, the most recent practicable date for which such information was available, holders of Rockwell Collins common stock would receive $93.33 in cash, without interest, plus 0.39692 shares of UTC common stock, representing total merger consideration of approximately $140.00 per share of Rockwell Collins common stock. The actual value of the merger consideration may well differ from this example, given the UTC stock price and exchange ratio will not be determinable until the trading day prior to the closing of the merger. The common stock of UTC is listed on the New York Stock Exchange under the symbol “UTX,” and the common stock of Rockwell Collins is listed on the New York Stock Exchange under the symbol “COL.” We urge you to obtain current market quotations for the shares of common stock of UTC and Rockwell Collins.

Rockwell Collins is holding a special meeting of its shareowners to vote on the proposals necessary to complete the merger. Information about this meeting, the merger and the other business to be considered by shareowners at the special meeting is contained in this proxy statement/prospectus. Any shareowner entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such shareowner’s behalf. Such proxy need not be a holder of Rockwell Collins common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 38.

Your vote is very important regardless of the number of shares of Rockwell Collins common stock that you own. The merger cannot be completed without the adoption of the merger agreement and approval of the merger by the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock outstanding and entitled to vote at the special meeting. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the proposal to adopt the merger agreement and approve the merger.

Whether or not you plan to attend the special meeting of shareowners, please submit your proxy as soon as possible to make sure that your shares are represented at the meeting.

[                    ]

Robert K. Ortberg

Chairman, President and

Chief Executive Officer

Rockwell Collins, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [                    ] and is first being mailed to shareowners of Rockwell Collins on or about [                    ].

ROCKWELL COLLINS, INC.

400 Collins Road N.E.

Cedar Rapids, Iowa 52498

NOTICE OF SPECIAL MEETING OF SHAREOWNERS

To be held on [                    ]

To the Shareowners of Rockwell Collins, Inc.:

We are pleased to invite you to attend the special meeting of shareowners of Rockwell Collins, Inc., a Delaware corporation, which will be held at [            ] on [                    ], at [            ] a.m. for the following purposes:

1. Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of September 4, 2017, by and among United Technologies Corporation, Riveter Merger Sub Corp. and Rockwell Collins, Inc. (which is referred to as the merger agreement), and approve the merger contemplated thereby, which is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 50 and 96, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;

2. Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Rockwell Collins’ named executive officers in connection with the merger contemplated by the merger agreement, which is referred to as the merger-related compensation proposal; and

3. Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.

Rockwell Collins will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the Rockwell Collins board of directors, which is referred to as the Rockwell Collins Board. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.

The Rockwell Collins Board has fixed the close of business on [                    ] as the record date for the special meeting. Only Rockwell Collins shareowners of record at that time are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of such shareowners will be available for inspection by any shareowner for any purpose germane to the special meeting during ordinary business hours for the 10 days preceding the special meeting at 400 Collins Road N.E., Cedar Rapids, Iowa. The eligible Rockwell Collins shareowner list will also be available at the special meeting for examination by any shareowner of record present at such meeting.

Completion of the merger is conditioned upon adoption of the merger agreement and approval of the merger by the Rockwell Collins shareowners, which requires the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock outstanding and entitled to vote at the special meeting.

The Rockwell Collins Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, declared the merger agreement advisable and in the best interest of Rockwell Collins and its shareowners, and unanimously recommends that Rockwell Collins shareowners vote:

•	“FOR” the merger proposal;

•	“FOR” the merger-related compensation proposal; and

•	“FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares of common stock that you own. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the merger proposal. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the proxy card, (2) calling the toll-free number listed on the Rockwell Collins proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Rockwell Collins stock who is present at the special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the special meeting in the manner described in the accompanying document. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the broker, bank or other nominee. If you have shares allocated to your account under the Rockwell Collins Retirement Savings Plan or the B/E Aerospace, Inc. Savings Plan, you may direct the plan trustee of the respective plan regarding how to vote the shares allocated to your account. If you are an employee of Rockwell Collins with regular computer access as an integral part of your job duties, you will receive an email with instructions on how to direct the trustee to vote the shares allocated to your account under the plan. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you are not an employee, or you are an employee but do not have regular computer access as an integral part of your job duties, you can direct the trustee on how to vote the shares allocated to your plan account by following the instructions described in (1), (2) or (3) above. If shares are allocated to your account under the B/E Aerospace, Inc. Savings Plan, you may also direct the plan trustee on how to vote such shares by following the instructions described in (1), (2) or (3) above.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of common stock, please contact Rockwell Collins’ proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 825-8772 (toll-free)

(212) 750-5833 (collect)

By Order of the Rockwell Collins, Inc. Board of Directors,

[ ] Robert J. Perna Secretary

Cedar Rapids, Iowa [ ]

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about UTC and Rockwell Collins from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 169.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone as follows:

For information related to Rockwell Collins:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 825-8772 (toll-free)

(212) 750-5833 (collect)

For information related to UTC:

United Technologies Corporation

10 Farm Springs Road

Farmington, Connecticut 06032

Attention: Investor Relations

(860) 728-7608

To receive timely delivery of the documents in advance of the special meeting, you should make your request no later than [                    ], which is five business days before the special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission website at www.sec.gov. In addition, you may obtain copies of documents filed by UTC with the SEC on UTC’s Internet website at http://www.utc.com under the tab “Investors,” then under the tab “SEC Filings” or by contacting UTC’s Investor Relations at United Technologies, 10 Farm Springs Road, Farmington, Connecticut 06032 or by calling (860) 728-7608. You may also obtain copies of documents filed by Rockwell Collins with the SEC on Rockwell Collins’ Internet website at http://www.rockwellcollins.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Road N.E., Cedar Rapids, Iowa 52498 or by calling (319) 295-7575.

We are not incorporating the contents of the websites of the SEC, UTC, Rockwell Collins, or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by UTC (File No. 333-[                    ]), constitutes a prospectus of UTC under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock, par value $1.00 per share, of UTC to be issued to Rockwell Collins shareowners pursuant to the merger agreement. This document also constitutes a proxy statement of Rockwell Collins under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the Rockwell Collins shareowners’ meeting, at which Rockwell Collins shareowners will be asked to consider and vote upon the proposal to adopt the merger agreement and approve the merger and certain other proposals.

All references in this proxy statement/prospectus to UTC refer to United Technologies Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to Rockwell Collins refer to Rockwell Collins, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to Merger Sub refer to Riveter Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of UTC, unless the context requires otherwise.

UTC has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to UTC and Riveter Merger Sub Corp., and Rockwell Collins has supplied all such information relating to Rockwell Collins.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. UTC and Rockwell Collins have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Rockwell Collins shareowners nor the issuance by UTC of shares of common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS & ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement and the special meeting. They may not include all the information that is important to shareowners of Rockwell Collins. Shareowners should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q:	What is the merger?

A:	UTC, Rockwell Collins and Merger Sub have entered into an Agreement and Plan of Merger, dated as of September 4, 2017, which (as the same may be amended from time to time) is referred to as the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Rockwell Collins by UTC. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereinafter, Merger Sub will merge with and into Rockwell Collins, with Rockwell Collins continuing as the surviving corporation and a wholly owned subsidiary of UTC, in a transaction which is referred to as the merger. As a result of the merger, Rockwell Collins will no longer be a publicly-held company. Following the merger, Rockwell Collins common stock will be delisted from the New York Stock Exchange, which is referred to as the NYSE, and deregistered under the Exchange Act.

Q:	Why am I receiving these materials?

A:	Rockwell Collins is sending these materials to its shareowners to help them decide how to vote their shares of common stock with respect to the merger and other matters to be considered at the special meeting.

The merger cannot be completed unless Rockwell Collins shareowners adopt the merger agreement and approve the merger. Rockwell Collins is holding a special meeting of its shareowners to vote on the proposals necessary to complete the merger. Information about the special meeting, the merger, the merger agreement and the other business to be considered by shareowners at the special meeting is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes both a proxy statement of Rockwell Collins and a prospectus of UTC. It is a proxy statement because the Rockwell Collins board of directors, which is referred to as the Rockwell Collins Board, is soliciting proxies from its shareowners. It is a prospectus because UTC will issue shares of its common stock in exchange for outstanding shares of Rockwell Collins common stock in the merger. This proxy statement/prospectus includes important information about the merger, the merger agreement and the special meeting. Rockwell Collins shareowners should read this information carefully and in its entirety. The enclosed voting materials allow shareowners to vote their shares by proxy without attending the special meeting in person.

Q:	What will Rockwell Collins shareowners receive in the merger?

A:

If the merger is completed, each share of Rockwell Collins common stock (other than (1) shares held by Rockwell Collins as treasury stock, UTC, or any subsidiaries of Rockwell Collins or UTC and (2) shares held by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the General Corporation Law of the State of Delaware (which is referred to as the DGCL), both of which are collectively referred to herein as excluded shares) will be converted into (a) $93.33 in cash, without interest, plus (b) a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock over a specified period of time before the closing of the merger (referred to herein as the UTC stock price), subject to adjustment pursuant to the terms of the merger agreement. The cash and UTC stock payable in exchange for each such share of Rockwell Collins common stock are collectively referred to as the merger consideration.

The fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted is referred to as the exchange ratio. The exchange ratio is described in more detail in “The Merger Agreement—Merger Consideration” beginning on page 96. If the UTC stock price is greater than $107.01 but less than $124.37, the exchange ratio will be equal to the quotient of (i) $46.67 divided by (ii) the UTC stock price, which, in each case, will result in the stock consideration having a value equal to $46.67. If the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, a two-way collar mechanism will apply pursuant to which, (x) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and the value of the stock consideration will be more than $46.67, and (y) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and the value of the stock consideration will be less than $46.67.

All fractional shares of UTC common stock that would otherwise be issued to a Rockwell Collins shareowner of record as part of the merger consideration will be aggregated to create whole shares of UTC common stock that will be issued to shareowners as part of the merger consideration. If a fractional share of UTC common stock remains payable to a Rockwell Collins shareowner after aggregating all fractional shares of UTC common stock payable to such Rockwell Collins shareowner, then such shareowner will be paid, in lieu of such remaining fractional share of UTC common stock, an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (1) the amount of the fractional share interest in a share of UTC common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (2) the UTC stock price.

Q:	How will UTC pay the cash component of the merger consideration?

A:	UTC’s obligation to complete the merger is not conditioned upon its obtaining financing. UTC anticipates that approximately $15 billion will be required to pay the aggregate cash portion of the merger consideration to the Rockwell Collins shareowners. UTC intends to fund the cash component of the merger through sources of debt financing and cash on hand. In connection with entering into the merger agreement, UTC entered into a commitment letter that provided a one-year commitment, subject to an extension to eighteen months under certain circumstances, for a $6.5 billion 364-day unsecured bridge loan facility. On October 6, 2017, in accordance with, and consistent with the terms set forth in, the commitment letter, UTC entered into a $6.5 billion 364-day unsecured bridge loan credit agreement, with the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent. The commitments under the bridge credit agreement terminate on September 4, 2018 or, under certain circumstances, on March 4, 2019.

For a more complete description of sources of funding for the merger and related costs, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page 90.

Q:	What equity stake will Rockwell Collins shareowners hold in UTC immediately following the merger?

A:	Upon the completion of the merger, based on minimum and maximum exchange ratios of 0.37525 and 0.43613, the estimated number of shares of UTC common stock issuable as a portion of the merger consideration is between 62 million shares and 72 million shares, which will result in former Rockwell Collins shareowners holding approximately 7% to 8% of the outstanding fully diluted UTC common stock, based on the number of outstanding shares of common stock and outstanding stock-based awards of UTC and Rockwell Collins as of September 1, 2017.

For more details on the calculation of the UTC stock price, the calculation of the exchange ratio and the two-way collar mechanism, see “The Merger Agreement—Merger Consideration” beginning on page 96.

Q:	When do UTC and Rockwell Collins expect to complete the transaction?

A:	UTC and Rockwell Collins are working to complete the transaction as soon as practicable. We currently expect that the transaction will be completed by the third quarter of 2018. Neither UTC nor Rockwell Collins can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the merger proposal by Rockwell Collins shareowners as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including (1) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and the approval of regulatory authorities (or expiration of applicable waiting periods) in the European Union, Brazil, Canada, China, Chile, Japan, Mexico, the Philippines, Russia, South Korea, Taiwan, Turkey, South Africa (if required) and the foreign investment laws of France having been obtained and remaining in full force and effect, in each case without the imposition, individually or in the aggregate, of an unacceptable condition (see the definition of “unacceptable condition” on page 109), (2) no governmental authority of competent jurisdiction having issued or entered any order or enacted any law after the date of the merger agreement having the effect of enjoining or otherwise prohibiting the completion of the merger or resulting, individually or in the aggregate, in an unacceptable condition and (3) the absence of a material adverse effect (as defined in the merger agreement) on either UTC or Rockwell Collins.

See “The Merger Agreement—Conditions to the Merger” beginning on page 115.

Q:	What am I being asked to vote on, and why is this approval necessary?

A:	Rockwell Collins shareowners are being asked to vote on the following proposals:

1. Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement and approve the merger contemplated thereby, which is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 50 and 96, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;

2. Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Rockwell Collins’ named executive officers in connection with the merger contemplated by the merger agreement, which is referred to as the merger-related compensation proposal; and

3. Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.

Approval of the merger proposal by Rockwell Collins shareowners is required for completion of the merger.

Q:	What vote is required to approve each proposal at the Special Meeting?

A:	The merger proposal: The affirmative vote of the holders of a majority of the shares of Rockwell Collins common stock outstanding and entitled to vote (in person or by proxy) at the special meeting is required to approve the merger proposal, which is referred to as the shareowner approval.

The merger-related compensation proposal: The affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, assuming a quorum, is required to approve the merger-related compensation proposal.

The adjournment proposal: The affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present, is required to approve the adjournment proposal.

Q:	How many votes do I have?

A:	Each Rockwell Collins shareowner is entitled to one vote for each share of Rockwell Collins common stock held of record as of the record date.

As of the close of business on the record date, there were [            ] shares of common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:	What constitutes a quorum?

A:	The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Rockwell Collins common stock issued and outstanding on the record date for the special meeting will constitute a quorum for the transaction of business at the special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Q:	How does the Rockwell Collins Board recommend that I vote?

A:	The Rockwell Collins Board unanimously recommends that Rockwell Collins shareowners vote: “FOR” the merger proposal, “FOR” the merger-related compensation proposal, and “FOR” the adjournment proposal.

Q:	Why did the Rockwell Collins Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:	For additional information regarding the Rockwell Collins Board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Rockwell Collins Board of Directors’ Recommendation and Reasons for the Merger” beginning on page 59.

Q:	Do any of Rockwell Collins’ directors or executive officers have interests in the merger that may differ from those of Rockwell Collins shareowners?

A:	Rockwell Collins’ non-employee directors and executive officers have certain interests in the merger, that may be different from, or in addition to, the interests of Rockwell Collins shareowners generally. The Rockwell Collins Board was aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger and in recommending that the shareowners adopt the merger agreement. For more information regarding these interests, see “The Merger—Interests of Directors and Executive Officers of Rockwell Collins in the Merger” beginning on page 81.

Q:	Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the merger-related executive compensation?

A:	Under SEC rules, Rockwell Collins is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What happens if the merger-related compensation proposal is not approved?

A:	Approval of the merger-related compensation proposal is not a condition to completion of the merger, and because the vote on the merger-related compensation proposal is advisory only, it will not be binding on Rockwell Collins. Accordingly, if the merger is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the merger-related compensation proposal is not approved. If the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Rockwell Collins’ named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related compensation proposal.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Please do not submit your stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your stock certificates in exchange for shares of UTC common stock from the exchange agent.

Q:	Does my vote matter?

A:	Yes. The merger cannot be completed unless the proposal to adopt the merger agreement is approved by holders of a majority of the shares of Rockwell Collins common stock issued and outstanding. If you fail to submit a proxy or to vote in person at the special meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the effect of a vote cast “against” such proposal. The Rockwell Collins Board unanimously recommends that shareowners vote “FOR” the proposal to adopt the merger agreement and approve the merger.

Q:	How do I vote?

A:	If you are a shareowner of record of Rockwell Collins as of [ ], which is referred to as the record date, you are entitled to receive notice of, and cast a vote at, the special meeting. Each holder of Rockwell Collins common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Rockwell Collins common stock that such holder owned of record as of the record date. You may submit your proxy before the special meeting in one of the following ways:

•	Telephone voting—use the toll-free number shown on your proxy card;

•	Via the Internet—visit the website shown on your proxy card to vote via the Internet; or

•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a shareowner of record, you may also cast your vote in person at the special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” shareowners who wish to vote at the meeting will need to obtain a “legal proxy” form from their broker, bank or other nominee.

Q:	How do I direct the trustee of the plan to vote my shares of common stock held through the Rockwell Collins Retirement Savings Plan or the B/E Aerospace, Inc. Savings Plan?

A:	If shares of common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan and you are not an employee of Rockwell Collins, or you are an employee but do not have regular computer access as an integral part of your job duties, you may direct the plan trustee to vote the shares allocated to your account by telephone, mail or via the Internet as described above. You may also direct the trustee to vote your allocated shares by telephone, mail or via the Internet as described above if shares of common stock are allocated to your account under the B/E Aerospace, Inc. Savings Plan. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you are an employee of Rockwell Collins with regular computer access as an integral part of your job duties, you will receive an email with instructions on how to direct the trustee to vote the shares allocated to your account under the plan. If you provide voting directions to the trustee by telephone or via the Internet, your voting instructions must be received before [ ] p.m. (Eastern Time) on [ ]. If you provide voting instructions to the trustee by mail, your voting instructions must be received before [ ] p.m. (Eastern Time) on [ ]. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you do not timely submit your voting instructions by these deadlines or the deadlines contained in the email instructions, as applicable, the trustee will vote the shares allocated to your account in the same proportion to the shares held in the plan for which directions were timely received. If shares are allocated to your account under the B/E Aerospace, Inc. Savings Plan and you do not timely submit your voting instructions by these deadlines or the deadlines contained in the email instructions, as applicable, the trustee will not vote the shares unless otherwise required by law.

If you hold shares of common stock through one of the plans, you may attend the special meeting. However, shares held through the plans can only be voted by the trustee as described in the above paragraph and you cannot vote such shares in person at the special meeting.

Q:	How do I vote if I participate in Rockwell Collins’ Direct Stock Purchase and Dividend Reinvestment Plan?

A:	Shareowners participating in the Wells Fargo Shareowner Service Plus Plan that allows for direct stock purchases and dividend reinvestment are record owners, and Wells Fargo will vote the shares that it holds for the participant’s account only in accordance with the proxy returned by the participant to Wells Fargo, or in accordance with instructions given pursuant to our telephone or Internet voting procedures.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

You are a “shareholder of record” if your shares are registered directly in your name with Rockwell Collins’ transfer agent, Wells Fargo Shareowner Services, which is referred to as Wells Fargo. As the shareholder of record, you have the right to vote in person at the special meeting. You may also vote by Internet, telephone or mail, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, brokerage firm or other nominee or other similar organization. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the special meeting; however, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Rockwell Collins or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a beneficial owner of Rockwell Collins shares and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote AGAINST such proposal;

•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (assuming a quorum is present); and

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (regardless of whether a quorum is present).

Q:	When and where is the special meeting? What must I bring to attend the special meeting?

A:	The special meeting of Rockwell Collins shareowners will be held at [ ] on [ ] at [ ]. Subject to space availability, all shareowners as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [ ].

If you wish to attend the special meeting, you must bring photo identification. If you hold your shares through a broker, bank or other nominee, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee or an account statement.

Q:	What if I fail to vote or abstain?

A:	For purposes of the special meeting, an abstention occurs when a shareowner attends the special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have the same effect of a vote cast “AGAINST” such proposal.

Merger-related compensation proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger-related compensation proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have no effect on the outcome of the merger-related compensation proposal (assuming a quorum is present).

Adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the adjournment proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (regardless of whether a quorum is present).

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?

A:	If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Rockwell Collins Board with respect to that proposal.

Q:	What happens if I sell my shares of Rockwell Collins common stock after the record date but before the special meeting?

A:	The record date for the special meeting (the close of business on [ ]) is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by the shareowners in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction card?

A:	Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of the following four ways:

(1)	by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

(2)	by sending a notice of revocation to the corporate secretary of Rockwell Collins;

(3)	by sending a completed proxy card bearing a later date than your original proxy card; or

(4)	by attending the special meeting and voting in person.

If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.

If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

If your shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you have directed the plan trustee on how to your vote such shares pursuant to email instruction, you should take the same actions detailed in the email instructions on how to direct the trustee to vote to change such direction to the trustee. If your shares are allocated to your account under the Rockwell Collins Retirement Savings Plan or the B/E Aerospace, Inc. Savings Plan and you have directed the trustee on how to vote such shares by telephone, via the Internet, or by mail, you may change your direction via methods (1), (2) or (3) above, but in any case you must change your vote prior to [            ] p.m. (Eastern Time) on [            ] (for shares voted by telephone or Internet) or [            ] p.m. (Eastern Time) on [            ] (for shares voted by mail).

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Rockwell Collins intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What are the U.S. federal income tax consequences of the merger?

A:	The exchange of Rockwell Collins common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, for U.S. federal income tax purposes, a U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Consequences”) of Rockwell Collins common stock who receives the merger consideration in exchange for such U.S. holder’s shares of Rockwell Collins common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the UTC common stock and the amount of cash, including cash in lieu of a fractional share of UTC common stock, received in the merger and (2) such U.S. holder’s adjusted tax basis in the shares of Rockwell Collins common stock exchanged therefor.

In certain circumstances, a holder of Rockwell Collins common stock could be treated as receiving a dividend in an amount up to the cash consideration received by such holder in the merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Consequences”) of Rockwell Collins common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the merger.

For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income Tax Consequences” beginning on page 91.

This proxy statement/prospectus contains a general discussion of the U.S. federal income tax consequences of the merger. This description does not address any non-U.S. tax consequences, nor does it pertain to state or local income or other tax consequences. Consequently, you should consult your own tax advisors regarding the particular U.S. federal income tax consequences of the merger to you in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.

Q:	Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 38. You also should read and carefully consider the risk factors of UTC and Rockwell Collins contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	Do I have appraisal rights in connection with the transaction?

A:	Subject to the closing of the merger, record holders of Rockwell Collins common stock who do not vote in favor of the merger proposal and otherwise comply fully with the requirements and procedures of Section 262 of the DGCL, may exercise their rights of appraisal, which generally entitle shareowners to receive a lump sum cash payment equal to the fair value of their common stock exclusive of any element of value arising from the accomplishment or expectation of the merger. The “fair value” could be higher or lower than, or the same as, the merger consideration. A detailed description of the appraisal rights and procedures available to Rockwell Collins shareowners is included in “Appraisal Rights” beginning on page 162. The full text of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus.

Q:	What will happen to my stock-based awards?

A:	Treatment of Restricted Stock Awards

Upon completion of the merger, each then-outstanding restricted share of Rockwell Collins common stock, referred to as a restricted stock award, will become fully vested and will be canceled and converted into the right to receive the merger consideration in respect of each share of Rockwell Collins common stock subject to such restricted stock award, i.e., treated in the same manner as all other outstanding shares of Rockwell Collins common stock (other than excluded shares) for such purposes.

Treatment of Restricted Stock Unit Awards

Upon completion of the merger, each then-outstanding restricted stock unit award relating to shares of Rockwell Collins common stock, referred to as an RSU award, that was granted (1) prior to September 4, 2017 or (2) to a non-employee director of Rockwell Collins will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of Rockwell Collins common stock subject to such RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award), less applicable tax withholdings.

Upon completion of the merger, each then-outstanding RSU award granted on or after September 4, 2017 (except for RSU awards granted to non-employee directors) will be assumed by UTC and converted into a time-based restricted stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award) by (2) an amount referred to as the equity award exchange ratio. The equity award exchange ratio is a number of shares of UTC common stock equal to the sum of (a) the exchange ratio and (b) the quotient (rounded to four decimal places) obtained by dividing the cash consideration by the UTC stock price. Each restricted stock unit award of UTC received in such conversion will be subject to the vesting schedule applicable to the corresponding RSU award and will be settled as provided in the award agreement applicable to corresponding RSU award, subject only to the continued service of the grantee with UTC or the surviving corporation through each applicable vesting date (except in the event of an earlier qualifying termination of service) but will not be subject to any performance conditions following the completion of the merger.

Treatment of Stock Options

Upon completion of the merger, each then-outstanding compensatory option to purchase Rockwell Collins common stock, referred to as a stock option, will be canceled in exchange for the right to receive the merger consideration in respect of each net option share subject to such stock option, less applicable tax withholdings. The number of net option shares is calculated by subtracting from the total number of shares of Rockwell Collins common stock subject to such stock option a number of shares of Rockwell Collins common stock with a value equal to the aggregate applicable exercise price.

Treatment of Deferred Stock Unit Awards

Upon completion of the merger, each then-outstanding stock unit credited to participant accounts under the Rockwell Collins Non-Qualified Savings Plan, the Amended and Restated Rockwell Collins 2005 Non-Qualified Retirement Savings Plan or the B/E Aerospace, Inc. 2010 Deferred Compensation Plan, as assumed by Rockwell Collins, that relates to shares of Rockwell Collins common stock, referred to as a DSU award, that is payable in cash by its terms upon the completion of the merger will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of the value of the merger consideration and the number of shares of Rockwell Collins common stock relating to such DSU award, less applicable tax withholding. For this purpose, the value of the portion of the merger consideration that consists of shares of UTC common stock will be equal to the product of the number of such shares of UTC common stock and the UTC stock price.

Upon completion of the merger, each then-outstanding DSU award that is payable in shares of Rockwell Collins common stock by its terms upon the completion of the merger will be canceled in exchange for the right to receive the merger consideration in respect of each share of Rockwell Collins common stock relating to such DSU award, less applicable tax withholding.

Upon completion of the merger, each then-outstanding DSU award that is not payable by its terms upon the completion of the merger will be assumed by UTC and converted into a deferred stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the DSU award by (2) the equity award exchange ratio. Each deferred stock unit award of UTC received in such conversion will be settled in cash or shares of UTC common stock as provided in the applicable plan document on the date or dates provided under the applicable election.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:	If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Innisfree M&A Incorporated, the proxy solicitation agent for Rockwell Collins, at (877) 825-8772 or (212) 750-5833 (bankers and brokers call collect).

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. UTC and Rockwell Collins urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which UTC and Rockwell Collins also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 169. All references in this proxy statement/prospectus to UTC refer to United Technologies Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise, all references to Rockwell Collins refer to Rockwell Collins, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise, and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of September 4, 2017, by and among United Technologies Corporation, Riveter Merger Sub Corp. and Rockwell Collins, Inc., as it may be amended, a copy of which is attached as Annex  A to this proxy statement/prospectus.

The Parties

UTC

UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC conducts its business through four principal segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney and UTC Aerospace Systems. Each segment groups similar operating companies, and the management organization of each segment has general operating autonomy over a range of products and services. Otis and UTC Climate, Controls & Security (collectively referred to as the “commercial businesses”) serve customers in the commercial, government, infrastructure and residential property sectors and transport and refrigeration businesses worldwide. Pratt & Whitney and UTC Aerospace Systems (collectively referred to as the “aerospace businesses”) primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets of the aerospace industry. The principal products and services of each segment are as follows:

•	Otis—Otis is an elevator and escalator manufacturing, installation and service company and designs, manufactures, sells and installs passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world.

•	UTC Climate, Controls & Security—UTC Climate, Controls & Security is a provider of heating, ventilating, air conditioning (HVAC) and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. In certain markets, UTC Climate, Controls & Security also provides monitoring and response services, to complement its electronic security and fire safety businesses. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences.

•

Pratt & Whitney—Pratt & Whitney supplies aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts and auxiliary power units. Pratt & Whitney produces and develops families of large engines for wide- and narrow-

body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies and the U.S. and foreign governments.

•	UTC Aerospace Systems—UTC Aerospace Systems is a global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTC Aerospace Systems sells aerospace products to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.

For 2016, UTC’s commercial and industrial sales (generated principally by the commercial businesses) were approximately 50% of its consolidated sales, and its commercial aerospace sales and military aerospace sales (generated exclusively by its aerospace businesses) were approximately 38% and 12%, respectively, of its consolidated sales. International sales for 2016, including U.S. export sales, were 61% of its total segment sales.

UTC’s principal executive offices are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000. UTC’s website address is www.utc.com. Information contained on UTC’s website does not constitute part of this proxy statement/prospectus. UTC’s stock is publicly traded on the NYSE, under the ticker symbol “UTX.” Additional information about UTC is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 169.

Rockwell Collins

Rockwell Collins supplies cabin interior products and services to aircraft manufacturers and airlines, designs, produces and supports communications and aviation systems for commercial and military customers and provides information management services through voice and data communication networks and solutions worldwide. The integrated system solutions and products Rockwell Collins provides to its served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. Rockwell Collins also provides a wide range of services and support to its customers through a worldwide network of service centers, including equipment repair and overhaul, service parts, field service engineering, training, technical information services and aftermarket used equipment sales. The structure of Rockwell Collins’ business allows it to leverage these core competencies across markets and applications to bring high value solutions to its customers.

Rockwell Collins serves a worldwide customer base through its four operating segments: Interior Systems, Commercial Systems, Government Systems and Information Management Services. The Interior Systems business manufactures cabin interior products for the commercial aircraft and business aviation markets. The customer base consists of virtually all of the world’s major airlines and aerospace manufacturers. The Commercial Systems segment supplies aviation electronics systems, products and services, as well as aircraft cabin interior products, to customers located throughout the world. The customer base consists of original equipment manufacturers of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. The Government Systems segment provides a broad range of electronic products, systems and services to customers including the U.S. Department of Defense, various ministries of defense, other government agencies and defense contractors around the world. These products, systems and services support airborne, precision weapon, ground and maritime applications on new equipment as well as in retrofit and upgrade applications designed to extend the service life and enhance the capability of existing aircraft, vehicle and weapon platforms. The Information Management Services segment provides communications services, systems integration and security solutions across the aviation, airport, rail and nuclear security markets to customers located around the world. The customer base includes commercial airlines, business aircraft operators, the U.S. Federal Aviation Administration (FAA), airport and critical infrastructure operators and major passenger and freight railroads.

Rockwell Collins serves a broad range of customers worldwide, including the U.S. Department of Defense, U.S. Coast Guard, civil agencies, airports, defense contractors, foreign ministries of defense, manufacturers of commercial helicopters, manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business jet operators, the FAA, critical infrastructure operators and major passenger and freight railroads. Rockwell Collins markets its systems, products and services directly to its customers through an internal marketing and sales force. In addition, it utilizes a worldwide dealer network to distribute its products and international sales representatives to assist with international sales and marketing. In 2016, various branches of the U.S. Government, both directly and indirectly through subcontracts, accounted for 33% of Rockwell Collins’ total sales.

Rockwell Collins’ executive offices are located at 400 Collins Road N.E., Cedar Rapids, Iowa 52498, and its telephone number is (319) 295-1000. Rockwell Collins’ website address is www.rockwellcollins.com. Information contained on Rockwell Collins’ website does not constitute part of this proxy statement/prospectus. Rockwell Collins’ stock is publicly traded on the NYSE, under the ticker symbol “COL.” Additional information about Rockwell Collins is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 169.

Riveter Merger Sub Corp.

Riveter Merger Sub Corp., a wholly owned subsidiary of UTC, is a Delaware corporation incorporated on August 30, 2017 for the purpose of effecting the merger. Riveter Merger Sub Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Riveter Merger Sub Corp. are located at 10 Farm Springs Road, Farmington, Connecticut 06032, and its telephone number is (860) 728-7000.

The Merger

A summary of the terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

On September 4, 2017, UTC, Rockwell Collins and Merger Sub entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into Rockwell Collins, with Rockwell Collins continuing as the surviving corporation and a wholly owned subsidiary of UTC.

Merger Consideration

At the completion of the merger, each share of Rockwell Collins common stock that is issued and outstanding immediately prior to the completion of the merger (other than (1) shares held by Rockwell Collins as treasury stock, UTC, or any subsidiaries of Rockwell Collins or UTC and (2) shares held by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the DGCL, both of which are collectively referred to herein as excluded shares) will be converted into the right to receive (a) $93.33 in cash, without interest, which is referred to as the cash consideration, plus

(b) a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date (which is referred to as the UTC stock price), subject to adjustment based on a two-way collar mechanism described below, which is referred to as the stock consideration. The cash and UTC stock payable in exchange for each such share of Rockwell Collins common stock are collectively referred to as the merger consideration. The fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted is referred to as the exchange ratio. The exchange ratio will be determined based upon the UTC stock price. If the UTC stock price is greater than $107.01 but less than $124.37, the exchange ratio will be equal to the quotient of (i) $46.67 divided by (ii) the UTC stock price, which, in each case, will result in the stock consideration having a value equal to $46.67. If the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which, (x) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and the value of the stock consideration will be greater than $46.67, and (y) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and the value of the stock consideration will be less than $46.67. Upon the completion of the merger, based on minimum and maximum exchange ratios of 0.37525 and 0.43613, the estimated number of shares of UTC common stock issuable as a portion of the merger consideration is between 62 million shares and 72 million shares, which will result in former Rockwell Collins shareowners holding approximately 7% to 8% of the outstanding fully diluted UTC common stock, based on the number of outstanding shares of common stock and outstanding stock-based awards of Rockwell Collins and UTC as of September 1, 2017. For more details on the shares of UTC common stock and other consideration to be received by Rockwell Collins shareowners, see “The Merger Agreement—Merger Consideration” beginning on page 96.

All fractional shares of UTC common stock that would otherwise be issued to a Rockwell Collins shareowner of record as part of the merger consideration will be aggregated to create whole shares of UTC common stock that will be issued to Rockwell Collins shareowners of record as part of the merger consideration. If a fractional share of UTC common stock remains payable to a Rockwell Collins shareowner after aggregating all fractional shares of UTC common stock payable to such shareowner, then such shareowner will be paid, in lieu of such remaining fractional share of UTC common stock, an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (1) the amount of the fractional share interest in a share of UTC common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (2) the UTC stock price.

Treatment of Equity Awards

Treatment of Restricted Stock Awards

Upon completion of the merger, each then-outstanding restricted stock award will become fully vested and will be canceled and converted into the right to receive the merger consideration in respect of each share of Rockwell Collins common stock subject to such restricted stock award, i.e., treated in the same manner as all other outstanding shares of Rockwell Collins common stock (other than excluded shares) for such purposes.

Treatment of Restricted Stock Unit Awards

Upon completion of the merger, each then-outstanding RSU award that was granted (1) prior to September 4, 2017 or (2) to a non-employee director of Rockwell Collins will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of Rockwell Collins common stock subject to such RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award), less applicable tax withholdings.

Upon completion of the merger, each then-outstanding RSU award granted on or after September 4, 2017 (except for RSU awards granted to non-employee directors) will be assumed by UTC and converted into a time-based restricted stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award) by (2) the equity award exchange ratio. The equity award exchange ratio is a number of shares of UTC common stock equal to the sum of (a) the exchange ratio and (b) the quotient (rounded to four decimal places) obtained by dividing the cash consideration by the UTC stock price. Each restricted stock unit award of UTC received in such conversion will be subject to the vesting schedule applicable to the corresponding RSU award and will be settled as provided in the award agreement applicable to corresponding RSU award, subject only to the continued service of the grantee with UTC or the surviving corporation through each applicable vesting date (except in the event of an earlier qualifying termination of service) but will not be subject to any performance conditions following the completion of the merger.

Treatment of Stock Options

Upon completion of the merger, each then-outstanding stock option will be canceled in exchange for the right to receive the merger consideration in respect of each net option share subject to such stock option, less applicable tax withholdings. The number of net option shares is calculated by subtracting from the total number of shares of Rockwell Collins common stock subject to such stock option a number of shares of Rockwell Collins common stock with a value equal to the aggregate applicable exercise price.

Treatment of Deferred Stock Unit Awards

Upon completion of the merger, each then-outstanding DSU award that is payable in cash by its terms upon the completion of the merger will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of the value of the merger consideration and the number of shares of Rockwell Collins common stock relating to such DSU award, less applicable tax withholding. For this purpose, the value of the portion of the merger consideration that consists of shares of UTC common stock will be equal to the product of the number of such shares of UTC common stock and the UTC stock price.

Upon completion of the merger, each then-outstanding DSU award that is payable in shares of Rockwell Collins common stock by its terms upon the completion of the merger will be canceled in exchange for the right to receive the merger consideration in respect of each share of Rockwell Collins common stock relating to such DSU award, less applicable tax withholding.

Upon completion of the merger, each then-outstanding DSU award that is not payable by its terms upon the completion of the merger will be assumed by UTC and converted into a deferred stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the DSU award by (2) the equity award exchange ratio. Each deferred stock unit award of UTC received in such conversion will be settled in cash or shares of UTC common stock as provided in the applicable plan document on the date or dates provided under the applicable election.

Financing of the Merger and Treatment of Existing Debt

In connection with the merger, UTC currently intends to maintain Rockwell Collins’ existing revolving credit facility, term loan facility and outstanding notes. UTC is expected to assume approximately $7.3 billion of Rockwell Collins’ outstanding debt.

UTC’s obligation to complete the merger is not conditioned upon its obtaining financing. UTC anticipates that approximately $15 billion will be required to pay the aggregate cash portion of the merger consideration to the Rockwell Collins shareowners and to pay fees and expenses relating to the merger. UTC intends to fund the cash component of the merger through sources of debt financing and cash on hand. In connection with entering into the merger agreement, UTC entered into a commitment letter, dated as of September 4, 2017, with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc., that provided a one-year commitment, subject to an extension to eighteen months under certain circumstances, for a $6.5 billion 364-day unsecured bridge loan facility. On October 6, 2017, in accordance with, and consistent with the terms set forth in, the commitment letter, UTC entered into a $6.5 billion 364-day unsecured bridge loan credit agreement, with the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent. The commitments under the bridge credit agreement terminate on September 4, 2018 or, under certain circumstances, on March 4, 2019.

For a more complete description of sources of funding for the merger, see “The Merger—Financing of the Merger and Treatment of Existing Debt” beginning on page  90.

Recommendation of the Rockwell Collins Board of Directors

After careful consideration of various factors described in “The Merger—Rockwell Collins Board of Directors’ Recommendations and Reasons for the Merger” beginning on page 59, the Rockwell Collins Board unanimously recommends that holders of common stock vote:

•	“FOR” the merger proposal;

•	“FOR” the merger-related compensation proposal; and

•	“FOR” the adjournment proposal.

Opinions of Rockwell Collins’ Financial Advisors

Opinion of J.P. Morgan Securities LLC

Rockwell Collins retained J.P. Morgan Securities LLC, which is referred to as J.P. Morgan, to act as its financial advisor in connection with the proposed merger. At the meeting of the Rockwell Collins Board on September 4, 2017, J.P. Morgan rendered its oral opinion to the Rockwell Collins Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, each as described in greater detail in the section entitled “The Merger—Opinions of Rockwell Collins’ Financial Advisors” beginning on page 64, the consideration to be paid to the holders of Rockwell Collins common stock (other than excluded shares) in the proposed merger was fair, from a financial point of view, to such holders. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated September 4, 2017.

The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Rockwell Collins shareowners are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Rockwell Collins Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the consideration to be paid in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Rockwell Collins or as to the underlying decision by Rockwell Collins to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan.

The opinion does not constitute a recommendation to any shareowner of Rockwell Collins as to how such shareowner should vote with respect to the merger or any other matter.

Opinion of Citigroup Global Markets Inc.

On September 4, 2017, Citigroup Global Markets Inc., which is referred to as Citigroup, delivered to the Rockwell Collins Board a written opinion dated September 4, 2017, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, each as described in greater detail in the section entitled “The Merger—Opinions of Rockwell Collins’ Financial Advisors” beginning on page 64, the consideration to be received by the holders of Rockwell Collins common stock (other than excluded shares) in the proposed merger was fair, from a financial point of view, to such holders. Citigroup’s opinion, the issuance of which was authorized by Citigroup’s fairness opinion committee, was provided to the Rockwell Collins Board (in its capacity as such) in connection with its evaluation of the merger and was limited to the fairness, from a financial point of view, as of the date of Citigroup’s opinion, to the holders of outstanding shares of common stock of Rockwell Collins (other than excluded shares) of the merger consideration to be received by such holders in the merger.

Citigroup’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any shareowners as to how such shareowner should vote or act on any matters relating to the merger or otherwise. The summary of Citigroup’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. We encourage you to read the full text of Citigroup’s written opinion, which is attached to this proxy statement/prospectus as Annex C and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken.

Interests of Rockwell Collins’ Directors and Executive Officers in the Merger

The directors and executive officers of Rockwell Collins have interests in the merger that are different from, or in addition to, their interests as shareowners of Rockwell Collins generally. The Rockwell Collins Board was aware of these interests prior to the execution of the merger agreement and considered them, among other matters, in approving the merger agreement and in determining to recommend that the shareowners adopt the merger agreement. Additional interests of the directors and executive officers of Rockwell Collins include, but are not limited to, the treatment in the merger of restricted stock awards, RSU awards, stock options and DSU awards held by these directors and executive officers, certain severance payments and other benefits that Rockwell Collins executive officers are, by reason of their respective change of control agreements with Rockwell Collins, entitled to receive upon a qualifying termination of employment following the completion of the merger, the continued employment of certain executive officers with the surviving corporation following the completion of the merger, including the designation of Robert K. Ortberg, Chairman, President and Chief Executive Officer of Rockwell Collins, as the chief executive officer of the combined aerospace systems business of UTC and Rockwell Collins, and indemnification and insurance for current and former directors and executive officers.

Information about the Rockwell Collins Shareowners’ Meeting

Time, Place and Purpose of the Special Meeting

The special meeting to consider and vote upon the adoption of the merger agreement and related matters, which is referred to as the special meeting, will be held at [            ] on [            ], at [            ] a.m.

At the special meeting, the shareowners will be asked to consider and vote upon (1) the merger proposal, (2) the merger-related compensation proposal and (3) the adjournment proposal.

Record Date and Quorum

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of Rockwell Collins common stock as of the close of business on [            ], the record date. On the record date, there were [            ] shares of Rockwell Collins common stock outstanding and entitled to vote, including a total of [            ] shares held in the Rockwell Collins Retirement Savings Plan and the B/E Aerospace, Inc. Savings Plan. Shareowners will have one vote on all matters properly coming before the special meeting for each share of common stock owned by such shareowners on the record date.

The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of common stock issued and outstanding on the record date for the special meeting will constitute a quorum for the transaction of business at the special meeting.

Vote Required

The merger proposal requires the affirmative vote of the holders of a majority of the shares of Rockwell Collins common stock outstanding and entitled to vote (in person or by proxy) at the special meeting. If a Rockwell Collins shareowner present in person at the special meeting abstains from voting, responds by proxy with an “abstain” vote, is not present in person at the special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have the effect of a vote cast “AGAINST” such proposal.

The merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, assuming a quorum. If a Rockwell Collins shareowner present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” for such proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The adjournment proposal requires the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. If a Rockwell Collins shareowner present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” for such proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any shareowner of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of common stock using the instructions provided by your bank, brokerage firm or other nominee. If shares of common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan and you receive email instructions on how to direct the plan trustee to vote the shares allocated to your account under the plan, you should submit your direction in accordance with the email instructions. If (A) shares of common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan and you are not an employee, or you are an employee and do not have regular computer access as an integral part of your job duties, or (B) shares of common stock are allocated to your account under the B/E Aerospace, Inc. Savings Plan, you may direct the trustee on how to vote such shares by telephone, over the Internet or by returning the enclosed voting direction card in the accompanying prepaid reply envelope.

If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of Rockwell Collins; (3) by sending a completed proxy card bearing a later date than your original proxy card; or (4) by attending the special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you have directed the plan trustee on how to vote such shares pursuant to email instruction, you should take the same actions detailed in these email instructions on how to direct the plan trustee to vote to change or revoke such direction. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan or the B/E Aerospace, Inc. Savings Plan and you have directed the plan trustee on how to vote such shares by telephone, via the Internet, or by mail, you may change or revoke such direction via methods (1), (2) or (3) above, but in any case you must change your vote prior to [            ] p.m. (Eastern Time) on [            ] (for shares voted by telephone or Internet) or [            ] p.m. (Eastern Time) on [            ] (for shares voted by mail).

Voting by Rockwell Collins Directors and Executive Officers

As of the close of business on September 1, 2017, the most recent practicable date for which such information was available, directors and executive officers of Rockwell Collins and their affiliates owned and were entitled to vote 317,696 shares of Rockwell Collins common stock, or less than 1% of the shares of common stock outstanding on that date. The number and percentage of shares of Rockwell Collins common stock owned by directors and executive officers of Rockwell Collins and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 1, 2017. It is currently expected that Rockwell Collins’ directors and executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the special meeting, although none of them have entered into any agreements obligating them to do so. The number of shares reflected above does not include shares subject to outstanding restricted stock awards or shares underlying outstanding RSU awards, stock options or DSU awards. For information with respect to restricted stock awards, RSU awards, stock options and DSU awards, please see “The Merger Agreement—Treatment of Equity Awards—Treatment of Restricted Stock Awards;—Treatment of Restricted Stock Unit Awards;—Treatment of Stock Options; and—Treatment of Deferred Stock Unit Awards” beginning on pages 98, 98, 98 and 99, respectively.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division, and the United States Federal Trade Commission, which is referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act without the imposition of an unacceptable condition. UTC and Rockwell Collins each filed their respective HSR Act notification forms on September 28, 2017.

Completion of the merger is further subject to notification or receipt of certain other regulatory approvals, including notification, clearance and/or approval in the European Union and certain other foreign jurisdictions, in each case without the imposition, individually or in the aggregate, of an unacceptable condition.

There can be no assurance that a challenge to the merger on antitrust or other grounds will not be made or, if such a challenge is made, that it would not be successful.

See “The Merger—Regulatory Approvals” beginning on page 90.

Conditions to Completion of the Merger

In addition to the approval of the merger proposal by Rockwell Collins shareowners, the expiration or termination of the applicable waiting period under the HSR Act and the approval of regulatory authorities in the European Union, Brazil, Canada, China, Chile, Japan, Mexico, the Philippines, Russia, South Korea, Taiwan, Turkey, South Africa (if required) and the foreign investment laws of France, relating to the merger, in each case without the imposition, individually or in the aggregate, of an unacceptable condition, each party’s obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or pending proceedings seeking a stop order, by the SEC), approval of the listing on the NYSE of the UTC common stock to be used for a portion of the merger consideration, the absence of an injunction or law prohibiting the merger or issuance of the UTC common stock to be used for a portion of the merger consideration or resulting, individually or in the aggregate, in an unacceptable condition, the accuracy of the representations and warranties of the parties under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the parties of their respective covenants and obligations under the merger agreement in all material respects and delivery of officer certificates by the parties certifying satisfaction of certain of the conditions described above.

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Rockwell Collins receives shareowner approval of the merger proposal at the special meeting and after Rockwell Collins and UTC receive all required regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 115.

Timing of the Merger

The parties expect the transaction to be completed by the third quarter of calendar year 2018. Neither UTC nor Rockwell Collins can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page  115.

No Solicitation

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, Rockwell Collins has agreed that (1) it, its subsidiaries and its and their respective officers and directors will and will use reasonable best efforts to cause its and their respective other representatives to immediately cease and terminate all existing discussions, negotiations and communications with any persons or entities with respect to acquisition proposals involving Rockwell Collins, including proposals to acquire 20% or more of Rockwell Collins’ voting power, consolidated assets, revenues or net income; (2) Rockwell Collins will not, and will not authorize, and will use its reasonable best efforts not to permit any of its representatives to, directly or indirectly initiate, seek, solicit, knowingly facilitate, knowingly encourage or knowingly induce or knowingly take any other action reasonably expected to lead to an acquisition proposal, engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person or entity relating to or for the purpose of encouraging or facilitating an acquisition proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (unless the Rockwell Collins Board determines in good faith that the failure to grant such waiver or release would be inconsistent with its fiduciary duties under applicable law); (3) Rockwell Collins will not provide access (and will terminate any such access) to any third party to any data room containing any of the information of Rockwell Collins or any of its subsidiaries; and (4) Rockwell Collins will demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible acquisition proposal with Rockwell Collins or any of its subsidiaries.

The merger agreement includes certain exceptions to the non-solicitation covenant such that, prior to obtaining the shareowner approval, Rockwell Collins may participate in discussions and negotiations concerning an unsolicited acquisition proposal if the Rockwell Collins Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the acquisition proposal is or will reasonably likely be or result in a “superior proposal” (as defined in the merger agreement). Also, the Rockwell Collins Board may, subject to complying with certain specified procedures, including providing UTC with a good faith opportunity to negotiate and, in certain circumstances, payment of a termination fee as described below, (1) change its recommendation in favor of the merger and the transactions contemplated by the merger agreement, or terminate the merger agreement in order to enter into a definitive agreement regarding an unsolicited acquisition proposal that is determined to be a superior proposal, or (2) change its recommendation in favor of the merger and the transactions contemplated by the merger agreement in response to an “intervening event” (as defined in the merger agreement) that becomes known after the date of the merger agreement but prior to the Rockwell Collins shareowner approval, in each case, to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law.

For a more complete description of the limitations on solicitation of acquisition proposals from third parties and the ability of the Rockwell Collins Board to change its recommendation for the transaction, see “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 109.

Termination of the Merger Agreement; Termination Fee

The merger agreement may be terminated by mutual written consent of UTC and Rockwell Collins at any time prior to the closing. In addition, the merger agreement may be terminated as follows:

•	by either UTC or Rockwell Collins if:

•	the merger has not been completed on or before 5:00 p.m. (New York time) on September 4, 2018 (subject to extension through March 4, 2019, if all conditions other than certain antitrust-related conditions are or would be satisfied as of such date), which is referred to as the termination date, except where the party seeking to terminate this agreement for this reason has committed a material breach of any of its obligations under the merger agreement and such material breach was the principal cause of or principally resulted in the failure of the completion of the merger on or before such date, which termination right is referred to as the end date termination right;

•	any governmental authority has issued or entered any restraint that would permanently prohibit the completion of the merger, and the imposition of such restraint has become final and nonappealable, so long as the restraint was not principally due to a material breach by the terminating party;

•	the shareowner approval has not been obtained at the special meeting or at any adjournment or postponement of such meeting; or

•	the other party breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of the other party’s representations and warranties or performance of covenants in the merger agreement, subject to certain materiality thresholds and rights to cure and other limitations (this termination right is referred to as the breach termination right);

•	by Rockwell Collins if prior to shareowner approval, Rockwell Collins enters into a definitive agreement with respect to a superior proposal, as described further in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 109, provided that Rockwell Collins pays to UTC the termination fee; or

•	by UTC if prior to shareowner approval, Rockwell Collins (1) makes an adverse recommendation change, as described further in “The Merger Agreement—Termination” beginning on page 117, (2) materially breaches certain non-solicitation obligations, or (3) fails to publicly reaffirm the Rockwell Collins Board’s recommendation for the merger within 10 business days of public announcement of certain competing acquisition proposals, or fails to recommend against an acquisition proposal in the form of a tender or exchange offer within 10 business days of commencement of such offer (this termination right is referred to as the recommendation change termination right).

If the merger agreement is terminated as described above, the merger agreement will be null and void and of no effect, without liability on the part of any party and each party’s rights and obligations will cease, subject to certain exceptions, including that:

•	no termination will relieve any party of any liability or damages resulting from any intentional breach of its obligations under the merger agreement prior to such termination or fraud, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including liability for damages (taking into account all relevant factors, including the loss of benefit of the merger to the party, any lost shareowner premium, any lost synergies, the time value of money and any benefit to the breaching party or its shareowners arising from such intentional breach or fraud); and

•	the confidentiality agreement entered into by UTC and Rockwell Collins in connection with entering into the merger and the provisions of the merger agreement with respect to certain indemnification obligations will survive any termination of the merger agreement.

The merger agreement provides for payment of a termination fee by Rockwell Collins to UTC of $695 million in connection with a termination of the merger agreement under the following circumstances:

•	if (1) UTC terminates the merger agreement pursuant to the breach termination right or (2) either party terminates the merger agreement pursuant to the end date termination right or failure of Rockwell Collins to obtain the shareowner approval, and, in the case of either clause (1) or (2), after the execution of the merger agreement and prior to the termination, an acquisition proposal (with regard to 50% or more of the voting power, consolidated assets, revenues or net income of Rockwell Collins) is publicly disclosed or, in certain circumstances, otherwise made known to the Rockwell Collins Board and not withdrawn (publicly, if publicly disclosed) and Rockwell Collins consummates an acquisition proposal or enters into a definitive agreement with respect to any acquisition proposal within 12 months of the termination (regardless of when or whether such transaction is consummated);

•	if Rockwell Collins terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal; or

•	if UTC terminates the merger agreement pursuant to the recommendation change termination right.

In no event will the termination fee will be payable more than once.

If the merger agreement is terminated by UTC or Rockwell Collins due to failure of Rockwell Collins to obtain the shareowner approval, Rockwell Collins will pay UTC the reasonable and documented out-of-pocket costs and expenses incurred by UTC and Merger Sub (including all fees and expenses incurred in connection with financing of the transactions contemplated by the merger agreement and fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred in connection with the merger agreement) in an amount not to exceed $50 million. Payment of the expense reimbursements by Rockwell Collins does not affect UTC’s right to receive any applicable termination fee, but will reduce on a dollar-for-dollar basis any termination fee that becomes payable.

UTC’s right to receive the termination fee and expense reimbursement, in circumstances in which the termination fee or expense reimbursement is payable and is paid in full, is the sole and exclusive monetary remedy of UTC against Rockwell Collins and its subsidiaries and representatives for all losses and damages suffered as a result of the failure of the transactions contemplated by the merger agreement to be completed or failure to perform under the merger agreement or otherwise, except (1) in the event of fraud or an intentional breach by Rockwell Collins, (2) for UTC’s right to receive the applicable termination fee less the applicable expense reimbursement under certain circumstances and (3) that if Rockwell Collins fails to timely pay any termination fee or expense reimbursement due, Rockwell Collins will be obligated to pay UTC its costs and expenses (including reasonable attorneys’ fees), together with interest, in connection with any suit brought by UTC that results in a judgment against Rockwell Collins for the payment of such termination fee and expense reimbursement.

For a more complete description of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination” beginning on page 117 and “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 119.

Appraisal Rights of Rockwell Collins Shareowners

Under the DGCL, if the merger is completed, record holders of Rockwell Collins common stock who do not vote in favor of the merger proposal and who otherwise properly exercise and perfect their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. The relevant provisions of the DGCL are included as Annex D to this proxy statement/prospectus. Rockwell Collins shareowners are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising and perfecting the right to seek appraisal, Rockwell Collins shareowners who are considering exercising and perfecting that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. For a more complete description of Rockwell Collins shareowners’ appraisal rights, see “Appraisal Rights” beginning on page 162.

U.S. Federal Income Tax Consequences

The exchange of Rockwell Collins common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, for U.S. federal income tax purposes, a U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Consequences” beginning on page 91) of Rockwell Collins common stock who receives the merger consideration in exchange for such U.S. holder’s shares of Rockwell Collins common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the UTC common stock and the amount of cash, including cash in lieu of a fractional share of UTC common stock, received in the merger and (2) such U.S. holder’s adjusted tax basis in the shares of Rockwell Collins common stock exchanged therefor.

In certain circumstances, a holder of Rockwell Collins common stock could be treated as receiving a dividend in an amount up to the cash consideration received by such holder in the merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as defined in “The Merger—U.S. Federal Income Tax Consequences”) of Rockwell Collins common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the merger.

For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income Tax Consequences” beginning on page 91.

This proxy statement/prospectus contains a general discussion of the U.S. federal income tax consequences of the merger. This description does not address any non-U.S. tax consequences, nor does it pertain to any state or local income or other tax consequences. Consequently, you should consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of the merger in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.

Accounting Treatment

UTC prepares its financial statements in accordance with accounting principles generally accepted in the United States, which is referred to as GAAP. The merger will be accounted for as an acquisition of Rockwell Collins by UTC under the acquisition method of accounting in accordance with GAAP. UTC will be treated as the acquiror for accounting purposes.

Risk Factors

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 38.

SELECTED HISTORICAL FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UTC

The following table presents selected historical consolidated financial data for UTC as of and for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 and as of and for the six months ended June 30, 2017 and 2016. The statement of operations data and cash flow data for the fiscal years ended December 31, 2016, 2015 and 2014 and the balance sheet data as of December 31, 2016 and 2015 have been obtained from UTC’s audited consolidated financial statements incorporated by reference in UTC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus. The statement of operations data for the fiscal years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from UTC’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. The financial data as of and for the six months ended June 30, 2017 and 2016 have been obtained from UTC’s unaudited condensed consolidated financial statements included in UTC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which is incorporated by reference into this proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in UTC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and UTC’s Quarterly Report on Form 10-Q for the six months ended June 30, 2017, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 169.

(dollars in millions, except per share amounts and ratios)	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016		2015		2014		2013		2012
For Six Months/Year
Net sales	$29,095	$28,231	$57,244		$56,098		$57,900		$56,600		$51,101
Research and development	1,186	1,129	2,337		2,279		2,475		2,342		2,193
Restructuring costs	112	178	290		396		354		431		537
Net income from continuing operations	3,000	2,778	5,436	(a)	4,356	(a)	6,468	(a)	5,655	(a)	4,692	(a)
Net income from continuing operations attributable to common shareowners	2,825	2,598	5,065	(a)	3,996	(a)	6,066	(a)	5,265	(a)	4,337	(a)

Basic earnings per share—Net income from continuing operations attributable to common shareowners	3.57	3.15	6.19		4.58		6.75		5.84		4.84
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	3.53	3.12	6.13		4.53		6.65		5.75		4.78
Cash dividends per common share	1.32	1.30	2.62		2.56		2.36		2.20		2.03

Average number of shares of common stock outstanding:
Basic	791	825	818		873		898		901		895
Diluted	800	833	826		883		912		915		907
Cash flows provided by operating activities of continuing operations	3,139	2,606	6,412		6,755		6,979		7,341		5,990
Capital expenditures	771	649	1,699	(b), (c)	1,652	(b), (c)	1,594	(b), (c)	1,569	(b), (c)	1,295	(b), (c)
Acquisitions, including debt assumed	168	538	712		556		530		151		18,620
Repurchases of common stock	1,370	36	2,254	(d)	10,000	(d)	1,500	(d)	1,200	(d)	—
Dividends paid on common stock (excluding ESOP)	1,008	1,035	2,069		2,184		2,048		1,908		1,752

(dollars in millions, except per share amounts and ratios)	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016		2015		2014		2013		2012
At Six-Month/Year End
Working capital(c), (e)	$8,910	$5,787	$6,644		$4,088		$5,921		$5,733		$3,948
Total assets	94,793	89,480	89,706	(c)	87,484	(c)	86,338	(c)	85,029	(c)	83,499	(c)
Long-term debt, including current portion	25,944	21,784	23,300	(c), (f)	19,499	(c), (f)	19,575	(c), (f)	19,744	(c), (f)	22,603	(c), (f)
Total debt	26,626	22,537	23,901	(c), (f)	20,425	(c), (f)	19,701	(c), (f)	20,132	(c), (f)	23,106	(c), (f)
Total debt to total capitalization	47%	42%	45	%(f)	41	%(f)	38	%(f)	38	%(f)	46	%(f)
Total equity	30,155	30,648	29,169	(f), (g)	28,844	(f), (g)	32,564	(f), (g)	33,219	(f), (g)	27,069	(f), (g)

(a)	2016 amounts include a $423 million pre-tax pension settlement charge resulting from defined benefit plan de-risking actions. 2015 amounts include pre-tax charges of: $867 million as a result of a settlement with the Canadian government, $295 million from customer contract negotiations at UTC Aerospace Systems, and $237 million related to pending and future asbestos claims.
(b)	Capital expenditures increased from 2012 through 2016 as UTC expanded capacity to meet expected demand within its aerospace businesses for the next generation engine platforms.
(c)	Excludes assets and liabilities of discontinued operations held for sale, for all periods presented.
(d)	Share repurchases in 2015 include share repurchases under accelerated repurchase agreements of $2.6 billion in the first quarter of 2015 and $6.0 billion in the fourth quarter of 2015. In connection with the acquisition of Goodrich Corporation, repurchases of common stock under UTC’s share repurchase program were suspended for 2012. UTC resumed its share repurchase program in 2013.
(e)	Working capital in 2015 includes approximately $2.4 billion of taxes payable related to the gain on the sale of the Sikorsky Aircraft business, which were paid in 2016. As compared with 2014, 2015 working capital also reflects the reclassification of current deferred tax assets and liabilities to non-current assets and liabilities in connection with the adoption of Accounting Standards Update 2015-17.
(f)	The increase in the 2016 debt to total capitalization ratio primarily reflects additional borrowings in 2016 to fund share repurchases and for general corporate purposes. The decrease in the 2013 debt to total capitalization ratio, as compared to 2012, reflects the repayment of approximately $2.9 billion of long-term debt, most of which was used to finance the acquisition of Goodrich Corporation.
(g)	The decrease in total equity in 2015, as compared with 2014, reflects the sale of the Sikorsky Aircraft business and the share repurchase program. The decrease in total equity in 2014, as compared with 2013, reflects unrealized losses of approximately $2.9 billion, net of taxes, associated with the effect of market conditions on UTC’s pension plans.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ROCKWELL COLLINS

The following table presents selected historical consolidated financial data for Rockwell Collins as of and for the fiscal years ended on the Friday closest to September 30. For ease of presentation, September 30 is utilized to represent the fiscal year-end date. Fiscal year 2014 was a 53-week fiscal year, while 2016, 2015, 2013 and 2012 were 52-week fiscal years. The statement of operations data for the fiscal years ended September 30, 2016, 2015 and 2014 and the balance sheet data as of September 30, 2016 and 2015 have been obtained from Rockwell Collins’ audited consolidated financial statements included in Rockwell Collins’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016, which is incorporated by reference into this proxy statement/prospectus. The statement of operations data for the fiscal years ended September 30, 2013 and 2012 and the balance sheet data as of September 30, 2014, 2013 and 2012 have been derived from Rockwell Collins’ audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The financial data as of and for the nine months ended June 30, 2017 and 2016 have been obtained from Rockwell Collins’ unaudited condensed consolidated financial statements included in Rockwell Collins’ Quarterly Report on Form 10-Q for the quarters ended June 30, 2017 and 2016, which is incorporated by reference into this proxy statement/prospectus. The results of operations of B/E Aerospace, Inc., referred to as B/E Aerospace, have been included in Rockwell Collins’ operating results for the period subsequent to the completion of Rockwell Collins’ acquisition of B/E Aerospace on April 13, 2017.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Rockwell Collins’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016 and Rockwell Collins’ Quarterly Report on Form 10-Q for the nine months ended June 30, 2017, including sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page 169.

(in millions of U.S. dollars, except per share data)	Nine Months Ended June 30,		Fiscal Year Ended September 30,
	2017(a)	2016	2016(b)	2015(c)	2014(d)	2013(e)	2012(f)
Total sales	$4,629	$3,814	$5,259	$5,244	$4,979	$4,474	$4,531
Income from continuing operations	492	519	727	694	618	630	589
Net income	492	520	728	686	604	632	609
Cash dividends declared per common share	0.99	0.99	1.32	1.26	1.20	1.20	1.08
Basic income from continuing operations per common share	3.52	3.97	5.57	5.25	4.57	4.62	4.05
Diluted income from continuing operations per common share	3.48	3.92	5.50	5.19	4.52	4.56	4.01
Total Assets	18,351	7,675	7,707	7,304	7,005	5,397	5,310
Long-term Debt, Net	7,268	1,387	1,382	1,680	1,663	563	779

(a)	Income from continuing operations includes an $80 million increase in operating earnings from the recently acquired Interior Systems business and $26 million and $24 million increases in operating earnings for Information Management Services and Government Systems, respectively, partially offsetting decreases attributable to the B/E Aerospace acquisition completed on April 13, 2017. Net long-term debt includes Rockwell Collins issuance of $4.65 billion of senior unsecured notes on April 10, 2017, the net proceeds of which were principally used to finance a portion of the B/E Aerospace acquisition and to pay related transaction fees and expenses.
(b)	Income from continuing operations includes a $24 million income tax benefit from the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit and a $41 million income tax benefit due to the release of a valuation allowance for a U.S. capital loss carryforward. In addition, income from continuing operations includes $31 million of restructuring and asset impairment charges ($45 million before income taxes).

(c)	Income from continuing operations includes a $22 million income tax benefit from the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit and a $16 million income tax benefit related to the remeasurement of certain prior year tax positions.
(d)	Income from continuing operations includes $18 million of restructuring, pension settlement and transaction costs ($25 million before income taxes). Income from continuing operations also includes a $9 million gain ($10 million before income taxes) resulting from the sale of a business. On December 23, 2013, Rockwell Collins acquired Radio Holding, Inc. for $1.405 billion. This acquisition was funded through a combination of new long-term debt and short-term commercial paper borrowings.
(e)	Net income includes a $19 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit. Short-term debt includes commercial paper borrowings incurred to fund a portion of Rockwell Collins’ share repurchase program and also includes $200 million related to debt that matured in December 2013.
(f)	Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information gives effect to the merger and the related financing transactions as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 130. The selected unaudited pro forma condensed combined balance sheet data as of June 30, 2017 give effect to the merger as if it occurred on June 30, 2017. The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2016 and for the six months ended June 30, 2017 give effect to the merger as if it occurred on January 1, 2016, the first day of UTC’s 2016 fiscal year. UTC and Rockwell Collins have different fiscal year ends. As a consequence, the Rockwell Collins historical results have been aligned to more closely conform to the fiscal periods of UTC as further described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 130.

On April 13, 2017, Rockwell Collins completed the acquisition of B/E Aerospace, a leading manufacturer of aircraft cabin interior products and services. The values presented in the selected unaudited pro forma condensed statement of operations data for the six months ended June 30, 2017 include B/E Aerospace data for the period of January 1, 2017 through April 12, 2017, prior to the acquisition of B/E Aerospace by Rockwell Collins, which was derived from B/E Aerospace’s condensed consolidated financial statements contained within Rockwell Collins’ Current Report on Form 8-K, filed on October 10, 2017 and historical records of B/E Aerospace. The values presented in the selected unaudited pro forma condensed combined balance sheet data reflect Rockwell Collins’ preliminary estimates of the fair value of the assets and liabilities assumed as a result of the acquisition of B/E Aerospace.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial information. In addition, the pro forma financial information were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of UTC, Rockwell Collins and B/E Aerospace for the applicable periods, which have been incorporated in this proxy statement/prospectus by reference. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on page 130 and page 169, respectively, for additional information.

(Dollars in millions, except per share amounts)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Pro Forma Statement of Operations Data:
Net sales	$33,338	$65,423
Income from continuing operations attributable to common shareowners	3,014	5,443
Income from continuing operations per common share:
Basic	$3.51	$6.14
Diluted	3.47	6.08
Weighted average common shares outstanding:
Basic	859.7	886.8
Diluted	869.0	894.7

(Dollars in millions)		As of June 30, 2017
Pro Forma Balance Sheet Data:
Cash and cash equivalents		$9,277
Total assets		131,834
Long-term debt, net of current portion		45,730
Total equity		37,590

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table summarizes unaudited per share data (i) for UTC, Rockwell Collins and B/E Aerospace on a historical basis, (ii) for UTC on a pro forma combined basis giving effect to the merger and (iii) on a pro forma combined equivalent basis calculated by multiplying the pro forma combined data by an exchange ratio of 0.41450, which is the calculated exchange ratio under the two-way collar mechanism, based on the average of the volume-weighted average prices per share of UTC common stock for each of the 20 consecutive trading days ending immediately prior to the closing date, which is assumed to be October 2, 2017 for these pro forma calculations. The actual exchange ratio will be adjusted to reflect changes in the price of UTC common stock prior to the closing of the merger as described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 96. These computations exclude the $93.33 per share cash portion of the merger consideration.

The unaudited pro forma per share information reflects the merger and related transactions as if they had occurred on January 1, 2016 in the case of income from continuing operations per share, and as if they had occurred on June 30, 2017 in the case of book value per share. The information in the table is based on, and should be read together with, the historical financial information of UTC, Rockwell Collins and B/E Aerospace, which is incorporated by reference in this proxy statement/prospectus and the financial information contained under “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Data—Selected Historical Consolidated Financial Data of UTC” and “Selected Historical Financial Data—Selected Historical Consolidated Financial Data of Rockwell Collins” beginning on page 130, page 26, and page 28, respectively. See the section entitled “Where You Can Find More Information” beginning on page 169.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the merger had been completed as of the dates indicated or will be realized upon the completion of the merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

UTC, Rockwell Collins and B/E Aerospace declared and paid dividends during the periods presented. For more information on dividends of UTC and Rockwell Collins, see the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page 33.

	Historical United Technologies Corporation	Historical Rockwell Collins, Inc.	Historical B/E Aerospace		Pro Forma Combined		Equivalent Basis Pro Forma Combined
Income from continuing operations per basic share attributable to common shareowners
Six months ended June 30, 2017	$3.57	$2.41	N/A	(1)	$3.51		$1.45
Twelve months ended December 31, 2016	$6.19	$5.67	$3.10		$6.14		$2.55

Income from continuing operations per diluted share attributable to common shareowners
Six months ended June 30, 2017	$3.53	$2.38	N/A	(1)	$3.47		$1.44
Twelve months ended December 31, 2016	$6.13	$5.60	$3.08		$6.08		$2.52

Cash dividends per share
Six months ended June 30, 2017	$1.32	$0.66	N/A	(1)	N/A	(2)	N/A	(2)
Twelve months ended December 31, 2016	$2.62	$1.32	$0.84		N/A	(2)	N/A	(2)

Book value per share
As of June 30, 2017	$35.61	$34.50	N/A	(1)	$41.36		$17.14

(1)	Not applicable, as a result of Rockwell Collins’ acquisition of B/E Aerospace on April 13, 2017. The Pro Forma Combined amounts above include the pro forma results of B/E Aerospace for the six months ended June 30, 2017 and the twelve months ended December 31, 2016.
(2)	Pro forma combined dividends per share is not presented, as the dividend per share for UTC will be determined by the UTC Board following completion of the merger.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

UTC Market Price and Dividend Information

UTC’s common stock is listed on the NYSE under the symbol “UTX.” The following table sets forth the high and low prices per share for UTC’s common stock and cash dividends declared for the periods indicated, each rounded to the nearest whole cent. UTC’s fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)
2017:
First Quarter	114.44	106.85	0.66
Second Quarter	123.09	111.24	0.66
Third Quarter	124.79	109.10	0.70
Fourth Quarter (through October 2, 2017)	117.65	115.94	N/A
2016:
First Quarter	101.00	83.39	0.64
Second Quarter	107.07	96.89	0.66
Third Quarter	109.83	99.31	0.66
Fourth Quarter	111.69	97.62	0.66
2015:
First Quarter	124.45	110.23	0.64
Second Quarter	119.66	110.62	0.64
Third Quarter	112.36	85.50	0.64
Fourth Quarter	101.04	86.82	0.64

The declaration of future dividends will be at the discretion of the UTC board of directors, which is referred to as the UTC Board, and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of UTC and other factors deemed relevant by the UTC Board. Under the merger agreement, prior to the completion of the merger, UTC may continue to pay its regular quarterly cash dividends in the ordinary course consistent with past practice (subject to increase by no more than 15% on a quarterly basis).

Rockwell Collins Market Price and Dividend Information

Rockwell Collins common stock is listed on the NYSE under the symbol “COL.” The following table sets forth the high and low prices per share for Rockwell Collins common stock and cash dividends declared for the periods indicated, each rounded to the nearest whole cent. Rockwell Collins’ fiscal year ends on the Friday closest to September 30.

	High ($)	Low ($)	Dividend ($)
Fiscal 2018:
First Quarter (through October 2, 2017)	131.59	130.56	N/A
Fiscal 2017:
First Quarter	96.55	78.54	0.33
Second Quarter	99.85	88.80	0.33
Third Quarter	109.30	96.13	0.33
Fourth Quarter	135.31	104.91	0.33
Fiscal 2016:
First Quarter	95.11	79.90	0.33
Second Quarter	93.20	76.03	0.33
Third Quarter	94.98	81.04	0.33
Fourth Quarter	87.11	80.92	0.33
Fiscal 2015:
First Quarter	86.60	72.35	0.30
Second Quarter	97.49	83.00	0.30
Third Quarter	99.37	92.22	0.33
Fourth Quarter	93.89	78.15	0.33

The payment of future dividends is at the discretion of the Rockwell Collins Board. Under the merger agreement, prior to the completion of the merger, Rockwell Collins may only continue to pay its regular quarterly cash dividends of up to $0.33 per share, with record and payment dates for such dividends consistent with past practice, subject to the parties’ coordination of record and payment dates under the merger agreement so that shareowners do not receive dividends twice for any one calendar quarter.

Comparison of UTC and Rockwell Collins Market Prices and Implied Value of Merger Consideration

The following table sets forth the closing sale price per share of UTC common stock and Rockwell Collins common stock as reported on the NYSE as of September 1, 2017, the last trading day prior to the public announcement of the merger, and on October 2, 2017, the last practicable trading day before the filing of this proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the per share consideration proposed for each share of Rockwell Collins common stock as of the same two days. This implied value was calculated by multiplying the closing prices of shares of UTC common stock on those dates by an exchange ratio of 0.39578 (based on the closing price of UTC’s common stock as of the close of business on September 1, 2017) and of 0.39692 (based on the closing price of UTC’s common stock as of the close of business on October 2, 2017, the most recent practicable date for which such information was available), as applicable, and adding the cash portion of the merger consideration of $93.33 per share, without interest. The market prices of UTC common stock and Rockwell Collins common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date the merger is completed and thereafter (in the case of UTC common stock). The exchange ratio will depend upon the UTC stock price during the 20 consecutive trading days ending with the trading day immediately prior to the closing date, and the number of shares of UTC common stock to be issued as part of the stock consideration (and, in turn, the value of the merger consideration to be received in exchange for each share of Rockwell Collins common stock) may fluctuate with the market value of UTC common stock until the last trading day before the merger is complete.

	UTC Common Stock	Rockwell Collins Common Stock	Implied Per Share Value of Merger Consideration
September 1, 2017	$117.92	$130.61	$140.00
October 2, 2017	$117.58	$131.46	$140.00

No assurance can be given concerning the market prices of UTC common stock or Rockwell Collins common stock before completion of the merger or UTC common stock after completion of the merger. The exchange ratio will depend upon the UTC stock price during the 20 consecutive trading days ending with the trading day immediately prior to the closing date, and the number of shares of UTC common stock to be issued as part of the stock consideration (and, in turn, the value of the merger consideration to be received in exchange for each share of Rockwell Collins common stock) when received by Rockwell Collins shareowners after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, shareowners are advised to obtain current market quotations for UTC common stock and Rockwell Collins common stock in deciding whether to vote in favor of the merger proposal.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “may,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of UTC or the combined company following UTC’s acquisition of Rockwell Collins, the anticipated benefits of the merger, including estimated synergies, the expected timing of completion of the merger, UTC’s ability to obtain financing for the merger and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, UTC and Rockwell Collins claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•	the ability of the parties to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and approval by the Rockwell Collins shareowners and to satisfy the other conditions to the closing of the merger on a timely basis or at all;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, including under circumstances that might require Rockwell Collins to pay a termination fee of $695 million to UTC or $50 million of expense reimbursement;

•	the possibility that the merger is delayed or does not occur;

•	the possibility that the anticipated benefits from the merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with achieving expected synergies from the merger;

•	negative effects of the announcement or the completion of the merger on the market price of UTC’s and/or Rockwell Collins’ common stock and/or on their respective financial performance;

•	the risks related to Rockwell Collins and UTC being restricted in their operation of the business while the merger agreement is in effect;

•	risks relating to the value of UTC’s shares to be issued in the merger, significant merger costs and/or unknown liabilities;

•	risks associated with third-party contracts containing change in control consent requirements and/or other provisions that may be triggered by the merger;

•	risks associated with potential merger-related litigation or appraisal proceedings;

•	the ability of UTC and Rockwell Collins, or the combined company, to retain and hire key personnel;

•	future levels of indebtedness, including indebtedness expected to be incurred by UTC in connection with the merger, and capital spending and research and development spending;

•	the timing and scope of future repurchases of UTC’s common stock, which may be suspended at any time due to market conditions, and the level of other investing activities and uses of cash, including in connection with the merger;

•	the effect of economic conditions in the industries and markets in which UTC and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of UTC’s and Rockwell Collins’ customers and suppliers;

•	the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into UTC’s existing businesses and realization of synergies and opportunities for growth and innovation;

•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

•	future availability of credit and factors that may affect such availability, including credit market conditions and UTC’s and Rockwell Collins’ capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	new business or investment opportunities;

•	UTC’s ability to realize the intended benefits of organizational changes;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the outcome of legal proceedings, investigations and other contingencies;

•	pension plan assumptions and future contributions;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the effect of changes in political conditions in the U.S. and other countries in which UTC and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

•	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which UTC and Rockwell Collins operate; and

•	other risk factors as detailed from time to time in UTC’s and Rockwell Collins’ reports filed with the SEC, including UTC’s and Rockwell Collins’ respective annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 38.

There can be no assurance that the merger or any other transaction described will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among other things, the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36, Rockwell Collins shareowners should carefully consider the following risk factors before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of UTC and Rockwell Collins because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the UTC Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Rockwell Collins Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 169.

Risks Related to the Merger

The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on Rockwell Collins.

The completion of the merger is subject to a number of conditions, including, among other things, receipt of the shareowner approval and receipt of certain regulatory approvals, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger,” beginning on page 115, for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. Any delay in completing the merger could cause UTC not to realize some or all of the benefits, or realize them on a different timeline than expected, that UTC expects to achieve if the merger is successfully completed within the expected timeframe. There can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. Also, subject to limited exceptions, either UTC or Rockwell Collins may terminate the merger agreement if the merger has not been completed by 5:00 p.m. (New York time) on September 4, 2018, subject to extension through March 4, 2019, if all conditions other than certain antitrust-related conditions are or would be satisfied on that date.

If the merger is not completed, Rockwell Collins’ ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Rockwell Collins will be subject to a number of risks, including the following:

•	the market price of Rockwell Collins common stock could decline;

•	Rockwell Collins could owe a substantial termination fee to UTC under certain circumstances;

•	if the merger agreement is terminated and the Rockwell Collins Board seeks another business combination, Rockwell Collins shareowners cannot be certain that Rockwell Collins will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that UTC has agreed to in the merger agreement;

•	time and resources, financial and other, committed by Rockwell Collins’ management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for Rockwell Collins;

•	Rockwell Collins may experience negative reactions from the financial markets or from its customers, suppliers or employees; and

•	Rockwell Collins will be required to pay its costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, Rockwell Collins could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Rockwell Collins to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact Rockwell Collins’ ongoing business, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger and could materially and adversely impact UTC’s ongoing business, financial condition, financial results and stock price following the completion of the merger.

The merger agreement contains provisions that limit Rockwell Collins’ ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Rockwell Collins from making a favorable alternative transaction proposal and, in specified circumstances, could require Rockwell Collins to pay a substantial termination fee to UTC.

The merger agreement contains provisions that make it more difficult for Rockwell Collins to be acquired by any person other than UTC. The merger agreement contains certain provisions that restrict Rockwell Collins’ ability to, among other things, initiate, seek, solicit, knowingly facilitate, knowingly encourage, knowingly induce or knowingly take any other action reasonably expected to lead to, or engage in negotiations or discussions relating to, or approve or recommend, any third-party acquisition proposal. Further, even if the Rockwell Collins Board withdraws or qualifies its recommendation with respect to the approval of the merger proposal, unless the merger agreement is terminated in accordance with its terms, Rockwell Collins will still be required to submit the merger proposal to a vote at the special meeting of Rockwell Collins shareowners. In addition, following receipt by Rockwell Collins of any third-party acquisition proposal that constitutes a “superior proposal,” UTC will have an opportunity to offer to modify the terms of the merger agreement before the Rockwell Collins Board may withdraw or qualify its recommendation with respect to the merger proposal in favor of such superior proposal, as described further under “The Merger Agreement—Covenants and Agreements—Superior Proposal” beginning on page 111.

In some circumstances, upon termination of the merger agreement, Rockwell Collins would be required to pay a termination fee of $695 million to UTC or reimburse certain expenses of UTC in connection with the transactions contemplated by the merger agreement. For further discussion, see the sections entitled “The Merger Agreement—Termination;—Effect of Termination;—Termination Fee and Expense Reimbursement” beginning on pages 117, 118, and 119, respectively.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Rockwell Collins or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share value than the value proposed to be received in the merger. In particular, the termination fee, if applicable, would be substantial, and could result in a potential third-party acquiror or merger partner proposing to pay a lower price to the Rockwell Collins shareowners than it might otherwise have proposed to pay absent such a fee.

If the merger agreement is terminated and Rockwell Collins determines to seek another business combination, Rockwell Collins may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from several regulatory authorities that may impose conditions that could have an adverse effect on UTC, Rockwell Collins or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger must have expired or been terminated and any authorization or consent from a governmental authority required to be obtained with respect to the merger under certain other applicable foreign regulatory laws must have been obtained. In deciding whether to grant the required regulatory authorization or consent, the relevant governmental entities will consider the effect of the merger within their relevant jurisdiction, including the impact on the parties’ respective customers and suppliers. The terms and conditions of the authorizations and consents that are granted, if any, may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business or may materially delay the completion of the merger.

Under the merger agreement, UTC and Rockwell Collins have agreed to use their respective reasonable best efforts to obtain such authorizations and consents and UTC has agreed to take any and all steps necessary to avoid or eliminate impediments under any antitrust or certain other laws that may be asserted by any governmental authority so as to enable the completion of the merger as promptly as practicable. However, UTC’s obligation to take actions required to obtain authorizations and consents under such laws is subject to limitations, including that UTC will not be required to commit to or effect (1) any sale, divestiture or other transfer if such action would require the sale, divestiture or other transfer of any assets, properties, businesses or product lines representing, in the aggregate, more than $850 million in annual revenues or (2) any other restriction or action if such restriction or action, individually or taken together with all sales, divestitures, transfers or other restrictions or actions in the aggregate, would or would reasonably be expected to have a materially adverse impact on Rockwell Collins, UTC or any of their respective subsidiaries (in each case measured on a scale relative to the size of Rockwell Collins and its subsidiaries, taken as a whole) or on the expected benefits to UTC of the merger. For a more detailed description of UTC’s and Rockwell Collins’ obligations to obtain required regulatory authorizations and approvals, see the section entitled “The Merger Agreement—Covenants and Agreements—Appropriate Action; Consents; Filings” beginning on page 107.

In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. or foreign antitrust authorities or any state attorney general could take such action under the antitrust laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger. UTC and Rockwell Collins may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Approvals” beginning on page 90.

There can be no assurance that the conditions to the completion of the merger set forth in the merger agreement relating to applicable regulatory laws will be satisfied.

The value of the stock portion of the merger consideration is subject to changes based on fluctuations in the value of UTC common stock, and Rockwell Collins shareowners may, in certain circumstances, receive stock consideration with a value that, at the time received, is less than $46.67 per share of Rockwell Collins common stock.

The market value of UTC common stock will fluctuate during the period before the date of the special meeting, during the 20 trading day period that the exchange ratio will be based upon, and the time between the last day of the 20 trading day period and the time Rockwell Collins shareowners receive merger consideration in the form of UTC common stock, as well as thereafter. Accordingly, at the time of the special meeting, Rockwell Collins shareowners will not be able to determine the market value of the per share merger consideration they would receive upon completion of the merger.

Upon completion of the merger, each issued and outstanding share of Rockwell Collins common stock (other than excluded shares) will be converted into the right to receive the merger consideration, which is equal to $93.33 in cash, without interest, plus a fraction of a share of UTC common stock having a value equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on the NYSE on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date, subject to adjustment based on a two-way collar mechanism as described below. If the UTC stock price is greater than $107.01 but less than $124.37, the exchange ratio will be equal to the quotient of (1) $46.67 divided by (2) the UTC stock price. However, if the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which (a) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and result in more than $46.67 in value, and (b) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and result in less than $46.67 in value. Accordingly, the actual number of shares and the value of UTC common stock delivered to Rockwell Collins shareowners will depend on the UTC stock price, and the value of the shares of UTC common stock delivered for each such share of Rockwell Collins common stock may be greater than, less than or equal to $46.67.

It is impossible to accurately predict the market price of UTC common stock at the completion of the merger or during the period over which the UTC stock price is calculated and, therefore, impossible to accurately predict the number or value of the shares of UTC common stock that Rockwell Collins shareowners will receive in the merger. The market price for UTC common stock may fluctuate both prior to completion of the merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for UTC’s or Rockwell Collins’ products and services, changes in laws and regulations, other changes in UTC’s and Rockwell Collins’ respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the merger will be completed, and the expected timing of the merger. Many of these factors are beyond UTC’s and Rockwell Collins’ control. You should obtain current market quotations for shares of UTC common stock.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom UTC and/or Rockwell Collins has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with UTC or Rockwell Collins, as the case may be, as a result of the merger or otherwise, which could negatively affect UTC’s or Rockwell Collins’ respective revenues, earnings and/or cash flows, as well as the market price of UTC common stock or Rockwell Collins common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, Rockwell Collins is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect Rockwell Collins’ business and operations prior to the completion of the merger.

Under the terms of the merger agreement, UTC is subject to a more limited set of restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to amend its organizational documents, pay dividends or distributions or repurchase shares of UTC common stock. Such limitations could adversely affect UTC’s business and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business of Rockwell Collins;—Conduct of Business of UTC” beginning on page 103.

Completion of the merger will trigger change in control or other provisions in certain customer and other agreements to which Rockwell Collins is a party, which may have an adverse impact on UTC’s business and results of operations following completion of the merger.

The completion of the merger will trigger change in control and other provisions in certain customer and other agreements to which Rockwell Collins is a party. If UTC or Rockwell Collins is unable to negotiate waivers of those provisions, customers or other counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or equitable remedies. Even if UTC and Rockwell Collins are able to negotiate consents or waivers, the customers or other counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Rockwell Collins or the combined company. Certain customers of Rockwell Collins have commented on the potential impact of the merger, including potential benefits, questions and concerns. Any of the foregoing or similar developments may have an adverse impact on UTC’s business and results of operations following completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of UTC following completion of the merger.

UTC and Rockwell Collins are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. UTC’s success after the completion of the merger will depend in part upon the ability of UTC to retain certain key management personnel and employees of UTC and Rockwell Collins. Prior to completion of the merger, current and prospective employees of UTC and Rockwell Collins may experience uncertainty about their roles within UTC following the completion of the merger, which may have an adverse effect on the ability of each of UTC and Rockwell Collins to attract or retain key management and other key personnel. In addition, no assurance can be given that UTC, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that UTC and Rockwell Collins have previously been able to attract or retain their own employees.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of UTC following completion of the merger.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what UTC’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the proposed transaction. Further, UTC’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that UTC will be identified as the acquiror under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this document. For further discussion, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 130.

Rockwell Collins’ executive officers and directors have interests in the merger that may be different from, or in addition to, Rockwell Collins shareowners’ interests.

When considering the recommendation of the Rockwell Collins Board that Rockwell Collins shareowners adopt the merger agreement and approve the merger, the shareowners should be aware that directors and executive officers of Rockwell Collins have certain interests in the merger that may be different from, or in addition to, the interests of Rockwell Collins shareowners. The Rockwell Collins Board was aware of these interests and considered them, among other matters, when it approved the merger agreement and in making its recommendations that the Rockwell Collins shareowners approve the merger proposal. Additional interests of the directors and executive officers of Rockwell Collins include, but are not limited to, the treatment in the merger of restricted stock awards, RSU awards, stock options and DSU awards held by these directors and executive officers, certain severance payments and other benefits that Rockwell Collins executive officers are, by reason of their respective change of control agreements with Rockwell Collins, entitled to receive upon a qualifying termination of employment following the completion of the merger, the continued employment of certain executive officers with UTC following the completion of the merger, including the designation of Mr. Ortberg as the chief executive officer of the combined aerospace systems business of UTC and Rockwell Collins, and indemnification and insurance for current and former directors and executive officers. See the section entitled “The Merger—Interests of Directors and Executive Officers of Rockwell Collins in the Merger” beginning on page 81 for a more detailed description of these interests. As a result of these interests, these directors and executive officers of Rockwell Collins might be more likely to support and to vote in favor of the proposals described in this proxy statement/prospectus than if they did not have these interests. Rockwell Collins shareowners should consider whether these interests might have influenced these directors and executive officers to recommend adopting the merger agreement and approving the merger.

Risks Related to the Combined Company After Completion of the Merger

UTC may be unable to successfully integrate the businesses of UTC and Rockwell Collins and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on UTC’s ability to successfully combine and integrate the businesses of UTC and Rockwell Collins, which currently operate as independent public companies, and realize the anticipated benefits, including synergies, cost savings, innovation opportunities and operational efficiencies, from the merger, in a manner that does not materially disrupt existing customer, supplier and employee relations nor result in decreased revenues due to losses of, or decreases in orders by, customers. If UTC is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of UTC’s common stock may decline.

The integration of the two companies may result in material challenges, including, without limitation:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the merger;

•	managing a larger combined aerospace systems business;

•	maintaining employee morale and retaining key management and other employees;

•	retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the merger, and attracting new business and operational relationships;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information technology, communications and other systems; and

•	unforeseen expenses or delays associated with the merger.

Many of these factors will be outside of UTC’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially affect UTC’s financial position, results of operations and cash flows.

In addition, Rockwell Collins completed its merger with B/E Aerospace on April 13, 2017, and the integration of the Rockwell Collins and B/E Aerospace businesses is still in process. This ongoing integration may increase the complexity of, and challenges associated with, the integration of the businesses of UTC and Rockwell Collins, which may make it more difficult for UTC to achieve the anticipated benefits of the merger fully or at all, or within the anticipated time frame.

Due to legal restrictions, UTC and Rockwell Collins are currently permitted to conduct only limited planning for the integration of the two companies following the merger and have not yet determined the exact nature of how the businesses and operations of the two companies will be combined after the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

Rockwell Collins shareowners will have a reduced ownership and voting interest after the merger and will exercise less influence over the policies of UTC following the merger than they now have on the policies of Rockwell Collins.

Rockwell Collins shareowners presently have the right to vote in the election of the Rockwell Collins Board and on other matters affecting Rockwell Collins. Upon the completion of the merger, except for shareowners who own common shares in both Rockwell Collins and UTC, each Rockwell Collins shareowner will be a shareowner of UTC with a percentage ownership of UTC that is smaller than such shareowner’s current percentage ownership of Rockwell Collins. UTC shareowners will also have a somewhat reduced ownership and voting interest after the merger. Immediately after the merger is completed, it is expected that current UTC shareowners will own approximately 92% of UTC’s common stock outstanding and current Rockwell Collins shareowners will own approximately 8% of UTC’s common stock outstanding (based on the calculated exchange ratio under the two-way collar mechanism, based on the average of the volume-weighted average prices per share of UTC common stock for each of the 20 consecutive trading days ending immediately prior to the closing date, which closing date is assumed to be October 2, 2017, the last practicable trading day before the filing of this proxy statement/prospectus with the SEC), as set forth in the section entitled “Comparative Per Share Market Price and Dividend Information—Comparison of UTC and Rockwell Collins Market Prices and Implied Value of Merger Consideration,” and assuming no overlap between UTC and Rockwell Collins shareowners.

As a result, current Rockwell Collins shareowners will have less influence on the management and policies of UTC than they now have on the management and policies of Rockwell Collins.

The UTC common stock to be received by Rockwell Collins shareowners upon completion of the merger will have different rights from shares of Rockwell Collins common stock.

Upon completion of the merger, Rockwell Collins shareowners will no longer be shareowners of Rockwell Collins, but will instead become shareowners of UTC and their rights as UTC shareowners will be governed by the terms of UTC’s certificate of incorporation and by-laws. The terms of UTC’s certificate of incorporation and by-laws are in some respects materially different than the terms of Rockwell Collins’ certificate of incorporation and by-laws, which currently govern the rights of Rockwell Collins shareowners.

For a more complete description of the different rights associated with shares of Rockwell Collins common stock and shares of UTC common stock, see “Comparison of Shareowner Rights” beginning on page 149.

The future results of UTC may be adversely impacted if UTC does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of UTC’s aerospace business will be significantly larger than the current size of either Rockwell Collins’ business or UTC’s aerospace business. UTC’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of UTC and Rockwell Collins, including the continuing integration of the businesses of Rockwell Collins and B/E Aerospace, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that UTC will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

UTC expects to incur substantial expenses related to the completion of the merger and the integration of UTC’s aerospace business and Rockwell Collins.

UTC will incur substantial expenses in connection with the completion of the merger and in order to integrate a large number of processes, policies, procedures, operations, technologies and systems of Rockwell Collins in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the merger (including financing of the merger) and facilities and systems consolidation costs. UTC may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the merger, and/or losses of, or decreases in orders by, customers, and may also incur costs to maintain employee morale and to retain certain key management personnel and employees. UTC and Rockwell Collins will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings UTC expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond UTC’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

After the completion of the merger, UTC will be more leveraged than it is currently and the financing arrangements that UTC will enter into may, under certain circumstances, contain restrictions and limitations that could impact its ability to operate its business.

In connection with the merger, UTC intends to seek approximately $14.4 billion in additional indebtedness, and UTC will assume approximately $7.3 billion of Rockwell Collins’ outstanding indebtedness. After the completion of the merger, UTC will have consolidated indebtedness of approximately $49 billion. The increased indebtedness of UTC after the completion of the merger may have the effect, among other things, of reducing the flexibility of UTC to respond to changing business and economic conditions, requiring UTC to use increased amounts of cash flow to service indebtedness and increasing UTC’s borrowing costs.

UTC also expects that the agreements governing the indebtedness that it will incur will contain covenants that may, under certain circumstances, place limitations on certain actions that UTC could seek to undertake. Various risks, uncertainties and events beyond UTC’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements. In addition, the limitations imposed by financing agreements on UTC’s ability to incur additional indebtedness and to take other actions might impair its ability to obtain other financing on terms acceptable to UTC.

The market price of UTC’s common stock after the merger is completed may be affected by factors different from those affecting the price of UTC or Rockwell Collins common stock before the merger is completed.

Upon completion of the merger, holders of Rockwell Collins common stock will be holders of common stock of UTC. As the businesses of UTC and Rockwell Collins are different, considering that UTC segments operate in the elevator, escalator, HVAC, security and fire safety, aircraft engine and other industries, whereas Rockwell Collins does not, the results of operations as well as the price of UTC’s common stock may, in the future, be affected by factors different from those factors affecting Rockwell Collins as an independent stand-alone company. UTC will face additional risks and uncertainties that Rockwell Collins may currently not be exposed to as an independent company. As a result, the market price of UTC’s shares may fluctuate significantly following completion of the merger. For a discussion of the businesses of UTC and Rockwell Collins and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 169.

The market price of UTC’s common stock may decline as a result of the merger, including as a result of some Rockwell Collins shareowners adjusting their portfolios.

The market price of UTC’s common stock may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of UTC’s and Rockwell Collins’ businesses are not realized, or if the transaction costs related to the merger are greater than expected, or if the financing related to the merger is on unfavorable terms. The market price also may decline if UTC does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on UTC’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of UTC common stock after the completion of the merger may cause the market price of UTC common stock to decrease. Assuming the last reported sale price of UTC common stock was equal to the UTC stock price used for the exchange ratio, UTC would issue approximately 66 million shares, including share equity awards, of UTC common stock in connection with the merger, based on the number of outstanding shares, including share equity awards, of Rockwell Collins common stock as of September 1, 2017 and the last reported sale price of UTC common stock on October 2, 2017. Many Rockwell Collins shareowners may decide not to hold the shares of UTC common stock they will receive in the merger. Other Rockwell Collins shareowners, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of UTC common stock that they receive in the merger. Such sales of UTC common stock could have the effect of depressing the market price for UTC common stock and may take place promptly following the merger.

Any of these events may make it more difficult for UTC to sell equity or equity-related securities, dilute your ownership interest in UTC and have an adverse impact on the price of UTC common stock.

Other Risk Factors

UTC’s and Rockwell Collins’ businesses are and will be subject to the risks described above. In addition, UTC and Rockwell Collins are, and will continue to be, subject to the risks described in, as applicable, the UTC annual report on Form 10-K for the fiscal year ended December 31, 2016, and the Rockwell Collins annual report on Form 10-K for the fiscal year ended September 30, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 169 for the location of information incorporated by reference into this proxy statement/prospectus.

THE PARTIES TO THE MERGER

UTC

UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC conducts its business through four principal segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney and UTC Aerospace Systems. Each segment groups similar operating companies, and the management organization of each segment has general operating autonomy over a range of products and services. Otis and UTC Climate, Controls & Security (collectively referred to as the “commercial businesses”) serve customers in the commercial, government, infrastructure and residential property sectors and transport and refrigeration businesses worldwide. Pratt & Whitney and UTC Aerospace Systems (collectively referred to as the “aerospace businesses”) primarily serve commercial and government customers in both the original equipment and aftermarket parts and services markets of the aerospace industry. The principal products and services of each segment are as follows:

•	Otis—Otis is an elevator and escalator manufacturing, installation and service company and designs, manufactures, sells and installs passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world.

•	UTC Climate, Controls & Security—UTC Climate, Controls & Security is a provider of heating, ventilating, air conditioning (HVAC) and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. In certain markets, UTC Climate, Controls & Security also provides monitoring and response services, to complement its electronic security and fire safety businesses. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences.

•	Pratt & Whitney—Pratt & Whitney supplies aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts and auxiliary power units. Pratt & Whitney produces and develops families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies and the U.S. and foreign governments.

•	UTC Aerospace Systems—UTC Aerospace Systems is a global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTC Aerospace Systems sells aerospace products to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.

For 2016, UTC’s commercial and industrial sales (generated principally by the commercial businesses) were approximately 50% of its consolidated sales, and its commercial aerospace sales and military aerospace sales (generated exclusively by its aerospace businesses) were approximately 38% and 12%, respectively, of its consolidated sales. International sales for 2016, including U.S. export sales, were 61% of its total segment sales.

UTC’s principal executive offices are located at 10 Farm Springs Road, Farmington, Connecticut 06032 and its telephone number is (860) 728-7000. UTC’s website address is www.utc.com. Information contained on UTC’s website does not constitute part of this proxy statement/prospectus. UTC’s stock is publicly traded on the NYSE, under the ticker symbol “UTX.” Additional information about UTC is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 169.

Rockwell Collins

Rockwell Collins supplies cabin interior products and services to aircraft manufacturers and airlines, designs, produces and supports communications and aviation systems for commercial and military customers and provides information management services through voice and data communication networks and solutions worldwide. The integrated system solutions and products Rockwell Collins provides to its served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. Rockwell Collins also provides a wide range of services and support to its customers through a worldwide network of service centers, including equipment repair and overhaul, service parts, field service engineering, training, technical information services and aftermarket used equipment sales. The structure of Rockwell Collins’ business allows it to leverage these core competencies across markets and applications to bring high value solutions to its customers.

Rockwell Collins serves a worldwide customer base through its four operating segments: Interior Systems, Commercial Systems, Government Systems and Information Management Services. The Interior Systems business manufactures cabin interior products for the commercial aircraft and business aviation markets. The customer base consists of virtually all of the world’s major airlines and aerospace manufacturers. The Commercial Systems segment supplies aviation electronics systems, products and services, as well as aircraft cabin interior products, to customers located throughout the world. The customer base consists of original equipment manufacturers of commercial air transport, business and regional aircraft, commercial airlines and business aircraft operators. The Government Systems segment provides a broad range of electronic products, systems and services to customers including the U.S. Department of Defense, various ministries of defense, other government agencies and defense contractors around the world. These products, systems and services support airborne, precision weapon, ground and maritime applications on new equipment as well as in retrofit and upgrade applications designed to extend the service life and enhance the capability of existing aircraft, vehicle and weapon platforms. The Information Management Services segment provides communications services, systems integration and security solutions across the aviation, airport, rail and nuclear security markets to customers located around the world. The customer base includes commercial airlines, business aircraft operators, the U.S. Federal Aviation Administration (FAA), airport and critical infrastructure operators and major passenger and freight railroads.

Rockwell Collins serves a broad range of customers worldwide, including the U.S. Department of Defense, U.S. Coast Guard, civil agencies, airports, defense contractors, foreign ministries of defense, manufacturers of commercial helicopters, manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business jet operators, the FAA, critical infrastructure operators and major passenger and freight railroads. Rockwell Collins markets its systems, products and services directly to its customers through an internal marketing and sales force. In addition, it utilizes a worldwide dealer network to distribute its products and international sales representatives to assist with international sales and marketing. In 2016, various branches of the U.S. Government, both directly and indirectly through subcontracts, accounted for 33% of Rockwell Collins’ total sales.

Rockwell Collins’ executive offices are located at 400 Collins Road N.E., Cedar Rapids, Iowa 52498 and its telephone number is (319) 295-1000. Rockwell Collins’ website address is www.rockwellcollins.com. Information contained on Rockwell Collins’ website does not constitute part of this proxy statement/prospectus.

Rockwell Collins’ stock is publicly traded on the NYSE, under the ticker symbol “COL.” Additional information about Rockwell Collins is included in documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 169.

Riveter Merger Sub Corp.

Riveter Merger Sub Corp., a wholly owned subsidiary of UTC, is a Delaware corporation incorporated on August 30, 2017 for the purpose of effecting the merger. Riveter Merger Sub Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Riveter Merger Sub Corp. are located at 10 Farm Springs Road, Farmington, Connecticut 06032 and its telephone number is (860) 728-7000.

THE MERGER

The following is a discussion of the merger between UTC and Rockwell Collins. The description of the merger agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about UTC or Rockwell Collins. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings UTC and Rockwell Collins make with the SEC that are incorporated by reference into this document, as described in the section entitled “Where You Can Find More Information” beginning on page 169.

Background of the Merger

The Rockwell Collins Board and Rockwell Collins senior management periodically review and assess Rockwell Collins’ operations, financial performance and competitive position in the context of Rockwell Collins’ long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance shareowner value. These assessments have also included discussions about the future of the aerospace industry and industry dynamics, including vertical integration initiatives on the part of major aircraft manufacturers and consolidation among participants in the aerospace industry. In the past, such reviews and assessments have resulted in business expansion through organic growth initiatives, acquisitions and other strategic transactions that support Rockwell Collins’ strategic goals and plans.

In 2016, Rockwell Collins began discussions with B/E Aerospace, Inc. (“B/E Aerospace”) regarding the potential acquisition of B/E Aerospace. These discussions led to negotiations, due diligence and other acquisition related activities from July 2016 until the announcement of Rockwell Collins’ merger agreement with B/E Aerospace on October 23, 2016.

On August 12, 2016, Mr. Robert K. (“Kelly”) Ortberg, Chairman, President and Chief Executive Officer of Rockwell Collins, met with the chief executive officer of Company A, a company in the aerospace industry. The chief executive officer of Company A described certain of Company A’s strategic plans and informed Mr. Ortberg that, consistent with those plans, Company A may have an interest in potentially acquiring Rockwell Collins. Company A did not indicate any price, other terms or timing of any such potential transaction. Mr. Ortberg responded that he would consult with the Rockwell Collins Board regarding Company A’s potential interest in acquiring Rockwell Collins.

On August 15, the executive committee of the Rockwell Collins Board met. Mr. Ortberg provided an update on the potential acquisition of B/E Aerospace. Mr. Ortberg also advised the committee about Company A’s expression of interest in a possible acquisition of Rockwell Collins. The executive committee discussed Company A’s potential interest in acquiring Rockwell Collins.

On September 2, the executive and strategy and finance committees of the Rockwell Collins Board held a joint meeting. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), Rockwell Collins’ financial advisor with respect to the potential acquisition of B/E Aerospace, and Skadden, Arps, Slate, Meagher & Flom, LLP (“Skadden”), Rockwell Collins’ legal counsel. Rockwell Collins senior management provided an update on the potential acquisition of B/E Aerospace. Mr. Ortberg reported on Company A’s possible interest in acquiring Rockwell Collins. Following discussion, the committees directed that Rockwell Collins proceed with the potential acquisition of B/E Aerospace and that Mr. Ortberg should inform Company A that Rockwell Collins had no interest at that time in pursuing discussions with Company A regarding a potential acquisition of Rockwell Collins.

On September 9, Mr. Ortberg informed Company A’s chief executive officer of Rockwell Collins’ response to Company A’s possible interest in an acquisition of Rockwell Collins.

On September 14, the Rockwell Collins Board met for a regularly scheduled board meeting. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Mr. Ortberg reported on Company A’s possible interest in acquiring Rockwell Collins and his communication of Rockwell Collins’ response to Company A’s chief executive officer. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law in the context of a potential acquisition of B/E Aerospace as well as in the context of a potential proposal to acquire Rockwell Collins. Senior management provided an update on the potential acquisition of B/E Aerospace. The Rockwell Collins Board discussed the potential acquisition of B/E Aerospace and any interest Company A might have in a possible acquisition of Rockwell Collins. Following such discussions, the Rockwell Collins Board instructed senior management that Rockwell Collins should proceed with negotiations regarding the potential acquisition of B/E Aerospace and should not engage with Company A regarding any possible interest in acquiring Rockwell Collins.

On October 12, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Senior management reviewed in detail the potential acquisition of B/E Aerospace. Representatives of J.P. Morgan discussed J.P. Morgan’s preliminary financial analyses with respect to the transaction.

On October 21, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Senior management reported on the results of additional financial analysis and due diligence performed on B/E Aerospace and the status of negotiations. Representatives of J.P. Morgan reviewed J.P. Morgan’s financial analyses with respect to the proposed transaction. Following discussion, the Rockwell Collins Board unanimously approved the B/E Aerospace acquisition.

On October 23, 2016, B/E Aerospace and Rockwell Collins executed a merger agreement and issued a joint press release announcing the transaction.

On January 23, 2017, Mr. Gregory Hayes, Chairman, President and Chief Executive Officer of UTC, contacted Mr. Ortberg. Mr. Hayes requested a meeting with Mr. Ortberg to discuss potential business collaboration opportunities. On January 25, Mr. Ortberg responded to Mr. Hayes and declined the requested meeting in light of Rockwell Collins’ focus on closing its pending acquisition of B/E Aerospace.

On February 2, the Rockwell Collins Board held a regularly scheduled board meeting. Mr. Ortberg advised the board of UTC’s request for a meeting and his response.

On March 9, Rockwell Collins shareowners voted to approve the acquisition of B/E Aerospace, with more than 90% of all votes cast in favor of the transaction.

On April 11, representatives of Rockwell Collins and Company A met to discuss possible future commercial transactions between the two companies.

On April 13, Rockwell Collins completed its acquisition of B/E Aerospace.

On April 18, Mr. Hayes contacted Mr. Ortberg to request a meeting to discuss potential business collaboration opportunities. Later on April 18, at a regularly scheduled meeting of the strategy and finance committee of the Rockwell Collins Board, Mr. Ortberg discussed UTC’s request for a meeting. A meeting with UTC was subsequently scheduled for May 2, 2017.

On April 19, at a regularly scheduled meeting of the Rockwell Collins Board, Mr. Ortberg reported on the upcoming meeting with UTC.

On May 2, representatives of Rockwell Collins and UTC met. UTC presented a high-level proposal for a transaction between UTC and Rockwell Collins for a strategic partnership involving a change of control of Rockwell Collins. Under UTC’s proposal, UTC would own a majority of the partnership, Rockwell Collins would own a minority of the partnership and Mr. Ortberg would be designated as the partnership’s chief executive officer. UTC proposed that representatives of Rockwell Collins and UTC work to refine and develop the proposed transaction.

Following the presentation of UTC’s proposal, Rockwell Collins senior management worked with Skadden and J.P. Morgan to analyze and evaluate the proposed transaction.

On May 5, representatives of Rockwell Collins and Company A discussed certain possible future commercial transactions between the two companies.

On May 9, Rockwell Collins sent a draft confidentiality agreement with standstill provisions to UTC to facilitate further discussions about a possible transaction.

Beginning on May 10, representatives of Rockwell Collins and UTC negotiated the terms and conditions of the confidentiality agreement.

On May 11, the executive committee of the Rockwell Collins Board met. Mr. Ortberg reported on recent discussions with Company A and UTC, and the executive committee reviewed these parties’ interest in possible transactions with Rockwell Collins.

On May 22, as part of discussions on the draft confidentiality agreement between Rockwell Collins and UTC, Mr. Hayes contacted Mr. Ortberg and advised Mr. Ortberg that while UTC preferred the partnership structure it had proposed, UTC was prepared to consider the acquisition of Rockwell Collins, including if another acquiror of Rockwell Collins were to present itself.

Later on May 22, the executive committee of the Rockwell Collins Board met. Mr. Ortberg reported on the recent discussions with Company A and UTC. The executive committee discussed various considerations related to the potential matters with each of Company A and UTC. UTC’s indication that it would be prepared to consider the acquisition of Rockwell Collins was also discussed.

On May 24, Rockwell Collins and UTC entered into a mutual confidentiality agreement with standstill provisions in favor of Rockwell Collins.

On May 24, Mr. Ortberg met with Company A’s chief executive officer. They reviewed the recent discussions between the parties regarding possible commercial transactions. They also discussed Company A’s potential interest in an acquisition of Rockwell Collins, which was the first time since September 9, 2016 that any potential interest of Company A in such a transaction was discussed by the two parties. Later, in the course of these discussions, Company A’s chief executive officer indicated that, subject to further internal work, Company A intended to provide Rockwell Collins with a written indication of interest for Company A to acquire Rockwell Collins.

On May 26, the executive committee of the Rockwell Collins Board met. Mr. Ortberg reported on the recent discussions with Company A. The executive committee discussed Company A’s potential interest in acquiring Rockwell Collins.

On May 31, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of Skadden. Mr. Ortberg reported on the meeting with UTC on May 2, during which UTC outlined its proposal for a strategic partnership. He reported that UTC had later indicated it also would be prepared to consider the acquisition of Rockwell Collins. The proposed partnership was discussed, including that UTC’s proposal contemplated that Mr. Ortberg would serve as the chief executive officer of the partnership. Skadden discussed with the Rockwell Collins Board appropriate procedures for ongoing discussions between Mr. Ortberg and UTC. Mr. Ortberg reported on recent discussions with Company A and his meeting with its chief executive officer on May 24. Company A’s intent to submit a written indication of interest to acquire Rockwell Collins was discussed. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Mr. Ortberg then reviewed planned next steps, including meeting with UTC to better understand its partnership proposal and preparing to appropriately respond to the anticipated indication of interest from Company A. The retention of J.P. Morgan as a financial advisor to Rockwell Collins in connection with a potential strategic transaction was also discussed, and J.P. Morgan began advising Rockwell Collins on June 28, 2017.

On June 6, representatives of Rockwell Collins and UTC met. UTC presented, and the parties discussed, the proposed strategic partnership, including structure, strategic rationale and a proposed process and timeline to develop more details regarding the proposal. The proposal included the payment of a premium to Rockwell Collins shareowners when the partnership was formed. UTC proposed that representatives of Rockwell Collins and UTC work to refine and develop the proposed transaction.

On June 28, the Rockwell Collins Board met for a regularly scheduled board meeting. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Mr. Ortberg reported that Company A had not provided an indication of interest regarding the acquisition of Rockwell Collins and that he had had no further discussions with Company A’s chief executive officer since their meeting on May 24. Mr. Ortberg said that he would meet with Company A’s chief executive officer on June 30, and the Rockwell Collins Board instructed Mr. Ortberg to inquire as to the status of Company A’s indication of interest. Mr. Ortberg then updated the Rockwell Collins Board on discussions with UTC, including the June 6 meeting. Mr. Ortberg also reported on recent announcements at the Paris Air Show regarding vertical integration initiatives in the aerospace industry and related market responses. Senior management reviewed the market’s response to the acquisition of B/E Aerospace and recent consolidation activity in the aerospace industry. Representatives of J.P. Morgan reviewed with the Rockwell Collins Board the current aerospace industry landscape, including recent industry trends, supply chain consolidation, merger and acquisition activity and shareholder activism, and potential strategic combinations among major companies in the aviation industry and their potential impacts on Rockwell Collins. Senior management and the Rockwell Collins Board discussed the possible implications of changing industry conditions, including vertical integration initiatives, on Rockwell Collins and its prospects. Representatives of J.P. Morgan reviewed an assessment of certain potential acquirers of Rockwell Collins and their ability to acquire Rockwell Collins. They also included preliminary valuation perspectives on Rockwell Collins. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of Skadden then outlined UTC’s proposed strategic partnership. They described how the proposed partnership would be formed and operate, and the governance provisions needed to safeguard the interests of Rockwell Collins shareowners in any such transaction. Following discussions with senior management, J.P. Morgan and Skadden, the Rockwell Collins Board expressed various concerns with UTC’s proposed strategic partnership, including with respect to governance and value. The Rockwell Collins Board directed senior management to communicate these concerns to UTC.

On June 30, Company A’s chief executive officer informed Mr. Ortberg that Company A would not be providing an indication of interest to acquire Rockwell Collins at that time. Company A’s chief executive officer indicated that Company A desired to continue discussions of possible commercial transactions with Rockwell Collins.

Also on June 30, a representative of Rockwell Collins spoke with a representative of UTC and informed him of the Rockwell Collins Board’s concerns about the proposed strategic partnership.

On July 8, Mr. Hayes contacted Mr. Ortberg to inform him that UTC would be sending a written proposal to acquire Rockwell Collins. Later on July 8, Mr. Hayes sent Mr. Ortberg a written proposal to acquire Rockwell

Collins for $130 per share, payable 50% in cash and 50% in UTC stock; however, the proposal did not describe the structure of the equity component, including whether the exchange ratio would be fixed or floating. The proposal indicated that if during due diligence UTC identified incremental value, UTC was open to reflecting that additional value in a revised proposal. The proposal was subject to satisfactory completion of due diligence, negotiation of a definitive merger agreement and approval of UTC’s board of directors. The proposal stated that a transaction would not be subject to a financing contingency.

On July 9, Rockwell Collins senior management and representatives of Skadden and J.P. Morgan met to review UTC’s proposal.

On July 12, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Mr. Ortberg reported on his conversation with Company A’s chief executive officer on June 30. The Rockwell Collins Board discussed with senior management possible commercial transactions with Company A. Mr. Ortberg reported on conversations with representatives of UTC and receipt of UTC’s proposal to acquire Rockwell Collins for $130 per share, payable 50% in cash and 50% in UTC stock. The implications of vertical integration activity in the aerospace industry were considered. Representatives of Skadden reviewed for the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of Skadden then discussed with the board UTC’s prior expressed interest in the context of its proposed strategic partnership in retaining Mr. Ortberg to be the chief executive officer of the partnership. The Rockwell Collins Board discussed Mr. Ortberg’s anticipated involvement in any process to consider UTC’s proposal to acquire Rockwell Collins and related negotiations. Following discussion, the Rockwell Collins Board instructed Mr. Ortberg not to engage in discussions with UTC regarding continuing employment (and any compensation and other employment terms), unless and until such time that the Rockwell Collins Board had agreed on the key terms of any such transaction and had given Mr. Ortberg permission to discuss employment matters. The Rockwell Collins Board also instructed Mr. Ortberg to keep the board and/or the lead independent director promptly informed of ongoing negotiations with UTC and directed that the financial and legal advisors monitor negotiations with UTC to ensure compliance with the board’s instructions. Representatives of J.P. Morgan discussed J.P. Morgan’s preliminary financial analyses with respect to UTC’s proposal, which included analyses based on Rockwell Collins’ 2016 five-year plan. Senior management reviewed the ongoing process to prepare the 2017 five-year plan and the general risks and opportunities associated with achieving the financial forecasts. Representatives of J.P. Morgan reviewed potential acquisitions that Rockwell Collins might pursue to enhance shareowner value as an independent company, including with respect to actionability and the potential incremental value that might be created. The Rockwell Collins Board then discussed with senior management, J.P. Morgan and Skadden other strategic parties that might be interested in acquiring Rockwell Collins. Following discussion, the Rockwell Collins Board directed Mr. Ortberg to inform UTC that the board would continue to review UTC’s proposal and respond the following week. The Rockwell Collins Board also determined that Company A and Company B, a company in the aerospace industry, were the strategic parties most likely to be able to complete an acquisition of Rockwell Collins at a valuation at or above the price proposed by UTC. The Rockwell Collins Board directed Rockwell Collins senior management to contact such parties regarding their interest in a possible acquisition of Rockwell Collins.

On July 13, Mr. Ortberg spoke with Company A’s chief executive officer and inquired as to Company A’s interest in a possible acquisition of Rockwell Collins. Company A’s chief executive officer informed Mr. Ortberg that Company A remained focused on evaluating possible commercial transactions with Rockwell Collins and did not intend to make a proposal to acquire Rockwell Collins at that time.

Also on July 13, Mr. Ortberg contacted Mr. Hayes and informed him when the Rockwell Collins Board expected to respond to UTC’s proposal.

On July 17, Mr. Ortberg spoke with a representative of Company B as to its interest in a potential acquisition of Rockwell Collins. Company B indicated it would consider the matter and then respond. Following this conversation, representatives of Company B had discussions with a representative of Rockwell Collins regarding the timing and process for the Rockwell Collins Board’s evaluation of strategic options.

On July 20, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Mr. Ortberg reported on the recent conversations with UTC, Company A and Company B. Senior management then presented Rockwell Collins’ preliminary 2017 five-year plan reflecting work performed to date. They discussed with the Rockwell Collins Board the risks and opportunities during the plan period in light of current industry conditions. The Rockwell Collins Board requested additional information regarding the preliminary 2017 five-year plan assumptions and other matters. Representatives of J.P. Morgan then presented J.P. Morgan’s preliminary financial analyses with respect to UTC’s proposal, which included analyses based on the Rockwell Collins’ preliminary 2017 five-year plan reviewed at the meeting. Following discussion, the Rockwell Collins Board directed Mr. Ortberg to inform UTC that its $130 per share proposal was not sufficient for Rockwell Collins to engage in discussions regarding a potential transaction.

On July 20, Mr. Ortberg contacted Mr. Hayes and informed him of the Rockwell Collins Board’s position with respect to UTC’s proposal. During that conversation, Mr. Hayes increased UTC’s proposal to $135 per share, payable 50% in cash and 50% in UTC stock.

On July 23, the executive committee of the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Mr. Ortberg reported on his recent conversation with Mr. Hayes and UTC’s increase in its proposal to $135 per share. Mr. Ortberg also reported that no further communications with Company B had occurred.

On July 24, Rockwell Collins retained Citigroup Global Markets, Inc. (“Citigroup”) as a financial advisor in connection with a potential transaction, pursuant to an existing arrangement with Citigroup, which had been previously reviewed by the Rockwell Collins Board.

On July 26, Company A contacted Rockwell Collins seeking to resume discussions regarding possible commercial transactions.

Also on July 26, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan and Skadden. Senior management reviewed in detail the assumptions used for the preliminary 2017 five-year plan and the risks and opportunities for the plan. Mr. Ortberg reported on UTC’s revised $135 per share proposal, payable 50% in cash and 50% in UTC stock. He also reported that he anticipated a response shortly from Company B regarding its interest in pursuing a potential transaction. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of J.P. Morgan discussed J.P. Morgan’s preliminary financial analyses with respect to UTC’s revised $135 per share proposal. Following discussion, the Rockwell Collins Board instructed Mr. Ortberg to inform UTC that the board had no interest in a cash and stock transaction at $135 per share, but that Rockwell Collins management was authorized to meet with UTC to review potential synergies from a transaction and discuss Rockwell Collins’ future prospects to provide UTC with a better understanding of the value creation in a combination of the two companies so that UTC would be in a position to increase the consideration it would offer in a potential acquisition.

Later on July 26, Mr. Ortberg contacted Mr. Hayes and informed him of the Rockwell Collins Board’s position with respect to UTC’s revised proposal.

On July 28, UTC sent Rockwell Collins an outline of topics to be covered in a requested management presentation by Rockwell Collins to UTC. Representatives of Rockwell Collins and UTC discussed the outline and proposed presentation.

Also on July 28, Company B contacted Rockwell Collins to inform it that Company B would not pursue a potential transaction with Rockwell Collins at that time.

On August 4, news sources reported that UTC was considering a possible acquisition of Rockwell Collins. Thereafter, throughout August, various news sources, citing unnamed sources, reported on a possible transaction between Rockwell Collins and UTC, including the purported financial terms of the potential transaction and the status of the parties’ discussions. Neither Rockwell Collins nor UTC commented on these news reports.

On August 6, UTC sent Rockwell Collins a request for certain due diligence items.

On August 7, noting rumors and press speculation about UTC acquiring Rockwell Collins, Company A’s chief executive officer contacted Mr. Ortberg. Mr. Ortberg did not comment on the rumors or press speculation. Company A’s chief executive officer informed Mr. Ortberg that Company A would not make an acquisition proposal at that time and preferred to continue to explore possible commercial transactions with Rockwell Collins.

Also on August 7, representatives of Rockwell Collins and UTC met. Rockwell Collins senior management discussed the potential synergies that they believed could be achieved in the combination of Rockwell Collins and UTC. Following the meeting, senior management of Rockwell Collins agreed to provide certain limited due diligence materials to UTC and its advisors and to facilitate discussions.

On August 10, Wachtell, Lipton, Rosen and Katz (“Wachtell Lipton”), counsel to UTC, provided Skadden with a draft merger agreement, which included a proposed termination fee payable by Rockwell Collins in certain circumstances of 3.5% of the Rockwell Collins equity value in the transaction.

Beginning on August 10, Rockwell Collins made available to UTC certain due diligence materials and participated in due diligence conference calls.

On August 11, the executive committee of the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Mr. Ortberg reported that Citigroup had been retained by Rockwell Collins in connection with a potential transaction. Mr. Ortberg reported on further vertical integration initiatives in the aerospace industry and discussed the potential implications of such initiatives on Rockwell Collins. Mr. Ortberg also reported on the meeting with UTC on August 7. He said management was continuing to update the 2017 five-year plan and would review revisions to the plan with the Rockwell Collins Board at a meeting the following week. Mr. Ortberg reported on Company B’s determination not to pursue a potential acquisition of Rockwell Collins at this time. Mr. Ortberg also described his conversation on August 7 with Company A’s chief executive officer.

On August 17, Company B contacted Rockwell Collins to suggest that the parties evaluate a possible investment in Rockwell Collins by Company B. Rockwell Collins was not interested in pursuing this possibility and subsequently informed Company B of this decision.

On August 18, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Mr. Ortberg reported on vertical integration initiatives in the aerospace industry and discussed potential implications for Rockwell Collins. Mr. Ortberg reported on Company B’s determination that it would not pursue a potential acquisition of Rockwell Collins at this time. Mr. Ortberg reported on the meeting with UTC on August 7 and the intention to meet again with UTC following a further review with the Rockwell Collins Board of the 2017 five-year plan. He also described his conversation with Company A’s chief executive officer on August 7. Senior management presented the 2017 five-year plan (as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information”) and then discussed with the Rockwell Collins Board the plan, the plan assumptions, the risks and opportunities for the plan and the differences between the current 2017 five-year plan and the earlier version presented to the Rockwell Collins Board. Representatives of J.P. Morgan and Citigroup discussed their respective preliminary financial analyses with respect to UTC’s revised proposal, which included analyses based on the 2017 five-year plan (as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information”).

On August 20, representatives of Rockwell Collins and UTC met. Rockwell Collins senior management presented Rockwell Collins’ 2017 five-year plan, and the parties discussed various financial, operational and legal information relating to Rockwell Collins.

On August 22, UTC submitted a revised written proposal to acquire Rockwell Collins for $139 per share (based on the closing price of UTC common stock on August 22, 2017), payable 60% in cash and 40% in UTC stock. Under this proposal, Rockwell Collins shareowners would receive per share consideration of $83.40 in cash and a fixed exchange ratio of 0.48059 shares of UTC common stock. The proposal was subject to satisfactory completion of due diligence, negotiation of a definitive merger agreement and approval of the UTC Board. The proposal stated that a transaction would not be subject to a financing contingency.

On August 23, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Mr. Ortberg reviewed UTC’s revised proposal of $139 per share, payable 60% in cash and 40% in UTC stock, with a fixed exchange ratio for the stock portion of the consideration (which would not adjust for changes in the market price of UTC common stock prior to completion of the merger). Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of J.P. Morgan and Citigroup discussed their respective preliminary financial analyses and other transaction considerations with respect to UTC’s revised proposal. Following discussion, the Rockwell Collins Board determined that while the board was not prepared to accept UTC’s revised proposal, it was at an acceptable level of value to warrant further negotiations. The Rockwell Collins Board then authorized management to move forward with negotiations with UTC to increase the price and safeguard the value of the potential stock consideration payable at closing. The Rockwell Collins Board also directed management and the advisors to engage in due diligence of UTC and to negotiate the terms of a merger agreement for the proposed transaction.

Later on August 23, Mr. Ortberg contacted Mr. Hayes and informed him of the Rockwell Collins Board’s position with respect to UTC’s revised proposal. The parties agreed that their respective representatives and advisors would meet to continue discussions regarding the terms of a potential transaction.

On August 24, Skadden sent Wachtell Lipton a revised draft of the merger agreement.

Beginning on August 24 and continuing through September 4, Rockwell Collins made available to UTC additional due diligence materials and participated in additional due diligence conference calls.

On August 24, representatives of Rockwell Collins and UTC and their respective legal and financial advisors met. They discussed various terms of a proposed transaction, including the mix of cash and stock consideration, a fixed or floating exchange ratio, UTC’s committed financing at signing, certain matters related to obtaining required regulatory approvals, termination fee and expense reimbursement provisions, and Rockwell Collins’ due diligence requirements for UTC. At the conclusion of these discussions, UTC requested that Rockwell Collins respond in a comprehensive manner to UTC’s August 22 proposal.

On August 24 and August 25, Rockwell Collins senior management and representatives of Skadden, J.P. Morgan and Citigroup discussed potential responses to UTC’s proposal.

On August 25, a representative of Rockwell Collins responded to UTC’s proposal with two alternative counter-proposals that Rockwell Collins senior management would be prepared to recommend to the Rockwell Collins Board: one in which Rockwell Collins would be acquired for $141 per share in cash and one in which Rockwell Collins would be acquired for $144 per share, payable 70% in cash and 30% in UTC stock, with a floating exchange ratio for the stock portion of such consideration subject to a two-way 10% collar mechanism. Both alternatives contemplated that UTC would obtain committed financing at signing for sufficient cash to complete the transaction, a break-up fee payable by Rockwell Collins in certain circumstances of 3% of the equity value of the transaction and the reimbursement of up to $50 million of UTC transaction expenses following termination of the merger agreement due to the failure of the merger to be approved by Rockwell Collins shareowners. The alternative involving UTC stock would also be subject to Rockwell Collins’ satisfactory completion of due diligence on UTC.

Later on August 25, a representative of UTC contacted a representative of Rockwell Collins and rejected both of Rockwell Collins’ counter-proposals and indicated that, based on the two counter-proposals, there did not appear to be a basis for further discussions between the parties regarding a possible transaction.

On August 26, UTC’s financial advisor contacted a Rockwell Collins financial advisor to offer a management presentation by UTC to Rockwell Collins in furtherance of Rockwell Collins’ due diligence requirements. The parties agreed that their respective representatives and advisors would meet. Further discussion on the economic terms of UTC’s August 22 proposal would be deferred pending the outcome of that meeting. Later on August 26, Wachtell Lipton sent Skadden a revised draft of the merger agreement.

On August 28 and 29, representatives of Rockwell Collins and UTC and their respective legal and financial advisors met. At the meetings, senior management of UTC made a presentation on UTC’s operations and outlook, and the parties and their financial advisors discussed various financial and operational information relating to UTC. The parties and their respective legal and financial advisors negotiated various terms of the proposed transaction. Mr. Hayes inquired of Mr. Ortberg’s willingness to lead the combined company’s aerospace systems business. Mr. Ortberg indicated his willingness to serve in that capacity, but Mr. Hayes and Mr. Ortberg did not discuss any terms or conditions of Mr. Ortberg’s potential post-transaction employment with UTC.

Over the course of August 28 and 29, Rockwell Collins senior management and representatives of Skadden, J.P. Morgan and Citigroup discussed responses to UTC’s proposal, taking into account, among other things, the progress being made in the meetings between the parties, including with respect to the legal and other terms of the proposed transaction. Mr. Ortberg also consulted with the lead independent director of the Rockwell Collins Board regarding possible responses.

Following such discussions and consultations, on August 29, Mr. Ortberg informed Mr. Hayes that he would be prepared to recommend to the Rockwell Collins Board a transaction in which UTC would acquire Rockwell Collins for $141 per share, payable 70% in cash and 30% in stock, with a floating exchange ratio for the stock portion of such consideration subject to a two-way 10% collar mechanism. Representatives of Rockwell Collins and UTC then discussed the reference stock price that would be used to set the collar mechanism. Later on August 29, Mr. Hayes informed Mr. Ortberg that UTC was prepared to increase its proposal to acquire Rockwell Collins to $140 per share, payable 2/3 in cash and 1/3 in UTC common stock, with a floating exchange ratio for the stock portion of such consideration subject to a two-way 7.5% collar mechanism based on a reference UTC stock price of $115.69 (the closing price of UTC common stock on August 22, 2017). Mr. Hayes indicated that the proposal was UTC’s best and final proposal to acquire Rockwell Collins.

Also on August 29, Skadden sent Wachtell Lipton a revised draft of the merger agreement.

Between August 29 and September 4, representatives and advisors of Rockwell Collins and UTC continued to negotiate the terms of the merger agreement. UTC and Rockwell Collins, and their respective representatives and advisors, also conducted additional due diligence on Rockwell Collins and UTC, respectively.

On September 1, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Mr. Ortberg reported on discussions with UTC, including UTC’s latest $140 per share cash and stock offer. He reported that if the Rockwell Collins Board determined to move forward with the transaction, UTC intended to name the combined aerospace systems business “Collins Aerospace Systems” and that he had been asked to run the combined business (but that no terms and conditions of his employment had been discussed). Senior management provided an overview of the proposed transaction and a report on the due diligence review of UTC. Representatives of Skadden reviewed with the Rockwell Collins Board its fiduciary duties under Delaware law. Representatives of Skadden then summarized the terms and conditions of the merger agreement and UTC’s financing commitment papers. Representatives of J.P. Morgan presented J.P. Morgan’s preliminary financial analyses with respect to the proposed transaction. Representatives of Citigroup presented Citigroup’s preliminary financial analyses with respect to the proposed transaction. Representatives of J.P. Morgan and Citigroup each separately reviewed with the Rockwell Collins Board their past business relationships with parties related to the proposed transaction, which disclosure had previously been provided to Rockwell Collins. Senior management then reported on various general employee compensation and retention matters related to the proposed transaction. Mr. Ortberg reviewed the proposed communications plan and potential next steps in the event that the Rockwell Collins Board determined to move forward with the proposed transaction.

On September 4, the Rockwell Collins Board met. Present at the meeting were members of Rockwell Collins senior management and representatives of J.P. Morgan, Citigroup and Skadden. Representatives of Skadden reviewed the terms and conditions of the merger agreement. Representatives of J.P. Morgan reviewed J.P. Morgan’s financial analyses with respect to the proposed transaction and rendered J.P. Morgan’s oral opinion that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the holders of Rockwell Collins common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated September 4, 2017. Representatives of Citigroup reviewed Citigroup’s financial analyses with respect to the proposed transaction and rendered Citigroup’s oral opinion that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its written opinion, the merger consideration to be received by the holders of outstanding shares of common stock of Rockwell Collins (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. The oral opinion was subsequently confirmed in writing by delivery of Citigroup’s written opinion dated September 4, 2017. After discussion, the Rockwell Collins Board unanimously approved the merger agreement and the transactions contemplated by the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Rockwell Collins and its shareowners and resolved, subject to the terms of the merger agreement, to recommend that Rockwell Collins shareowners adopt the merger agreement and approve the merger.

Rockwell Collins and UTC executed the merger agreement during the early evening on September 4, 2017. That same evening, Rockwell Collins and UTC issued a press release announcing entry into the merger agreement.

Rockwell Collins Board of Directors’ Recommendation and Reasons for the Merger

On September 4, 2017, the Rockwell Collins Board unanimously (1) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement; (2) determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Rockwell Collins and Rockwell Collins shareowners; (3) directed that the merger proposal be submitted to a vote of Rockwell Collins shareowners; and (4) recommended that the shareowners of Rockwell Collins vote “FOR” the merger proposal.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, the Rockwell Collins Board consulted with Rockwell Collins’ management and legal and financial advisors. In recommending that Rockwell Collins shareowners vote their shares of common stock in favor of the merger proposal, the Rockwell Collins Board considered a number of factors, including the following (not necessarily listed in order of relative importance):

•	Rockwell Collins’ business and operations and its current and historical financial condition and results of operations;

•	Rockwell Collins’ strategic plan and related financial projections and the risks and uncertainties in executing on the strategic plan and achieving such financial projections, including risks related to vertical integration initiatives in the aerospace industry, consolidation and increased competition among participants in the aerospace industry, cost cutting and supplier margin reduction efforts initiated by Rockwell Collins’ major customers, current industry dynamics and the future of the aerospace industry generally, and the “risk factors” set forth in Rockwell Collins’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016 and subsequent reports filed with the SEC;

•	The perceived risks of continuing as a standalone public company and the assessment that no other alternatives were reasonably likely in the near term to create greater value for Rockwell Collins shareowners than the merger, taking into account business, competitive, industry and market risks;

•	The historic trading ranges of Rockwell Collins common stock and the potential trading range of Rockwell Collins common stock absent announcement of the merger agreement and press speculation about a possible acquisition;

•	Various analyses as to the valuation of Rockwell Collins as an independent company;

•	The implied value of the merger consideration at the offer price of $140 per share of Rockwell Collins stock represents:

•	a 25% premium to Rockwell Collins’ last unaffected closing share price of $112.36 as of August 2, 2017;

•	a 23% premium to Rockwell Collins’ last unaffected all-time high closing share price of $113.73 as of July 28, 2017;

•	a 31% premium to Rockwell Collins’ last unaffected trailing three month volume-weighted average price of $106.77 as of August 2, 2017;

•	a 66% premium to Rockwell Collins’ closing share price prior to the announcement of the B/E Aerospace transaction of $84.46 as of October 21, 2016; and

•	a multiple of 15.0 times Rockwell Collins’ projected 2017 pro forma EBITDA (which assumes a full year of contribution from B/E Aerospace and gives effect to annualized synergies recognized since the closing of the B/E Aerospace acquisition);

•	The fact that a substantial portion of the merger consideration consists of cash, providing Rockwell Collins shareowners with certainty of value and liquidity upon completion of the merger for such portion of the consideration, along with a significant stock component, which provides Rockwell Collins shareowners with participation in the upside potential of a larger, more diversified company;

•	The historic trading ranges of UTC common stock;

•	The fact that the stock portion of the merger consideration is based upon a floating exchange ratio and subject to a $107.01 to $124.37 collar range, which provides protection against a downward movement in the market price of UTC common stock within the range of the collar prior to completion of the merger;

•	The fact that the value of the merger consideration payable to Rockwell Collins shareowners could increase in the event that the UTC stock price increases above the high end of the collar of $124.37 prior to completion of the merger;

•

The separate written opinions of each of J.P. Morgan and Citigroup, delivered to the Rockwell Collins Board on September 4, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in such opinions, the merger consideration to be paid to the holders of Rockwell Collins common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders, each as more fully described below under the caption “—Opinions of Rockwell Collins’ Financial Advisors” beginning on page 64. The full text of the separate written opinions of J.P. Morgan and Citigroup, each dated September 4, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the reviews undertaken in rendering the separate J.P. Morgan and Citigroup opinions, are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus, and are incorporated herein by reference;

•	The fact that Company A and Company B, the two parties the Rockwell Collins Board thought most likely to be able to complete an acquisition of Rockwell Collins at a valuation competitive with UTC’s proposals, decided not to engage in discussions of a possible acquisition of Rockwell Collins;

•	Rockwell Collins’ ability under the merger agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with third parties that make unsolicited bona fide written alternative acquisition proposals;

•	That if Rockwell Collins were to receive an alternative acquisition proposal from a third party that the Rockwell Collins Board determines is reasonably likely to lead to a superior proposal, under the merger agreement, the Rockwell Collins Board would be able, subject to certain conditions, to consider such superior proposal and change its recommendation that Rockwell Collins shareowners vote in favor of the merger proposal and/or terminate the merger agreement in order to pursue such superior proposal;

•	The ability under the merger agreement for the Rockwell Collins Board, subject to certain conditions, to change its recommendation in favor of the merger in response to an intervening event if the board determines that failure to take such action would be inconsistent with its fiduciary duties;

•	The other termination provisions contained in the merger agreement, including the fact that the Rockwell Collins Board believed that the termination fee of $695 million is reasonable in light of, among other things, the benefits of the merger to Rockwell Collins shareowners, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of alternative acquisition proposals;

•	The likelihood that UTC would complete the merger taking into account (1) the committed debt financing UTC obtained in connection with the merger and UTC’s financial condition and ability to fund the cash merger consideration, and (2) the commitment by UTC to obtain applicable consents and approvals under antitrust laws and assume the risks related to certain conditions and requirements that may be imposed by regulators in connection with securing such consents and approvals up to specified thresholds and limitations;

•	The Rockwell Collins Board’s knowledge of UTC, taking into account publicly available information regarding UTC and the results of Rockwell Collins’ due diligence review of UTC;

•	The expectation that the combined company would achieve approximately in excess of $500 million of run-rate pre-tax cost synergies and that the merger would be accretive to UTC’s adjusted earnings per share in the first full fiscal year following the completion of the merger, thereby supporting the value of the stock portion of the consideration received by Rockwell Collins shareowners;

•	The conditions to the closing in the merger agreement and the fact that there is no condition regarding financing;

•	The fact that the merger agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the Rockwell Collins Board’s view, favorable to Rockwell Collins and its shareowners;

•	The fact that the merger agreement was unanimously approved by the Rockwell Collins Board, which is comprised of a majority of independent directors who are not affiliated with UTC and are not employees of Rockwell Collins or any of its subsidiaries, and which received advice from Rockwell Collins’ financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement;

•	The condition to completing the merger that the merger must be approved by the holders of a majority of the outstanding shares of Rockwell Collins common stock, and the absence of any stock voting commitments by management or other shareowners, so that shareowners will have the right to approve or disapprove of the merger;

•	Rockwell Collins’ ability to specifically enforce UTC’s obligations under the merger agreement, including UTC’s obligations to complete the merger; and

•	The availability of appraisal rights to Rockwell Collins shareowners who comply with specified procedures under Delaware law.

The Rockwell Collins Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily listed in order of relative importance):

•	The fact that Rockwell Collins shareowners would forgo the opportunity to realize the potential long-term value of the successful execution of Rockwell Collins’ current strategy as an independent company;

•	The fact that the value of the merger consideration payable to Rockwell Collins shareowners could decrease in the event that the UTC stock price decreases below the low end of the collar of $107.01 prior to completion of the merger;

•	The fact that, under specified circumstances, Rockwell Collins may be required to pay a $695 million termination fee or reimburse certain of UTC’s expenses in the event the merger agreement is terminated and the effect this could have on Rockwell Collins, including:

•	The possibility that the termination fee payable by Rockwell Collins to UTC upon the termination of the merger agreement under certain circumstances could discourage some potential acquirors from making an alternative acquisition proposal, although the Rockwell Collins Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in acquiring Rockwell Collins; and

•	The risk that Rockwell Collins will be required to reimburse UTC for its expenses up to $50 million if the merger agreement is terminated by either party because the Rockwell Collins shareowners do not approve the merger proposal;

•	The significant costs involved in connection with entering into and completing the merger and the substantial time and effort of management required to complete the merger, which could disrupt Rockwell Collins’ business operations and its continuing integration of B/E Aerospace;

•	The impact of the announcement, pendency or completion of the merger, or the failure to complete the merger, on Rockwell Collins’ relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), customers and suppliers (including as a result of customer or other contracts with provisions that require consent for, or have implications upon, a change of control of Rockwell Collins);

•	The restrictions in the merger agreement on Rockwell Collins’ conduct of business prior to completion of the merger, which could delay or prevent Rockwell Collins from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the Rockwell Collins Board and management might believe were appropriate or desirable;

•	The fact that the completion of the merger would require approval under or expiration or termination of the applicable waiting periods under the HSR Act and other applicable antitrust laws, the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that exceed the thresholds and limitations that UTC agreed to in the merger agreement or otherwise adversely affect the business and financial results of the combined company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	The fact that if the merger is not completed as a result of regulatory impediments or other reasons, UTC will not be obligated to pay any “reverse termination fee”;

•	The fact that receipt of the merger consideration would be taxable to Rockwell Collins shareowners that are treated as U.S. holders for U.S. federal income tax purposes;

•	The fact that while Rockwell Collins expects the merger to be completed if the merger proposal is approved by Rockwell Collins shareowners, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied;

•	The risk that the Rockwell Collins shareowners do not approve the merger proposal;

•	The fact that the market price of Rockwell Collins common stock could be affected by many factors if the merger agreement were terminated, including: (1) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Rockwell Collins; (2) the possibility that as a result of the termination of the merger agreement possible acquirors may consider Rockwell Collins to be a less attractive acquisition candidate; and (3) the possible sale of Rockwell Collins common stock by short-term investors following an announcement that the merger agreement was terminated;

•	The challenges inherent in the combination of two businesses of the size and complexity of Rockwell Collins and UTC, and the risks of not being able to realize all of the anticipated synergies and other anticipated benefits of the merger;

•	The risk of litigation, injunctions or other legal proceedings related to the transaction; and

•	The risks of the type and nature described under “Risk Factors,” beginning on page 38 and the matters described under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 36.

The Rockwell Collins Board believed that, overall, the potential benefits of the merger to Rockwell Collins shareowners outweighed the risks and uncertainties of the merger.

This discussion of the information and factors considered by the Rockwell Collins Board in reaching its conclusions and recommendation includes the principal factors considered by the Rockwell Collins Board, but is not intended to be exhaustive and may not include all of the factors considered by the Rockwell Collins Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Rockwell Collins Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the merger agreement, and to make its recommendation to Rockwell Collins shareowners. Rather, the Rockwell Collins Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Rockwell Collins’ management and Rockwell Collins’ advisors, as well as its experience and history. In addition, individual members of the Rockwell Collins Board may have assigned different weights to different factors.

Certain of Rockwell Collins’ directors and executive officers have interests in the merger that are different from, or in addition to, those of Rockwell Collins shareowners generally. The Rockwell Collins Board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Rockwell Collins shareowners. For a discussion of these interests, see “—Interests of Directors and Executive Officers of Rockwell Collins in the Merger” beginning on page 81.

The Rockwell Collins Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Rockwell Collins and its shareowners and approved the merger agreement. Accordingly, the Rockwell Collins Board unanimously recommends that Rockwell Collins shareowners vote “FOR” the merger proposal at the Rockwell Collins special meeting.

Opinions of Rockwell Collins’ Financial Advisors

Opinion of J.P. Morgan

Pursuant to an engagement letter dated September 1, 2017 with an effective date of June 28, 2017, Rockwell Collins retained J.P. Morgan as its financial advisor in connection with the merger.

At the meeting of the Rockwell Collins Board on September 4, 2017, J.P. Morgan rendered its oral opinion to the Rockwell Collins Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to holders of Rockwell Collins common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its September 4, 2017 oral opinion by delivering its written opinion to the Rockwell Collins Board, dated September 4, 2017, that, as of such date, the consideration to be paid to holders of Rockwell Collins common stock (other than excluded shares) in the merger was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan dated September 4, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Rockwell Collins shareowners are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Rockwell Collins Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the consideration to be paid in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Rockwell Collins or as to the underlying decision by Rockwell Collins to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareowner of Rockwell Collins as to how such shareowner should vote with respect to the merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Rockwell Collins and the industry in which it operates;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Rockwell Collins with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Rockwell Collins common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Rockwell Collins relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Rockwell Collins and UTC with respect to certain aspects of the merger, and the past and current business operations of Rockwell Collins and UTC, the financial condition and future prospects and operations of Rockwell Collins and UTC, the effects of the merger on the financial condition and future prospects of Rockwell Collins and UTC, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Rockwell Collins and UTC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Rockwell Collins or UTC under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Rockwell Collins to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the merger will have the tax consequences described in this proxy statement/prospectus, and in discussions with, and materials furnished to J.P. Morgan by, representatives of Rockwell Collins, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. J.P. Morgan also assumed that the representations and warranties made by Rockwell Collins and UTC in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Rockwell Collins with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Rockwell Collins or UTC or on the contemplated benefits of the merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by holders of Rockwell Collins common stock (other than excluded shares) in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Rockwell Collins or the underlying decision by Rockwell Collins to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Rockwell Collins common stock or UTC common stock will trade at any future time.

The terms of the merger agreement, including the consideration, were determined through arm’s length negotiations between Rockwell Collins and UTC, and the decision to enter into the merger agreement was solely that of the Rockwell Collins Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Rockwell Collins Board in its evaluation of the merger and should not be viewed as determinative of the views of the Rockwell Collins Board or management with respect to the merger or the consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Rockwell Collins Board on September 4, 2017 and delivering the presentation to the Rockwell Collins Board on such date in connection with the rendering of such opinion, and the summaries do not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Rockwell Collins with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to Rockwell Collins. The companies selected by J.P. Morgan were as follows:

•	Curtiss-Wright Corporation

•	Esterline Technologies Corporation

•	Harris Corporation

•	HEICO Corporation

•	L3 Technologies, Inc.

•	Meggitt PLC

•	Moog Inc.

•	Safran S.A.

•	Thales Group

•	TransDigm Group Inc.

•	Woodward, Inc.

•	Zodiac Aerospace S.A.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Rockwell Collins based on business sector participation, operational characteristics and financial metrics. Using publicly available information, J.P. Morgan calculated, for each selected company, (1) the multiple of enterprise value as of September 1, 2017 to estimated EBITDA (which means earnings before interest, tax, depreciation and amortization) for the fiscal year ended September 30, 2018, or EV/EBITDA FY2018E, and (2) the multiple of closing share price as of September 1, 2017 to estimated earnings per share for the fiscal year ended September 30, 2018, or P/E FY2018E, in each case based on Wall Street analysts’ consensus estimates and FactSet data. This analysis indicated the following EV/EBITDA FY2018E and P/E FY2018E multiples:

	EV/EBITDA FY2018E	P/E FY2018E
Curtiss-Wright Corporation	10.6x	20.2x
Esterline Technologies Corporation	9.3x	17.5x
Harris Corporation	12.8x	19.9x
HEICO Corporation	18.2x	33.8x
L3 Technologies, Inc.	12.6x	19.6x
Meggitt PLC	12.0x	21.5x
Moog Inc.	10.0x	18.8x
Safran S.A.	11.3x	19.9x
Thales Group	9.0x	18.2x
TransDigm Group Inc.	13.7x	20.4x
Woodward, Inc.	12.8x	20.2x
Zodiac Aerospace S.A. (1)	15.2x	25.2x

(1)	Zodiac Aerospace S.A. share count, share price and balance sheet data as of January 18, 2017 (reflects latest publicly available figures prior to announcement of Safran S.A. / Zodiac Aerospace S.A. transaction).

Based on the results of this analysis and other factors that J.P. Morgan considered relevant, J.P. Morgan selected a multiple reference range for EV/EBITDA FY2018E of 10.0x–13.0x and a multiple reference range for P/E FY2018E of 18.0x–21.0x.

After applying such ranges to Rockwell Collins management’s estimate of the EBITDA and EPS (based upon current GAAP revenue recognition standards of Rockwell Collins, as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information” and, with respect to management’s estimate of the EPS, burdened by costs associated with the B/E Aerospace acquisition, as directed by Rockwell Collins management), respectively, for Rockwell Collins for fiscal year 2018, the analysis indicated the following implied per share equity value ranges for Rockwell Collins common stock, rounded to the nearest $0.50:

	Implied Per Share Equity Value Range of Rockwell Collins Common Stock
	Low	High
EV/EBITDA FY2018E	$86.50	$125.50
P/E FY2018E	$114.00	$133.00

Transaction Multiples Analysis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses that J.P. Morgan considered to be analogous to Rockwell Collins’ business or aspects thereof for purposes of analysis. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Rockwell Collins based on business sector participation, operational characteristics and financial metrics. Specifically, J.P. Morgan reviewed the following transactions:

Month/Year Announced	Acquiror	Target/Seller	Transaction Value (or Enterprise Value) (“TV”)/LTM EBITDA
May 2017	Safran S.A.	Zodiac Aerospace S.A.	26.9x/9.8x (1)
January 2017	Safran S.A.	Zodiac Aerospace S.A.	23.8x/11.0x (2)
October 2016	Rockwell Collins, Inc.	B/E Aerospace, Inc.	13.6x
August 2015	Berkshire Hathaway Inc.	Precision Castparts Corp.	12.3x
July 2015	Lockheed Martin Corporation	Sikorsky Aircraft Corporation	11.1x/8.7x (3)
February 2015	Harris Corporation	Exelis Inc.	9.2x/8.0x (4)
August 2013	Rockwell Collins, Inc.	ARINC Incorporated (For reference only)	11.3x (5)
December 2012	General Electric Company	Avio S.p.A. (aviation business)	8.5x
September 2011	United Technologies Corporation	Goodrich Corporation	12.9x
January 2007	General Electric Company	Smiths Aerospace	11.3x (6)

(1)	For reference only – Normalized multiple of 9.8x based on revised offer estimated using LTM EBITDA based on disclosed normalized EBIT multiple and LTM financials as of May 2017.
(2)	For reference only – Normalized multiple of 11.0x based on original offer estimated using LTM EBITDA based on disclosed normalized EBIT multiple and LTM financials as of January 2017.
(3)	For reference only – 8.7x represents the post-tax benefit multiple.
(4)	For reference only – 8.0x represents the multiple with EBITDA adjusted for purchase accounting reset of its net actuarial pension losses to zero.
(5)	For reference only – Based on ARINC Incorporated 2013 EBITDA.
(6)	Based on LTM EBIT plus D&A per annual filing.

J.P. Morgan calculated, for each selected transaction, the multiple of the transaction value (or enterprise value) to the target company’s EBITDA for the 12-month period prior to the announcement of the applicable transaction, or TV/ LTM EBITDA.

Based on the results of this analysis and other factors that J.P. Morgan considered relevant, J.P. Morgan selected a multiple reference range of 9.0x–14.0x for TV/ LTM EBITDA.

After applying such ranges to figures provided by Rockwell Collins for LTM EBITDA for the 12-month period ended September 30, 2017 (based upon current GAAP revenue recognition standards of Rockwell Collins, as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information”), the analysis indicated the following implied per share equity value ranges for Rockwell Collins common stock, rounded to the nearest $0.50:

	Implied Per Share Equity Value Range of Rockwell Collins Common Stock
	Low	High
TV/ LTM EBITDA	$68.00	$127.50

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the diluted equity value per share for Rockwell Collins common stock. J.P. Morgan calculated the unlevered free cash flows that Rockwell Collins is expected to generate (1) during fiscal years 2018 through 2022 based upon Rockwell Collins’ management forecast and (2) during fiscal years 2023 through 2027 based upon extrapolations from the management forecast provided by Rockwell Collins management. As described in “—Certain Rockwell Collins Unaudited Prospective Financial Information,” the management forecast used by J.P. Morgan for purpose of its discounted cash flow analysis was the forecast giving effect to the Financial Accounting Standards Board’s new revenue recognition standards. J.P. Morgan also calculated a range of terminal asset values for Rockwell Collins at the end of the projection period by applying terminal growth rates, based on direction from Rockwell Collins management, ranging from 2.2% to 3.2% to the unlevered free cash flows, excluding pension contributions, to which a 0% terminal growth rate was applied per Rockwell Collins’ management instruction. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.5% to 8.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Rockwell Collins, taking into account macro-economic assumptions, estimates of risk, Rockwell Collins’ capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Rockwell Collins’ net debt and noncontrolling interest and divided by the diluted shares outstanding of Rockwell Collins. The discounted cash flow analysis indicated an implied per share equity value range for Rockwell Collins common stock, rounded to the nearest $0.50, of $107.50 to $158.50.

Other Information.

J.P. Morgan conducted additional analyses, including historical stock trading, equity research analyst price targets and implied premia paid analyses and noted that these are not valuation methodologies and were presented for reference only.

Historical Stock Trading

J.P. Morgan reviewed the historical share prices of Rockwell Collins common stock for the 52-week period ended August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017). J.P. Morgan noted that the low and high closing share prices during this period were $79.21 and $113.73 per share of Rockwell Collins common stock, respectively.

Equity Research Analyst Price Targets

J.P. Morgan reviewed the most recent publicly available research analyst price targets for Rockwell Collins common stock prepared and published by selected equity research analysts. J.P. Morgan noted that the range of such price targets as of August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017) was $96.00 to $137.00 per share of Rockwell Collins common stock.

Implied Premia Paid

For the years 2008 through 2017 (as of September 1, 2017), J.P. Morgan calculated, using publicly available information, the first quartile, median and third quartile one-day, one-month and 52-week high unaffected stock price premia paid for types of acquisition transactions with enterprise values above $10 billion that J.P. Morgan deemed appropriate in its professional judgment. The analysis indicated a first quartile, median and third quartile one-day, one-month and 52-week high unaffected stock premia of 24%—39%, 25%—47% and 3%—25%, respectively. J.P. Morgan then calculated an illustrative range of prices per share of Rockwell Collins common stock of $139.50—$156.00, $132.00—$155.00 and $117.00—$142.00, respectively (in each case, rounded to the nearest $0.50).

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Rockwell Collins. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Rockwell Collins, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Rockwell Collins. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Rockwell Collins and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Rockwell Collins with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Rockwell Collins, UTC and the industries in which they operate.

For services rendered in connection with the merger, Rockwell Collins agreed to pay J.P. Morgan a transaction fee of $60 million, of which $10 million became payable by Rockwell Collins at the time J.P. Morgan delivered its opinion, and the balance of which is payable upon the closing of the merger. In addition, Rockwell

Collins has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Rockwell Collins and UTC for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on Rockwell Collins’ facility agreement in December 2016, acting as bookrunner on an offering of debt securities by Rockwell Collins in March 2017, acting as financial advisor to Rockwell Collins on its acquisition of B/E Aerospace, Inc. in April 2017, acting as sole lead arranger and bookrunner on Rockwell Collins’ facility agreement in April 2017, and acting as joint lead arranger and joint bookrunner on Rockwell Collins’ facility agreement in April 2017; acting as financial advisor to UTC on the sale of Sikorsky Aircraft in November 2015, acting as bookrunner on an offering of debt securities by UTC in February 2016, acting as sole lead arranger and joint bookrunner on UTC’s facility agreement in August 2016, acting as bookrunner on an offering of debt securities by UTC in October 2016, and acting as bookrunner on an offering of debt securities by UTC in May 2017. During such period, J.P. Morgan and its affiliates have provided treasury services and asset management services to UTC for customary compensation. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Rockwell Collins and UTC, for which it receives customary compensation or other financial benefits. In addition, as of August 28, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of Rockwell Collins and UTC. During the two year period preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from Rockwell Collins were approximately $54 million and from UTC were approximately $42 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Rockwell Collins and UTC for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Opinion of Citigroup Global Markets Inc.

On September 4, 2017, Citigroup Global Markets Inc., which is referred to as Citigroup, delivered to the Rockwell Collins Board a written opinion dated September 4, 2017, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in the written opinion, the merger consideration to be received by the holders of outstanding shares of common stock of Rockwell Collins (other than excluded shares) in the merger was fair, from a financial point of view, to such holders.

The full text of Citigroup’s written opinion, dated September 4, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup in rendering its opinion, is attached to this proxy statement/prospectus as Annex C and is incorporated into this proxy statement/prospectus by reference in its entirety. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety. Citigroup’s opinion, the issuance of which was authorized by Citigroup’s fairness opinion committee, was provided to the Rockwell Collins Board (in its capacity as such) in connection with its evaluation of the merger and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the holders of outstanding shares of common stock of Rockwell Collins (other than excluded shares) of the merger consideration to be received by such holders in the merger. Citigroup’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any shareowners as to how such shareowner should vote or act on any matters relating to the merger or otherwise. Citigroup’s opinion does not address the underlying business decision of Rockwell Collins to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Rockwell Collins or the effect of any other transaction in which Rockwell Collins might engage. The following is a summary of Citigroup’s opinion.

In arriving at its opinion, Citigroup, among other things:

•	reviewed the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Rockwell Collins concerning the businesses, operations and prospects of Rockwell Collins;

•	examined certain publicly available business and financial information relating to Rockwell Collins;

•	examined certain financial forecasts and other information and data relating to Rockwell Collins which were provided to or discussed with Citigroup by the management of Rockwell Collins;

•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things: current and historical market prices and trading volumes of Rockwell Collins common stock, the historical and projected earnings and other operating data of Rockwell Collins and the capitalization and financial condition of Rockwell Collins;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citigroup considered relevant in evaluating the merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Rockwell Collins; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

Separately, Citigroup also held discussions with certain senior officers and other representatives and advisors of UTC concerning the businesses, operations and prospects of UTC. In addition, Citigroup examined certain publicly available business and financial information relating to UTC as well as other information and data relating to UTC which were provided to or discussed with Citigroup by the management of Rockwell Collins and UTC, including information relating to the potential strategic implications and operational benefits (including the amount thereof) anticipated by the management of Rockwell Collins and UTC to result from the merger, as well as certain pro forma financial effects of the merger on UTC. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things: current and historical market prices and trading volumes of UTC common stock; the historical and projected earnings based on summary consensus estimates and other operating data of UTC; and the capitalization and financial condition of UTC.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the management of Rockwell Collins that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts relating to Rockwell Collins and other information and data relating to Rockwell Collins and UTC provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of Rockwell Collins and UTC, as applicable, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Rockwell Collins and UTC, as applicable, as to the future financial performance of Rockwell Collins and UTC, the potential strategic implications and operational benefits anticipated to result from the merger and the other matters covered thereby, and assumed, with Rockwell Collins’ consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and other information and data will be realized in the amounts projected.

Citigroup also assumed, with Rockwell Collins’ consent, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Rockwell Collins, UTC or the contemplated benefits of the merger. Citigroup did not express any opinion as to what the value of UTC common stock actually will be when issued pursuant to the merger or the price at which shares of UTC common stock will trade at any time. Citigroup did not make and it was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Rockwell Collins or UTC, and Citigroup did not make any physical inspection of the properties or assets of Rockwell Collins or UTC. Citigroup was informed by Rockwell Collins that it had contacted certain parties to solicit indications of interest prior to its engagement. Citigroup’s opinion did not address the underlying business decision of Rockwell Collins to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Rockwell Collins or the effect of any other transaction in which Rockwell Collins might engage. Citigroup also expressed no view as to, and Citigroup’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of September 4, 2017, except as otherwise noted.

The following is a summary of the material financial analyses delivered by Citigroup to the Rockwell Collins Board in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Citigroup, nor does the order of analyses described represent relative importance or weight given to those analyses by Citigroup. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Citigroup’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 1, 2017 and is not necessarily indicative of current market conditions.

The preparation of financial opinions is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, financial opinions are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Citigroup’s opinion. In arriving at its fairness determination, Citigroup considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Citigroup made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses as a comparison is directly comparable to Rockwell Collins, UTC or the contemplated merger.

Citigroup prepared these analyses for purposes of providing its opinion to the Rockwell Collins Board as to the fairness, from a financial point of view, to the holders of outstanding shares of common stock of Rockwell Collins (other than excluded shares), as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Rockwell Collins, UTC, Citigroup or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Rockwell Collins and UTC, rather than by any financial advisor, and was approved by the Rockwell Collins Board. Citigroup provided advice to Rockwell Collins during these negotiations. Citigroup did not, however, recommend any specific amount of consideration to Rockwell Collins or the Rockwell Collins Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Selected Public Companies Analysis. Citigroup reviewed and compared certain financial information for Rockwell Collins to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the aerospace and defense industries (collectively referred to as the “selected companies”):

•	Safran S.A.

•	Thales Group

•	TransDigm Group Inc.

•	Meggitt PLC

•	Woodward, Inc.

•	Curtiss-Wright Corporation

•	Moog Inc.

•	Esterline Technologies Corporation

•	Harris Corporation

•	L3 Technologies, Inc.

Although none of the selected companies are directly comparable to Rockwell Collins, the companies included were chosen because they have operations that, for purposes of analysis, may be considered similar to certain operations of Rockwell Collins based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis, to the extent that it is based on market data, was based on market data as of September 1, 2017.

Citigroup also calculated and compared various financial multiples and ratios using information it obtained from SEC filings, Wall Street research and FactSet. With respect to the selected companies, Citigroup calculated the firm value (which is referred to as FV), as a multiple of projected earnings before interest, taxes, depreciation and amortization (which is referred to as EBITDA, and such multiple is referred to as the FV / FY2018E EBITDA Multiple) for fiscal year 2018, and the ratio of the price of a share of common stock of the selected companies (using the applicable closing market price per share as of September 1, 2017) to estimated earnings per share (which is referred to as the Price / FY2018E EPS Multiple) for fiscal year 2018. The multiples and ratios for each of the selected companies were based on Wall Street research consensus estimates. The following tables present the results of this analysis:

	FV/FY2018E EBITDA (IFRS/GAAP) (1)	Price/FY2018E EPS (IFRS/GAAP) (2)
Safran S.A. (3)	10.3x/11.3x	19.3x/19.9x
Thales Group (4)	8.8x/9.0x	18.5x/18.2x
TransDigm Group Inc. (5)	13.7x	20.4x
Meggitt PLC (6)	10.2x/12.0x	18.4x/21.5x
Woodward, Inc.	12.8x	20.2x
Curtiss-Wright Corporation (7)	10.6x	20.2x
Moog Inc.	10.0x	18.8x
Esterline Technologies Corporation	9.3x	17.5x
Harris Corporation (8)	12.8x	19.9x
L3 Technologies, Inc. (9)	12.6x	19.6x

(1)	Where only one multiple is shown, it is based on GAAP.
(2)	Where only one multiple is shown, it is based on GAAP.
(3)	Reflects illustrative adjustments (based on publicly available information) from International Financial Reporting Standard (“IFRS”) to GAAP. Fiscal year end adjusted to September 30.
(4)	Reflects illustrative adjustments (based on publicly available information) from IFRS to GAAP. Fiscal year end adjusted to September 30.
(5)	TransDigm balance sheet adjusted to account for $22.00 per share special dividend. The dividend was payable on September 12, 2017, to shareowners of record on September 5, 2017, with an ex-dividend date of September 1, 2017.
(6)	Reflects illustrative adjustments (based on publicly available information) from IFRS to GAAP. Fiscal year end adjusted to September 30.
(7)	Fiscal year end adjusted to September 30.
(8)	Fiscal year end adjusted to September 30.
(9)	Fiscal year end adjusted to September 30.

Citigroup identified an illustrative range of FV / FY2018E EBITDA Multiples of 9.0x to 13.7x. Citigroup then multiplied the estimated EBITDA for Rockwell Collins for fiscal year 2018 (based upon current GAAP revenue recognition standards of Rockwell Collins, as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information”) by the 9.0x to 13.7x illustrative range of FV / FY2018E EBITDA Multiples for fiscal year 2018, which resulted in an illustrative range of implied values of $74.50 to $135.00 per share of Rockwell Collins common stock (rounded to the nearest $0.50).

Citigroup also identified an illustrative range of Price / FY2018E EPS Multiples of 17.5x to 21.5x. Citigroup then multiplied the estimated earnings per share of Rockwell Collins common stock for fiscal year 2018 (based upon current GAAP revenue recognition standards of Rockwell Collins, as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information” and burdened by costs associated with the B/E Aerospace acquisition, as directed by Rockwell Collins management) by the 17.5x to 21.5x illustrative range of Price / FY2018E EPS Multiples for fiscal year 2018, which resulted in an illustrative range of implied values of $111.00 to $135.50 per share of Rockwell Collins common stock (rounded to the nearest $0.50).

Selected Precedent Transactions Analysis. Citigroup analyzed certain publicly available information relating to the following selected transactions in the aerospace and defense industry since January 2007:

Month/Year Announced	Acquiror	Target/Seller	FV/LTM EBITDA
May 2017 (1)	Safran S.A. (2)	Zodiac Aerospace S.A.	26.9x/9.8x (3)
October 2016	Rockwell Collins, Inc.	B/E Aerospace, Inc.	13.6x
August 2015	Berkshire Hathaway Inc.	Precision Castparts Corp.	12.3x
July 2015	Lockheed Martin Corporation	Sikorsky Aircraft Corporation	11.1x (4)
February 2015	Harris Corporation	Exelis Inc.	9.2x (5)
December 2012	General Electric Company (6)	Avio S.p.A. (aviation business) (Cinven & Finmeccanica)	8.5x
September 2011	United Technologies Corporation	Goodrich Corporation	12.9x
January 2007	General Electric Company	Smiths Aerospace	11.3x (7)

(1)	Reflects revised offer date of May 2017; original offer was made in January 2017.
(2)	Non-US transactions converted to USD at respective spot rates on day of announcement.
(3)

9.8x multiple reflects an estimated, normalized Zodiac LTM EBITDA based on disclosed EBIT multiple and transaction value plus LTM Depreciation and Amortization based on annual and half-year publicly-filed financial reports, which was used in lieu of the unadjusted 26.9x multiple because the unadjusted multiple was not comparable for valuation purposes.

(4)	Including estimated tax benefits from making an IRC Section 338(h)(10) election to apply to the transaction, implies a transaction multiple of approximately 8.7x.
(5)	Multiple of 8.0x based on EBITDA adjusted for purchase accounting reset of its net actuarial pension losses to zero.
(6)	Non-US transactions converted to USD at respective spot rates on day of announcement.
(7)	Based on LTM EBIT plus D&A per annual filing.

For each of the selected transactions, Citigroup calculated and compared FV as a multiple of the target’s EBITDA for the last 12 months (which is referred to as LTM) as most recently disclosed at the time of the announcement of the transaction (which we refer to as the FV/LTM EBITDA Multiple). While none of the companies that participated in the selected transactions are directly comparable to Rockwell Collins (with the exception of Rockwell Collins itself), these transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Rockwell Collins based on business sector participation, operational characteristics and financial metrics. Citigroup identified an illustrative range of FV/LTM EBITDA Multiples of 8.5x–13.6x. Citigroup then multiplied this illustrative range of FV/LTM EBITDA Multiples by Rockwell Collins’ projected EBITDA for the 12 months ended September 30, 2017 (based upon current GAAP revenue recognition standards of Rockwell Collins, as described in “—Certain Rockwell Collins Unaudited Prospective Financial Information”) as provided to Citigroup by the management of Rockwell Collins, which resulted in an illustrative range of implied values of $61.50 to $123.50 per share of Rockwell Collins common stock (rounded to the nearest $0.50).

Discounted Cash Flow Analysis.

Citigroup conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Rockwell Collins common stock. Citigroup calculated the unlevered free cash flows that Rockwell Collins is expected to generate (1) during fiscal years 2018 through 2022 based upon Rockwell Collins’ management forecast and (2) during fiscal years 2023 through 2027 based upon extrapolations from Rockwell Collins’ management forecast by Rockwell Collins’ management. As described in “—Certain Rockwell Collins Unaudited Prospective Financial Information,” the management forecast used by Citigroup for purpose of its discounted cash flow analysis was the forecast giving effect to the Financial Accounting Standards Board’s new revenue recognition standards. Citigroup also calculated a range of terminal values for Rockwell Collins at the end of the projection period by applying terminal growth rates, based on direction from Rockwell Collins management, ranging from 2.2% to 3.2% to the terminal year estimate of unlevered free cash flow excluding pension contributions, to which a 0% terminal growth rate was applied per Rockwell Collins’ management instruction. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.4% to 8.7%, which range was chosen by Citigroup based upon an analysis of the weighted average cost of capital of Rockwell Collins, taking into account macro-economic assumptions, estimates of risk, Rockwell Collins’ capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Rockwell Collins’ net debt and noncontrolling interest and divided by the fully diluted shares outstanding of Rockwell Collins. The discounted cash flow analysis indicated an implied per share equity value range for Rockwell Collins common stock, rounded to the nearest $0.50, of $103.50 to $165.00.

Other Information.

Citigroup noted that the historical stock trading, equity research analyst price targets and implied premia paid analyses are not valuation methodologies and were presented for reference only.

Historical Stock Trading

Citigroup reviewed the historical share prices of Rockwell Collins common stock for the 52-week period ended August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017). Citigroup noted that the low and high closing share prices during this period were $79.21 and $113.73 per share of Rockwell Collins common stock, respectively.

Equity Research Analyst Price Targets

Citigroup reviewed the most recent publicly available research analysts’ one-year forward price targets for Rockwell Collins common stock prepared and published by selected research analysts. Citigroup noted that the range of such price targets as of August 2, 2017 (the last market close prior to abnormal trading in Rockwell Collins common stock on August 3, 2017) was $96.00 to $137.00 per share of Rockwell Collins common stock. Citigroup also noted that the range of such price targets, discounted one year at a 9.5% cost of equity, was $87.50 to $125.00, rounded to the nearest $0.50.

Implied Premia Paid

For the years 2008 through 2017 (as of September 1, 2017), Citigroup calculated, using publicly available information, the first quartile, median and third quartile one-day, one-month and 52-week high unaffected stock price premia paid for types of acquisition transactions with enterprise values above $10 billion that Citigroup deemed appropriate in its professional judgment. The analysis indicated a first quartile, median and third quartile one-day, one-month and 52-week high unaffected stock premia of 24%–39%, 25%–47% and 3%–25%, respectively. Citigroup then calculated an illustrative range of prices per share of Rockwell Collins common stock of $139.50–$156.00, $132.00–$155.00 and $117.00–$142.00, respectively (in each case, rounded to the nearest $0.50).

As described above, Citigroup’s opinion to the Rockwell Collins Board was one of many factors taken into consideration by the Rockwell Collins Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Citigroup in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion attached as Annex C.

Under the terms of Citigroup’s engagement, Rockwell Collins has agreed to pay Citigroup, for its financial advisory services in connection with the merger, an aggregate fee of approximately $60 million, $8 million of which became payable upon the public announcement by Rockwell Collins of the merger and the balance of which is payable upon completion of the merger. Subject to certain limitations, Rockwell Collins also has agreed to reimburse Citigroup, subject to certain conditions, for travel and other deal-related expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against certain liabilities arising out of its engagement.

Citigroup and its affiliates in the past have provided, and currently provide, services to Rockwell Collins unrelated to the merger, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to September 4, 2017, having acted in March 2017 as joint bookrunner in connection with the issuance of $300,000,000 1.950% Notes due 2019, $1,100,000,000 2.800% Notes due 2022, $950,000,000 3.200% Notes due 2024, $1,300,000,000 3.500% Notes due 2027 and $1,000,000,000 4.350% Notes due 2047; having acted in December 2016 as joint bookrunner on a $1.5 billion term loan facility; having acted in December 2016 as joint bookrunner on a $1.5 billion revolving credit agreement; and having acted in February 2016 as joint bookrunner on a $200 million revolving credit agreement. In addition, Citigroup and its affiliates in the past have provided, and currently provide, services to UTC and certain of its affiliates, unrelated to the merger, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to September 4, 2017, having acted in May 2017 as joint bookrunner in connection with the issuance of $1,000,000,000 1.900% Notes due 2020, $500,000,000 2.300% Notes due 2022, $800,000,000 2.800% Notes due 2024, $1,100,000,000 3.125% Notes due 2027 and $600,000,000 4.050% Notes due 2047; having acted in October 2016 as joint bookrunner in connection with the issuance of $650,000,000 1.500% Notes due 2019, $750,000,000 1.950% Notes due 2021, $1,150,000,000 2.650% Notes due 2026, $1,100,000,000 3.750% Notes due 2046 and $350,000,000 Floating Rate Notes due 2019; having acted in August 2016 as joint bookrunner on a $2.2 billion revolving credit facility; and having acted in February 2016 as joint bookrunner in connection with the issuance of €950,000,000 1.125% Notes due 2021, €500,000,000 1.875% Notes due 2026 and €750,000,000 Floating Rate Notes due 2018. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Rockwell Collins and UTC for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. As of August 31, 2017, Citigroup and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of Rockwell Collins and UTC. In addition, Citigroup and its affiliates may maintain relationships with Rockwell Collins, UTC and their respective affiliates. During the two-year period ended August 31, 2017, Citigroup and its affiliates have received compensation of approximately $7.6 million from Rockwell Collins and its affiliates and approximately $4.5 million from UTC and its affiliates.

The Rockwell Collins Board selected Citigroup to act as one of its financial advisors in connection with the merger based on Citigroup’s reputation and experience. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Certain Rockwell Collins Unaudited Prospective Financial Information

Rockwell Collins does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. Rockwell Collins avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates.

In connection with a possible transaction, certain non-public, unaudited prospective financial information regarding Rockwell Collins’ anticipated results of operations for fiscal years 2018 through 2022 was provided to the Rockwell Collins Board, Rockwell Collins’ financial advisors, J.P. Morgan and Citigroup, and to UTC. This unaudited prospective financial information is referred to as the forecasts.

UTC did not furnish Rockwell Collins with any internally generated non-public prospective financial information regarding UTC. For purposes of Rockwell Collins’ due diligence review of UTC, UTC directed Rockwell Collins to use certain Wall Street equity analyst projections for 2018 and 2019 and UTC’s own publicly available guidance for 2017 and 2020 for information on UTC’s expected future financial results. For its due diligence review, Rockwell Collins used the expected future financial results reflected in those analyst projections and guidance and other publicly available information.

The forecasts were prepared by Rockwell Collins senior management and are based on numerous estimates and assumptions. The 2018 amounts resulted from Rockwell Collins’ annual operating plan process and reflect a detailed forecast primarily driven by Rockwell Collins’ original equipment manufacturer production rate projections and other market insights into expected revenues, as well as anticipated product line margins and discretionary spending. The 2019 to 2022 amounts resulted from Rockwell Collins’ annual strategic and financial planning process and reflect more general market-level forecasts primarily driven by original equipment manufacturer rate projections and other market growth-rate projections, as well as anticipated portfolio margins and discretionary spending. The underlying assumptions used in the strategic and financial planning process were generally based on information and market factors known to management as of August 2017.

The forecasted financial information contained in this section “—Certain Rockwell Collins Unaudited Prospective Financial Information” was not prepared for public disclosure. The inclusion of this information in this proxy statement/prospectus does not constitute an admission or representation by Rockwell Collins that the information is material. You should note that this forecasted financial information constitutes forward-looking statements. See “Cautionary Note Regarding Forward Looking Statements” beginning on page 36.

The summary of the forecasts is being included in this proxy statement/prospectus to give Rockwell Collins shareowners access to non-public information that was provided to the Rockwell Collins Board, Rockwell Collins’ financial advisors, J.P. Morgan and Citigroup, and UTC in the course of evaluating the merger.

Rockwell Collins uses certain financial measures in the forecasts that are not in accordance with GAAP as supplemental measures to evaluate its operational performance. While Rockwell Collins believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Rockwell Collins’ competitors and may not be directly comparable to similarly titled measures of Rockwell Collins’ competitors due to potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the forecasts:

	Fiscal Year(1) (in millions, except per share data)(2)
	2018	2019	2020	2021	2022
Revenue	$8,565	$9,072	$9,529	$10,043	$10,544
Net Income	$1,050	$1,266	$1,420	$1,537	$1,647
EBITDA	$2,036	$2,290	$2,498	$2,664	$2,836
EBIT	$1,620	$1,867	$2,046	$2,191	$2,325
Free Cash Flow	$1,042	$1,254	$1,428	$1,578	$1,722
Earnings per share	$6.38	$7.70	$8.71	$9.56	$10.41

(1)	Rockwell Collins’ fiscal year end is the Friday closest to September 30.
(2)	Forecasts exclude certain one-time acquisition costs associated with the acquisition of B/E Aerospace by Rockwell Collins.

The forecasts summarized above give effect to the Financial Accounting Standards Board’s new revenue recognition standards, which will be effective for Rockwell Collins beginning in 2019 (with early adoption permitted, but not earlier than 2018). The forecasts Rockwell Collins made available to the Rockwell Collins Board, Rockwell Collins’ financial advisors, J.P. Morgan and Citigroup, and UTC also included forecasts for certain metrics under Rockwell Collins’ current revenue recognition standards. The following is a summary of those forecasts.

	Fiscal Year(1) (in millions, except per share data)(2)
	2018	2019	2020	2021	2022
Revenue	$8,699	$9,145	$9,554	$10,030	$10,559
Net Income	$1,065	$1,204	$1,322	$1,434	$1,564
Free Cash Flow	$1,042	$1,254	$1,428	$1,578	$1,722
Earnings per share	$6.47	$7.32	$8.11	$8.92	$9.88

(1)	Rockwell Collins’ fiscal year end is the Friday closest to September 30.
(2)	Forecasts exclude certain one-time acquisition costs associated with the acquisition of B/E Aerospace by Rockwell Collins.

In addition, Rockwell Collins provided LTM 2017 (period ending September 30, 2017) and 2018 (period ending September 30, 2018) EBITDA estimates ($2,002 and $2,151, respectively, in millions) to the Rockwell Collins Board, Rockwell Collins’ financial advisors, J.P. Morgan and Citigroup, based upon Rockwell Collins’ current revenue recognition standards. The LTM 2017 estimate was on a pro forma basis assuming a full year contribution from B/E Aerospace and assumed annualized synergies recognized since the closing of the acquisition of B/E Aerospace by Rockwell Collins. For purposes of J.P. Morgan and Citigroup’s analyses described in “—Opinion of J.P. Morgan” and “—Opinion of Citigroup Global Markets Inc.,” the forecasts giving effect to the Financial Accounting Standards Board’s new revenue recognition standards were used for the applicable discounted cash flow analyses, and the forecasts using Rockwell Collins’ current revenue recognition standards were used for the public trading multiples and transaction multiples analysis of J.P. Morgan and for the selected public companies and selected precedent transactions analysis of Citigroup.

In addition, the following table shows the estimated amounts of unlevered free cash flow of Rockwell Collins, which Rockwell Collins management directed J.P. Morgan and Citigroup to use in connection with their analyses described in “—Opinion of J.P. Morgan” and “—Opinion of Citigroup Global Markets Inc.,” respectively. The information for the fiscal years 2018 through 2022 was calculated using the forecasts, and the information for the fiscal years 2023 through 2027 was calculated from an extrapolation based on the forecasts. These calculations were not included in the forecasts provided to UTC.

	Fiscal Year(1) (in millions of U.S. dollars)(2)
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Revenue	8,565	9,072	9,529	10,043	10,544	11,022	11,471	11,885	12,261	12,592
EBITDA	2,036	2,290	2,498	2,664	2,836	2,964	3,085	3,197	3,298	3,387
EBIT	1,620	1,867	2,046	2,191	2,325	2,457	2,586	2,708	2,824	2,931
Taxes	(388)	(408)	(419)	(413)	(457)	(483)	(508)	(532)	(555)	(576)
EBIAT	1,232	1,459	1,627	1,778	1,868	1,974	2,077	2,176	2,269	2,355
Plus: Depreciation & Amortization	416	423	452	473	511	507	500	488	474	456
Less: Capital Expenditures	(328)	(340)	(354)	(386)	(389)	(407)	(423)	(439)	(453)	(465)
Less: Changes in Net Working Capital, Other operating adjustments and Pension contributions	(217)	(224)	(241)	(230)	(209)	(204)	(197)	(190)	(182)	(172)
Unlevered Free Cash Flow	1,103	1,318	1,485	1,635	1,781	1,871	1,956	2,036	2,109	2,174

(1)	Rockwell Collins’ fiscal year end is the Friday closest to September 30.
(2)	The information in this table gives effect to the Financial Accounting Standards Board’s new revenue recognition standards, which will be effective for Rockwell Collins beginning in 2019 (with early adoption permitted, but not earlier than 2018).

EBIT is defined as earnings before interest and income taxes. For purposes of the forecasts, EBIT is the same as operating earnings.

EBITDA is defined as earnings before interest, tax, depreciation and amortization.

EBIAT is defined as earnings before interest and after taxes.

Free cash flow is defined as net cash flow from operations minus capital expenditures.

Unlevered free cash flow is defined as EBIAT plus depreciation and amortization, less capital expenditures and less changes in net working capital, other operating adjustments and pension contributions.

Each of the foregoing metrics (EBIT, EBITDA, EBIAT, free cash flow and unlevered free cash flow) is a non-GAAP financial measure and none of these metrics should be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

Important Information About Unaudited Prospective Financial Information

The prospective financial information contained in this section “—Certain Rockwell Collins Unaudited Prospective Financial Information,” which is referred to as the prospective financial information, constitutes forward-looking information. While the prospective financial information was prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding actual future events. The estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the sections of this proxy statement/prospectus entitled “Risk Factors” beginning on page 38 and “Cautionary Note Regarding Forward Looking Statements” beginning on page 36, all of which are difficult to predict and many of which are beyond the control of Rockwell Collins. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the prospective financial information, whether or not the merger is completed. As a result, the prospective financial information cannot be considered predictive of actual future operating results, nor should it be construed as financial guidance, and this information should not be relied on as such.

Except as described above, the prospective financial information was prepared solely for internal use by Rockwell Collins or its financial advisors. The prospective financial information is the responsibility of the management of Rockwell Collins, and was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP. The inclusion of the prospective financial information in this proxy statement/prospectus is not an admission or representation by Rockwell Collins that such information is material or that the results contained in such information will be achieved. The prospective financial information does not reflect any impact of the merger or the other transactions contemplated by the merger agreement.

No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information or its achievability. The reports of the independent registered public accounting firm incorporated by reference into this proxy statement/prospectus relate to the historical financial information of Rockwell Collins and B/E Aerospace. Such reports do not extend to the prospective financial information and should not be read to do so. The independent registered public accounting firm disclaims any association with the prospective financial information. By including in this proxy statement/prospectus the prospective financial information, neither UTC, Rockwell Collins nor any of their advisors or other representatives, including J.P. Morgan and Citigroup, has made or makes any representation to any person regarding the ultimate performance of Rockwell Collins in the future compared to such information contained herein. Such information covers multiple years and such information by its nature becomes less predictive and subject to greater uncertainty with each succeeding year.

The prospective financial information is not included in this proxy statement/prospectus in order to induce any Rockwell Collins shareowner to vote in favor of the merger proposal or any of the other proposals to be voted on at the special meeting or to influence any shareowner to make any investment decision with respect to the merger.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, UTC, ROCKWELL COLLINS AND THEIR RESPECTIVE ADVISORS DO NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing and the uncertainties inherent in the prospective financial information, shareowners of Rockwell Collins are cautioned not to place undue, if any, reliance on such information.

Interests of Directors and Executive Officers of Rockwell Collins in the Merger

In considering the recommendation of the Rockwell Collins Board that shareowners vote “FOR” the merger proposal, shareowners should be aware that Rockwell Collins’ directors and executive officers have interests in the merger that may be different from, or in addition to, those of Rockwell Collins shareowners generally. The Rockwell Collins Board was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that the shareowners adopt the merger agreement and approve the merger.

The following discussion sets forth certain of these interests in the merger of each person who has served as a non-employee director or executive officer of Rockwell Collins since October 1, 2015. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Treatment of RSU Awards

As of September 1, 2017 the last practicable date before the filing of this proxy statement/prospectus, non-employee directors and executive officers of Rockwell Collins held an aggregate of 424,485 RSU awards (assuming achievement of the applicable performance metrics at target levels).

Upon completion of the merger, each then-outstanding RSU award that was granted (i) prior to September 4, 2017 or (ii) to a non-employee director of Rockwell Collins will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of common stock subject to such RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award), less applicable tax withholdings. Pursuant to the merger agreement, after September 4, 2017, Rockwell Collins is permitted to continue to provide annual director compensation, including stock based compensation, in the ordinary course of business consistent with past practice. Upon the completion of the merger, all RSU awards then held by our non-employee directors, including RSU awards granted after September 4, 2017, will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of common stock subject to such RSU awards.

In addition, pursuant to the merger agreement, after September 4, 2017, Rockwell Collins is permitted to grant certain annual equity awards to employees of Rockwell Collins, including the executive officers of Rockwell Collins. For additional information with respect to RSU awards that may be granted to the executive officers of Rockwell Collins pursuant to the merger agreement after September 4, 2017, please see “—Equity Grants During the Interim Period Prior to Completion of the Merger” beginning on page 84. Upon completion of the merger, each RSU award granted after September 4, 2017 will be assumed by UTC and converted into a time-based restricted stock unit award of UTC covering the number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (a) the number of shares of Rockwell Collins common stock subject to the RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award) by (b) the equity award exchange ratio. Each restricted stock unit award of UTC received in such conversion will be subject to the vesting schedule applicable to the corresponding RSU award and will be settled as provided in the award agreement applicable to corresponding RSU award, subject only to the continued service of the grantee with UTC or the surviving corporation through each applicable vesting date (except in the event of an earlier qualifying termination of service), but will not be subject to any performance conditions following the completion of the merger.

Assuming for this purpose that the completion of the merger occurred on September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, the following table provides information regarding the aggregate number of shares of common stock subject to outstanding RSU awards held by the non-employee directors and executive officers of Rockwell Collins as of such date that will become fully vested and canceled in exchange for the right to receive the merger consideration upon completion of the merger.

Name	Number of Shares Underlying Rockwell Collins RSU Awards(1)	Estimated Value of Rockwell Collins RSU Awards(2)
Non-Employee Directors
Anthony J. Carbone	44,000	$5,760,920
Chris A. Davis	43,965	$5,756,337
Ralph E. Eberhart	20,559	$2,691,790
John A. Edwardson	15,054	$1,971,020
Richard G. Hamermesh	2,042	$267,359
David Lilley	34,017	$4,453,846
Andrew J. Policano	25,265	$3,307,946
Cheryl L. Shavers	22,002	$2,880,722
Jeffrey L. Turner	11,819	$1,547,462
John T. Whates	2,042	$267,359
Named Executive Officers
Robert K. Ortberg	85,013	$11,130,752
Patrick E. Allen	17,939	$2,348,753
Kent L. Statler	19,113	$2,502,465
Philip J. Jasper	17,376	$2,275,040
Robert J. Perna	10,844	$1,419,805
10 Other Executive Officers	53,435	$6,996,245

(1)	Amounts shown in this column represent shares underlying time and performance-based RSU awards granted to the non-employee directors and executive officers of Rockwell Collins prior to September 4, 2017. For each such RSU award subject to performance vesting conditions, the amounts included in this column represent target number of shares subject to such award. Amounts shown in this column do not include shares underlying any time and performance-based RSU awards that may be granted pursuant to the merger agreement to the non-employee directors and executive officers of Rockwell Collins after September 4, 2017.
(2)	For purposes of calculating these estimated values, the value of each share of common stock subject to an RSU award is assumed to be equal to $130.93, which was Rockwell Collins’ average per share closing market price over the first five business days following the first public announcement of the merger on September 4, 2017.

Treatment of Stock Options

As of September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, executive officers of Rockwell Collins held an aggregate of 676,379 unvested stock options. Upon completion of the merger, each then-outstanding stock option will be canceled in exchange for the right to receive the merger consideration in respect of each net option share subject to such stock option, less applicable tax withholdings. The number of net option shares is calculated by subtracting from the total number of shares of Rockwell Collins common stock subject to such stock option a number of shares of Rockwell Collins common stock with a value equal to the aggregate applicable exercise price.

Assuming for this purpose that the completion of the merger occurred on September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, the following table provides information regarding the aggregate number of shares of common stock subject to outstanding unvested stock options held by the executive officers of Rockwell Collins as of such date that will be canceled in exchange for the right to receive the merger consideration upon completion of the merger.

Name	Number of Shares Underlying Unvested Stock Options	Estimated Value of Unvested Stock Options(1)
Named Executive Officers
Robert K. Ortberg	283,467	$12,343,925
Patrick E. Allen	59,434	$2,588,992
Kent L. Statler	62,134	$2,710,827
Philip J. Jasper	56,534	$2,466,554
Robert J. Perna	36,334	$1,581,618
10 Other Executive Officers	178,476	$7,753,225

(1)	For purposes of calculating these estimated values, the value of each stock option is assumed to be equal to the number of shares of Rockwell Collins common stock subject to each stock option multiplied by the excess of $130.93, which was Rockwell Collins’ average per share closing market price over the first five business days following the first public announcement of the merger on September 4, 2017, over the applicable exercise price of such stock option.

Treatment of DSU Awards

As of September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, executive officers of Rockwell Collins held an aggregate of 23,267 DSU awards. Each executive officer is fully vested in his or her DSU awards.

Upon completion of the merger, each then-outstanding DSU award that is payable in cash by its terms upon the completion of the merger will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of the value of the merger consideration and the number of shares of common stock relating to such DSU award, less applicable tax withholding. For this purpose, the value of the portion of the merger consideration that consists of shares of UTC common stock will be equal to the product of the number of such shares of UTC common stock and the UTC stock price. In addition, upon completion of the merger, each then-outstanding DSU award that is payable in shares of common stock by its terms upon the completion of the merger will be canceled in exchange for the right to receive the merger consideration in respect of each share of common stock relating to such DSU award, less applicable tax withholding. In addition, upon completion of the merger, each then-outstanding DSU award that is not payable by its terms upon completion of the merger will be assumed by UTC and converted into a deferred stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (i) the number of shares of Rockwell Collins common stock subject to the DSU award by (ii) the equity award exchange ratio. Each deferred stock unit award of UTC received in such conversion will be settled in cash or shares of UTC common stock as provided in the applicable plan document on the date or dates provided under the applicable election.

Treatment of Restricted Stock Awards

As of September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, non-employee directors of Rockwell Collins held an aggregate of 23,029 restricted stock awards. As of the completion of the merger, each then-outstanding restricted stock award will become fully vested and will be canceled and converted into the right to receive the merger consideration in respect of each share of common stock subject to such restricted stock award, i.e., treating such shares in the same manner as all other outstanding shares of common stock (other than excluded shares) for such purposes.

Assuming for this purpose that the completion of the merger occurred on October 2, 2017, the last practicable date before the filing of this proxy statement/prospectus, the following table provides information regarding the aggregate number of shares of common stock subject to outstanding restricted stock awards held by the non-employee directors of Rockwell Collins as of such date that will become fully vested and canceled in exchange for the right to receive the merger consideration upon completion of the merger.

Name	Number of Restricted Stock Awards	Estimated Value of Restricted Stock Awards(1)
Non-Employee Directors
Anthony J. Carbone	11,984	$	1,569,065
Chris A. Davis	6,413	$	839,654
Ralph E. Eberhart	—	$	0
John A. Edwardson	—	$	0
Richard G. Hamermesh	—	$	0
David Lilley	—	$	0
Andrew J. Policano	—	$	0
Cheryl L. Shavers	4,632	$	606,468
Jeffrey L. Turner	—	$	0
John T. Whates	—	$	0

(1)	For purposes of calculating these estimated values, the value of each share of Rockwell Collins common stock subject to a restricted stock award is assumed to be equal to $130.93, which was Rockwell Collins’ average per share closing market price over the first five business days following the first public announcement of the merger on September 4, 2017.

Equity Grants During the Interim Period Prior to Completion of the Merger

Annual Equity Grants in November 2017

Pursuant to the merger agreement, Rockwell Collins may grant annual equity awards in November 2017 to employees of Rockwell Collins, including the executive officers of Rockwell Collins. The equity awards that may be granted to the executive officers of Rockwell Collins will be made in the form of performance-based Company RSU awards providing for vesting that is not more favorable than three year cliff vesting and time-based RSU awards providing for vesting that is not more favorable than annual installment vesting over three years. Each RSU award will provide for immediate accelerated vesting and settlement upon a termination of employment without “cause” or for “good reason” following a change of control (including the completion of the merger). For the executive officers, “cause” and “good reason” will have the same meanings as those set forth in the award agreements for performance-based Rockwell Collins RSUs awards granted to executive officers in November 2016.

Potential Additional Annual Equity Grants

If the completion of the merger occurs on or after November 1, 2018 and prior to February 1, 2019, then on the later of the first business day in January 2019 and the 10th business day following the completion of the merger, UTC will grant equity awards in respect of shares of UTC common stock to employees who received ordinary course RSU awards in November 2017, including the executive officers of Rockwell Collins, on terms and conditions generally consistent with the UTC equity compensation program for grants made by UTC in the first quarter of 2019. However, if the completion of the merger occurs on or after February 1, 2019, Rockwell Collins may grant annual equity awards on the same terms as those that applied to the ordinary course November 2017 RSU awards described above. For executive officers, the grant date fair value of such RSU awards may generally not exceed the grant date fair value of his or her November 2017 RSU award.

Consideration Payable for Shares of Rockwell Collins Common Stock and Vested Equity Awards Converted Pursuant to the Merger Agreement

As of September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, the directors and executive officers of Rockwell Collins beneficially owned, in the aggregate, 1,930,859 shares of Rockwell Collins common stock (or approximately 1.1% of the outstanding shares as of such date), which includes shares underlying vested stock options and DSU awards, but does not include shares underlying outstanding restricted stock awards, unvested RSU awards and unvested stock options. Each share of Rockwell Collins common stock issued and outstanding immediately prior to the completion of the merger (other than excluded shares) will be converted into the right to receive the merger consideration. Rockwell Collins vested stock options and DSU awards will generally be converted into the right to receive the merger consideration, in each case, in accordance with the terms and conditions of the merger agreement as described above. For additional information with respect to the shares of Rockwell Collins common stock beneficially owned by the directors and executive officers of Rockwell Collins, please see the Beneficial Ownership Table on page 147.

Potential Severance Payments Upon a Qualifying Termination Following Completion of the Merger

Rockwell Collins has entered into change of control agreements with each of its executive officers, referred to as the change of control agreements. Each change of control agreement is automatically renewed each year with a one year term unless 60-days advance notice of non-renewal is given prior to the renewal date. Each change of control agreement provides for the continued employment of the executive officer for two years after the change of control generally on terms and conditions no less favorable than those in effect before the change of control. The completion of the merger will constitute a change of control for purposes of the change of control agreements. Each change of control agreement provides that upon a termination of the executive officer’s employment by Rockwell Collins other than for “cause” or by the executive officer for “good reason,” each as defined in the change of control agreements, within 2 years following a change of control, the executive officer will be entitled to receive the following payments in a cash lump sum:

•	an amount equal to the product of (i) the executive officer’s average annual bonus percentage payout for the last three full fiscal years prior to the change of control and (ii) the executive officer’s annual base salary, such product referred to as the average annual bonus, multiplied by a fraction, the numerator of which is the number of days in current fiscal year though the termination date, and the denominator of which is 365;

•	an amount equal to the product of 3 times (for Messrs. Ortberg, Allen and Statler and 3 other executive officers who are not named executive officers and were appointed prior to April 2012, and 2 times for Messrs. Jasper and Perna and the 7 remaining executive officers who are not named executive officers who were hired after April 2012) the sum of (a) the executive officer’s annual base salary and (b) the executive officer’s average annual bonus;

•	an amount equal to the equivalent of the benefit under the Rockwell Collins’ qualified defined contribution retirement plan and any excess or non-qualified retirement savings plans in which the executive officer participates which the executive officer would receive if the executive officer’s employment continued for the number of years equal to the executive officer’s severance multiple after the termination date; and

•	an amount equal to the total projected cost to Rockwell Collins of providing welfare benefits that would otherwise have been provided had the executive officer’s employment continued for the number of years equal to the executive officer’s severance multiple after the termination date, after gross up for all applicable income and payroll taxes to the extent the underlying benefits would have otherwise been tax-free.

In addition, each executive officer is entitled to receive reimbursement for reasonable outplacement services as incurred, the scope and provider of which will be selected by the executive officer.

Each change of control agreement provides that if any payment under the change of control agreement would be subject to the excise tax imposed by Section 280G of the Code, then the executive officer may elect to reduce the payments by an amount that would reduce or eliminate such excise tax. The change of control agreements do not provide for excise tax gross-ups.

The following table provides information for the executive officers of Rockwell Collins, assuming for this purpose that the completion of the merger and the executive officer’s termination date occurred on September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, regarding the value of certain severance payments and benefits that would be payable to the executive officers upon a termination of employment by Rockwell Collins without cause or by the executive officer for good reason within 2 years following the completion of the merger.

Name	Pro-Rated Bonus(1)	Cash Severance	Retirement Benefit	Welfare Benefit	Out-placement Services(2)	Total
Named Executive Officers
Robert K. Ortberg	$1,112,865	$6,697,575	$566,100	$73,501	$50,000	$8,500,041
Patrick E. Allen	$437,115	$3,399,509	$305,463	$73,501	$50,000	$4,265,588
Kent L. Statler	$457,498	$3,448,646	$308,612	$73,501	$50,000	$4,338,257
Philip J. Jasper	$382,543	$1,929,291	$173,119	$47,473	$50,000	$2,582,426
Robert J. Perna	$263,991	$1,490,801	$98,649	$47,473	$50,000	$1,950,914
10 Other Executive Officers	$2,617,007	$16,222,732	$1,113,823	$706,018	$50,000	$20,709,139

(1)	Assuming that the executive officer’s termination date occurs on the date of the completion of the merger, the executive officer may waive his or her entitlement to receive this payment in exchange for the right to receive the pro-rated bonus contemplated by the merger agreement, as described in the section entitled “—Payment of Pro-Rata Bonuses Upon Completion of the Merger” beginning on page 86.
(2)	These amounts were estimated at $50,000 for each executive officer. The actual cost of outplacement assistance could vary.

Payment of Pro-Rata Bonuses Upon Completion of the Merger

Pursuant to the merger agreement, immediately prior to the completion of the merger, Rockwell Collins may pay annual incentive bonuses at target levels to employees, including the executive officers of Rockwell Collins, prorated for the number of days in the fiscal year in which the completion of the merger occurs through the date of the such completion, provided that no executive officer may receive a prorated bonus upon a termination of employment under his or her change of control agreement for the same period of time with respect to which he or she received a pro-rata bonus upon the completion of the merger, and each executive officer must execute a waiver to this effect as a condition to receiving the pro-rata bonus upon the completion of the merger.

The following table provides information for the executive officers of Rockwell Collins, assuming for this purpose that the completion of the merger occurred on September 1, 2017, the last practicable date before the filing of this proxy statement/prospectus, regarding the value of pro-rata bonus payments that would be payable to each executive officer upon the completion of the merger.

Name	Pro-Rated Bonus
Named Executive Officers
Robert K. Ortberg	$1,170,205
Patrick E. Allen	$452,188
Kent L. Statler	$478,054
Philip J. Jasper	$402,253
Robert J. Perna	$273,094
10 Other Executive Officers	$2,455,823

Retention Bonus Program

Two executive officers who are not named executive officers have been granted retention bonus awards equal to $285,000 and $280,000, respectively. Each retention bonus award will vest and be paid in two equal installments on the date of the completion of the merger and the date that is 12 months following the date of the completion of the merger. Each retention bonus award will be subject to the recipient’s continued employment on each vesting date, subject to accelerated vesting and payment upon an earlier termination of employment after the date of the completion of the merger without “cause” or for “good reason,” in each case as defined in the retention bonus award letter, or due to death or disability.

Payout of Deferred Compensation Amounts Upon Completion of the Merger

Pursuant to the terms of certain Rockwell Collins nonqualified deferred compensation plans, certain executive officers of Rockwell Collins will receive payouts of their interests in such plans upon the completion of the merger. Each executive officer is fully vested in his or her interests in such plans.

In addition, upon a change of control, certain participants in the Rockwell Collins 2005 Non-Qualified Pension Plan, including certain executive officers of Rockwell Collins, who have attained age 50 but not age 55 at the time of a change of control are eligible to receive an additional early retirement subsidy payable under the Rockwell Collins 2005 Non-Qualified Pension Plan. Assuming for this purpose that the completion of the merger occurred on September 1, 2017, this value is estimated to be $28,000 for Mr. Allen, $39,000 for Mr. Statler and $6,000 in the aggregate for 2 other executive officers who are not named executive officers.

Benefits Continuation Pursuant to the Merger Agreement

Pursuant to the merger agreement, for the 12-month period following the completion of the merger, UTC must provide employees who are actively employed by (or on a legally protected or approved leave of absence from) Rockwell Collins immediately prior to the completion of the merger, for so long as such employees remain employed by UTC during such 12-month period, with compensation (including salary or base rate of compensation, annual cash bonus opportunities, commissions and severance) and benefits that are substantially comparable in value, in the aggregate, to the compensation (excluding any retention, change of control, transaction or similar bonuses) and benefits (excluding any defined benefit pension plan but including any retiree medical and life insurance benefits) being provided by Rockwell Collins immediately prior to the completion of the merger, except that, effective on or after January 1, 2019, UTC may modify the compensation and benefits provided to employees who were employees of B/E Aerospace, Inc. and its subsidiaries as of April 13, 2017, referred to as legacy B/E Aerospace employees, to make the compensation and benefits provided to such legacy B/E Aerospace employees substantially comparable in value, in the aggregate, to those provided to other similarly situated employees of Rockwell Collins and its subsidiaries (other than such legacy B/E Aerospace employees) immediately prior to the completion of the merger.

Restrictive Covenant Agreements

Executive officers of Rockwell Collins are subject to certain restrictive covenants with Rockwell Collins that apply upon termination of employment, including confidentiality restrictions, mutual arbitration agreements and non-competition covenants and employee non-solicitation covenants. An executive officer could lose all outstanding long-term incentives and/or be required to refund various long-term incentive benefits realized in the prior two-year period for breaching these non-compete or non-solicitation restrictions. However, the terms of such restrictive covenant agreements will terminate upon the occurrence of a change of control and, thus, will cease to be effective upon the completion of the merger.

New Employment and Compensation Arrangements with UTC

Mr. Ortberg has been designated the chief executive officer of the combined aerospace systems business of UTC and Rockwell Collins following completion of the merger. Certain other executive officers of Rockwell

Collins may become officers or employees or otherwise be retained to provide services to UTC or the surviving corporation.

Any executive officers who become officers or employees or who otherwise are retained to provide services to UTC or the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by UTC or the surviving corporation. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between such persons and UTC or the surviving corporation have been established.

Indemnification and Insurance

The merger agreement provides that, for six years following the completion of the merger, UTC or the surviving corporation will provide current and former directors and officers of Rockwell Collins with exculpation, indemnification and advancement of expenses no less favorable than currently provided by equivalent provisions of the Rockwell Collins’ certificate of incorporation and Rockwell Collins’ by-laws as in effect immediately prior to the completion of the merger. In addition, prior to the merger, Rockwell Collins or UTC will cause the surviving corporation as of or after the completion of the merger, to purchase a six-year prepaid policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Rockwell Collins’ existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger, including in connection with the merger agreement and the transactions contemplated thereby (provided that UTC will not pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by Rockwell Collins prior to the date of the merger agreement in respect of such policy).

Quantification of Potential Payments

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the named executive officers, which are referred to as NEOs, of Rockwell Collins that: (i) is based on or otherwise becomes payable immediately prior to, or upon the completion of, the merger, assuming for this purpose that the completion of the merger occurred on October 2, 2017, the last practicable date before the filing of this proxy statement/prospectus, (ii) becomes payable upon the termination of employment of such NEO assuming that such termination is a qualifying termination and occurs immediately after the completion of the merger, as well as additional amounts payable in connection with the termination or (iii) otherwise relates to the merger. The following table does not include any amount that would be payable upon any termination of service that is not in connection with the merger.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Total
Robert K. Ortberg	$7,867,780	$23,474,677	$566,100	$226,501	$32,135,058
Patrick E. Allen	$3,851,697	$4,937,745	$333,463	$172,038	$9,294,943
Kent L. Statler	$3,926,700	$5,213,292	$347,612	$171,163	$9,658,767
Philip J. Jasper	$2,331,544	$4,741,594	$173,119	$129,650	$7,375,907
Robert J. Perna	$1,763,895	$3,001,423	$98,649	$116,138	$4,980,105

(1)

Amounts shown reflect the cash lump sum severance payment under the NEO’s change of control agreement and a pro-rata annual bonus payable at target levels upon completion of the merger pursuant to the merger agreement. For Mr. Ortberg, the amount in this column represents a cash severance payment equal to $6,697,575 and a pro-rata bonus equal to $1,170,205. For Mr. Allen, the amount in this column represents a cash severance payment equal to $3,399,509 and a pro-rata bonus equal to $452,188. For Mr. Statler, the amount in this column represents a cash severance payment equal to $3,448,646 and a pro-rata bonus equal to $478,054. For Mr. Jasper, the amount in this column represents a cash severance payment equal to $1,929,291 and a pro-rata bonus equal to $402,253. For Mr. Perna, the amount in this column represents a cash severance payment equal to $1,490,801 and a pro-rata bonus equal to $273,094. The cash lump sum severance payments included in this column are double-trigger benefits that will be paid upon a qualifying termination of employment within 2 years following a change of control. The pro-rata bonus amounts included in this column are single-trigger benefits that will be paid pursuant to the merger agreement upon the completion of the merger. Amounts in this column do not reflect any additional payments in respect of the pro-rated bonus payable for the year of termination under the NEO’s change of control agreement, since under the assumptions used for purposes of this table, the executive officer would not be entitled to receive this agreement payment in addition to the pro-rata annual bonus payable at target levels pursuant to the merger agreement and will have executed a waiver to this effect, as described in the section entitled “—Payment of Pro-Rata Bonuses Upon Completion of the Merger” beginning on page 86. None of the NEOs have been granted a retention bonus award.
(2)	Amounts shown reflect the estimated value received by the NEOs in respect of RSU awards granted prior to September 4, 2017 and unvested stock options, as more fully described above under “—Treatment of RSU Awards” and “—Treatment of Stock Options.” These estimated values are calculated using a per share price of Rockwell Collins common stock equal to $130.93, which was Rockwell Collins’ average per share closing market price over the first five business days following the first public announcement of the merger on September 4, 2017. The amounts included in this column are single-trigger benefits that will be paid pursuant to the merger agreement upon the completion of the merger. For Mr. Ortberg, the amount in this column represents payments of $11,130,752 and $12,343,925 for his RSU awards and unvested stock options, respectively. For Mr. Allen, the amount in this column represents payments of $2,348,753 and $2,588,992 for his RSU awards and unvested stock options, respectively. For Mr. Statler, the amount in this column represents payments of $2,502,465 and $2,710,827 for his RSU awards and unvested stock options, respectively. For Mr. Jasper, the amount in this column represents payments of $2,275,040 and $2,466,554 for his RSU awards and unvested stock options, respectively. For Mr. Perna, the amount in this column represents payments of $1,419,805 and $1,581,618 for his RSU awards and unvested stock options, respectively. Amounts in this column do not reflect the value received by the NEOs in respect of any fully vested stock options or fully vested DSU awards.
(3)	Amounts shown reflect the value of an additional 3 years (2 years in the case of Messrs. Jasper and Perna) of contributions to the Rockwell Collins Retirement Savings Plan and the Rockwell Collins 2005 Non-Qualified Savings Plan due under the NEO’s change of control agreement, which are as follows for each NEO: $566,100 for Mr. Ortberg, $305,463 for Mr. Allen, $308,612 for Mr. Statler, $173,119 for Mr. Jasper and $98,649 for Mr. Perna. These amounts are double-trigger benefits that will be paid upon a qualifying termination of employment within 2 years following a change of control. In addition, amounts shown for Messrs. Allen and Statler include the value of an additional early retirement subsidy equal to $28,000 and $39,000, respectively, payable under the Rockwell Collins 2005 Non-Qualified Pension Plan, as described above under “—Payout of Deferred Compensation Amounts Upon Completion of the Merger.” These amounts are single-trigger benefits that come due upon the completion of the merger.
(4)	Amounts shown reflect the cost of providing welfare benefits that would otherwise have been provided had the NEO’s employment continued for 3 years (2 years in the case of Messrs. Jasper and Perna) following the date of termination of employment, after gross up for all applicable income and payroll taxes to the extent the underlying benefits would have otherwise been tax-free, due under the NEO’s change of control agreement as follows: $73,501 for each of Messrs. Ortberg, Allen and Statler, and $47,473 for Messrs. Jasper and Perna. In addition, amounts shown also reflect an estimate of outplacement assistance expenses which are due under the NEO’s change of control agreement in the amount of $50,000 for each NEO. The amounts included in this column are all double-trigger benefits that will be paid upon a qualifying termination of employment within 2 years following a change of control.

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Rockwell Collins’ current and former directors and officers. See “Interests of Directors and Executive Officers of Rockwell Collins in the Merger—Indemnification and Insurance” beginning on page 88 for information about these rights.

Financing of the Merger and Treatment of Existing Debt

In connection with the merger, UTC currently intends to maintain Rockwell Collins’ existing revolving credit facility, term loan facility and outstanding notes. UTC is expected to assume approximately $7.3 billion of Rockwell Collins’ outstanding debt.

UTC’s obligation to complete the merger is not conditioned upon its obtaining financing. UTC anticipates that approximately $15 billion will be required to pay the aggregate cash portion of the merger consideration to the Rockwell Collins shareowners and to pay fees and expenses relating to the merger. UTC intends to fund the cash component of the merger through debt financing and cash on hand. In connection with entering into the merger agreement, UTC entered into a commitment letter, dated as of September 4, 2017, with Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc., that provided a one-year commitment, subject to an extension to eighteen months under certain circumstances, for a $6.5 billion 364-day unsecured bridge loan facility. On October 6, 2017, in accordance with, and consistent with the terms set forth in, the commitment letter, UTC entered into a $6.5 billion 364-day unsecured bridge loan credit agreement, with the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent. The commitments under the bridge credit agreement terminate on September 4, 2018 or, under certain circumstances, on March 4, 2019. The bridge loan commitment will be reduced to the extent that UTC obtains certain other debt financing, completes certain asset sales (subject to customary reinvestment rights) and completes certain equity issuances, in each case, subject to a minimum proceeds threshold.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act without the imposition of an unacceptable condition. UTC and Rockwell Collins each filed their respective HSR Act notification forms on September 28, 2017.

Completion of the merger is further subject to notification or receipt of certain other regulatory approvals, including notification, clearance and/or approval in the European Union, Brazil, Canada, China, Chile, Japan, Mexico, the Philippines, Russia, South Korea, Taiwan, Turkey, South Africa (if required) and the foreign investment laws of France. In addition, it is currently expected that regulatory approvals may be solicited and filings may be made in certain other jurisdictions.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Merger

The transaction is expected to be completed by the third quarter of calendar year 2018. Neither UTC nor Rockwell Collins can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals.

See “The Merger Agreement—Conditions to the Merger” beginning on page 115.

U.S. Federal Income Tax Consequences

The following is a general discussion of the U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below) of Rockwell Collins common stock who hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). The summary is based on the Code, the U.S. Treasury Regulations promulgated under the Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Rockwell Collins common stock that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. A “non-U.S. holder” means a beneficial owner of Rockwell Collins common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

This summary is not a complete description of all the tax consequences of the merger and, in particular, does not address the U.S. federal income tax considerations applicable to holders of Rockwell Collins common stock who are subject to special treatment under U.S. federal income tax law (including, for example, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) and partners therein, financial institutions, dealers in securities, insurance companies, tax-exempt entities or governmental organizations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, former long-term residents of the United States, U.S. holders whose functional currency is not the U.S. dollar, tax-qualified retirement plans, holders deemed to hold Rockwell Collins common stock under the constructive sale provisions of the Code, holders who acquired Rockwell Collins common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Rockwell Collins common stock as part of a hedge, straddle, conversion, or other integrated transaction). In addition, no information is provided with respect to the tax consequences of the merger under the U.S. federal estate, gift, Medicare, and alternative minimum tax laws, or any applicable state, local, or non-U.S. tax laws. This summary does not address the tax consequences to holders of Rockwell Collins common stock who exercise appraisal rights in connection with the merger under the DGCL or the tax consequences of any transaction other than the merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Rockwell Collins common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Rockwell Collins common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

The tax consequences of the merger will depend on your specific situation. You should consult your own tax advisors as to the U.S. federal income tax consequences of the merger to you in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and of any changes in those laws.

Consequences to U.S. Holders

The receipt of the merger consideration by U.S. holders in exchange for shares of Rockwell Collins common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the merger consideration in exchange for shares of Rockwell Collins common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the sum of the fair market value of the UTC common stock plus the amount of cash received and (2) the U.S. holder’s adjusted tax basis in its Rockwell Collins common stock exchanged therefor.

Such gain or loss will be capital gain or loss and, if a U.S. holder’s holding period in the shares of Rockwell Collins common stock surrendered in the merger is greater than one year as of the date of the merger, will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of Rockwell Collins common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Rockwell Collins common stock.

A U.S. holder’s aggregate tax basis in UTC common stock received in the merger generally will equal the fair market value of the UTC common stock as of the completion of the merger. The holding period of the UTC common stock received in the merger generally will begin on the day after the merger.

Notwithstanding the above, in certain circumstances, the receipt of the cash consideration by U.S. holders of Rockwell Collins common stock that also actually or constructively own UTC common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Rockwell Collins common stock before the merger own (including by attribution), immediately after the merger, 50% or more of the UTC common stock. If Section 304 of the Code applies to the cash consideration received in the merger, to the extent a U.S. holder would otherwise be treated for U.S. federal income tax purposes as selling Rockwell Collins common stock to UTC for cash, such holder will instead be treated as receiving the cash consideration from UTC in deemed redemption of shares of UTC common stock deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (discussed below under “—Consequences to Non-U.S. Holders”), then a U.S. holder generally would recognize dividend income up to the amount of the cash received. In the event of such treatment, non-corporate U.S. holders may be eligible for a reduced rate of taxation on any such deemed dividend arising under Section 304 of the Code, subject to exceptions for short-term and hedged positions, while corporate U.S. holders may be treated as receiving an “extraordinary dividend” within the meaning of Section 1059 of the Code. It is not certain whether Section 304 of the Code will apply to the merger, because it is not certain whether shareholders who own (including by attribution) 50% or more of the Rockwell Collins common stock before the merger will own (including by attribution) 50% or more of the UTC common stock immediately after the merger. Further, it may not be possible to establish with certainty following the closing whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. In addition, if Section 304 of the Code applies to the merger, because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of the constructive ownership rules described below under “—Consequences to Non-U.S. Holders”, U.S. holders of Rockwell Collins common stock that also actually or constructively own UTC common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.

Consequences to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the merger to non-U.S. holders will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of the merger consideration in exchange for shares of Rockwell Collins common stock pursuant to the merger, unless:

•	such gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or

•	the non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of Rockwell Collins common stock at any time during the five-year period preceding the merger, and Rockwell Collins is, or has been during the shorter of the five-year period preceding the merger or the period that the non-U.S. holder held Rockwell Collins common stock, a “United States real property holding corporation” within the meaning of the Code.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year. If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Rockwell Collins believes that it has not been, is not, and will not be, at any time during the five-year period preceding the merger, a “United States real property holding corporation.”

As discussed above under “—Consequences to U.S. Holders,” if Section 304 of the Code applies to the merger, the cash consideration received in the merger would be treated as having been received in a deemed redemption of shares of UTC common stock deemed issued. Such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The determination of whether a holder’s receipt of the cash consideration is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding stock of Rockwell Collins that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding stock of Rockwell Collins that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning stock in UTC and taking into account any shares of UTC actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction). The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Rockwell Collins, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend.” The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of UTC common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account.

Any amount treated under these rules as a dividend paid to a non-U.S. holder generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). Because it may not be certain at the time of closing whether Section 304 of the Code applies to the merger, and because the application of Section 304 of the Code depends on a non-U.S. holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash merger consideration paid to a non-U.S. holder, unless (i) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the merger, and the possible desirability of selling their shares of Rockwell Collins common stock or UTC common stock (and considerations relating to the timing of any such sales).

Information Reporting and Backup Withholding

Payments of cash made in exchange for shares of Rockwell Collins common stock pursuant to the merger may be subject, under certain circumstances, to information reporting and backup withholding. To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should complete and return an Internal Revenue Service Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding.

A non-U.S. holder may be subject to information reporting and backup withholding on any cash received in exchange for Rockwell Collins common stock pursuant to the merger unless the non-U.S. Holder establishes an exemption, for example, by properly certifying its non-U.S. status on an appropriate Internal Revenue Service Form W-8.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

The tax consequences of the merger will depend on your specific situation. You should consult your own tax advisor with respect to the U.S. federal income tax consequences of the merger in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and of any changes in those laws.

Accounting Treatment

UTC prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Rockwell Collins by UTC under the acquisition method of accounting in accordance with GAAP. UTC will be treated as the acquiror for accounting purposes.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of Rockwell Collins’ assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of Rockwell Collins as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.

NYSE Listing; Delisting and Deregistration of Rockwell Collins Common Stock

Prior to the completion of the merger, UTC has agreed to use its reasonable best efforts to cause the shares of UTC’s common stock to be issued in connection with the merger to be approved for listing on the NYSE. The listing of the shares of UTC’s common stock on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.

If the merger is completed, Rockwell Collins common stock will cease to be listed on the NYSE and Rockwell Collins common stock will be deregistered under the Exchange Act.

UTC’s Dividend Policy

The declaration of future dividends will at the discretion of the UTC Board and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of UTC and other factors deemed relevant by the UTC Board. While UTC cannot assure its future financial performance, it anticipates that it will continue to pay dividends on UTC stock in the foreseeable future. Most recently, UTC declared a quarterly dividend of $0.70 per UTC share, which was paid on September 10, 2017 to holders of record on August 18, 2017. Under the merger agreement, prior to the completion of the merger, UTC may continue to pay its regular quarterly cash dividends in the ordinary course consistent with past practice (subject to increase by no more than 15% on a quarterly basis).

Restrictions on Sales of Shares of UTC Common Stock Received in the Merger

All shares of UTC common stock received by Rockwell Collins shareowners in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of UTC common stock received by any Rockwell Collins shareowner who becomes an “affiliate” of UTC after completion of the merger (such as Rockwell Collins directors or executive officers who become directors or executive officers of UTC after the merger). This proxy statement/prospectus does not cover resales of shares of UTC common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about UTC or Rockwell Collins. Factual disclosures about Rockwell Collins and UTC contained in this proxy statement/prospectus and/or in the public reports of Rockwell Collins and UTC filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page 169) may supplement, update or modify the disclosures about Rockwell Collins and UTC contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in UTC’s or Rockwell Collins’ public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Rockwell Collins or UTC at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, at the completion of the merger, Merger Sub will be merged with and into Rockwell Collins. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Rockwell Collins will continue as the surviving corporation and a direct or indirect wholly owned subsidiary of UTC. The certificate of incorporation of Rockwell Collins, as in effect immediately prior to the completion of the merger, will be amended and restated in its entirety as set forth in Exhibit A to the merger agreement and, as so amended and restated, will be the certificate of incorporation of the surviving corporation. The by-laws of Merger Sub, as in effect immediately prior to the completion of the merger, will be the by-laws of the surviving corporation, except with respect to the name of the surviving corporation, which shall be “Rockwell Collins, Inc.”

Merger Consideration

At the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each share of Rockwell Collins common stock issued and outstanding immediately prior to the completion of the merger (other than (1) shares held by Rockwell Collins as treasury stock, UTC, or any subsidiaries of Rockwell Collins or UTC and (2) shares held by a holder who has properly exercised and perfected (and not effectively withdrawn or lost) such holder’s demand for appraisal rights under the DGCL, both of which are collectively referred to herein as excluded shares) will be converted into the right to receive the merger consideration, which is:

•	$93.33 in cash, without interest, from UTC; plus

•	a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported on Bloomberg L.P., in another authoritative source mutually selected by Rockwell Collins and UTC) on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date, which is referred to as the UTC stock price, subject to adjustment based on a two-way collar mechanism described below.

The fraction of a share of UTC common stock into which each share of Rockwell Collins common stock (other than excluded shares) will be converted is referred to as the exchange ratio. The exchange ratio will be calculated based upon the UTC stock price. If the UTC stock price is greater than $107.01 but less than $124.37, the exchange ratio will be equal to the quotient of (a) $46.67 divided by (b) the UTC stock price, which, in each case, will result in the stock consideration having a value equal to $46.67. If the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which, (1) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and the value of the stock consideration will be greater than $46.67, and (2) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and the value of the stock consideration will be less than $46.67.

The following table sets forth an illustrative range of the potential merger consideration based on various UTC stock prices, ranging from $88.00 to $137.00, which reflect the 52-week stock price range for UTC common stock as of October 2, 2017, plus or minus approximately 10 percent, as applicable. The highlighted rows represent the UTC stock price values that are within the two-way collar mechanism described above.

UTC Stock Price	Exchange Ratio	Value of Stock Consideration per share of Common Stock	Cash Consideration per share of Common Stock(1)	Total Consideration
$ 88.00	0.43613	$38.38	$93.33	$131.71
$ 91.00	0.43613	$39.69	$93.33	$133.02
$ 94.00	0.43613	$41.00	$93.33	$134.33
$ 97.00	0.43613	$42.30	$93.33	$135.63
$100.00	0.43613	$43.61	$93.33	$136.94
$103.00	0.43613	$44.92	$93.33	$138.25
$106.00	0.43613	$46.23	$93.33	$139.56
$109.00	0.42817	$46.67	$93.33	$140.00
$112.00	0.41670	$46.67	$93.33	$140.00
$115.00	0.40583	$46.67	$93.33	$140.00
$118.00	0.39551	$46.67	$93.33	$140.00
$121.00	0.38570	$46.67	$93.33	$140.00
$124.00	0.37637	$46.67	$93.33	$140.00
$127.00	0.37525	$47.66	$93.33	$140.99
$130.00	0.37525	$48.78	$93.33	$142.11
$133.00	0.37525	$49.91	$93.33	$143.24
$137.00	0.37525	$51.41	$93.33	$144.74

(1)	Rockwell Collins shareowners will receive $93.33 in cash per share of common stock.

The examples above are illustrative only. It is impossible to accurately predict the market price of UTC common stock at the completion of the merger or during the period over which the UTC stock price is calculated, and therefore impossible to accurately predict the number or value of the shares of UTC common stock that Rockwell Collins shareowners will receive in the merger. You should obtain current market quotations for shares of UTC common stock.

All fractional shares of UTC common stock that would otherwise be issued to a Rockwell Collins shareowner of record as part of the merger consideration will be aggregated to create whole shares of UTC common stock that will be issued to Rockwell Collins shareowners as part of the merger consideration. If a fractional share of UTC common stock remains payable to a Rockwell Collins shareowner after aggregating all fractional shares of UTC common stock payable to such Rockwell Collins shareowner, then such shareowner will be paid, in lieu of such remaining fractional share of UTC common stock, an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (1) the amount of the fractional share interest in a share of UTC common stock to which such holder would otherwise be entitled (rounded to three decimal places) and (2) the UTC stock price.

UTC shareowners will continue to own their existing shares of common stock of UTC, the form of which will not be changed by the transaction.

Treatment of Equity Awards

Treatment of Restricted Stock Awards

Upon completion of the merger, each then-outstanding restricted stock award will become fully vested and will be canceled and converted into the right to receive the merger consideration in respect of each share of Rockwell Collins common stock subject to such restricted stock award, i.e., treated such shares in the same manner as all other outstanding shares of Rockwell Collins common stock (other than excluded shares) for such purposes.

Treatment of Restricted Stock Unit Awards

Upon completion of the merger, each then-outstanding RSU award that was granted (1) prior to September 4, 2017 or (2) to a non-employee director of Rockwell Collins will become fully vested and will be canceled in exchange for the right to receive the merger consideration in respect of each share of common stock subject to such RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award), less applicable tax withholdings. Upon completion of the merger, each then-outstanding RSU award granted on or after September 4, 2017 (except for RSU awards granted to non-employee directors) will be assumed by UTC and converted into a time-based restricted stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the RSU award (with the number of shares subject to any performance-based RSU award deemed to be equal to the target number of shares subject to such award) by (2) the equity award exchange ratio. The equity award exchange ratio is a number of shares of UTC common stock equal to the sum of (a) the exchange ratio and (b) the quotient (rounded to four decimal places) obtained by dividing the cash consideration by the UTC stock price. Each restricted stock unit award of UTC received in such conversion will be subject to the vesting schedule applicable to the corresponding RSU award and will be settled as provided in the award agreement applicable to corresponding RSU award, subject only to the continued service of the grantee with UTC or the surviving corporation through each applicable vesting date (except in the event of an earlier qualifying termination of service) but will not be subject to any performance conditions following the completion of the merger.

Treatment of Stock Options

Upon completion of the merger, each then-outstanding stock option will be canceled in exchange for the right to receive the merger consideration in respect of each net option share subject to such stock option, less applicable tax withholdings. The number of net option shares is calculated by subtracting from the total number of shares of Rockwell Collins common stock subject to such stock option a number of shares of Rockwell Collins common stock with a value equal to the aggregate applicable exercise price.

Treatment of Deferred Stock Unit Awards

Upon completion of the merger, each then-outstanding DSU award that is payable in cash by its terms upon the completion of the merger will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of the value of the merger consideration and the number of shares of common stock relating to such DSU award, less applicable tax withholding. For this purpose, the value of the portion of the merger consideration that consists of shares of UTC common stock will be equal to the product of the number of such shares of UTC common stock and the UTC stock price.

Upon completion of the merger, each then-outstanding DSU award that is payable in shares of Rockwell Collins common stock by its terms upon the completion of the merger will be canceled in exchange for the right to receive the merger consideration in respect of each share of Rockwell Collins common stock relating to such DSU award, less applicable tax withholding.

Upon completion of the merger, each then-outstanding DSU award that is not payable by its terms upon the completion of the merger will be assumed by UTC and converted into a deferred stock unit award of UTC covering a number of shares of UTC common stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (1) the number of shares of Rockwell Collins common stock subject to the DSU award by (2) the equity award exchange ratio. Each deferred stock unit award of UTC received in such conversion will be settled in cash or shares of UTC common stock as provided in the applicable plan document on the date or dates provided under the applicable election.

Closing and Effectiveness of the Merger

Unless another time, date or place is agreed to in writing by Rockwell Collins and UTC, the closing of the merger will occur at 9:00 a.m. (local time) on a date to be specified by Rockwell Collins and UTC, but no later than the third business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).

The merger will become effective at the time the certificate of merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Rockwell Collins and UTC and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates; Fractional Shares

The conversion of shares of Rockwell Collins common stock (other than the excluded shares) into the right to receive the merger consideration will occur automatically at the completion of the merger. Each excluded share held by any wholly owned subsidiary of Rockwell Collins or any wholly owned subsidiary of UTC (other than Merger Sub) will be converted into and become such number of fully paid and non-assessable common shares of the surviving corporation such that the ownership percentage of any such subsidiary of the surviving corporation immediately following completion of the merger will equal the ownership percentage of such subsidiary in Rockwell Collins immediately prior to completion of the merger.

As promptly as practicable after the completion of the merger, and in no event later than the 5th business day after such time, UTC’s exchange agent will mail a letter of transmittal to each holder of record of a certificate that immediately prior to the completion of the merger represented outstanding shares of Rockwell Collins common stock. The letter of transmittal will specify that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates (or affidavits of loss in lieu of such certificates) to the exchange agent and will be in the form and have such other provisions as UTC may reasonably specify. The letter of transmittal will be accompanied by instructions (in the form and having such provisions as UTC may reasonably specify) for use in effecting the surrender of the certificates in exchange for cash in an amount equal to the cash consideration multiplied by the number of shares of Rockwell Collins common stock previously represented by such certificates; the number of shares of UTC common stock (which will be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such certificates pursuant to the merger agreement; any dividends or distributions payable pursuant to the merger agreement; and cash in lieu of fractional shares of UTC common stock payable pursuant to the merger agreement, referred to as the exchange payment. Upon surrender of a certificate (or affidavit of loss in lieu thereof) for cancelation to the exchange agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions, and such other documents as may be required pursuant to such instructions, the holder of such certificate will be entitled to receive in exchange, and UTC will use its reasonable best efforts to cause the exchange agent to pay and deliver in exchange, as promptly as reasonably practicable, the exchange payment. Rockwell Collins shareowners should not return stock certificates with the enclosed proxy card.

No holder of book-entry shares will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares to the exchange agent. In lieu thereof, each book-entry share will automatically on the completion of the merger be entitled to receive, and UTC will use its reasonable best efforts to cause the exchange agent to pay and deliver in exchange therefor as promptly as reasonably practicable the exchange payment. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares on the cash or other merger consideration payable pursuant to the merger agreement.

At the completion of the merger, shares of Rockwell Collins common stock will no longer be outstanding, will be automatically canceled and will cease to exist, and each certificate or book-entry share that represented shares of Rockwell Collins common stock immediately prior to the completion of the merger will cease to have any rights with respect to such common stock, other than the right to receive the merger consideration as described above and subject to the terms and conditions set forth in the merger agreement.

The holders of UTC common stock issued in exchange for certificates or book-entry shares as described above will receive, without interest (1) at the time of delivery of the UTC common stock by the exchange agent, the amount of dividends or other distributions, if any, with a record date after the completion of the merger paid with respect to such shares of UTC common stock and (2) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the completion of the merger but before the delivery of UTC common stock by the exchange agent and a payment date subsequent to such delivery of such UTC common stock by the exchange agent pursuant to the merger agreement, payable with respect to such shares of UTC common stock.

Each of UTC, Rockwell Collins, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

All shares of UTC common stock issued pursuant to the merger agreement will be issued in book-entry form.

Representations and Warranties; Material Adverse Effect

The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions to the effect that there have not been, and would not reasonably be expected to be, a “material adverse effect”). See the definition of “material adverse effect” beginning on page 102.

The representations and warranties made by each party under the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;

•	capitalization;

•	capitalization and ownership of subsidiaries;

•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•	required consents and approvals from governmental entities;

•	the absence of any conflicts or violations of organizational documents and other agreements or laws;

•	documents filed with the SEC and financial statements;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	the absence of certain changes or events;

•	conduct of their businesses in the ordinary course and the absence of a material adverse effect;

•	the absence of certain undisclosed liabilities;

•	the absence of certain legal proceedings, investigations and governmental orders;

•	possession of, and compliance with, permits necessary for the conduct of such party’s business;

•	accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus; and

•	brokers and transaction-related fees and expenses.

The merger agreement also contains additional representations and warranties of Rockwell Collins, relating to, among other things, the following:

•	the unanimous approval and recommendation by the Rockwell Collins Board of the merger agreement and the transactions contemplated by the merger agreement;

•	Rockwell Collins shareowner approval;

•	employee benefit plans;

•	employment and labor matters;

•	tax matters;

•	material contracts and related party transactions;

•	intellectual property and information technology;

•	real and personal property;

•	environmental matters;

•	customers and suppliers;

•	product warranties and compliance with certain aviation regulations;

•	compliance with certain domestic and foreign corruption laws and customs and international trade laws;

•	government contracts and government bids;

•	insurance policies;

•	DGCL § 203; and

•	opinions from financial advisors.

The merger agreement also contains additional representations and warranties by UTC and Merger Sub, relating to, among other things, sufficiency of UTC’s funds in connection with the merger and UTC’s debt financing commitments.

The representations and warranties of each of the parties to the merger agreement will expire upon the completion of the merger.

Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to UTC or Rockwell Collins, means any event, circumstance, occurrence, effect, fact, development or change that has a material adverse effect on the business, financial condition or results of operations of the referenced party and its subsidiaries, taken as a whole, except that, for purposes of the definition of “material adverse effect,” none of the following (or the results thereof) will constitute a material adverse effect or be taken into account in determining whether a material adverse effect has occurred:

•	changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates;

•	general changes or developments in any of the industries or markets in which the referenced party or any of its subsidiaries operate;

•	changes in any applicable laws or accounting regulations or principles or interpretations thereof;

•	acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters or any other acts of God;

•	any change in the price or trading volume of the referenced party’s securities or other financial instruments or change in the referenced party’s credit rating, in and of itself (except that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a material adverse effect has occurred);

•	any failure by the referenced party to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any published analyst or other third-party estimates or expectations of the referenced party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (except that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a material adverse effect has occurred);

•	any action taken or (to the extent the relevant action is expressly permitted by the terms of the merger agreement) not taken at the express written request of the other party after the date of the merger agreement; or

•

the identity of either referenced party and, other than with respect to a representation or warranty contained in the merger agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger or the performance of obligations under the merger agreement, the execution of the merger agreement, the public announcement, pendency or completion of the merger or the other transactions contemplated by the merger agreement (including, to the extent resulting from the foregoing, any effect on any of the referenced party and its subsidiaries’ relationships with its respective customers, suppliers or employees);

provided that the exceptions in the first four bullets will not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such bullets have a disproportionate impact on the referenced party and its subsidiaries, taken as a whole, relative to the other participants in the industries in which the referenced party and its subsidiaries operate.

Covenants and Agreements

Conduct of Business

Each of UTC and Rockwell Collins has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between September 4, 2017 and the earlier of the completion of the merger and the termination of the merger agreement.

Conduct of Business of Rockwell Collins

In general, Rockwell Collins has agreed that prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by UTC (which consent, in certain specified cases, will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will and will cause its subsidiaries to:

•	conduct the business of Rockwell Collins and its subsidiaries in the ordinary course of business and in a manner consistent with past practice; and

•	to the extent consistent with the prior bullet, use reasonable best efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and to keep available the services of key employees.

In addition, Rockwell Collins has agreed that, prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by UTC (which consent, in certain specific cases will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will not and will cause its subsidiaries not to, directly or indirectly:

•	amend its certificate of incorporation, by-laws or such equivalent organizational or governing documents of any of its subsidiaries (except for amendments to such documents of its subsidiaries that would not be materially adverse to UTC or Merger Sub or that would not and would not be reasonably expected to delay/prevent the merger);

•	(1) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of, or (2) issue, sell, pledge, dispose of, encumber, grant or authorize, in each case, any of their capital stock or other equity or voting securities or other equity interests or any options, warrants, convertible securities or other rights to acquire any shares of their capital stock or other equity or voting securities or other equity interests (including, in the case of clause (2), equity-based compensation), with certain exceptions;

•	except for regular quarterly cash dividends of up to $0.33 per share, with record and payment dates consistent with past practice, subject to coordination under the merger agreement, declare, set aside, authorize, make or pay any dividend or other distribution with respect to their capital stock or other equity interests, other than certain intercompany dividends paid by Rockwell Collins’ wholly owned subsidiaries to Rockwell Collins or its wholly owned subsidiaries;

•	except to the extent required under an existing employee benefit plan or labor agreement in effect on September 4, 2017:

•	(1) establish, adopt, enter into any new, amend, terminate, or accelerate rights under any employee benefit plan;

•	(2) grant or pay or commit to grant or pay any bonus, incentive or profit-sharing award or payment;

•	(3) communicate with employees regarding the compensation, benefits or other treatment they will receive following the completion of the merger, unless such communications are consistent with the terms of the merger agreement;

•	(4) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations for any employee benefit plan, make any voluntary contributions to an employee benefit plan or materially change the manner in which, or basis for determining how, plan contributions are made; or

•	(5) with respect to any current or former employee, director or individual service provider of Rockwell Collins or its subsidiaries:

•	increase or commit to increase wages, salary, bonuses, commissions, fringe benefits, severance or other compensation, benefits or remuneration except for certain ordinary course base salary or hourly rates of pay increases of employees (other than executive officers) consistent with past and competitive market practices up to $20,000 per employee and subject to a limitation for all increases in the aggregate of 4% of total annual employee base salary and hourly rates of pay;

•	accelerate any payment, benefit or vesting of any equity or equity-based award or the funding of any payment or benefit; or

•	enter into any employment, severance, change in control, retention, individual consulting or similar agreement (other than ordinary course offer letters consistent with past practice that provide for at-will employment (or employment, if at-will employment is prohibited by local law) without any severance (other than under the Rockwell Collins Severance Pay Plan), retention or change in control benefits for permitted newly hired employees or individual service providers);

•	hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;

•	make any loan or advance (other than travel and similar advances to employees in the ordinary course of business) to any employee in excess of $50,000 in the aggregate;

•	forgive any loans or advances to any officers, employees or directors or change existing borrowing or lending arrangements for any such persons pursuant to an employee benefit plan or otherwise;

•	acquire (by any method) any corporation, partnership, limited liability company, joint venture, other business organization, or the business or assets of any third party constituting a business or any portion thereof for consideration over $50 million in the aggregate;

•	sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur a lien (other than certain permitted liens) on or otherwise transfer or encumber any of their assets, business, properties or rights (other than certain permitted intellectual property licenses), having a fair market value in excess of $25 million individually or $75 million in the aggregate, except for sales of inventory and accounts receivable in the ordinary course of business and consistent with past practice, disposition of obsolete tangible assets or expired inventory, certain intracompany transfers among Rockwell Collins entities, and certain other immaterial transactions;

•	(1) redeem, pay, discharge or satisfy any indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than certain intercompany indebtedness among Rockwell Collins entities) or (2) cancel any material indebtedness or, except in the ordinary course of business and in a manner consistent with past practice, settle, waive or amend any claims or rights of substantial value;

•	(1) except for certain intercompany indebtedness among Rockwell Collins entities, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue or sell any of their debt securities (or options, warrants, calls or other rights to acquire any debt securities) except for indebtedness under the existing revolving credit agreement or commercial paper program in connection with ordinary course operations and (2) except in the ordinary course of business consistent with past practice, (a) incur or assume any other form of indebtedness, or (b) make any loans, advances or capital contributions to, or investments in, any other person or entity except customers, suppliers or certain joint ventures;

•	terminate, enter into, materially amend, supplement or modify, or renew or waive any material rights under any material contact or any contract relating to their material leased real property, other than such actions with respect to certain types of contracts (1) in the ordinary course of business consistent with past practice or (2) to implement certain permitted capital expenditures;

•	enter into any collective bargaining or other similar labor-related agreement, except (1) as required pursuant to an existing contract as of September 4, 2017 or (2) where such actions are made in the ordinary course of business on terms (a) consistent with past practice, (b) that provide for a contract term that is no longer than the term of the expiring labor-related agreement, and (c) that do not impose an additional obligation that would have a materially adverse impact on the financial position of the business unit or units supported by the applicable labor-related agreement;

•	make any material change to its methods of financial accounting, except as required by GAAP, certain SEC rules or a governmental or quasi-governmental authority;

•	make any capital expenditures that, together with all their other capital expenditures exceed by more than 10% certain specified budgeted amounts for specified periods;

•	write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

•	with certain exceptions, release, compromise, assign, settle or agree to settle any legal, administrative or similar proceedings, other than settlements solely involving monetary obligations of Rockwell Collins or its subsidiaries for (1) amounts not in excess of those specifically reserved under GAAP or (2) an amount not greater than $5 million individually or $75 million in the aggregate;

•	fail to use commercially reasonable efforts to maintain in effect existing material insurance policies;

•	implement or effect any facility closing;

•	cancel, dedicate to the public, disclaim, forfeit, reexamine or abandon or allow to lapse any material intellectual property rights;

•	(1) make, change or revoke any material tax election or change any material aspect of its method of tax accounting; (2) file any material amendment to a material tax return; (3) settle or compromise any audit, proceeding or action with respect to tax matters in an amount in excess of $2 million individually or $20 million in the aggregate; (4) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to U.S. federal taxes or material non-U.S. taxes; (5) with certain exceptions, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to any material tax or request any material tax ruling; or (6) surrender any right to claim a material tax refund;

•	merge or consolidate with any person or entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization; or

•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Conduct of Business of UTC

UTC has agreed that, prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, as may be agreed in writing by Rockwell Collins (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will not, directly or indirectly:

•	amend UTC’s and Merger Sub’s certificate of incorporation or by-laws in a manner that would be materially or disproportionately (relative to other holders of UTC stock) adverse to Rockwell Collins shareowners or would, or would reasonably be expected to, delay or prevent the completion of the merger;

•	with certain exceptions, repurchase or otherwise acquire UTC common stock, unless (1) in the ordinary course of business consistent with past practice or (2) not effected prior to the closing;

•	except with respect to quarterly cash dividends paid in the ordinary course consistent with past practice (subject to increase by no more than 15% on a quarterly basis), declare with a record date that is prior to the closing or pay prior to the closing any dividend or other distribution payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests;

•	adopt a plan of complete or partial liquidation or dissolution with respect to UTC;

•	adjust, split, combine, subdivide or reclassify UTC’s capital stock; or

•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Shareowner Meeting and Board Recommendation

The merger agreement requires Rockwell Collins to (1) as promptly as practicable following effectiveness of the registration statement of which this proxy statement/prospectus forms a part, duly call, set a record date for, give notice of, convene (on a date selected by Rockwell Collins in consultation with UTC that is within 60 days of the effectiveness of this registration statement, subject to adjournment or postponement) and hold a meeting of its shareowners for the purpose of seeking the approval of the merger proposal, (2) submit the merger proposal to its shareowners at such meeting and (3) not submit any other proposal in connection with such meeting (other than the merger-related compensation proposal and the adjournment proposal) without the prior written consent of UTC. Rockwell Collins is only entitled to adjourn or postpone the special meeting without UTC’s consent (1) after consultation with UTC, if adjournment or postponement is required by law to ensure any supplement or amendment to this proxy statement/prospectus or the registration statement is provided to shareowners within a reasonable amount of time in advance of the special meeting, or (2) if there are not sufficient votes at such meeting to constitute a quorum or to obtain approval of the merger proposal (to allow additional time for solicitation of proxies), subject to certain limits on the number and length of such adjournments or postponements. In addition, UTC has the right to require Rockwell Collins to effect up to two adjournments or postponements for a period up to 10 business days each under the circumstances described in the foregoing clause (2) so long as no resulting change in the record date would be required.

If the Rockwell Collins Board has not made an adverse recommendation change pursuant to the terms of the merger agreement, the board of directors will (1) recommend that Rockwell Collins shareowners approve the merger proposal, referred to as the Rockwell Collins recommendation, (2) include the Rockwell Collins recommendation in this proxy statement/prospectus and (3) use its reasonable best efforts to (a) solicit from its shareowners proxies in favor of the merger proposal, and (b) take all other action necessary or advisable to secure shareowner approval.

Even if an adverse recommendation change has been made pursuant to the terms of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, the obligations of the parties under the merger agreement will continue in full force and effect and will not be affected by the commencement, public proposal, public disclosure or communication to Rockwell Collins of any acquisition proposal, as defined below under “—No Solicitation.”

For purposes of the merger agreement, an adverse recommendation change refers to (1) the withdrawal, qualification or modification, or public proposal to withdraw, qualify or modify, the Rockwell Collins recommendation, in each case in a manner adverse to UTC or (2) the approval, authorization, declaration of advisability or recommendation of any acquisition proposal.

Appropriate Action; Consents; Filings

Each of UTC and Rockwell Collins has agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to complete the transactions contemplated by the merger agreement and to cause the conditions to the completion of the merger to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable:

•	the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods, and other confirmations from any governmental authority or other person or entity that are or may become necessary, proper or advisable in connection with the merger;

•	the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental authorities) that are or may become necessary, proper or advisable in connection with the merger;

•	the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a legal, administrative or other similar proceeding or action by any governmental authority or other person or entity in connection with the merger;

•	the defending of any lawsuits or other legal, administrative or other similar proceedings or actions, whether judicial or administrative, challenging the merger agreement or that would otherwise prevent or delay the completion of the merger in accordance with the terms of the merger agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental authority vacated or reversed; and

•	the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to complete the transactions contemplated by the merger agreement.

Each of the parties to the merger agreement agreed to, in consultation and cooperation with the other parties and as promptly as reasonably practicable, make its respective filings under the HSR Act (which the parties filed on September 28, 2017) and under certain foreign regulatory laws agreed among the parties, and to thereafter make any other applications and filings as reasonably determined by UTC and Rockwell Collins under other applicable U.S. or foreign regulatory laws with respect to the transactions contemplated by the merger agreement as promptly as practicable, but in no event later than as required by law. Neither UTC nor Rockwell Collins will withdraw any such filings or applications without the prior written consent of the other party. Notwithstanding the foregoing, without the prior written consent of UTC, Rockwell Collins will not grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.

Each of the parties has agreed to (1) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (2) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any governmental authority regarding the transactions contemplated by the merger agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (3) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental authority or in connection with any legal, administrative or other similar proceeding or action initiated by a governmental authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or legal, administrative or other similar proceeding or action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a governmental authority, or, in connection with any legal, administrative or other similar proceeding or action initiated by a private party, to any other person or entity.

Each of the parties has also agreed to give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any governmental authority, or, in connection with any legal or administrative or other similar proceeding or action by a private party, with any other person or entity, and to the extent not prohibited by applicable law or by the applicable governmental authority or other person or entity, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any communication, with any governmental authority or such other person or entity in respect of the transactions contemplated by the merger agreement without the other party, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto.

Subject to certain limitations (including with respect to sensitive information of a party), each party has agreed to furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental authority or members of any government authority’s staff (or any other person or entity in connection with any legal, administrative or other similar proceeding or action initiated by a private party), on the other hand, with respect to the transactions contemplated by the merger agreement.

UTC and Rockwell Collins (if requested by UTC), along with their respective affiliates and subsidiaries, have agreed to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust law or certain other regulatory laws that may be asserted by any governmental authority so as to enable the completion of the merger as promptly as practicable (and in any event prior to the “drop-dead” date in the merger agreement), including (1) proposing, negotiating, committing to and effecting to sell, divest, hold separate, lease, license transfer, dispose of, encumber or take any other action with respect to UTC’s ability to own or operate any assets, properties, businesses or product lines of UTC or Rockwell Collins and (2) in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make completion of the merger unlawful or that would prevent or delay the merger, taking any and all steps necessary to vacate, modify or suspend such injunction or order (provided, that neither party is required to commit to or effect any such action that is not conditioned on the completion of the merger, and Rockwell Collins will only take any actions described above in this paragraph upon request from UTC).

Notwithstanding the preceding paragraph, UTC is not required to commit to or effect (1) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal or (2) any other restriction or action contemplated by the preceding paragraph if (a) in the case of clause (1), such action would require the sale, divestiture, lease, holding separate pending a sale or other transfer or disposal of any assets, properties, businesses or product lines of UTC or Rockwell Collins representing, in the aggregate, more than $850 million of annual revenue generated during the prior fiscal year of the applicable party or (b) in the case of clause (2), such restriction or action, individually or taken together with all sales, divestitures, leases, holding separate pending a sale, transfers, disposals and other restrictions and actions contemplated by the preceding paragraph, in the aggregate would or would reasonably be expected to have a materially adverse impact on UTC, Rockwell Collins or their respective subsidiaries or affiliates, in each case measured on a scale relative to the size of Rockwell Collins and its subsidiaries, taken as a whole (without giving effect to the merger), or on the expected benefits to UTC of the merger (either of clause (a) or clause (b) are referred to as an “unacceptable condition”).

Each of UTC and Rockwell Collins agreed, between September 4, 2017 and the earlier of the completion of the merger and the termination of the merger agreement, that it and its subsidiaries would not complete, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the completion of the merger.

No Solicitation

Rockwell Collins has agreed between September 4, 2017 and the earlier of the completion of the merger and the termination of the merger agreement:

•	that it will, and will cause its subsidiaries, and its and their respective officers and directors to, immediately cease and terminate, and will use reasonable best efforts to cause its and their respective other representatives to immediately cease and terminate, all existing discussions, negotiations and communications with any person or entity with respect to any “acquisition proposal,” which term refers to a proposal or offer from any person or entity providing for any (1) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Rockwell Collins pursuant to which any such person or entity (including such person’s, entity’s or resulting company’s direct or indirect shareowners) would own or control, directly or indirectly, 20% or more of the voting power of Rockwell Collins, (2) sale or other disposition, directly or indirectly, of assets of Rockwell Collins (including the capital stock or other equity interests of any of its subsidiaries) and/or any subsidiary of Rockwell Collins representing 20% or more of the consolidated assets, revenues or net income of Rockwell Collins and its subsidiaries, taken as a whole, (3) issuance or sale or other disposition of capital stock or other equity interests representing 20% or more of the voting power of Rockwell Collins, (4) tender offer, exchange offer or any other transaction or series of transactions in which any person or entity would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing 20% or more of the voting power of Rockwell Collins or (5) any related combination of the foregoing;

•	that it will not, and will not authorize, and will use its reasonable best efforts not to permit any of its representatives to, directly or indirectly (1) initiate, seek, solicit, knowingly facilitate, knowingly encourage or knowingly induce or knowingly take any other action reasonably expected to lead to an acquisition proposal, (2) engage in negotiations or discussions with or provide any non-public information or non-public data to any person or entity relating to or for the purpose of encouraging or facilitating an acquisition proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (unless the Rockwell Collins Board determines in good faith that the failure to grant such waiver or release would be inconsistent with its fiduciary duties under applicable law, in which case Rockwell Collins may waive any such standstill provision in order to permit a third party to make and pursue an acquisition proposal) or (3) resolve to do any of the foregoing;

•	it will not provide access (and will terminate any such access) to any third party to any data room containing any of information of Rockwell Collins or any of its subsidiaries; and

•	it will demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible acquisition proposal with Rockwell Collins or any of its subsidiaries.

Notwithstanding the foregoing, prior to obtaining shareowner approval, if Rockwell Collins receives a bona fide written acquisition proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of the merger agreement, then Rockwell Collins may:

•	contact the person or entity who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the Rockwell Collins Board (or any committee thereof) may inform itself about such acquisition proposal;

•	furnish information concerning its business, properties or assets to such person or entity or any of the representatives of the person or entity who has made such acquisition proposal pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to Rockwell Collins than those contained in the confidentiality agreement, dated as of May 24, 2017, between UTC and Rockwell Collins; provided, that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other person or entity than those contained in the confidentiality agreement between UTC and Rockwell Collins, Rockwell Collins will promptly (and in any case within 24 hours) provide UTC notice and a copy of such provisions, if any, and upon such notice, the confidentiality agreement between UTC and Rockwell Collins will be deemed to be automatically (and permanently) amended to delete the standstill provisions or conform the provisions with such more favorable provisions, as applicable; and

•	negotiate and participate in discussions and negotiations with such person or entity or any of the representatives of the person or entity concerning such acquisition proposal if, in the case of the circumstances described in the immediately preceding clause of this bullet and the prior bullet point, the Rockwell Collins Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to constitute or result in a “superior proposal,” which term refers to a bona fide written acquisition proposal (except that references to “20% or more” in the definition of acquisition proposal are replaced with references to “more than 50%”) that the Rockwell Collins Board determines in good faith (1) to be reasonably likely to be completed if accepted and (2) to be more favorable to Rockwell Collins shareowners from a financial point of view than the merger and the other transactions contemplated by the merger agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the merger agreement, and any changes to the terms of the merger agreement offered by UTC in response to such acquisition proposal.

Rockwell Collins will (1) promptly (and in any case within 24 hours) provide UTC notice (a) of the receipt of any acquisition proposal, which notice will include a complete, unredacted copy of all written proposals, written indications of interest and/or draft agreements relating to, and/or other written materials that describe any of the terms and conditions of the acquisition proposal and (b) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, Rockwell Collins or any of its representatives concerning an acquisition proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (2) promptly (and in any case within 24 hours) make available to UTC copies of all material non-public information, including copies of written materials made available by Rockwell Collins to the proposing party but not previously made available to UTC and (3) keep UTC informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such acquisition proposal or other inquiry, offer, proposal or request, providing to UTC copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such acquisition proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such acquisition proposal or other inquiry, offer, proposal or request. Rockwell Collins and its subsidiaries will not enter into any agreement with any person or entity that prohibits Rockwell Collins from providing any information to UTC in accordance with the foregoing provisions.

Adverse Recommendation Change; Certain Prohibited Actions

Except as permitted by the merger agreement in the case of a superior proposal or an intervening event (in each case, as described below), neither the Rockwell Collins Board, nor any committee thereof will (1) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify the Rockwell Collins Board’s recommendation that the shareowners adopt the merger agreement and approve the merger, in each case in a manner adverse to UTC or Merger Sub, (2) approve, authorize, declare advisable or recommend any acquisition proposal or (3) adopt, authorize, declare advisable or approve, or publicly propose to adopt or approve, or allow Rockwell Collins or any of its subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any acquisition proposal (other than a confidentiality agreement permitted as described above in “—No Solicitation”).

Superior Proposal

Subject to the non-solicitation obligations described above and the obligations further described in this paragraph, if, prior to receipt of the shareowner approval, the Rockwell Collins Board receives an acquisition proposal that it determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a superior proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of the merger agreement, the Rockwell Collins Board may (1) effect an adverse recommendation change or (2) terminate the merger agreement pursuant to the termination provisions as described below in order to enter into a definitive agreement providing for such superior proposal if, in each case, (a) the Rockwell Collins Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (b) Rockwell Collins has notified UTC in writing that it intends to effect an adverse recommendation change or terminate the merger agreement pursuant to the termination provisions as described below, (c) Rockwell Collins has provided UTC a copy of the proposed definitive agreements and other proposed transaction documentation between Rockwell Collins and the person or entity making such superior proposal, if any, (d) for a period of four days following the notice delivered pursuant to clause (b) above, Rockwell Collins will have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent UTC desires to negotiate) with UTC’s representatives any proposed modifications to the terms and conditions of the merger agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the Rockwell Collins Board under applicable law (provided that any amendment to any material term or condition of any superior proposal will require a new notice and a new negotiation period that will expire on the later to occur of (x) two days following delivery of such new notice from Rockwell Collins to UTC and (y) the expiration of the original four-day period described in clause (d) above), and (e) no earlier than at the end of such negotiation period, the Rockwell Collins Board will have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that (x) the acquisition proposal that is the subject of the notice described in clause (b) above still constitutes a superior proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under applicable law (provided that any purported termination of the merger agreement pursuant to this sentence shall be void and of no force and effect unless Rockwell Collins has paid UTC the termination fee in accordance with the termination provisions of the merger agreement prior to or substantially concurrently with such termination).

Intervening Event

Subject to the non-solicitation obligations described above and the obligations further described in this paragraph, other than in connection with a superior proposal and prior to the shareowner approval, the Rockwell

Collins Board may, in response to an intervening event, withdraw, qualify, or modify, or publicly propose to withdraw, qualify or modify, the Rockwell Collins recommendation only if (1) the Rockwell Collins Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (2) Rockwell Collins has notified UTC in writing that it intends to effect such adverse recommendation change (which notice will specify the facts and circumstances providing the basis of the intervening event and for the determination of the Rockwell Collins Board to effect such adverse recommendation change in reasonable detail), (3) for a period of four days following the notice delivered pursuant to clause (2) above, Rockwell Collins will have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent UTC desires to negotiate) with UTC’s representatives any proposed modifications to the terms and conditions of the merger agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties of the Rockwell Collins Board under applicable law (it being understood and agreed that any material change to the relevant facts and circumstances will require a new notice and a new negotiation period that will expire on the later to occur of (a) two days following delivery of such new notice from Rockwell Collins to UTC and (b) the expiration of the original four-day period described above in this clause (3)), and (4) no earlier than at the end of such negotiation period, the Rockwell Collins Board will have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law. An intervening event is defined as a material event or circumstance that was not known (or if known, the consequences of which were not known) to the Rockwell Collins Board on the date of the merger agreement, and becomes known to the Rockwell Collins Board prior to shareowner approval, except that in no event will any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an acquisition proposal constitute an intervening event.

Subject to Rockwell Collins’ obligations with respect to the Rockwell Collins recommendation, as summarized in the section above, its obligations with respect to effecting an adverse recommendation change as summarized above, and its obligations with respect to publicity related to the transactions contemplated by the merger agreement, nothing in the merger agreement prohibits Rockwell Collins or the Rockwell Collins Board from (1) disclosing to its shareowners a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (2) making any disclosure to its shareowners if the Rockwell Collins Board determines in good faith, after consultation with its outside legal counsel, that its failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law; provided, however, that the obligations with respect to the adverse recommendation change, intervening event and termination provisions described above will not be affected by this provision and any such disclosure (other than issuance by Rockwell Collins of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Rockwell Collins Board with respect to the merger agreement or an acquisition proposal will be deemed to be an adverse recommendation change unless the Rockwell Collins Board in connection with such communication publicly states that its recommendation with respect to the merger agreement has not changed.

Employee Benefits Matters

For the period beginning at the completion of the merger and ending on the one-year anniversary of the completion of the merger, employees who are actively employed by or on a legally protected or approved leave of absence from Rockwell Collins or any of its subsidiaries immediately prior to the completion of the merger (such employees are referred to as covered employees), will be provided by UTC or any of its subsidiaries, for so long as such covered employees remain employees of UTC or any of its subsidiaries, with compensation (including salary or base rate of compensation, annual cash bonus opportunities, commissions and severance) and benefits that are substantially comparable in value, in the aggregate, to the compensation (excluding any retention, change of control, transaction or similar bonuses) and benefits (excluding any defined benefit pension plan but including any retiree medical and life insurance benefits) being provided by Rockwell Collins or its subsidiaries to covered employees immediately prior to the completion of the merger, except that, effective on or after January 1, 2019, UTC may modify the compensation and benefits provided to legacy B/E Aerospace employees to make the compensation and benefits provided to such legacy B/E Aerospace employees substantially comparable in value, in the aggregate, to those provided to other similarly situated employees of Rockwell Collins and its subsidiaries (other than such legacy B/E Aerospace employees) immediately prior to the completion of the merger.

If any covered employee first becomes eligible to participate under any UTC benefit plan following the completion of the merger, UTC will use commercially reasonable efforts to (1) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any covered employee under any UTC benefit plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar material employee benefit plan of Rockwell Collins, which is referred to as a Rockwell Collins benefit plan, that the covered employee participated in immediately prior to coverage under the UTC benefit plan and (2) provide each covered employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the covered employee’s coverage under any UTC benefit plan during the plan year in which such covered employee first becomes eligible to participate under such UTC benefit plan, to the same extent such credit was given under any similar Rockwell Collins benefit plan that covered employee participated in immediately prior to coverage under the UTC benefit plan, in satisfying any applicable copayment, deductible or out-of-pocket requirements under the UTC benefit plan for the plan year in which such covered employee becomes eligible to participate under such UTC benefit plan.

As of the completion of the merger, UTC will recognize all service of each covered employee prior to the completion of the merger, to Rockwell Collins (or any of its predecessor entities or subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such covered employee received, immediately before the completion of the merger, credit for such service under any similar Rockwell Collins benefit plan in which such covered employee participated immediately prior to the completion of the merger; provided that service of each covered employee prior to the completion of the merger will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (1) non-elective employer contributions under any plan of UTC under Section 401(k) of the Code, (2) UTC retiree medical program in which any covered employee participates after the completion of the merger or (3) any UTC benefit plan that is grandfathered or frozen for which similarly situated employees of UTC and its affiliates do not receive service credit. In no event will there be any duplication of benefits for the same period of service.

Rockwell Collins and its subsidiaries will use reasonable best efforts to satisfy all legal or contractual requirements to provide notice to, or carry out any consultation procedure with, any employee or groups of employees of Rockwell Collins or any of its subsidiaries, or any labor or trade union, labor organization or works council, which is representing any employee of Rockwell Collins or any of its subsidiaries, in connection with the transactions contemplated by the merger agreement.

Pursuant to the merger agreement, Rockwell Collins may establish a cash-based retention bonus program in the aggregate amount of $16 million, to be allocated among 162 employees previously identified to UTC, which may include certain executive officers, plus up to 30 additional employees, provided that such additional group may not include any executive officer who is party to a change of control agreement or any other employee who is covered by the Rockwell Collins Change in Control Severance Plan.

Financing and Financing Cooperation

UTC’s obligation to complete the merger is not conditioned upon its obtaining financing. UTC will, and will cause its subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to complete financing of the merger. UTC has agreed to keep Rockwell Collins reasonably informed on a timely basis of the status of UTC’s efforts to obtain financing. Rockwell Collins will, and will cause its subsidiaries to, and will use its reasonable best efforts to, on a timely basis, upon the reasonable request of UTC, provide reasonable cooperation in connection with any financing in connection with the merger and the other transactions contemplated by the merger agreement.

Directors’ and Officers’ Indemnification and Insurance

The parties have agreed that all rights, existing at the time of the merger agreement, to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the completion of the merger, in favor of the current or former directors or officers of Rockwell Collins as provided in the certificate of incorporation or the by-laws of Rockwell Collins or in any indemnification contract between such directors or officers and Rockwell Collins will survive the merger and will continue in full force and effect.

For 6 years after the completion of the merger, UTC will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation or the by-laws of Rockwell Collins as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of Rockwell Collins; provided that all rights to indemnification in respect of any claim made for indemnification within such 6-year period will continue until the disposition of such action or resolution of such claim.

Prior to the completion of the merger, Rockwell Collins will (or, if Rockwell Collins is unable to, after the completion of the merger, UTC will cause the surviving corporation to) purchase a 6-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Rockwell Collins’ existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and UTC will cause such policy to be maintained in full force and effect, for its full term, and no other party will have any further obligation to purchase or pay for insurance; provided that Rockwell Collins will not pay, and UTC will not be required to pay, in excess of 300% of the last annual premium paid by Rockwell Collins prior to the date of the merger agreement in respect of such “tail” policy. If Rockwell Collins or the surviving corporation for any reason fails to obtain such “tail” insurance policies prior to, as of or after the completion of the merger, UTC will, for 6 years from the completion of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Rockwell Collins with respect to matters arising on or before the completion of the merger, again without UTC being required to pay annual premiums in excess of 300% of the last annual premium paid by Rockwell Collins prior to the date of the merger agreement in respect of the coverage required to be obtained, but in such case UTC will purchase as much coverage as reasonably practicable for such amount.

Other Covenants and Agreements

The merger agreement contains additional covenants and agreements relating to, among other matters:

•	consultation and consent rights regarding any press releases or other public statements with respect to the merger agreement, the merger, or the other transactions contemplated by the merger agreement;

•	certain additional employee and employee benefit matters;

•	the conduct of Merger Sub;

•	certain reporting requirements under Section 16(a) of the Exchange Act;

•	the treatment and payoff of certain outstanding indebtedness;

•	the approval for the listing of the UTC common stock to be issued in connection with the merger on the NYSE;

•	the delisting of Rockwell Collins common stock;

•	eliminating any applicability of state takeover laws;

•	notice, cooperation and coordination relating to transaction-related litigation, if any;

•	resignations of Rockwell Collins directors;

•	the coordination by both parties to designate the record dates and payment dates for Rockwell Collins’ quarterly dividends to coincide with the record dates and payment dates for UTC’s quarterly dividends; and

•	cooperation and assistance by Rockwell Collins of UTC’s effort to obtain certain trademarks.

Conditions to the Merger

Conditions to the Obligations of the Parties to Complete the Merger

The obligations of each of UTC, Merger Sub and Rockwell Collins to complete the merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	Rockwell Collins having obtained the shareowner approval;

•	the shares of UTC common stock to be issued in connection with the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having become effective under the Securities Act, and not being the subject of any stop order or any legal, administrative or other similar proceedings or actions by or before the SEC seeking a stop order;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger having expired or early termination thereof having been granted, and any authorization or consent from a governmental authority required to be obtained with respect to the merger under any antitrust laws in the European Union, Brazil, Canada, China, Chile, Japan, Mexico, the Philippines, Russia, South Korea, Taiwan, Turkey, South Africa (if required) and the foreign investment laws of France, having been obtained and remaining in full force and effect, in each case without the imposition, individually or in the aggregate, of an unacceptable condition (see the definition of “unacceptable condition” on page 109); and

•	no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the merger agreement having the effect of (1) enjoining or otherwise prohibiting the completion of the merger (referred to as a restraint) or (2) resulting, individually or in the aggregate, in an unacceptable condition.

Conditions to the Obligations of Each of UTC and Merger Sub to Complete the Merger

In addition, the obligations of each of UTC and Merger Sub to complete the merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•

the representations and warranties of Rockwell Collins set forth in the merger agreement with respect to (1)(a) certain matters relating to capitalization and outstanding equity awards, and (b) the non-occurrence of a material adverse effect on Rockwell Collins being true and correct in all respects (other than de minimis inaccuracies with respect to the foregoing clause (1)(a)) and (2) authorization and issuance of Rockwell Collins common stock, the corporate power and authority of Rockwell Collins, actions of the Rockwell Collins Board, required shareowner approval of the merger proposal, the inapplicability of anti-takeover laws, brokers and transaction-related fees and expenses, opinions from financial advisors and no waivers in accordance with the terms of the Rockwell Collins-B/E Aerospace merger agreement shall be true and correct in all material respects, without giving effect to qualifications with respect to materiality or material adverse effects on Rockwell Collins, in the case of clauses (1) and (2), as of the closing date of the merger (or, in the case of representations and warranties made as of a specific date, as of such date), such representations and warranties listed in clauses (1) and (2) being referred to as the Rockwell Collins fundamental representations and warranties;

•	all other representations and warranties of Rockwell Collins set forth in the merger agreement (other than the Rockwell Collins fundamental representations and warranties), without giving effect to qualifications in such representations and warranties with respect to materiality or material adverse effect on Rockwell Collins, being true and correct as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date), except where failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Rockwell Collins;

•	Rockwell Collins having performed or complied in all material respects with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger;

•	since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Rockwell Collins; and

•	UTC having received a certificate from an executive officer of Rockwell Collins certifying that the above conditions have been satisfied.

Conditions to the Obligation of Rockwell Collins to Complete the Merger

In addition, the obligation of Rockwell Collins to complete the merger is subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	the representations and warranties of UTC and Merger Sub set forth in the merger agreement with respect to (1) certain matters relating to capitalization and the occurrence of material adverse effect on UTC being true and correct in all respects (other than, the case of capitalization, de minimis inaccuracies) and (2) the authorization and issuance of UTC common stock, outstanding equity awards, capitalization of Merger Sub, corporate authorization of the merger agreement, no requirement for shareowner adoption of the merger agreement and brokers and transaction-related fees and expenses being true and correct in all material respects, without giving effect to qualifications with respect to materiality or material adverse effects on UTC, in the case of clauses (1) and (2), as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date), such representations and warranties listed in clauses (1) and (2) being referred to as the UTC fundamental representations and warranties;

•	all other representations and warranties of UTC and Merger Sub set forth in the merger agreement (other than the UTC fundamental representations and warranties), without giving effect to qualifications in such representations and warranties with respect to materiality or material adverse effect on UTC, being true and correct as of the closing date (or, in the case of representations and warranties made as of a specific date, as of such date), except where failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on UTC;

•	UTC and Merger Sub having performed or complied in all material respects with each of their respective obligations required under the merger agreement to be performed or complied with on or prior to the closing of the merger;

•	since the date of the merger agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on UTC; and

•	Rockwell Collins having received a certificate from an executive officer of UTC certifying that the above conditions have been satisfied.

Termination

The merger agreement may be terminated at any time prior to the completion of the merger, before or after approval is obtained from the Rockwell Collins shareowners is obtained (except as expressly noted otherwise), as follows:

•	by the mutual written consent of UTC and Rockwell Collins;

•	by either UTC or Rockwell Collins if:

•	the merger has not been completed on or before 5:00 p.m. (New York time) on September 4, 2018; except that if, on such date, any of the conditions of the closing set forth above in the fourth and fifth bullets of “—Conditions to the Merger—Conditions to the Obligations of the Parties to Complete the Merger” (in the case of clause (1) in the fifth bullet, to the extent any such restraint is in respect of an antitrust law) will not have been fulfilled but all other conditions to the closing either have been fulfilled or would have been fulfilled if the closing were to occur on such date, then such date will automatically be extended to March 4, 2019 (such date, as extended if applicable, is referred to herein as the termination date) except where the party seeking to terminate this agreement for this reason has committed a material breach of any of its obligations under the merger agreement and such material breach was the principal cause of or principally resulted in the failure of the completion of the merger on or before such date (this termination right is referred to herein as the end date termination right);

•	(1) any governmental authority of competent jurisdiction has issued or entered any order or enacted any law after the date of the merger agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, and in the case of such order, such order will have become final and non-appealable, or (2) any authorization or consent from a governmental authority required to be obtained has been denied and such denial has become final and non-appealable, provided that the right to terminate the merger agreement is not available to a party if a material breach by such party has been the principal cause of or principally resulted in the issuance of such order or denial of such consent; or

•	the shareowner approval has not been obtained upon a vote taken at the special meeting duly convened therefor or at any adjournment or postponement thereof;

•	by Rockwell Collins if:

•	UTC breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a closing condition regarding (1) the accuracy of UTC’s representations or warranties or (2) the performance or compliance in all material respects with UTC’s obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger, and, in each case, such breach or failure to perform is incapable of being cured by the termination date or, if capable of being cured, will not have been cured prior to the earlier of the termination date and the date that is 30 days after delivery of notice by Rockwell Collins to UTC of such breach or failure to perform, except that Rockwell Collins will not have the right to terminate the merger agreement for this reason if Rockwell Collins is then in material breach of any of its obligations under the merger agreement, resulting in the failure of a closing condition regarding its performance or compliance with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger; or

•	prior to shareowner approval, Rockwell Collins enters into a definitive agreement with respect to a superior proposal, to the extent permitted by, and subject to the conditions described further above in “—Covenants and Agreements—No Solicitation;—Superior Proposal” beginning on pages 109 and 111, respectively, provided that Rockwell Collins pays to UTC the termination fee;

•	by UTC if:

•	Rockwell Collins breaches or fails to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement, which breach or failure to perform would result in the failure of a closing condition regarding (1) the accuracy of Rockwell Collins’ representations or warranties or (2) the performance or compliance in all material respects with Rockwell Collins’ obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger, and, in each case, such breach or failure to perform is incapable of being cured by the termination date or, if capable of being cured, will not have been cured prior to the earlier of the termination date and the date that is 30 days after delivery of notice by UTC to Rockwell Collins of such breach or failure to perform, except that UTC will not have the right to terminate the merger agreement for this reason if UTC is then in material breach of any of its obligations under the merger agreement, resulting in the failure of a closing condition regarding its performance or compliance with its obligations under the merger agreement required to be performed or complied with on or prior to the closing of the merger (this termination right is referred to herein as the breach termination right); or

•	prior to shareowner approval, Rockwell Collins makes an adverse recommendation change, fails to include in this proxy statement/prospectus its recommendation to vote in favor of the merger proposal, materially violates or breaches its non-solicitation obligations, fails to publicly reaffirm its recommendation within 10 days of receipt of a written request by UTC to provide such reaffirmation following receipt by Rockwell Collins of an acquisition proposal that is publicly announced and not withdrawn or failed to recommend against any acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act within 10 days after the commencement of such tender or exchange offer (this termination right is referred to as the recommendation change termination right).

Effect of Termination

If the merger agreement is terminated as described above, the terminating party must provide written notice to the other party specifying the provisions of the merger agreement pursuant to which the termination is being made, and the merger agreement will be null and void and of no effect, without liability on the part of any party, and the rights and obligations of any party will cease, except that obligations with respect to certain provisions of the merger agreement will survive the termination of the merger agreement, including that:

•	no termination will relieve any party of any liability or damages resulting from any intentional breach of its obligations under the merger agreement prior to such termination or fraud, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, including liability for damages (taking into account all relevant factors, including the loss of benefit of the merger to the party, any lost shareowner premium, any lost synergies, the time value of money and any benefit to the breaching party or its shareowners arising from such intentional breach or fraud); and

•	the confidentiality agreement entered into by UTC and Rockwell Collins in connection with entering into the merger and the provisions of the merger agreement with respect to the indemnification of Rockwell Collins by UTC regarding financing, intellectual property matters, the effect of termination, termination fees, amendment, extension and waiver and general provisions of interpretation and construction will survive any termination of the merger agreement.

Under the merger agreement, intentional breach means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of the merger agreement.

Termination Fee and Expense Reimbursement

The merger agreement provides for the payment of a termination fee in connection with a termination of the merger agreement under the following circumstances:

•	Rockwell Collins will pay to UTC $695 million:

•	on the date of the completion of, or entry into a definitive agreement with respect to, an acquisition proposal, if (1) UTC terminates the merger agreement pursuant to the breach termination right on the basis of a breach of a covenant or agreement contained in the merger agreement or (2) either party terminates the agreement pursuant to the end date termination right or failure of Rockwell Collins to obtain the shareowner approval, and, in any such case, after the execution of the merger agreement and prior to the termination of the merger agreement (or prior to the special meeting in the case of failure to obtain the shareowner approval), an acquisition proposal (with regard to 50% of the voting power, consolidated assets, revenues or net income of Rockwell Collins) is publicly disclosed or, in certain circumstances, otherwise made known to the Rockwell Collins Board, and not withdrawn (publicly, if disclosed publicly) and, within 12 months of such termination, Rockwell Collins completes an acquisition proposal or enters into a definitive agreement with respect to an acquisition proposal (regardless of when or whether such transaction is completed);

•	immediately prior to or substantially concurrently with termination, if Rockwell Collins terminates the merger agreement in order to enter into a definitive agreement with respect to a superior proposal in accordance with the non-solicitation provisions in the merger agreement; or

•	promptly, and in no event later than two business days after termination, if UTC terminates the merger agreement pursuant to the recommendation change termination right.

In no event will Rockwell Collins be required to pay a termination fee on more than one occasion.

In addition to the termination fee described above, the merger agreement provides for expense reimbursements in connection with the termination of the merger agreement under the following circumstances:

•	If the merger agreement is terminated by UTC or Rockwell Collins due to the failure of Rockwell Collins to obtain the shareowner approval, Rockwell Collins will reimburse UTC for reasonable and documented out-of-pocket costs and expenses incurred by UTC and Merger Sub (including all fees and expenses incurred in connection with financing of the transactions contemplated by the merger agreement and fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred in connection with the merger agreement) in an amount not to exceed $50 million. Payment of the expense reimbursements by Rockwell Collins does not affect UTC’s right to receive any applicable termination fee, but does reduce on a dollar-for-dollar basis any termination fee that becomes payable.

UTC’s right to receive the termination fee and expense reimbursement, will, in circumstances in which the termination fee or expense reimbursement is payable and is paid in full, be the sole and exclusive monetary remedy of UTC against Rockwell Collins and its subsidiaries and representatives for all losses and damages suffered as a result of the failure of the transactions contemplated by the merger agreement to be completed or a breach or failure to perform under the merger agreement or otherwise, except (1) in the event of fraud or an intentional breach by Rockwell Collins, (2) for UTC’s right to receive the applicable termination fee less the applicable expense reimbursement under certain circumstances and (3) that if Rockwell Collins fails to timely pay any termination fee or expense reimbursement due pursuant to the merger agreement, Rockwell Collins will be obligated to pay any costs and expenses (including reasonable attorneys’ fees), together with interest, in connection with any suit brought by UTC that results in a judgment against Rockwell Collins for the payment of such termination fee or expense reimbursement.

Expenses

Except as otherwise described under “—Termination Fee and Expense Reimbursement” above and except for filing fees required under any antitrust law, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses, whether or not the merger is completed.

Amendment and Waiver

Amendment

The merger agreement may be amended by mutual agreement of the parties in writing, except that (1) no amendment may be made after receipt of the shareowner approval if such amendment would require, in accordance with applicable law or the rules of any stock exchange, further approval of Rockwell Collins shareowners or UTC shareowners, as applicable, without such further approval of such shareowners, (2) no amendment or change may be made that is not permitted under applicable law and (3) no amendment or waiver may be made that is materially adverse to the rights of UTC’s financing sources under the merger agreement relating to amendment, status as third-party beneficiaries, waiver of jury trial, governing law, forum selection or liability with regard to legal, administrative or other similar proceedings or actions related to such financing sources, without the written consent of UTC’s financing sources.

Waiver

At any time prior to the completion of the merger, subject to applicable law, the parties may:

•	extend the time for the performance of any obligation or other act of any other party to the merger agreement;

•	waive any inaccuracy in the representations and warranties of the other party to the merger agreement contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any agreement or condition contained in the merger agreement.

No failure or delay by any party in exercising any right under the merger agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the merger agreement. Any such extension or waiver will only be valid if set forth in an instrument in writing signed by the party or parties to be bound. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Third-Party Beneficiaries

The merger agreement is not intended to and will not confer upon any person or entity other than the parties thereto any rights or remedies, except for:

•	from and after the completion of the merger, the provisions of the merger agreement relating to indemnification and exculpation from liability for the current or former directors and officers of Rockwell Collins;

•	from and after the completion of the merger, the holders of Rockwell Collins common stock and Rockwell Collins equity awards (solely with respect to the provisions governing such holders’ rights to receive the merger consideration or related payments in respect of equity awards); and

•	UTC’s financing sources, with respect to amendment of the merger agreement, status as third-party beneficiaries, waiver of jury trial, governing law, forum selection and liability with regard to legal, administrative or other similar proceedings or actions related to such financing sources.

Governing Law; Jurisdiction; Waiver of Jury Trial

Governing Law; Jurisdiction

The merger agreement and all legal, administrative and other similar proceedings or actions (whether based on contract, tort or otherwise) arising out of or relating to the merger agreement or the actions of UTC, Merger Sub or Rockwell Collins in the negotiation, administration, performance and enforcement of the merger agreement, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that the provisions of any other agreement (including any commitment letter or definitive agreement relating to any financing) between any of UTC’s financing sources and UTC, Merger Sub or Rockwell Collins, all matters relating to any action or claim against any of UTC’s financing sources, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of UTC’s financing sources in anyway relating to the financing will be exclusively governed by, and construed in accordance with, the laws of the State of New York.

Rockwell Collins, on behalf of itself and its affiliates, has agreed that UTC’s financing sources will have no liability to Rockwell Collins or its affiliates (other than UTC and its subsidiaries) relating to or arising out of the merger agreement or the transactions contemplated thereby, including the financing of the transactions contemplated by the merger agreement, whether at law or equity, in contract, tort or otherwise, and that Rockwell Collins and its affiliates (other than UTC or its subsidiaries) will have no rights or claims against any of UTC’s financing sources under the merger agreement and any other agreement contemplated by, or entered into in connection with the transactions contemplated by the merger agreement, including any commitments by UTC’s financing sources in respect of financing the transactions contemplated by the merger agreement.

Waiver of Jury Trial

The parties have agreed to waive all rights to trial by jury in any action, proceeding or counterclaim arising out of or relating to the merger agreement, including in any action or proceeding against any of UTC’s financing sources.

Enforcement

The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party to the merger agreement does not perform the provisions of the merger agreement (including by failing to take such actions as are required of such party to complete the merger agreement) in accordance with the specified terms of the merger agreement or otherwise breaches the provisions of the merger agreement. Accordingly, the parties acknowledged and agreed that, prior to any termination of the merger agreement in accordance with the terms of the merger agreement, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement will not be required to provide any bond or other security in connection with any such order or injunction.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to the Rockwell Collins shareowners as part of a solicitation of proxies by the Rockwell Collins Board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Rockwell Collins shareowners with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of Rockwell Collins shareowners will be held at [        ] on [                    ], at [            ] a.m. Rockwell Collins intends to mail this proxy statement/prospectus and the enclosed form of proxy to its shareowners entitled to vote at the special meeting on or about [            ].

Purpose of the Special Meeting

At the special meeting, Rockwell Collins shareowners will be asked to consider and vote on the following:

1. Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of September 4, 2017, by and among United Technologies Corporation, Riveter Merger Sub Corp. and Rockwell Collins, Inc., and approve the merger contemplated thereby, which is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 50 and 96, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;

2. Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Rockwell Collins’ named executive officers in connection with the merger contemplated by the merger agreement, which is referred to as the merger-related compensation proposal; and

3. Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.

Completion of the merger is conditioned on the approval of the merger proposal.

Recommendation of the Rockwell Collins Board

On September 4, 2017, the Rockwell Collins Board approved the merger agreement, declared the merger agreement advisable and determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of Rockwell Collins and its shareowners. Accordingly, the Rockwell Collins Board unanimously recommends that Rockwell Collins shareowners vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.

Rockwell Collins shareowners should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

Rockwell Collins Record Date; Shareowners Entitled to Vote

Only holders of record of Rockwell Collins common stock at the close of business on [            ] will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

As of the close of business on the record date, there were [            ] shares of Rockwell Collins common stock outstanding and entitled to vote at the special meeting. Each share of Rockwell Collins common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the special meeting.

A complete list of shareowners entitled to vote at the special meeting will be available for examination by any Rockwell Collins shareowner in the Investor Relations department at Rockwell Collins’ corporate office at 400 Collins Road N.E., Cedar Rapids, Iowa for purposes pertaining to the special meeting, during ordinary business hours for a period of 10 days before the special meeting, and at the time and place of the special meeting.

Voting by Rockwell Collins’ Directors and Executive Officers

At the close of business on September 1, 2017, the most recent practicable date for which such information was available, Rockwell Collins directors and executive officers and their affiliates were entitled to vote 317,696 shares of Rockwell Collins common stock or less than 1% of the shares of common stock outstanding on that date. The number and percentage of shares of Rockwell Collins common stock owned by directors and executive officers of Rockwell Collins and their affiliates as of the record date are not expected to be meaningfully different from the number and percentage as of September 1, 2017. Rockwell Collins currently expects its directors and executive officers to vote their shares in favor of all proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so. The number of shares reflected above does not include shares subject to outstanding restricted stock awards or shares underlying outstanding RSU awards, stock options or DSU awards. For information with respect to restricted stock awards, RSU awards, stock options and DSU awards, please see “The Merger Agreement—Treatment of Equity Awards—Treatment of Restricted Stock Awards;—Treatment of Restricted Stock Unit Awards;—Treatment of Stock Options; and—Treatment of Deferred Stock Unit Awards” beginning on pages 98, 98, 98 and 99, respectively.

Quorum

The Rockwell Collins by-laws provide that the holders of a majority of the issued and outstanding stock of Rockwell Collins present either in person or by proxy will constitute a quorum for the transaction of business at the special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Required Vote

The required votes to approve the Rockwell Collins proposals are as follows:

•	The merger proposal requires the affirmative vote of the holders of a majority of the shares of Rockwell Collins common stock outstanding and entitled to vote (in person or by proxy) at the special meeting.

•

The merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, assuming a quorum. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Rockwell Collins or UTC. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Rockwell Collins’ named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

•	The adjournment proposal requires the affirmative vote of holders of a majority of the shares of Rockwell Collins common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal, regardless of whether a quorum is present.

Voting of Proxies by Holders of Record

If you were the record holder of your shares as of the record date, you may submit your proxy to vote by mail, by telephone or via the Internet. Note that if you hold your shares through the Rockwell Collins Retirement Savings Plan or the B/E Aerospace, Inc. Savings Plan, additional restrictions apply as described below under “How to Vote Your Rockwell Collins Retirement Savings Plan Shares or B/E Aerospace, Inc. Savings Plan Shares by Proxy.”

Voting via the Internet or by Telephone.

•	To submit your proxy via the Internet, go to the website listed on your enclosed proxy card. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call [ ]. Have your proxy card in hand when you call and then follow the instructions to vote your shares.

•	If you vote via the Internet or by telephone, you must do so no later than [ ] p.m. on [ ].

Voting by Mail. As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•	To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: [ ].

•	If you vote by mail, your proxy card must be received no later than [ ] p.m. on [ ].

How to Vote Your Rockwell Collins Retirement Savings Plan Shares or B/E Aerospace, Inc. Savings Plan Shares by Proxy

If shares of Rockwell Collins common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan, such shares will be voted by the respective plan trustee as directed by you. If you are not an employee of Rockwell Collins, or you are an employee but do not have regular computer access as an integral part of your job duties, you may direct the plan trustee on how to vote the shares allocated to your plan account by telephone, mail or via the Internet as described above. You may also direct the trustee on how to vote such shares by telephone, mail or via the Internet as described above if shares of common stock are allocated to your account under the B/E Aerospace, Inc. Savings Plan. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you are an employee of Rockwell Collins with regular computer access as an integral part of your job duties, you will receive an email with instructions on how to direct the plan trustee to vote the shares allocated to your account under the plan. If you direct the plan trustee on how to vote the shares allocated to your plan account by telephone or via the Internet, your voting instructions must be received before [            ] p.m. (Eastern Time) on [            ]. If you direct the plan trustee on how to vote the shares allocated to your plan account by mail, your voting instructions must be received before [            ] p.m.

(Eastern Time) on [            ]. If shares are allocated to your account under the Rockwell Collins Retirement Savings Plan and you do not timely submit your voting instructions by these deadlines or the deadlines contained in the email instructions, as applicable, the shares allocated to your plan account will be voted in the same proportion to the shares held in the applicable plan for which directions were timely received. If shares are allocated to your account under the B/E Aerospace, Inc. Savings Plan and you do not timely submit your voting instructions by these deadlines or the deadlines contained in the email instructions, as applicable, the trustee will not vote the shares unless otherwise required by law.

If shares of Rockwell Collins common stock are allocated to your account under one of the plans, you may attend the special meeting. However, shares held through the plans can only be voted by the respective plan trustee as described in the above paragraph, and you cannot vote such shares in person at the special meeting.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Rockwell Collins Board. In addition, as noted above, if you hold shares through the Rockwell Collins Retirement Savings Plan, you may attend the special meeting, but those shares can only be voted as described above and cannot be voted at the special meeting.

Treatment of Abstentions; Failure to Vote

For purposes of the special meeting, an abstention occurs when a Rockwell Collins shareowner attends the special meeting, either in person or by proxy, but abstains from voting.

•	For the merger proposal, if a Rockwell Collins shareowner present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect of a vote cast “AGAINST” such proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.

•	For the merger-related compensation proposal, if a Rockwell Collins shareowner present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” for such proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•	For the adjournment proposal, if a Rockwell Collins shareowner present in person at the special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” for such proposal. If a shareowner is not present in person at the special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (regardless of whether a quorum is present).

Shares Held in Street Name

If you are a Rockwell Collins shareowner and your shares are held in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Rockwell Collins or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Rockwell Collins common stock on behalf of their customers may not give a proxy to Rockwell Collins to vote those shares with respect to the merger proposal, the merger-related compensation proposal and the adjournment proposal without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Therefore, if you are a Rockwell Collins shareowner and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote AGAINST such proposal;

•	your broker, bank or other nominee may not vote your shares on the merger-related compensation proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present); and

•	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (regardless of whether a quorum is present).

Attendance at the Special Meeting and Voting in Person

Shareowners who wish to attend the special meeting will be required to present verification of ownership of Rockwell Collins common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued picture identification, such as a driver’s license or passport, to gain admittance to the special meeting.

If you are a shareowner of record and plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee, and you wish to vote in person at the special meeting, you must bring to the special meeting a legal proxy from the record holder of the shares (your broker, bank or other nominee) authorizing you to vote at the special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the special meeting.

Revocability of Proxies

Any shareowner of record giving a proxy has the power to revoke it. If you are a shareowner of record, you may revoke your proxy in any of the following ways:

•	By delivering, before [ ] p.m. on [ ], to Rockwell Collins’ Corporate Secretary (at Rockwell Collins’ executive offices at 400 Collins Road N.E., Cedar Rapids, Iowa) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•	By duly executing a subsequently dated proxy relating to the same shares of Rockwell Collins common stock and delivering it to Rockwell Collins’ Corporate Secretary at the address in the bullet above before [ ] p.m. on [ ];

•	By duly submitting a subsequently dated proxy relating to the same shares of Rockwell Collins common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before [ ] p.m. on [ ]; or

•	By attending the special meeting in person and voting such shares during the special meeting as described above, although attendance at the special meeting will not, by itself, revoke a proxy.

If shares of Rockwell Collins common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan and you did not receive email instructions on how to direct the plan trustee to vote the shares allocated to your account under the plan or if shares of Rockwell Collins common stock are allocated to your account under the B/E Aerospace, Inc. Savings Plan, you may revoke your directions to the plan trustee using any of the above methods (other than the fourth bullet above), but must do so before [            ] p.m. (Eastern time) on [            ] if you do so by telephone or via the Internet and your revocation must be received before [            ] p.m. (Eastern time) on [            ] if you do so by mail. If shares of Rockwell Collins common stock are allocated to your account under the Rockwell Collins Retirement Savings Plan and you received email instructions on how to direct the trustee to vote the shares allocated to your account under the plan, you should take the same actions detailed in these email instructions on how to direct the plan trustee to vote such shares to revoke such direction.

If your shares are held by a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

Solicitation

The Rockwell Collins Board is soliciting proxies for the special meeting from its shareowners. Rockwell Collins will bear the entire cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus, the proxy card and any additional materials furnished to shareowners. Proxies may be solicited by directors, officers and a small number of Rockwell Collins’ regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Rockwell Collins has retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $40,000 plus reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Rockwell Collins common stock of record for beneficial owners for forwarding to such beneficial owners. Rockwell Collins may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your proxy card, or have questions regarding the special meeting, please contact Rockwell Collins’ Shareowner Relations line at (561) 791-5000 or Innisfree M&A Incorporated at (877) 825-8772 (toll-free) or (212) 750-5833 (collect).

Your vote is very important regardless of the number of shares of Rockwell Collins common stock that you own. Please vote your shares via the Internet or by telephone, or sign, date and return a proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the special meeting in person.

Tabulation of Votes

Rockwell Collins has appointed Wells Fargo to serve as the Inspector of Election for the special meeting. Wells Fargo will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the meeting at which the adjournment was taken unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each shareowner of record entitled to vote at the meeting; or

•	if, after the adjournment, a new record date for determination of shareowners entitled to vote is fixed for the adjourned meeting, in which case the Rockwell Collins Board will fix as the record date for determining shareowners entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of shareowners entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each shareowner of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Special Meeting Proposals

Item 1. The Merger Proposal

(Item 1 on proxy card)

In the merger proposal, Rockwell Collins is asking its shareowners to adopt the merger agreement. Approval of the merger proposal by Rockwell Collins shareowners is required for completion of the merger.

The Rockwell Collins Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Item 2. The Merger-Related Compensation Proposal

(Item 2 on the proxy card)

In the merger-related compensation proposal, Rockwell Collins is asking its shareowners to approve, on an advisory basis, the merger-related compensation arrangements of Rockwell Collins’ named executive officers.

Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Rockwell Collins or UTC. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Rockwell Collins’ named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related compensation proposal.

The Rockwell Collins Board unanimously recommends a vote “FOR” the merger-related compensation proposal (Item 2).

Item 3. The Adjournment Proposal

(Item 3 on the proxy card)

The special meeting may be adjourned to another time or place from time to time, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal.

If, at the special meeting, the number of shares of common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Rockwell Collins intends to adjourn the special meeting in order to enable the Rockwell Collins Board to solicit additional proxies for approval of the merger proposal.

In the adjournment proposal, Rockwell Collins is asking its shareowners to authorize the holder of any proxy solicited by the Rockwell Collins Board to vote in favor of granting authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the shareowners approve the adjournment proposal, Rockwell Collins could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from shareowners who have previously voted.

The Rockwell Collins Board unanimously recommends a vote “FOR” the adjournment proposal (Item 3).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 4, 2017, UTC, Rockwell Collins and Merger Sub entered into a merger agreement that provides for the acquisition of Rockwell Collins by UTC. Subject to approval of Rockwell Collins shareowners and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, UTC will acquire Rockwell Collins through the merger of Merger Sub with and into Rockwell Collins, with Rockwell Collins surviving the merger and becoming a wholly owned subsidiary of UTC.

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the merger and the related financing transactions. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is based on the individual historical consolidated balance sheets of UTC and Rockwell Collins, and has been prepared to reflect the merger as if it occurred on June 30, 2017. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 combine the historical consolidated results of operations of UTC and Rockwell Collins, and have been prepared to reflect the merger as if it occurred on January 1, 2016, the first day of UTC’s 2016 fiscal year. UTC will account for the merger with Rockwell Collins as an acquisition of Rockwell Collins, with UTC being the acquiror for accounting purposes. In addition, the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 give effect to the acquisition by Rockwell Collins of B/E Aerospace as if that acquisition had occurred on January 1, 2016, as discussed below.

UTC’s fiscal year ends on December 31. Rockwell Collins operates on a 52/53 week fiscal year ending on the Friday closest to September 30. Rockwell Collins’ 2016 fiscal year was a 52-week year. For ease of presentation, September 30 is utilized consistently to represent the fiscal year end date of Rockwell Collins. Rockwell Collins’ quarterly periods similarly end on the Friday closest to December 31, March 31 and June 30, but are presented as December 31, March 31 and June 30 to represent the quarter end dates for ease of presentation. As a result of UTC’s and Rockwell Collins’ different fiscal years:

•	the unaudited pro forma condensed combined balance sheet as of June 30, 2017 combines UTC’s historical unaudited condensed consolidated balance sheet as of June 30, 2017, which was the end of its second fiscal quarter, and Rockwell Collins’ historical unaudited condensed consolidated statement of financial position as of June 30, 2017, which was the end of its third fiscal quarter;

•	the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 combines UTC’s historical unaudited condensed consolidated results of operations for the six months ended June 30, 2017, which was the end of UTC’s 2017 second fiscal quarter, and Rockwell Collins’ historical unaudited condensed consolidated results of operations for the six months ended June 30, 2017, which have been derived by subtracting from Rockwell Collins’ historical unaudited condensed consolidated statement of operations for the nine months ended June 30, 2017 its historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2016; and

•	the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 combines UTC’s historical consolidated audited results of operations for the year ended December 31, 2016, which was the end of UTC’s 2016 fiscal year, and Rockwell Collins’ historical condensed consolidated unaudited results of operations for the 12 months ended December 31, 2016, which have been derived by subtracting from Rockwell Collins’ historical consolidated statement of operations for the year ended September 30, 2016 its historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2015 and adding its historical unaudited condensed consolidated statement of operations for the three months ended December 31, 2016.

On April 13, 2017, Rockwell Collins completed the acquisition of B/E Aerospace, a leading manufacturer of aircraft cabin interior products and services. The values presented as Historical Rockwell Collins, Inc., in the unaudited pro forma condensed combined balance sheet as of June 30, 2017 reflect Rockwell Collins’ preliminary estimates of the fair value of the assets and liabilities assumed as a result of the acquisition of B/E Aerospace. The values presented as Historical Rockwell Collins, Inc., in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 do not include the results of operations of B/E Aerospace. Additionally, the values presented as Historical Rockwell Collins, Inc., in the accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 do not include the results of operations of B/E Aerospace for the period of January 1, 2017 through April 12, 2017, prior to the acquisition of B/E Aerospace by Rockwell Collins. Accordingly, values presented as Historical B/E Aerospace in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 were derived from the B/E Aerospace consolidated financial statements within Rockwell Collins’ Current Report on Form 8-K, filed on April 13, 2017. Values presented as Historical B/E Aerospace for the period of January 1, 2017 through April 12, 2017, prior to the acquisition of B/E Aerospace by Rockwell Collins, in the accompanying unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017, were derived from the B/E Aerospace consolidated financial statements within Rockwell Collins’ Current Report on Form 8-K, filed on October 10, 2017 and the historical records of B/E Aerospace. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 give effect to Rockwell Collins’ acquisition of B/E Aerospace as if that acquisition had occurred on January 1, 2016.

The historical condensed consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of UTC and Rockwell Collins. The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any such cost savings, operating synergies and revenue synergies.

The unaudited pro forma condensed combined financial information is for informational purposes only and is not necessarily indicative of what the actual financial results of UTC would have been had the merger occurred on the dates or for the periods indicated, nor do they purport to project the financial results of UTC for any future periods or as of any date. The unaudited pro forma condensed combined financial information contains estimated adjustments, which are based on information currently available to management; accordingly, such adjustments are subject to change and the impact of such changes may be material. Although UTC and Rockwell Collins have entered into the merger agreement, there can be no assurance that the merger will be completed on the terms set forth in the merger agreement or at all.

The unaudited pro forma condensed combined financial information should be read in conjunction with the notes to the unaudited pro forma condensed combined financial information, as well as the following documents. Please see “Where You Can Find More Information” beginning on page 169.

•	UTC’s consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2016 and UTC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017;

•	Rockwell Collins’ consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended September 30, 2016 and Rockwell Collins’ Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2017, December 31, 2016 and December 31, 2015; and

•	B/E Aerospace’s consolidated financial statements and related notes thereto for the year ended December 31, 2016 contained in Rockwell Collins’ Current Report on Form 8-K filed April 13, 2017 and B/E Aerospace’s unaudited condensed consolidated financial statements as of and for the quarter ended March 31, 2017 contained in Rockwell Collins’ Current Report on Form 8-K filed October 10, 2017.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2017

(Dollars in millions)	Historical United Technologies Corporation	Historical Rockwell Collins, Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Cash and cash equivalents	$9,345	$578	$(646)	3.a	$9,277
Accounts receivable, net	12,597	1,644	(1)	3	14,240
Inventories and contracts in progress, net	9,860	2,506	(853)	3.b	11,513
Other assets, current	1,027	167	—		1,194

Total Current Assets	32,829	4,895	(1,500)		36,224

Customer financing assets	1,701	—	—		1,701
Future income tax benefits	1,817	29	(337)	3.f	1,509
Fixed assets	20,309	2,816	(1,249)	3.c	21,876
Less: Accumulated depreciation	(10,834)	(1,488)	1,488	3.c	(10,834)

Fixed assets, net	9,475	1,328	239	3.c	11,042

Goodwill	27,587	8,602	12,685	3.d	48,874
Intangible assets, net	15,881	2,997	7,603	3.e	26,481
Other assets	5,503	500	—		6,003

Total Assets	$94,793	$18,351	$18,690		$131,834

Liabilities and Equity
Short-term borrowings	$682	$362	$—		$1,044
Accounts payable	8,542	787	(1)	3	9,328
Accrued liabilities	12,634	1,576	234	3.g	14,444
Long-term debt currently due	2,061	149	—		2,210

Total Current Liabilities	23,919	2,874	233		27,026

Long-term debt	23,883	7,268	14,579	3.h	45,730
Future pension and postretirement benefit obligations	5,249	1,523	(289)	3.i	6,483
Other long-term liabilities	11,181	1,077	2,341	3.f, 3.j	14,599

Total Liabilities	64,232	12,742	16,864		93,838

Redeemable noncontrolling interest	406	—	—		406
Shareowners’ Equity:
Common Stock	17,372	4,544	(603)	3.k	21,313
Treasury Stock	(35,516)	(814)	4,593	3.k	(31,737)
Retained earnings	54,640	3,679	(3,970)	3.k	54,349
Unearned ESOP shares	(90)	—	—		(90)
Accumulated other comprehensive loss	(7,964)	(1,806)	1,806	3.k	(7,964)

Total Shareowners’ Equity	28,442	5,603	1,826		35,871
Noncontrolling interest	1,713	6	—		1,719

Total Equity	30,155	5,609	1,826		37,590

Total Liabilities and Equity	$94,793	$18,351	$18,690		$131,834

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 135.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2017

(Dollars in millions, except per share amounts; shares in millions)	Historical United Technologies Corporation	Historical Rockwell Collins, Inc.	Historical B/E Aerospace January 1 - April 12, 2017	Pro Forma Adjustments	Notes	Pro Forma Combined
Net Sales:
Revenues	$—	$—	$823	$(823)	3	$—
Product sales	20,298	2,955	—	791	3.l	24,044
Service sales	8,797	481	—	16	3.l	9,294

	29,095	3,436	823	(16)		33,338

Costs and Expenses:
Cost of sales	—	—	506	(506)	3.m	—
Cost of products sold	15,170	2,131	—	466	3.m	17,767
Cost of services sold	6,007	323	—	8	3.m	6,338
Research and development	1,186	—	83	126	3.n	1,395
Transaction and integration costs	—	80	—	(80)	3.o	—
Selling, general and administrative	3,020	355	246	(78)	3.p	3,543

	25,383	2,889	835	(64)		29,043
Other income, net	845	9	—	(17)	3.q	837

Operating profit	4,557	556	(12)	31		5,132
Interest expense, net	439	102	26	294	3.r	861

Income from continuing operations before income taxes	4,118	454	(38)	(263)		4,271
Income tax expense	1,118	107	(42)	(101)	3.s	1,082

Net income from continuing operations	3,000	347	4	(162)		3,189
Less: Noncontrolling interest in subsidiaries’ earnings from continuing operations	175	—	—	—		175

Income from continuing operations attributable to UTC common shareowners	$2,825	$347	$4	$(162)		$3,014

Income from continuing operations per basic share attributable to UTC common shareowners	$3.57					$3.51
Income from continuing operations per diluted share attributable to UTC common shareowners	$3.53					$3.47
Basic weighted average number of shares outstanding	791.1			68.6	2.c, 3.t	859.7
Diluted weighted average number of shares outstanding	800.4			68.6	2.c, 3.t	869.0

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 135.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016

(Dollars in millions, except per share amounts; shares in millions)	Historical United Technologies Corporation	Historical Rockwell Collins, Inc.	Historical B/E Aerospace	Pro Forma Adjustments	Notes	Pro Forma Combined
Net Sales:
Revenues	$—	$—	$2,933	$(2,933)	3	$—
Product sales	40,735	4,423	—	2,826	3.l	47,984
Service sales	16,509	860	—	70	3.l	17,439

	57,244	5,283	2,933	(37)		65,423

Costs and Expenses:
Cost of sales	—	—	1,800	(1,800)	3.m	—
Cost of products sold	30,325	3,022	—	2,057	3.m	35,404
Cost of services sold	11,135	600	—	27	3.m	11,762
Research and development	2,337	—	291	166	3.n	2,794
Selling, general and administrative	6,060	634	336	(38)	3.p	6,992

	49,857	4,256	2,427	412		56,952
Other income, net	785	23	—	(1)	3.q	807

Operating profit	8,172	1,050	506	(450)		9,278
Interest expense, net	1,039	69	91	603	3.r	1,802

Income from continuing operations before income taxes	7,133	981	415	(1,053)		7,476
Income tax expense	1,697	242	104	(381)	3.s	1,662

Net income from continuing operations	5,436	739	311	(672)		5,814
Less: Noncontrolling interest in subsidiaries’ earnings from continuing operations	371	—	—	—		371

Income from continuing operations attributable to UTC common shareowners	$5,065	$739	$311	$(672)		$5,443

Income from continuing operations per basic share attributable to UTC common shareowners	$6.19					$6.14
Income from continuing operations per diluted share attributable to UTC common shareowners	$6.13					$6.08
Basic weighted average number of shares outstanding	818.2			68.6	2.c, 3.t	886.8
Diluted weighted average number of shares outstanding	826.1			68.6	2.c, 3.t	894.7

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 135.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1: Description of the Transaction and Basis of Presentation

On September 4, 2017, UTC and Rockwell Collins announced that they had entered into the merger agreement, under which UTC agreed to acquire Rockwell Collins. Under the terms of the merger agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on the NYSE on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date (VWAP), subject to adjustment based on a two-way collar mechanism as described below. If the UTC stock price is greater than $107.01 but less than $124.37, the exchange ratio will be equal to the quotient of (1) $46.67 divided by (2) the UTC stock price. However, if the UTC stock price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which (a) if the UTC stock price is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525 and result in more than $46.67 in value, and (b) if the UTC stock price is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613 and result in less than $46.67 in value. The parties currently expect that the merger will be completed by the third quarter of 2018, subject to approval by Rockwell Collins shareowners as well as other customary closing conditions, including the receipt of required regulatory approvals.

UTC anticipates that approximately $15 billion will be required to pay the aggregate cash portion of the merger consideration. UTC has assumed, for the purposes of the unaudited pro forma condensed combined financial information that it will issue up to $14.4 billion in aggregate principal amount of its senior unsecured notes to partially fund the cash portion of the merger consideration and expects to utilize cash on hand for the remainder of the cash portion of the merger consideration. Additionally, UTC has obtained a bridge loan commitment of $6.5 billion that would be funded only to the extent some or all of the senior unsecured notes are not issued prior to the completion of the merger. There can be no assurance that UTC will finance the merger in the anticipated manner.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, which requires the determination of the acquiror, the merger date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. UTC’s management has determined that UTC represents the accounting acquiror in the merger based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, UTC will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and liabilities of Rockwell Collins upon completion of the merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed. Additionally, the unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X.

To prepare the unaudited pro forma condensed combined financial information, UTC adjusted Rockwell Collins’ assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this proxy statement/ prospectus, UTC has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated lives of the Rockwell Collins assets to be acquired and liabilities to be assumed and the related allocation of the purchase price. The final allocation of the purchase price will be determined after the transaction is completed and after completion of an analysis to determine the estimated fair value of Rockwell Collins’ assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Also, as of the date of this proxy statement/prospectus, UTC has not identified all adjustments necessary to conform Rockwell Collins’ accounting policies to UTC’s accounting policies. UTC will conduct a final review of

Rockwell Collins’ accounting policies as of the date of the completion of the merger in an effort to determine if differences in accounting policies require adjustment or reclassification of Rockwell Collins’ results of operations or reclassification of assets or liabilities to conform to UTC’s accounting policies and classifications. As a result of this review, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any such cost savings, operating synergies and revenue synergies. Transactions among UTC, Rockwell Collins and B/E Aerospace, reflecting normal course of business, during the periods reflected in the unaudited pro forma condensed combined financial information have been eliminated, as detailed in Note 3 below.

Rockwell Collins Acquisition of B/E Aerospace

On April 13, 2017, Rockwell Collins completed the acquisition of B/E Aerospace, a leading manufacturer of aircraft cabin interior products and services. The values presented as Historical Rockwell Collins, Inc., in the unaudited pro forma condensed combined balance sheet as of June 30, 2017 reflect Rockwell Collins’ preliminary estimates of the fair value of the assets acquired and liabilities assumed as a result of the acquisition of B/E Aerospace. The values presented as Historical Rockwell Collins, Inc., in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 do not include the results of operations of B/E Aerospace. Additionally, the values presented as Historical Rockwell Collins, Inc., in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 do not include the results of operations of B/E Aerospace for the period of January 1, 2017 through April 12, 2017, prior to the acquisition of B/E Aerospace by Rockwell Collins. Accordingly, values presented as Historical B/E Aerospace in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 were derived from the B/E Aerospace consolidated financial statements contained within Rockwell Collins’ Current Report on Form 8-K, filed on April 13, 2017. Values presented as Historical B/E Aerospace for the period of January 1, 2017 through April 12, 2017, prior to the acquisition of B/E Aerospace by Rockwell Collins, in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017, were derived from B/E Aerospace’s condensed consolidated financial statements contained within Rockwell Collins’ Current Report on Form 8-K, filed on October 10, 2017 and historical records of B/E Aerospace. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 give effect to Rockwell Collins’ acquisition of B/E Aerospace as if that acquisition had occurred on January 1, 2016.

NOTE 2: Preliminary Consideration to be Transferred and Preliminary Fair Value of Net Assets Acquired

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the initial estimate of the fair values of the Rockwell Collins identifiable assets acquired and liabilities assumed. The excess of the purchase price over these fair values is recorded to goodwill. The preliminary unaudited pro forma purchase price allocation was based on data that was available through the public domain, UTC’s due diligence review of Rockwell Collins’ business in connection with the merger, and discussions with Rockwell Collins’ management. Until the merger is completed, UTC and Rockwell Collins are limited in their ability to share information with each other. Upon completion of the merger, additional valuation work will be performed and any increases or decreases in the fair value of assets acquired or liabilities assumed will result in adjustments to the balance sheet and/or statements of operations until the purchase price allocation is finalized. The following table summarizes the preliminary estimate of the purchase price to be transferred as a result of the merger:

(Dollars in millions)	Note	Amount
Cash consideration to be paid for Rockwell Collins outstanding common stock	2.a	$15,194
Cash consideration to be paid for Rockwell Collins outstanding equity awards	2.b	244

Total cash consideration		15,438
Less: cash acquired		578

Net cash consideration to be paid		14,860
Fair value of UTC common stock to be issued for Rockwell Collins outstanding common stock	2.c	7,598
Fair value of UTC common stock to be issued for Rockwell Collins outstanding equity awards	2.c, 2.d	122

Total estimated consideration to be transferred		$22,580

The preliminary allocation of total estimated consideration transferred, as if the merger occurred on June 30, 2017, is as follows:

(Dollars in millions)	Amount
Current assets, net of cash acquired	$3,463
Fixed assets	1,567
Goodwill	21,287
Intangible assets	10,600
Other assets	529

Total assets	37,446

Current liabilities	(2,873)
Long-term debt	(7,535)
Future pension and postretirement benefit obligations	(1,234)
Other long-term liabilities	(3,224)

Total liabilities	(14,866)

Total estimated consideration to be transferred	$22,580

a.	Cash consideration to be paid for each outstanding share of Rockwell Collins outstanding common stock in the merger is computed as follows:

(Dollars and shares in millions, except per share amounts)
Outstanding shares of Rockwell Collins common stock (as of September 1, 2017)	162.8
Cash consideration to be paid per Rockwell Collins common share	$93.33

Cash consideration to be paid to Rockwell Collins shareowners	$15,194

b.	Cash consideration to be paid for Rockwell Collins outstanding equity awards to the extent they will be paid in cash under the merger agreement is computed as follows:

(Dollars and shares in millions, except per share amounts)
Share equivalent of Rockwell Collins equity awards to be settled in cash, per the merger agreement	2.6
Cash consideration to be paid per Rockwell Collins common share	$93.33

Cash consideration to be paid to holders of Rockwell Collins equity awards	$244

c.	The fair value of UTC common stock to be issued for Rockwell Collins outstanding common stock (and equity awards entitled to merger consideration) in the merger is computed as follows:

(Dollars and shares in millions, except per share amounts)
Outstanding shares of Rockwell Collins common stock (as of September 1, 2017)	162.8
Share equivalent of Rockwell Collins equity awards entitled to merger consideration	2.6

Total estimated shares of Rockwell Collins common stock and equity awards entitled to merger consideration	165.4
Exchange ratio (1)	0.41450
Shares of UTC common stock to be issued for Rockwell Collins outstanding common stock and equity awards	68.6
Volume-Weighted Average Price per share of UTC common stock (1)	$112.59
Fair value of UTC common stock to be issued for Rockwell Collins outstanding common stock and equity awards	$7,720

(1)	The exchange ratio is equal to 0.41450, which is the calculated exchange ratio under the merger agreement’s the two-way collar mechanism, based on the average of the volume-weighted average prices per share of UTC common stock for each of the 20 consecutive trading days ending immediately prior to the closing date (VWAP), which closing date is assumed to be October 2, 2017 for these pro forma calculations.

As discussed in Note 1, the fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted in the merger will depend upon the price of UTC common stock during a specified period prior to the closing of the merger. If the VWAP is less than or equal to $107.01 or greater than or equal to $124.37, a two-way collar mechanism will apply, pursuant to which (1) if the VWAP is greater than or equal to $124.37, the exchange ratio will be fixed at 0.37525, and (2) if the VWAP is less than or equal to $107.01, the exchange ratio will be fixed at 0.43613. An increase of 10% in the VWAP as of October 2, 2017 in the table above would have resulted in no change to the fair value of the UTC common stock to be issued for Rockwell Collins common stock, or the total estimated consideration to be transferred. A decrease of 10% in the VWAP as of October 2, 2017 in the table above would have decreased the fair value of the UTC common stock to be issued for Rockwell Collins common stock, and the total estimated consideration transferred, by approximately $410 million.

d.	Under the merger agreement, certain equity awards granted by Rockwell Collins on or after the date of the merger agreement, if any, will be converted into UTC equity awards, the fair value of which would increase the total estimated consideration transferred in the table above. As of the date of this proxy statement/prospectus, there have been no grants of these equity awards on or after the date of the merger agreement by Rockwell Collins.

NOTE 3: Pro Forma Adjustments

Reclassifications and Eliminations

The following items are presented as reclassifications in the unaudited pro forma condensed combined financial information for purposes of conforming Rockwell Collins’ classification of certain assets, liabilities, income and expenses to UTC’s classification for the combined presentation:

•	$823 million and $2,933 million of historical B/E Aerospace sales have been reclassified from Revenues to Product sales and Service sales for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively;

•	$506 million and $1,800 million of historical B/E Aerospace Cost of sales have been reclassified from Cost of sales to Cost of products sold and Cost of services sold for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively;

•	$158 million and $217 million of research and development costs have been reclassified from Cost of products sold to Research and development for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively;

•	$18 million and $5 million of realized and unrealized foreign exchange gains and losses have been reclassified from Product cost of sales to Other income, net for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively;

•	$2 million and $4 million of interest income have been reclassified from Other income, net to Interest expense, net for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively; and

•	$18 million and $44 million of purchase and sale activity among UTC, Rockwell Collins and B/E Aerospace for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, have been eliminated. Additionally, $1 million of amounts payable and receivable among the companies as of June 30, 2017 have been eliminated.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined balance sheet:

a.	Cash and cash equivalents

Adjustments to cash and cash equivalents include the following:

(Dollars in millions)	Amount
Pro forma net proceeds from acquisition-related financing	$14,284
Pro forma net cash consideration to be paid upon merger (See Note 2)	(14,860)
Pro forma cash payments at merger under severance and retention agreements	(70)

Pro forma adjustment, Cash and cash equivalents	$(646)

The $14,284 million pro forma net cash proceeds from new acquisition-related financing assumes gross borrowings of approximately $14.4 billion from new senior unsecured notes, offset by issuance costs of approximately $88 million and pre-merger bridge facility fees of $28 million. See Note 3.h for additional information regarding the intended debt financing to fund the merger.

b.	Inventories and contracts in progress, net

Rockwell Collins defers certain pre-production engineering costs during the development phase of a program in connection with long-term supply arrangements, which contain contractual guarantees for reimbursement from customers. Such customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are deferred by Rockwell Collins within inventory to the extent of the contractual guarantees and amortized over estimated useful lives up to 15 years, using a units-of-delivery method.

The pro forma adjustment to inventory reflects the elimination of $1,168 million capitalized pre-production engineering costs, as the expected cash flows providing for the recovery of these costs have been included in the valuation of intangible assets, partially offset by an adjustment of approximately $315 million to increase inventory to the preliminary estimated fair value.

c.	Fixed assets, net

The $239 million pro forma adjustment to Fixed assets, net represents the preliminary adjustment to the carrying value of Rockwell Collins’ Fixed assets from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives of the assets, generally on a straight-line basis. The useful lives of all Fixed assets have been preliminarily estimated to be 10 years. The estimated fair values and estimated useful lives are preliminary and subject to change once UTC has sufficient information as to the specific types, nature, age, condition, and location of Rockwell Collins’ Fixed assets. The pro forma adjustment to Fixed assets, net also reflects the elimination of Rockwell Collins’ historical accumulated depreciation of $1,488 million against the gross carrying value of the related Fixed assets of $2,816 million.

d.	Goodwill

The adjustment reflects a net increase in goodwill of $12,685 million consisting of the elimination of $8,602 million of historical Rockwell Collins goodwill, offset by the addition of new goodwill resulting from the merger. The $21,287 million of estimated merger-related goodwill is based on the preliminary estimates and information summarized in Note 2.

e.	Intangible assets, net

The pro forma adjustments reflect the elimination of $2,997 million of historical Rockwell Collins intangible assets, offset by a preliminary fair value estimate of identifiable intangible assets acquired. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

The intangible assets to be acquired primarily consist of the following:

(Dollars in millions)	Estimated Fair Value	Estimated Life
Acquired customer relationships	$8,420	12-25 years
Acquired tradenames/trademarks	1,560	indefinite
Acquired developed technology	620	5-8 years

	$10,600

Pro forma amortization of acquired intangible assets was $295 million and $733 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. The following is the expected amortization of the pro forma balance of acquired intangible assets for the years 2017 through 2022, which has been prepared to reflect the merger as if it occurred on January 1, 2016, and reflects the pattern of expected economic benefit. UTC has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets.

(Dollars in millions)	Remaining 2017	2018	2019	2020	2021	2022
Amortization expense	$295	$638	$628	$588	$546	$514

f.	Deferred income taxes

Deferred income taxes are included in Other long-term liabilities and Future income tax benefits in the unaudited pro forma condensed combined balance sheet as of June 30, 2017. Net deferred tax adjustments of $2,775 million, reflecting a $2,438 million increase in Deferred tax liabilities and $337 million decrease in Future income tax benefits, are due to recording the estimated tax impact of pro forma adjustments. The pro forma adjustments were tax effected at the applicable statutory tax rates, generally 38%. This estimate is preliminary and subject to change based upon final determination of the fair values.

g.	Accrued liabilities

The pro forma adjustment reflects the accrual of $29 million, net of tax, change-in-control and severance payments expected to be made to Rockwell Collins management personnel upon completion of the merger, $207 million of combined transaction costs expected to be incurred by UTC and Rockwell Collins in connection with the merger, and reductions of $2 million of estimated current tax liabilities.

h.	Long-term debt

UTC expects to fund the cash component of the merger consideration through debt issuances and cash on hand. UTC has assumed, for the purposes of the unaudited pro forma condensed combined financial information, that it will issue $14.4 billion of new senior unsecured notes with maturities between 5 and 30 years. The unaudited pro forma condensed combined financial information assumes these new borrowings will bear interest at annual rates between 2.75% and 4.50%. There can be no assurance that UTC will finance the merger in the anticipated manner.

Rockwell Collins historical debt acquired was increased by $207 million to reflect its fair value as determined by reference to quoted market prices. This increase will be amortized as a reduction of Interest expense, net over the remaining term of the underlying debt instruments.

Adjustments to Long-term debt, net include the following:

(Dollars in millions)
UTC proceeds from issuance of debt	14,400
Elimination of unamortized debt issuance costs of Rockwell Collins	60
Discounts and debt issuance costs on new borrowings	(88)
Fair value adjustment to equivalent market rates for Rockwell Collins debt	207

Pro forma adjustment, Long-term debt	$14,579

i.	Future pension and other postretirement benefit obligations

Pension and post-retirement obligations were decreased by $289 million to reflect the actuarially determined value of the liabilities and the fair value of pension assets acquired as of June 30, 2017.

j.	Other long-term liabilities

Pro forma adjustments to Other long-term liabilities include a reduction of approximately $62 million related to settlement of Rockwell Collins deferred compensation arrangements upon change in control, elimination of $415 million of historical Rockwell Collins customer contractual obligations related to its acquisition of B/E Aerospace, and establishment of $380 million of additional customer contractual liabilities related to the merger, representing acquired existing long-term customer contracts with terms less favorable than could be realized in market transactions as of the pro forma acquisition date. Other long-term liabilities also include Deferred tax liabilities—see Note 3.f for additional discussion.

k.	Shareowners equity

Adjustments to Shareowners’ equity include the following:

(Dollars in millions)	Common stock	Treasury stock	Retained earnings	Accumulated other comprehensive loss
Fair value of UTC common stock to be issued for Rockwell Collins common stock	$3,941	$3,779	$—	$—
Elimination of Rockwell Collins historical shareowners’ equity	(4,544)	814	(3,679)	1,806
Effect of pro forma acquisition related transaction costs, severance and other accrued liabilities, net of tax	—	—	(291)	—

	$(603)	$4,593	$(3,970)	$1,806

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

l.	Product sales and service sales

Adjustments to Product sales and Service sales for the six months ended June 30, 2017 and the year ended December 31, 2016 include the following:

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Product Sales:
Reclassification of B/E Aerospace Revenues to Product Sales	$807	$2,863
Elimination of sales and purchases among UTC, Rockwell Collins and B/E Aerospace	(18)	(44)
Elimination of historical amortization of intangible assets recorded as a reduction of product sales	2	7

	$791	$2,826

Service Sales:
Reclassification of B/E Aerospace Revenues to Service Sales	$16	$70

m.	Cost of products and services sold

For the six months ended June 30, 2017, the adjustments reflect reclassifications to reflect the segmentation of $506 million of B/E Aerospace Cost of sales into Product cost of sales ($496 million) and Service cost of sales ($10 million) in order to conform to UTC presentation. For the year ended December 31, 2016, $1,800 million of B/E Aerospace Cost of sales were reclassified into Product cost of sales ($1,768 million) and Service cost of sales ($32 million).

Cost of products sold

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Reclassification of B/E Aerospace Cost of sales	$496	$1,768
Amortization of acquired intangible assets (see Note 3.e)	295	733
Expense net costs capitalized for long-term SFE contracts (i)	53	92
Depreciation of fixed assets fair value adjustment	10	10
Reclassification of research and development expense (see Note 3.n)	(158)	(217)
Amortization of parity reserve	(42)	(155)
Eliminate Rockwell Collins historical intangible asset amortization expense	(78)	(68)
Eliminate Rockwell Collins historical amortization of inventory fair value adjustment	(44)	—
Adjustment to net periodic pension cost (ii)	(21)	(37)
Eliminate costs related to sales among UTC, Rockwell Collins and B/E Aerospace	(18)	(44)
Reclassifications and other adjustments, net	(27)	(25)

Pro forma adjustment, Cost of products sold	$466	$2,057

Cost of services sold

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Reclassification of B/E Aerospace Cost of sales	$10	$32
Depreciation of fixed assets fair value adjustment	1	1
Adjustment to net periodic pension cost (see ii above)	(3)	(6)

Pro forma adjustment, Cost of services sold	$8	$27

(i)	The adjustments reflect the elimination of $53 million and $92 million of net costs capitalized on long-term seller furnished equipment (SFE) contracts. Prior to the acquisition by Rockwell Collins, B/E Aerospace recognized revenue for SFE contracts on a percentage of completion (units of delivery) basis using an average margin. The adjustments conform revenue recognition to UTC’s policy of using actual margins. The transition from an average margin to an actual margin approach for SFE programs is not expected to have a material impact on the timing of revenue recognition related to those programs, but will have an impact on the timing of the related costs.

(ii)	Adjustments reflect the elimination of amortization of prior service cost and actuarial loss amortization, which was recorded by Rockwell Collins, as a result of fair value purchase accounting, net of the impact of the revised pension and post-retirement benefit (expense) as determined under UTC’s plan assumptions (see Note 3.i).

n.	Research and development

The pro forma adjustments reflect the reclassification of research and development expense from Cost of products sold to Research and development, to conform to UTC presentation. The pro forma adjustments also reflect the elimination of amortization of the capitalized pre-production asset, which was eliminated from inventory as a pro forma adjustment. See Note 3.b for further discussion.

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Reclassification of research and development expense from Cost of products sold	$158	$217
Capitalized pre-production amortization elimination	(32)	(51)

Pro forma adjustment, Research and development	$126	$166

Rockwell Collins defers certain pre-production engineering costs into inventory during the development phase of a program in connection with long-term supply arrangements. See Note 3.b for further discussion. Rockwell Collins’ criteria for capitalization of such costs is consistent with UTC policy. However, when only a portion of program related pre-production costs are capitalizable over the life of the program, the timing of such capitalization by Rockwell Collins differs from UTC policy. Rockwell Collins defers 100% of the pre-production costs up to the amount expected to be recovered over program deliveries; subsequent costs of the program are expensed as incurred. Under UTC policy, pre-production costs are deferred in proportion to the extent of recovery on the program. While different accounting policies relative to the timing of cost deferral and capitalization are applied, it is not administratively feasible to estimate the required pro forma adjustment at this time.

o.	Transaction and integration costs

The pro forma adjustment of $80 million for the six months ended June 30, 2017 reflects the elimination of transaction costs incurred as a result of Rockwell Collins’ acquisition of B/E Aerospace. Additional pro forma adjustments related to transaction costs have also been reflected in Selling, general and administrative expenses (see Note 3.p).

p.	Selling, general and administrative

The pro forma adjustments to Selling, general and administrative expenses primarily reflect the elimination of transaction costs incurred as a result of Rockwell Collins’ acquisition of B/E Aerospace in the amount of $74 million and $29 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Other pro forma adjustments of $4 million and $9 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, primarily relate to adjustment of depreciation expense as a result of Rockwell Collins’ acquisition of B/E Aerospace.

q.	Other income, net

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Reclassification of realized and unrealized foreign exchange gains and losses from Product cost of sales	$(18)	$(5)
Other, including reclassification of interest income to Interest expense, net	(4)	(4)
Adjustment to net periodic pension cost	5	8

Pro forma adjustment, Other income, net	$(17)	$(1)

The pro forma adjustments to net periodic pension cost presented in the table above reflect the elimination of amortization of prior service cost and actuarial loss amortization, which was recorded by

Rockwell Collins, as a result of fair value purchase accounting, net of the impact of the revised pension and post-retirement benefit (expense) as determined under UTC’s plan assumptions (see Note 3.i).

r.	Interest expense, net

UTC expects to fund the cash component of the merger consideration through debt issuances and cash on hand. UTC has assumed, for the purposes of the unaudited pro forma condensed combined financial information, that it will issue $14.4 billion of new senior unsecured notes with maturities between 5 and 30 years. The unaudited pro forma condensed combined financial information assumes these new borrowings will bear interest at annual rates between 2.75% and 4.50%. There can be no assurance that UTC will finance the merger in the anticipated manner.

Adjustments to Interest expense, net include the following:

(Dollars in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Interest expense related to new debt used to finance a portion of the merger	$270	$542
Pro forma adjustment to interest expense related to Rockwell Collins debt used to finance a portion of the B/E Aerospace acquisition	69	185
Pro forma adjustment to reflect repayment of B/E Aerospace debt	(26)	(91)
Amortization of step-up in fair value of debt (see Note 3.h)	(15)	(29)
Other, including reclassification of interest income from Other income, net to conform to UTC presentation	(4)	(4)

Pro forma adjustment, Interest expense, net	$294	$603

Included in Rockwell Collins’ long-term debt at June 30, 2017 is $1,463 million of variable rate borrowings. A 12.5 basis point change in the variable interest rate would have resulted in a change to pro forma Interest expense, net of approximately $1 million and $2 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively. Additionally, a 12.5 basis point change in the assumed interest rates related to the $14.4 billion new senior unsecured notes expected to be issued in connection with the merger would have resulted in a change to pro forma Interest expense, net of approximately $9 million and $18 million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively.

s.	Income tax expense

The pro forma adjustments are estimated and were tax effected at the applicable statutory tax rates, generally 38%. Subsequent to the merger, the applicable statutory rate will be based on the final adjustments as recorded. UTC’s effective tax rate after completion of the merger is expected to be materially different after conclusion of final acquisition accounting, removal of one-time items reflected in historical amounts, analysis of post-closing geographical mix of income and other factors.

t.	Basic and diluted weighted average number of shares outstanding

Pro forma adjustments to basic and diluted weighted average number of shares outstanding reflects the pro forma issuance of 68.6 million shares of UTC common stock to be issued for Rockwell Collins outstanding common stock (and equity awards entitled to merger consideration) under the terms of the merger agreement. See Note 2 for additional discussion.

(Dollars in millions, except per share amounts; shares in millions)	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Pro forma Income from continuing operations attributable to UTC common shareowners	$3,014	$5,443
Pro forma basic weighted average number of shares outstanding	859.7	886.8

Pro forma Income from continuing operations per basic share attributable to UTC common shareowners	$3.51	$6.14

Pro forma Income from continuing operations attributable to UTC common shareowners	$3,014	$5,443
Pro forma diluted weighted average number of shares outstanding	869.0	894.7

Pro forma Income from continuing operations per diluted share attributable to UTC common shareowners	$3.47	$6.08

BENEFICIAL OWNERSHIP TABLE

The following table sets forth certain information regarding the beneficial ownership of Rockwell Collins common stock as of September 1, 2017 (unless otherwise indicated below), with respect to (1) each person who is known by Rockwell Collins who beneficially owns more than 5% of Rockwell Collins common stock, (2) each director and named executive officer of Rockwell Collins and (3) all of Rockwell Collins’ directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o Rockwell Collins, Inc., 400 Collins Road N.E., Cedar Rapids, Iowa 52498. Rockwell Collins has determined beneficial ownership under rules promulgated by the SEC, based on information obtained from questionnaires and Rockwell Collins’ records and filings with the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has the right to acquire within 60 days of September 1, 2017. For Rockwell Collins’ directors and executive officers, beneficial ownership includes shares subject to stock options, restricted stock units and/or performance stock units that can be acquired (including as a result of expected vesting and/or delivery) within 60 days of September 1, 2017, which Rockwell Collins refers to as presently vested equity. All percentages are based on Rockwell Collins’ shares outstanding as of September 1, 2017. Except as noted below, each holder has sole voting and investment power with respect to all shares listed as beneficially owned by that holder.

Name and Address of Beneficial Owner	Number of Shares of Common Stock (1)	Percent of Common Stock (2)
The Vanguard Group (3), (4)	12,111,744	6.9%
Robert K. Ortberg (5), (6), (7)	610,636	*
Anthony J. Carbone (8), (8)	69,075	*
Chris A. Davis (8), (9)	58,967	*
Ralph E. Eberhart (9)	20,559	*
John A. Edwardson (9)	15,054	*
Richard G. Hamermesh (9)(10)	9,582	*
David Lilley (9)	34,017	*
Andrew J. Policano (9)	25,265	*
Cheryl L. Shavers (8), (9)	26,634	*
Jeffrey L. Turner (9)	11,819	*
John T. Whates (9)	4,478	*
Patrick E. Allen (5), (6), (7)	320,044	*
Philip J. Jasper (5), (6), (7)	137,942	*
Robert J. Perna (5), (6), (7)	33,242	*
Kent L. Statler (5), (6), (7)	154,424	*
All Directors and Executive Officers as a group (25 people) (5), (6), (7), (8), (9), (10)	1,953,888	1.1%

*	Less than 1%. Percentage of class calculated based on 174,981,559 shares of Rockwell Collins common stock outstanding as of September 1, 2017.
(1)	Each person has sole voting and dispositive power with respect to the shares listed unless otherwise indicated.
(2)	Percent of class calculation is based on shares of common stock outstanding as of September 1, 2017. The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned has been computed, in accordance with Rule 13d-3-(d)(1) under the Securities Exchange Act of 1934, as amended.
(3)	Based on a Schedule 13G filed with the SEC by this shareowner reporting beneficial ownership of these shares as of December 31, 2016.
(4)	The Vanguard Group has sole voting power with respect to 203,662 shares and sole dispositive power with respect to 11,885,480 shares.

(5)	Includes shares held under the Rockwell Collins Retirement Savings Plan as of September 1, 2017. Does not include, 3,904 share equivalents for Mr. Ortberg, 3,135 share equivalents for Mr. Allen, 1,911 share equivalents for Mr. Jasper, 224 share equivalents for Mr. Perna, 2,969 share equivalents for Mr. Statler and 23,267 share equivalents for the entire group, in each case, held under Rockwell Collins’ Non-Qualified Savings Plan as of September 1, 2017. Share equivalents under the Non-Qualified Savings Plan are settled in cash in connection with retirement or termination of employment and may not be voted or transferred.
(6)	Includes shares that may be acquired upon the exercise of outstanding stock options that are or will become vested and exercisable within 60 days as follows: 521,833 with a weighted average exercise price of $62.32 for Mr. Ortberg, 264,116 with a weighted average exercise price of $53.54 for Mr. Allen, 114,966 with a weighted average exercise price of $65.34 for Mr. Jasper, 30,266 with a weighted average exercise price of $80.62 for Mr. Perna, 103,266 with a weighted average exercise price of $67.74 for Mr. Statler and 1,346,415 with a weighted average exercise price of $62.27 for the entire group.
(7)	Does not include performance shares held by such persons for which shares of Rockwell Collins common stock may be issued following the completion of any open three-year performance period, which shares are dependent on the level of achievement of Rockwell Collins performance goals and Rockwell Collins total shareowner return relative to certain peer companies.
(8)	Includes 11,984 shares for Mr. Carbone, 6,413 shares for Ms. Davis, and 4,632 shares for Dr. Shavers granted as restricted stock as compensation for service as directors.
(9)	Includes 44,000 shares for Mr. Carbone, 43,965 shares for Ms. Davis, 20,559 shares for General Eberhart, 15,054 shares for Mr. Edwardson, 2,042 shares for Dr. Hamermesh, 34,017 shares for Mr. Lilley, 25,265 shares for Dr. Policano, 22,002 shares for Dr. Shavers, 11,819 shares for Mr. Turner and 2,042 shares for Mr. Whates granted as restricted stock units as compensation for service as directors.
(10)	Includes 620 shares held in a family trust and 44 shares held in a spousal trust.

COMPARISON OF SHAREOWNER RIGHTS

Both UTC and Rockwell Collins are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the shareowners of each are currently governed by the DGCL. UTC will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Rockwell Collins shareowners immediately prior to the completion of the merger will become UTC shareowners. The rights of the former Rockwell Collins shareowners and the UTC shareowners will thereafter be governed by the DGCL and by UTC’s certificate of incorporation and by-laws.

The following description summarizes the material differences between the rights of the shareowners of UTC and Rockwell Collins based on their respective current certificates of incorporation and by-laws and the DGCL, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Shareowners should read carefully the relevant provisions of the DGCL and the respective current certificates of incorporation and by-laws of UTC and Rockwell Collins. For more information on how to obtain certain documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 169.

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
Authorized Capital Stock	The authorized capital stock of UTC consists of 4,000,000,000 shares of common stock, par value $1.00 per share, and 250,000,000 shares of preferred stock, par value $1.00 per share.	The authorized capital stock of Rockwell Collins consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, without par value.

Preferred Stock	UTC’s certificate of incorporation provides that the UTC Board may authorize the issue of one or more series of preferred stock and fix by resolution the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights, as well as the qualifications, limitations or restrictions of the series.	Rockwell Collins’ certificate of incorporation provides that the Rockwell Collins Board may authorize the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, establish from time to time the number of shares to be included in each such series, and fix the designation, powers, preferences and rights of the shares of each such series, as well as the qualifications, limitations and restrictions of the series.

Dividends	UTC’s certificate of incorporation provides that the UTC Board has the power, in its discretion, to fix, determine and vary, from time to time, the amount to be retained as surplus and the amount to be set apart out of any of the funds of UTC available for dividends as working capital or a reserve for any proper purpose, and to abolish any such reserve in the manner in which it was created.	Rockwell Collins’ certificate of incorporation provides that when dividends owed on any preferred stock have been paid or declared, the Rockwell Collins Board may declare from time to time out of assets or funds of Rockwell Collins legally available, dividends and distributions to common shareowners in equal amounts per share, payable in cash or otherwise.
Special Meetings of Shareowners	Under the DGCL, a special meeting of shareowners may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws.

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners

	UTC’s by-laws provide that special meetings of shareowners may be called from time to time by the UTC Board, by the Chairman or by the chief executive officer of UTC for the purpose specified in the notice of meeting.	Rockwell Collins’ certificate of incorporation and by-laws provide that special meetings of shareowners may be called only by the Rockwell Collins Board pursuant to a resolution adopted by a majority of the Rockwell Collins Board.

Special Meetings of the Board	UTC’s by-laws provide that special meetings of the UTC Board may be called from time to time by any four directors, by the Chairman, by the chief executive officer, or by the chief operating officer in conjunction with two directors.	Rockwell Collins’ by-laws provide that special meetings will be held whenever called by the Chairman and shall be called by the Chairman or the Secretary at the written request of at least three directors.

Shareowner Action by Written Consent	Under the DGCL, any action that can be taken at any annual or special meeting of shareowners of a corporation may also be taken by shareowners without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

	UTC’s by-laws provide that any action that can be taken at any annual or special meeting of shareowners may be taken without a meeting, without prior notice and without a vote if consents in writing are signed by the holders of the outstanding stock with at least the number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted; prompt notice must be given to shareowners who did not consent in writing if a corporate action is taken by less than unanimous written consent.	Rockwell Collins’ certificate of incorporation provides that shareowners may not take action by written consent.

Shareowner Proposals and Nominations of Candidates for Election to the Board of Directors	UTC’s by-laws allow shareowners who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to UTC’s secretary prior to the meeting, to nominate candidates for election to the UTC Board. Shareowners who are record holders on the date of notice and, at the time of an annual meeting, who are entitled to vote at the meeting and who timely gave notice in writing to UTC’s secretary prior to the meeting may also propose business to be	Rockwell Collins’ by-laws allow shareowners who are record holders on the date of notice and on the date of the annual meeting or special meeting, as applicable, to nominate candidates for election to the Rockwell Collins Board. Shareowners who are record holders on the date of notice and on the date of the annual meeting may also propose business to be brought before such annual meeting.

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
considered by shareowners at an annual meeting.

	Such proposals and nominations (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act and director nominations in UTC’s proxy access materials) may only be brought in accordance with the applicable provision of UTC’s by-laws.	Such proposals (other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a shareowner who has given timely notice in proper written form to Rockwell Collins’ secretary prior to the meeting.

	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at UTC’s principal executive office not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be delivered not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by UTC.	In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at Rockwell Collins’ principal executive office not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be delivered not earlier than the close of business on the 150th day prior to the date of the annual meeting and not later than the close of business on the later of the 120th day prior to the date of the annual meeting or, if the first public announcement of the date of the annual meeting is less than 130 days prior to such date, the 10th day following the day on which public announcement of the date of the meeting is first made by Rockwell Collins.

Proxy Access for Director Nominations	The UTC by-laws provide that when UTC solicits proxies with respect to the election of directors at an annual meeting of shareowners, subject to certain limitations, UTC shall include in its proxy materials for that annual meeting the name and certain required information of any person nominated for election to the UTC Board by a shareowner or group of no more than 20 shareowners holding at least 3% of the aggregate voting power of UTC voting stock for at least three continuous years,	Neither the Rockwell Collins certificate of incorporation nor the Rockwell Collins by-laws contain proxy access provisions.

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
and who expressly elects to have its nominee included in UTC’s proxy materials. The number of directors permitted to be included in the proxy materials may not exceed the greater of (1) one and (2) the largest whole number that does not exceed 20% of the number of directors on the UTC Board, subject to certain reductions.

To be timely, a shareowner’s proxy access notice must be delivered to the principal executive offices of UTC not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the anniversary of the date that UTC first issued its proxy statement for the preceding year’s annual meeting.

Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s by-laws unless the certificate of incorporation fixes the number of directors.

	UTC’s by-laws provide that the number of directors shall not be less than 10 nor more than 19. The exact number, within those limits, will be fixed from time to time by the UTC Board.	Rockwell Collins’ certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Rockwell Collins Board.

	There are currently 12 directors serving on the UTC Board.	There are currently 11 directors serving on the Rockwell Collins Board.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or by-laws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

	UTC’s by-laws provide that the directors are to be elected annually and the UTC Board is not classified.	Rockwell Collins’ certificate of incorporation and by-laws provide that the Rockwell Collins Board is divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual shareowners’ meeting for election of directors following the most recent election of such class.
	UTC’s directors are elected if the votes cast “for” the nominee’s election exceed 50% of the votes cast at a meeting for the election of directors at which a	The Rockwell Collins Board has a majority voting policy for the election of directors pursuant to which, in an uncontested election of directors, any

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
quorum is present, for an uncontested election of directors. Votes cast include votes to withhold authority, votes against and “no” votes, but exclude abstentions with respect to the nominee’s election or with respect to the election of directors in general. It is UTC’s policy that in an uncontested election of directors, any nominee for director who is an incumbent director and receives a greater number of votes “withheld” or “against” his or her election than votes “for” his or her election will promptly tender his or her resignation to the Chairman of the Committee on Governance and Public Policy following certification of the shareholder vote, and the Committee on Governance and Public Policy will promptly consider the tendered resignation and will recommend to the UTC Board whether to accept or reject it. The UTC Board will act on the Committee’s recommendation no later than 90 days after the date of the shareowners’ meeting where the majority withhold vote occurred. The UTC Board will consider the Committee’s recommendation and any additional information the UTC Board believes to be relevant in deciding whether to accept the tendered resignation. However, in a contested election of directors, where the number of candidates exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast at a meeting for the election of directors at which a quorum is present.

nominee for director who receives more “withheld” votes than “for” votes must promptly tender his or her resignation to the Rockwell Collins Board. The Rockwell Collins Board’s Nominating and Governance Committee will promptly consider the resignation offer and make a recommendation to the Rockwell Collins Board as to whether to accept or reject the tendered resignation and whether other actions should be taken. The Rockwell Collins Board will act on the tendered resignation within 90 days following certification of the election results. The Rockwell Collins Board’s Nominating and Governance Committee and the Rockwell Collins Board, in making such decisions, may consider any factors or other information that it considers appropriate and relevant.

However, in a contested election of directors, where as of the record date for the meeting there are nominees other than those recommended by the Rockwell Collins Board, directors are elected by a plurality of the votes cast at a meeting for the election of directors at which a quorum is present.

Removal of Directors	UTC’s by-laws provide that directors may be removed with or without cause, at any time, by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote at a meeting of the shareowners, except no director elected by a class vote of less than all the outstanding shares may, as long as the right to a class vote continues in effect, be removed except for cause and by the affirmative vote of	The DGCL provides that directors serving on a classified board may be removed only for cause by the holders of a majority of the shares then entitled to vote in an election of directors, unless a higher threshold is provided in the certificate of incorporation. Rockwell Collins’ certificate of incorporation provides that directors may only be removed for cause and by the affirmative vote of holders of 80% of the outstanding shares of Rockwell Collins

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
	the holders of record of a majority of the outstanding shares of the class.	capital stock entitled to vote generally in the election of directors.

Vacancies of Directors	UTC’s by-laws provide that vacancies may be filled by a majority of the UTC directors or by the sole remaining director, but any vacancy as a result of removal is filled by shareowners at the meeting that led to the removal or any subsequent meeting.	Rockwell Collins’ certificate of incorporation provides that any vacancies resulting from the death, resignation, retirement, disqualification, removal from office or other case may be filled only by a majority vote of the directors then in office.

Limitation on Liability of Directors	The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its shareowners, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

	In accordance with the DGCL, UTC’s certificate of incorporation provides that no director will be personally liable to UTC or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to UTC or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL for payment of unlawful dividends or unlawful stock repurchases or redemption or (4) for any transaction from which the director derived an improper personal benefit.	In accordance with the DGCL, Rockwell Collins’ certificate of incorporation provides that no director will be personally liable to Rockwell Collins or any of its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director’s duty of loyalty to Rockwell Collins or its shareowners, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends, stock purchase or redemption pursuant to Section 174 of the DGCL or (4) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

UTC’s by-laws provide that UTC shall indemnify any person (and the heirs and legal representatives of any such person) made or threatened to be made a party to (or for directors and officers, otherwise involved in) any threatened, pending or completed action, suit, arbitration, alternative dispute resolution procedure, legislative hearing or inquiry or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that such person is or was a director, officer or employee of UTC, of any constituent corporation absorbed in a consolidation or merger or of a subsidiary of UTC or serves or served as such in a fiduciary capacity with another enterprise at the request of UTC, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by any such person in connection with such proceeding.

UTC shall pay or reimburse all expenses (including attorneys’ fees) reasonably incurred by any person who is or was a director or officer of UTC, any constituent corporation or any subsidiary and any person who serves or served as or in a fiduciary capacity at their request in advance of the final disposition of any such proceeding, as long as the person undertakes to repay the expenses if the final judicial decision is that the person is not entitled to be indemnified.

Rockwell Collins’ by-laws provide that Rockwell Collins shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, regulatory, arbitral or investigative (other than an action by or in the right of Rockwell Collins), by reason of the fact that the person is or was a director, officer, employee or agent of Rockwell Collins or any of its majority-owned subsidiaries or is or was serving at the request of Rockwell Collins as a director, officer, employee or agent of another corporation or of any partnership, limited liability entity, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rockwell Collins and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Rockwell Collins shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Rockwell Collins to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or

Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners

Subject to the approval of either (1) the chief executive officer or (2) the general counsel and the chief financial officer acting together, UTC may provide independent legal counsel or pay or reimburse the expenses (including attorneys’ fees) reasonably incurred by any person who is or was an employee of UTC, any constituent corporation or any subsidiary and any person who serves or served as such or in a fiduciary capacity in advance of the final disposition of any such proceeding, as long as the person undertakes to repay the expenses if the final judicial decision is that such person is not entitled to be indemnified.

In the case of indemnification pursuant to the provisions described above, UTC will not be obligated to provide indemnification, payment or reimbursement of expenses to any director, officer, employee or other person in connection with a proceeding initiated by that person unless the UTC Board authorized or consented to such proceeding in a resolution adopted by the UTC Board.

Subject to the approval of either (1) the chief executive officer or (2) the general counsel and the chief financial officer acting together, UTC may provide to any person who is or was an agent or fiduciary of UTC, a constituent corporation, a subsidiary or an employee benefit plan of one of these entities rights of indemnification and to receive payment or reimbursement of expenses (including in advance of the final disposition of any proceeding), including attorney’s fees.

In accordance with the DGCL, and subject to the approval of either the chief financial officer or the vice president, treasurer, UTC may purchase and maintain insurance to protect each of itself and any person who is or was a director, officer, employee, agent or fiduciary of UTC, a constituent agent of Rockwell Collins or any of its majority-owned subsidiaries or is or was serving at the request of Rockwell Collins as a director, officer, employee or agent of another corporation or of any partnership, limited liability entity, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Rockwell Collins. However, no indemnification will be made in respect of any claim, issue or matter as to which the claimant has been adjudged to be liable to Rockwell Collins, unless and only to the extent that the Court of Chancery of Delaware or the court in which the action or suit was brought determines that, despite the adjudication of such liability, the claimant is fairly and reasonably entitled to indemnity for the expenses which such court deems proper.

Under Rockwell Collins’ by-laws, directors, officers, employees or agents of Rockwell Collins who are successful on the merits or otherwise in defense of any of the above described actions, suits and proceedings or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of such person. If any such person is not wholly successful in any such action, suit or proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters, Rockwell Collins shall indemnify the person against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of the person in connection with each claim, issue or matter that is successfully resolved.

Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
corporation, or a subsidiary or is or was serving at the request of one of these entities as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against this person and incurred by this person in this capacity, or arising out of the person’s status as such, whether or not UTC has the power to indemnify the person.

In the case of indemnification pursuant to the provisions described above, indemnification will be made only as authorized in the specific case upon a determination that indemnification is proper in accordance with the standards described above.

In the event there has been no change of control of Rockwell Collins resulting in the acquisition by (with certain customary restrictions), any individual, entity or group of 20% or more of the shares of common stock or combined voting power then entitled to vote generally in the election of directors, referred to later in this paragraph as a change of control, the determination referred to in the immediately preceding paragraph will be made by, (1) in the case of present or former directors or officers of Rockwell Collins, either a majority of disinterested directors on the Rockwell Collins Board or, if there are no disinterested directors or if such disinterested directors so direct, by independent counsel or the shareowners of Rockwell Collins, or (2) in the case of a person who is not a present or former director or officer of Rockwell Collins, by the chief executive officer or another officer authorized by the Rockwell Collins Board. In the event there has been a change of control, the determination will be made by independent counsel or (at the claimant’s request) the Rockwell Collins Board (in the case of a claimant who is a present or former officer or director of Rockwell Collins) or an officer of Rockwell Collins authorized to make such determination (in the case of a claimant who is not a present or former officer or director of Rockwell Collins). Claimants will also be indemnified against expenses actually and reasonably incurred in cooperating with the person or entity making the determination of entitlement to indemnification.

Rockwell Collins’ by-laws also provide that persons who are witnesses in the

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
actions described above, by reason of the fact that the person is or was a director, officer, employee or agent of Rockwell Collins or any of its majority-owned subsidiaries or is or was serving at the request of Rockwell Collins as a director, officer, employee or agent of another corporation or of any partnership, limited liability entity, joint venture, trust, employee benefit plan or other enterprise, the person will be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of the person.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

UTC’s certificate of incorporation provides that the affirmative vote of the holders of 80% or more of the voting power of the shares of the then outstanding voting stock of UTC, voting together as a single class, is required to amend or repeal, or adopt any provisions inconsistent with certain designated provisions relating to (1) higher vote standard for certain business combinations with interested shareowners, (2) definition of such business combinations, (3) when the higher vote standard for business combinations is not required, (4) certain definitions related to business combinations, (5) powers of disinterested directors related to business combinations, (6) fiduciary obligations of interested shareowners and (7) amendments to the foregoing provisions relating to certain business combinations with interested shareowners not approved by a majority of disinterested directors.

Rockwell Collins’ certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Rockwell Collins is required to amend, alter, change or repeal, or adopt any provision of the certificate of incorporation inconsistent with certain designated provisions relating to (1) the number and classification of the Rockwell Collins Board, removal of Rockwell Collins directors, filling vacancies on the Rockwell Collins Board and the exemption of members of the Rockwell Collins Board for monetary damages related to breaches of fiduciary duty in certain circumstances, (2) amendment of the certificate of incorporation and (3) meetings of the shareowners, including shareowner action by written consent.

In addition, Rockwell Collins’ certificate of incorporation provides that the affirmative vote of the holders of 80% or more of the voting power of the shares of the then outstanding voting stock of Rockwell Collins, voting together as a single class, is required to amend or

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
repeal, or adopt any provisions inconsistent with, certain designated provisions relating to (1) higher vote standard for certain business combinations with interested shareowners, (2) when the higher vote standard for business combinations is not required, (3) certain definitions related to business combinations, (4) powers of continuing directors related to business combinations, (5) fiduciary obligations of interested shareowners and (6) amendments to the foregoing provisions relating to certain business combinations with interested shareowners not approved by two-thirds of disinterested directors.

	In all other instances, the DGCL standard for amendment to the certificate of incorporation described above applies.	In all other instances, the DGCL standard for amendment to the certificate of incorporation described above applies.

Amendments to By-laws	UTC’s certificate of incorporation and by-laws provide that the UTC Board may amend the UTC by-laws by the affirmative vote of a majority of the whole UTC Board in a manner not inconsistent with any provision of law or the certificate of incorporation, but the UTC Board may not amend certain designated provisions relating to (1) amendment of the by-laws, (2) the bonus proviso for director compensation, (3) removal of directors, (4) removal of elected officers or (5) compensation of elected officers. Shareowners may amend the UTC by-laws at a meeting called to amend the by-laws, so long as any such amendment is not inconsistent with any provision of law or the certificate of incorporation.	Rockwell Collins’ certificate of incorporation and by-laws provide that the Rockwell Collins Board may make, alter, amend and repeal the Rockwell Collins by-laws in a manner not inconsistent with Delaware law or the certificate of incorporation, subject to the power of the holders of capital stock of Rockwell Collins to alter or repeal the by-laws made by the Rockwell Collins Board. However, any amendment or repeal by shareowners of Rockwell Collins will require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock of Rockwell Collins, voting together as a single class.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a shareowner acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested shareowner” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested shareowner, the board of directors approves either the business combination or the transaction which resulted in the shareowner becoming an interested shareowner or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareowner or other specified exceptions are

Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

UTC’s certificate of incorporation includes restrictions on specified business combinations (described further below) in addition to the protections of the provisions of Section 203 of the DGCL discussed above. Because UTC has not opted out of Section 203 of the DGCL, it remains subject to such provision.	Rockwell Collins’ certificate of incorporation includes restrictions on specified business combinations (described further below) in addition to the protections of the provisions of Section 203 of the DGCL discussed above. Because Rockwell Collins has not opted out of Section 203 of the DGCL, it remains subject to such provision.

Specified business combinations with interested shareowners (generally defined as persons beneficially owning voting stock of UTC that represents 10% or more of the voting power of the outstanding voting stock), including (1) mergers or consolidations with interested shareowners or their affiliates, (2) sales or other dispositions to interested shareowners of assets of UTC with a fair market value of $25 million or more, (3) adoption of any plan of liquidation or dissolution proposed by an interested shareowner or (4) reclassification of securities (including any reverse stock split) or recapitalization or consolidation of UTC that increases the proportionate share of any class of equity or convertible securities of UTC held by an interested shareowner, each requires the approval of the holders of at least 80% of the voting power of the then outstanding voting stock of UTC, unless the business combination is approved by a majority of disinterested directors (generally defined as directors not affiliated with the respective interested shareowner and those recommended to succeed a continuing director by a majority of the remaining disinterested directors) or if specified price and procedure requirements designed to ensure certain minimum values of consideration to be paid to holders of UTC common stock have been met. (However, that the price and procedure requirements will not serve as an exception to the higher vote	Specified business combinations (or the agreements to enter into such business combinations) with interested shareowners (generally defined as persons beneficially owning voting stock of Rockwell Collins that represents 10% or more of votes then entitled to be cast), including (1) mergers or consolidations with interested shareowners or their affiliates, (2) sales or other dispositions to interested shareowners of assets or securities of Rockwell Collins with a fair market value of $25 million or more, (3) adoption of any plan of liquidation or dissolution proposed by an interested shareowner or (4) reclassification of securities (including any reverse stock split) or recapitalization or consolidation of Rockwell Collins that increases the proportionate share of capital stock of Rockwell Collins held by an interested shareowner, each requires the approval of the holders of at least 80% of the voting power of the then outstanding voting stock of Rockwell Collins, unless the business combination is approved by at least two-thirds of continuing directors (generally defined as directors not affiliated with the respective interested shareowner and those elected to succeed a continuing director by two-thirds of remaining continuing directors) or if specified price and procedure requirements designed to ensure certain minimum values of consideration to be paid to holders of Rockwell Collins capital stock have been met.

	Rights of UTC Shareowners	Rights of Rockwell Collins Shareowners
requirement if no cash or other consideration is received by the shareowners of UTC.)

Shareowner Rights Plan	The DGCL does not include a statutory provision expressly validating shareowner rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.

	UTC does not have a shareowner rights plan currently in effect.	Rockwell Collins does not have a shareowner rights plan currently in effect.

APPRAISAL RIGHTS

Appraisal Rights of Rockwell Collins Shareowners

Record holders of Rockwell Collins common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of the DGCL, which is referred to as Section 262, holders of shares of Rockwell Collins common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) at the completion of the merger, judicially determined and paid to them in cash by complying with the provisions of Section 262. Rockwell Collins is required to send a notice to that effect to each shareowner not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to the record holders of common stock.

The following is a brief summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of the applicable requirements, and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex D. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex D. Failure to comply timely and properly with the requirements of Section 262 may result in the loss of your appraisal rights under the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that shareowners exercise their appraisal rights under Section 262.

Shareowners of record who desire to exercise their appraisal rights must do all of the following: (1) not vote in favor of adopting the merger agreement, (2) deliver in the manner set forth below a written demand for appraisal of the shareowner’s shares to the Secretary of Rockwell Collins before the vote on the merger proposal, (3) continuously hold the shares of record from the date of making the demand through completion of the merger and (4) otherwise comply with the requirements of Section 262.

Only a holder of record of Rockwell Collins common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the shareowner of record. The demand should set forth, fully and correctly, the shareowner’s name as it appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a tenancy or tenancy in common, the demand must be executed by or on behalf of all owners. An authorized agent, including an agent of two or more owners, may execute the demand for appraisal for a shareowner of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. Any holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. A demand for appraisal with respect to such shares must be made by or on behalf of the depository nominee and it must identify the depository nominee as the record owner. Any beneficial holder of shares desiring appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Rockwell Collins of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of the holder’s shares.

Shareowners of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Rockwell Collins, Inc., 400 Collins Road N.E., Cedar Rapids, IA 52498, Attention: Robert J. Perna, Senior Vice President, General Counsel and Secretary. The written demand for appraisal should specify the shareowner’s name and mailing address. The written demand must reasonably inform Rockwell Collins that the shareowner intends thereby to demand an appraisal of his, her or its shares. The written demand must be received by Rockwell Collins prior to the vote on the merger proposal at the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the adoption of the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the shareowner must not vote its shares of Rockwell Collins common stock in favor of adoption of the merger agreement. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement and will cause the shareowner’s right of appraisal to be lost. Therefore, a shareowner who desires to exercise appraisal rights should either (1) refrain from executing and submitting the enclosed proxy card or (2) vote by proxy against the adoption of the merger agreement or affirmatively register an abstention with respect thereto.

Notwithstanding a shareowner’s compliance with the foregoing requirements, Section 262 provides that, because immediately prior to the merger Rockwell Collins common stock was listed on a national securities exchange, the Delaware Chancery Court will dismiss the proceedings as to all holders of shares of common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares of common stock entitled to appraisal exceeds 1% of the outstanding shares of common stock or (2) the value of the consideration provided in the merger for such total number of shares of common stock entitled to appraisal exceeds $1 million.

Within 120 days after completion of the merger, but not thereafter, either the surviving corporation in the merger or any shareowner who has timely and properly demanded appraisal of such shareowner’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a shareowner, demanding a determination of the fair value of the shares of all shareowners who have properly demanded appraisal. There is no present intent on the part of Rockwell Collins as the surviving corporation to file an appraisal petition, and shareowners seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, shareowners who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after completion of the merger, any shareowner who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of common stock not voting in favor of the merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving corporation for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for appraisal is duly filed by a Rockwell Collins shareowner and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all shareowners who have demanded an appraisal of their shares of Rockwell Collins common stock and with whom agreements as to the value of their shares of common stock have not been reached. After notice to shareowners who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition and determine those shareowners who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the shareowners who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareowner fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such shareowner. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Rockwell Collins common stock owned by such shareowners, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.

After a hearing on such petition, the Delaware Court of Chancery will determine which shareowners are entitled to appraisal rights and thereafter will appraise the shares owned by those shareowners, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the date the merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the merger is completed and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such shareowner), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, on the amount determined to be fair value, to the shareowners entitled to receive the same upon the surrender by such holders of the certificates representing their shares, if any, or, immediately in the case of any uncertificated shares. The parties have made no determination as to whether such a payment will be made if the merger is completed, and Rockwell Collins reserves the right to make such a payment upon the completion of the merger.

In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Shareowners considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. Each of Rockwell Collins and UTC reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Rockwell Collins common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. The Delaware Court of Chancery may order that all or a portion of the expenses incurred by such shareowner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the date of completion of the merger, any shareowner who has duly demanded appraisal in compliance with Section 262 will not, after completion of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to shareowners of record at a date prior to completion of the merger.

Within 10 days after the completion of the merger, the surviving corporation must give notice of the date that the merger became effective to each of Rockwell Collins shareowners who has properly filed a written demand for appraisal, who did not vote in favor of the proposal to adopt the merger agreement and who has otherwise complied with Section 262. At any time within 60 days after completion of the merger, any shareowner who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such shareowner’s demand for appraisal and to accept the cash and UTC common stock to which the shareowner is entitled pursuant to the merger. After this period, the shareowner may withdraw such shareowner’s demand for appraisal only with the written approval of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after completion of the merger, shareowners’ rights to appraisal will cease and all shareowners will be entitled only to receive the merger consideration as provided for in the merger agreement. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any shareowners without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any shareowner who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such shareowner’s demand for appraisal and to accept the terms offered upon the merger within 60 days after completion of the merger.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex D to this proxy statement/prospectus.

Failure to comply strictly with all the procedures set forth in Section 262 may result in the loss of a shareowner’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

VALIDITY OF COMMON SHARES

The validity of the shares of UTC common stock offered hereby will be passed upon for UTC by Wachtell, Lipton, Rosen & Katz.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of UTC and UTC management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to UTC’s Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of UTC for the three-month periods ended March 31, 2017 and 2016 and the three and six-month periods ended June 30, 2017 and 2016, incorporated by reference in this proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 28, 2017 and July 28, 2017 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements of Rockwell Collins and its subsidiaries, incorporated in this proxy statement/prospectus by reference from Rockwell Collins’ Annual Report on Form 10-K for the fiscal year ended September 30, 2016, and the effectiveness of Rockwell Collins’ and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of B/E Aerospace, Inc. and subsidiaries, incorporated in this proxy statement/prospectus by reference from Rockwell Collins’ Current Report on Form 8-K, filed on April 13, 2017, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREOWNER PROPOSALS

Rockwell Collins

If the merger is completed by early 2018, Rockwell Collins will become a wholly owned subsidiary of UTC and, consequently, will not hold an annual meeting of its shareowners in 2018. If the merger is not completed by early 2018 for any reason, then Rockwell Collins expects to hold an annual meeting of its shareowners in 2018.

Under Rockwell Collins’ current certificate of incorporation and by-laws and applicable SEC rules, the deadlines for shareowner proposals to be brought before the Rockwell Collins 2018 annual meeting of shareowners or to nominate candidates for election as directors are as follows:

Shareowner proposals to be made at the 2018 Annual Meeting of Shareowners must have been received at Rockwell Collins’ principal executive offices on or before August 17, 2017, 120 calendar days before the anniversary date of the mailing of Rockwell Collins’ proxy statement to shareowners in connection with the 2017 Annual Meeting of Shareowners, in order to be eligible for inclusion in Rockwell Collins’ proxy statement and form of proxy relating to that meeting pursuant to Rule 14a-8 under the Exchange Act; provided, however, that if the date of the 2018 Annual Meeting of Shareowners has been changed by more than 30 days from February 2, 2018, then the deadline for inclusion is a reasonable time before Rockwell Collins begins to print and send its proxy materials for that meeting. Rockwell Collins’ by-laws require that notice of shareowner proposals to be made at the 2018 Annual Meeting of Shareowners outside the processes of Rule 14a-8 under the Exchange Act must have been submitted to Rockwell Collins no earlier than the close of business on September 5, 2017, the 150th day prior to the first anniversary of the preceding year’s annual meeting and no later than the close of business on October 5, 2017, the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the 2018 Annual Meeting of Shareowners is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered no earlier than the close of business on the 150th day prior to the date of such annual meeting and no later than the close of business on the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 130 days prior to the date of such annual meeting, the 10th day following the date of such public announcement.

Pursuant to Rockwell Collins’ by-laws, notice of shareowner proposals must be in proper form, setting forth, as to each matter the shareowner proposes to bring before the annual meeting, the following:

•	the name and address of such shareowner;

•	the class or series and number of shares of Rockwell Collins capital stock which are beneficially owned by and of record by such shareowner;

•	any information relating to such shareowner required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for the proposal and/or for the election of directors pursuant to Section 14 of the Exchange Act; and

•	a representation that such shareowner is a holder of record of stock of Rockwell Collins entitled to vote at such annual meeting and intends to appear in person or by proxy, whether the shareowner or beneficial owner intends to deliver a proxy statement or form of proxy to holders of Rockwell Collins common stock required to approve the proposal or elect the nominee or otherwise to solicit proxies’ and an undertaking by such shareowner to notify Rockwell Collins of any change in the above information as of the applicable record date.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareowners sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareowners. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Rockwell Collins shareowners residing at the same address, unless such shareowners have notified Rockwell Collins of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareowners and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Rockwell Collins at the address identified below. Rockwell Collins will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any Rockwell Collins shareowner residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Rockwell Collins, Inc., 400 Collins Road N.E., Cedar Rapids, Iowa 52498, Attn: Shareowner Relations, or contact Rockwell Collins by telephone at (319) 295-4045.

WHERE YOU CAN FIND MORE INFORMATION

Rockwell Collins and UTC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Rockwell Collins and UTC, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

UTC has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of UTC common stock to be issued to Rockwell Collins shareowners in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Rockwell Collins and UTC. The rules and regulations of the SEC allow Rockwell Collins and UTC to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Rockwell Collins and UTC to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Rockwell Collins and UTC have previously filed with the SEC. They contain important information about the companies and their financial condition.

Rockwell Collins SEC Filings

•	Annual report on Form 10-K for the year ended September 30, 2016, filed with the SEC on November 15, 2016;

•	Quarterly reports on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on July 28, 2017, for the quarter ended March 31, 2017, filed with the SEC on April 21, 2017, and for the quarter ended December 31, 2016, filed with the SEC on February 8, 2017;

•	Current reports on Form 8-K filed with the SEC on December 22, 2016, January 10, 2017, February 6, 2017, March 10, 2017, March 16, 2017, March 30, 2017, April 10, 2017, April 13, 2017, June 2, 2017, April 19, 2017, September 5, 2017, September 6, 2017 and October 10, 2017 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	Definitive Proxy Statement for Rockwell Collins’ 2017 annual meeting filed with the SEC on December 15, 2016.

UTC SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 9, 2017;

•	Quarterly reports on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on July 28, 2017 and for the quarter ended March 31, 2017, filed with the SEC on April 28, 2017;

•	Current reports on Form 8-K filed with the SEC on April 24, 2017, May 4, 2017, July 27, 2017, September 5, 2017 and September 6, 2017 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act);

•	Definitive Proxy Statement for UTC’s 2017 annual meeting filed with the SEC on March 10, 2017; and

•	Description of UTC’s capital stock, contained in UTC’s Registration Statement on Form S-3ASR, filed with the SEC on April 29, 2016.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, all documents filed by Rockwell Collins or UTC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this proxy statement/prospectus and before the date of the special meeting or (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement (excluding in each case any current reports on Form 8-K to the extent disclosure is furnished and not filed) shall be deemed to be incorporated by reference into this proxy statement/prospectus.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Rockwell Collins or UTC, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

By Mail:	By Mail:

Rockwell Collins, Inc.	United Technologies Corporation
400 Collins Road N.E.	10 Farm Springs Road
Cedar Rapids, Iowa 52498	Farmington, Connecticut 06032
Telephone: (319) 295-1000	Telephone: (860) 728-7000

These documents are available from Rockwell Collins or UTC, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Rockwell Collins and UTC at their Internet websites at www.rockwellcollins.com and www.utc.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document relating to Rockwell Collins by requesting them in writing or by telephone from Innisfree M&A Incorporated, Rockwell Collins’ proxy solicitor at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 825-8772 (toll-free)

(212) 750-5833 (collect)

If you are a shareowner of UTC or Rockwell Collins and would like to request documents, please do so by [            ] to receive them before the Rockwell Collins special meeting. If you request any documents from Rockwell Collins or UTC, Rockwell Collins or UTC, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Rockwell Collins or UTC, as the case may be, receives your request.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY

REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF ROCKWELL COLLINS COMMON STOCK AT THE SPECIAL MEETING. NEITHER ROCKWELL COLLINS NOR UTC HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [            ]. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN (OR INCORPORATED BY REFERENCE INTO) THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THE DATE OF SUCH INCORPORATED DOCUMENT (AS APPLICABLE), AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREOWNERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

UNITED TECHNOLOGIES CORPORATION

RIVETER MERGER SUB CORP.

and

ROCKWELL COLLINS, INC.

Dated as of September 4, 2017

A-i

A-ii

Page
ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1	Conditions to the Obligations of Each Party	A-56
Section 6.2	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	A-57
Section 6.3	Conditions to Obligation of the Company to Effect the Merger	A-57

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1	Termination	A-58
Section 7.2	Effect of Termination	A-59
Section 7.3	Termination Fees	A-60
Section 7.4	Amendment	A-61
Section 7.5	Extension; Waiver	A-61

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1	Non-Survival of Representations and Warranties	A-61
Section 8.2	Expenses	A-62
Section 8.3	Notices	A-62
Section 8.4	Interpretation; Certain Definitions	A-63
Section 8.5	Severability	A-63
Section 8.6	Assignment	A-64
Section 8.7	Entire Agreement	A-64
Section 8.8	No Third-Party Beneficiaries	A-64
Section 8.9	Governing Law	A-64
Section 8.10	Specific Performance	A-64
Section 8.11	Consent to Jurisdiction	A-65
Section 8.12	Counterparts	A-65
Section 8.13	WAIVER OF JURY TRIAL	A-65
Section 8.14	Certificates	A-65
Section 8.15	Waiver of Claims Against Financing Source Parties	A-65

APPENDICES AND EXHIBITS

Appendix A	Definitions
Exhibit A	Certificate of Incorporation of the Surviving Corporation

A-iii

INDEX OF DEFINED TERMS

Term	Section
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	3.20(a)
Antitrust Laws	3.5(b)
Applicable Company Subsidiary	Appendix A
Applicable Company Subsidiary Acquisition Agreement	Appendix A
Applicable Company Subsidiary Acquisition Closing	Appendix A
Automation	Appendix A
Automation Tax Allocation Agreement	Appendix A
Aviation Regulations	3.19
Book-Entry Shares	2.1(a)(iii)
Business Day	Appendix A
Bylaws	3.1
Canceled Shares	2.1(a)(i)
Cash Consideration	2.1(a)(iii)
Certificate of Incorporation	3.1
Certificate of Merger	1.3
Certificates	2.1(a)(iii)
Closing	1.2
Closing Date	1.2
Code	Appendix A
Commitment Letter	4.14
Company	Preamble
Company 401(k) Plan	Appendix A
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	5.6(c)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Capitalization Date	3.2(a)
Company Common Stock	2.1(a)(i)
Company Disclosure Letter	Appendix A
Company DSU Award	2.3(d)(i)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company ESPP	Appendix A
Company Fundamental Representations	6.2(a)
Company Government Contract	Appendix A
Company Intervening Event	Appendix A
Company Leased Real Property	Appendix A
Company Material Adverse Effect	Appendix A
Company Material Contract	3.14(a)
Company Non-US Share Purchase Plans	Appendix A
Company Permits	3.10(a)
Company Preferred Stock	3.2(a)
Company Recommendation	Appendix A
Company Related Parties	7.3(d)
Company Restricted Stock Award	2.3(a)
Company RSU Award	2.3(b)(i)

A-iv

Term	Section
Company SEC Documents	3.6(a)
Company Stock Option	2.3(c)
Company Stockholder Approval	3.4
Company Stockholders’ Meeting	5.3(b)
Company Superior Proposal	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	3.5(b)
Continuation Period	5.10(a)
Contract	Appendix A
Control	Appendix A
Converted Shares	2.1(a)(ii)
Covered Employees	5.10(a)
Customs & International Trade Authorizations	Appendix A
Customs & International Trade Laws	Appendix A
D&O Indemnified Parties	5.7(a)
Debt Letters	4.14
Delaware Secretary of State	Appendix A
DGCL	Recitals
Dissenting Shares	2.5
Domestic Revolving Credit Agreement	Appendix A
EDGAR	Article III
Effective Time	1.3
Environmental Laws	Appendix A
Equity Award Exchange Ratio	Appendix A
ERISA	Appendix A
Exchange Act	Appendix A
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	Appendix A
Existing Debt Modification	5.15(c)(x)
Existing Revolving Credit Agreement	Appendix A
Existing Term Loan Credit Agreement	Appendix A
FAA	3.19
FCPA	Appendix A
Financing	4.14
Financing Parties	5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	7.4
Foreign Plan	Appendix A
Form S-4	3.11
GAAP	Appendix A
Global Revolving Credit Agreement	Appendix A
Government Contract Bid	3.22(a)
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Intellectual Property Rights	3.15(b)
IRS	Appendix A
IT Assets	Appendix A

A-v

Term	Section
KLX	Appendix A
KLX Tax Sharing Agreement	Appendix A
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Merger	Recitals
Merger Consideration	2.1(a)(iii)
Merger Sub	Preamble
Merger Sub Board	Recitals
Net Option Share	2.3(c)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Parent	Preamble
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Common Stock	2.1(a)(iii)
Parent Disclosure Letter	Appendix A
Parent Equity Awards	Appendix A
Parent ERISA Affiliate	Appendix A
Parent Expenses	7.3(b)
Parent Fundamental Representations	6.3(a)
Parent Material Adverse Effect	Appendix A
Parent Organizational Documents	Appendix A
Parent Permits	4.10(a)
Parent Revolving Credit Facilities	Appendix A
Parent SEC Documents	4.6(a)
Parent Stock Issuance	5.3(a)
Parent Stock Price	Appendix A
PBGC	3.12(d)
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Proceedings	Appendix A
Proxy Statement	3.11
Redacted Fee Letter	4.14
Release	Appendix A
Representative	Appendix A
Restraint	6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Securities Act	Appendix A
Security	Appendix A
Subsidiary	Appendix A
Substitute Financing	5.15(b)
Surviving Corporation	1.1

A-vi

Term	Section
Tax	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	7.1(b)(i)
Trading Day	Appendix A
Treasury Regulations	Appendix A
Trust Agreement	5.10(g)
U.S. Plan	Appendix A
Unacceptable Condition	5.4(d)
VWAP	Appendix A

A-vii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 4, 2017, is made by and among United Technologies Corporation, a Delaware corporation (“Parent”), Riveter Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Rockwell Collins, Inc., a Delaware corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved and, in the case of the Company Board and the Merger Sub Board, declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a direct or indirect wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the Company Board has, subject to Section 5.6, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a direct or indirect wholly owned Subsidiary of Parent (the “Surviving Corporation”).

Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019.

Section 1.3 Effective Time. Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.4 Certificate of Incorporation; Bylaws.

(a) The Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.7.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except with respect to the name of the Surviving Corporation) until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.7.

Section 1.5 Board of Directors; Officers. The members of the Merger Sub Board immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held directly by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii) Conversion of Converted Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by any wholly owned Subsidiary of the Company or any wholly owned Subsidiary of Parent (other than Merger Sub) (collectively, “Converted Shares”) shall be converted into and become such number of fully paid and non-assessable common shares, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(iii) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive, in accordance with the terms of this Agreement (A) $93.33 per share in cash, without interest, from Parent (such amount of cash, the “Cash Consideration”), and (B) a number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(c)) (such shares of Parent Common Stock and any such cash in lieu of fractional shares, together with the Cash Consideration, the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(iii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(iv) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(b) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares that a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(c), be entitled under Section 2.1(a)(iii) and (ii) the Parent Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(c) is not a separately bargained-for consideration.

Section 2.2 Exchange of Certificates.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall enter into a customary exchange agreement with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(iii). Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(iii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the Cash Consideration portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d) (such shares of Parent Common Stock and Cash Consideration provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, the “Exchange Fund”). Parent shall make available to Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(c). In the event the Exchange

Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(iii), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates, (B) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(iii), (C) any dividends or other distributions payable pursuant to Section 2.2(d) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c).

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (ii) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(iii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, (i) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Share, (ii) the number of shares of Parent Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a)(iii), (iii) any dividends or other distributions payable pursuant to Section 2.2(d) and (iv) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(c), if applicable. Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.2(c) and any dividends or other distributions payable pursuant to Section 2.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.

(d) Distributions with Respect to Unexchanged Shares. Subject to applicable Law, there shall be paid to the holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.2(c), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such shares of Parent Common Stock.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d).

(g) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i) Withholding. Each of Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3 Company Equity Awards.

(a) Treatment of Company Restricted Stock Awards. As of the Effective Time, each award of Company Common Stock subject to vesting or lapse restrictions (each a “Company Restricted Stock Award”) that remains outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof and converted in accordance with the procedures set forth in this Agreement into the right to receive the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award, treating such shares in the same manner as all other outstanding shares of Company Common Stock for such purposes.

(b) Treatment of Company RSU Awards.

(i) As of the Effective Time, each restricted stock unit award relating to shares of Company Common Stock (each, a “Company RSU Award”) that was granted (A) prior to the date of this Agreement or (B) to a non-employee director of the Company, and that remains outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested, and shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld; provided that to the extent that such Company RSU Award is subject to performance conditions, the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time shall be deemed to be equal to the target number of shares of Company Common Stock subject to such Company RSU Award; provided further that notwithstanding anything to the contrary contained in this Agreement, any payment of the Merger Consideration in respect of any such Company RSU Award which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code.

(ii) As of the Effective Time, each Company RSU Award, other than any Company RSU Award that is described in Section 2.3(b)(i), that is granted on or after the date of this Agreement and that remains outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, be assumed by Parent and converted into a restricted stock unit award of Parent covering that number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio; provided that to the extent that such Company RSU Award is subject to performance conditions, such number of shares of Company Common Stock subject to such Company RSU Award shall be deemed to be equal to the target number of shares of Company Common Stock subject to such Company RSU Award, and the corresponding Parent restricted stock unit award will be subject to the time-based vesting schedule applicable to such Company RSU Award and will be settled as provided in the award agreement applicable to such Company RSU Award, subject only to the continued service of the grantee with the Surviving Corporation, Parent or an Affiliate through each applicable vesting date (except in the event of an earlier qualifying terminations of service occurring after the Effective Time as provided in Section 5.1(e) of the Company Disclosure Letter) but shall not be subject to any performance conditions following the Effective Time.

(c) Treatment of Company Stock Options. As of the Effective Time, each compensatory option to purchase Company Common Stock (each a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each Net Option Share subject to such Company Stock Option immediately prior to the Effective Time, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld. For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (A) the product obtained by multiplying (i) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the value of the Merger Consideration. For purposes of the preceding sentence, the value the Merger Consideration that consists of shares of Parent Common Stock shall equal the product of (x) the number of such shares of Parent Common Stock and (y) the Parent Stock Price.

(d) Treatment of Company DSU Awards.

(i) As of the Effective Time, each stock unit credited to the account of any current or former participant under the Rockwell Collins Non-Qualified Savings Plan, the Amended and Restated Rockwell Collins 2005 Non-Qualified Retirement Savings Plan or the 2010 Deferred Compensation Plan, as assumed by the Company, that relates to shares of Company Common Stock (each a “Company DSU Award”) that is outstanding as of immediately prior to the Effective Time and payable in cash by its terms upon the consummation of the Merger shall be canceled without any action on the part of any holder thereof in consideration for the right to receive a lump sum cash payment as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) with respect thereto equal to the product of (i) the value of the Merger Consideration and (ii) the number of shares of Company Common Stock relating to such Company DSU Award, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld. For purposes of the preceding sentence, the value of the portion of the Merger Consideration that consists of shares of Parent Common Stock shall be equal to the product of (x) the number of such shares of Parent Common Stock and (y) the Parent Stock Price.

(ii) As of the Effective Time, each Company DSU Award that is outstanding as of immediately prior to the Effective Time and payable in shares of Company Common Stock by its terms upon the consummation of the Merger shall be canceled without any action on the part of any holder thereof in consideration for the right to receive the Merger Consideration as promptly as practicable following the Effective Time (but in no event later than seven (7) Business Days thereafter) in respect of each share of Company Common Stock relating to such Company DSU Award, less any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld.

(iii) As of the Effective Time, each Company DSU Award, other than any Company DSU Award that is described in Section 2.3(d)(i) or Section 2.3(d)(ii) that is outstanding as of immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be assumed by Parent and converted into a deferred stock unit award of Parent covering that number of shares of Parent Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company DSU Award immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio, which shall be settled in cash or shares of Parent Common Stock as provided in the plan document applicable to such Company DSU Award on the date or dates provided under the applicable election.

(e) Company ESPP. Except to the extent it is otherwise determined by Parent and communicated to the Company that the Company ESPP should continue in effect under its current terms, promptly following the date of this Agreement upon confirmation by Parent prior to such action being taken, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that (i) with respect to any Offering Period (as such term is defined in the Company ESPP) outstanding as of the date of this Agreement under the Company ESPP, such Offering Period shall terminate and each Option (as such term is defined in the Company ESPP) shall be deemed to have been exercised upon the earlier to occur of (A) the day that is four (4) complete Trading Days prior to the Effective Time or (B) the date on which such Offering Period would otherwise end, and no additional Offering Period shall commence under such Company ESPP after the date of this Agreement; (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his, her or its rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; and (iv) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(f) Company Actions. Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Equity Plans, adopt applicable resolutions, amend the terms of the Company Equity Plans or any outstanding awards, and take all other appropriate actions to give effect to the transactions contemplated herein. To the extent such notice or actions are required, the Company shall provide Parent with documentation evidencing the completion of the foregoing actions (the form and substance of such documentation shall be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed) not later than the Business Day preceding the Effective Time.

(g) Parent Actions. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Parent restricted stock unit award or Parent deferred stock unit award granted pursuant to this Section 2.3. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 2.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL and not effectively withdrawn or lost such holder’s rights to appraisal (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Company shall give notice to Parent as promptly as reasonably practicable of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all material discussions with third parties and all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

Section 2.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(iii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents filed with (or furnished to) the SEC by the Company or the Applicable Company Subsidiary on or after September 30, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) or (ii) the Company Disclosure Letter, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Qualification. Each of the Company and each of its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger. Accurate and complete copies of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. Such Certificate of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on September 1, 2017 (the “Company Capitalization Date”), the authorized capital stock of the Company consisted of (i) 1,000,000,000 shares of Company Common Stock, 174,981,559 of which were issued and outstanding (including outstanding Company Restricted Stock Awards representing 23,029 shares of Company Common Stock), 12,182,876 of which were held by the Company as treasury stock, and (ii) 25,000,000 shares of preferred stock of the Company, without par value, of which 2,500,000 have been designated as Series A Preferred Stock (“Company Preferred Stock”), no shares of which were outstanding. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Company Capitalization Date, there were (A) 3,490,677 shares of Company Common Stock subject to outstanding Company Stock Options with a weighted average exercise price of $71.59, (B) outstanding Company Restricted Stock Awards representing 23,029 shares of Company Common Stock, (C) outstanding Company RSU Awards representing 881,116 shares of Company Common Stock, which amount may be increased to a maximum of 1,398,167 shares of Company Common Stock based on the satisfaction of performance conditions set forth in the applicable award agreements, (D) outstanding Company DSU Awards representing 30,340 shares of Company Common Stock, (E) 2,407,778 shares of Company Common Stock reserved for future issuance under the Company ESPP and (F) 7,213,062 shares of Company Common Stock reserved for future issuance under the Company Equity Plans. From the close of business on the Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock, Company Preferred Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity Awards or under the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan in accordance with its terms or (II) any Company Equity Awards or any other equity or equity-based awards.

(b) All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plans or the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of the Company Equity Plans and the forms of stock option, restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and no award agreement applicable to Company Equity Awards contains material terms that are not consistent with, or are in addition to, the terms of such forms. Each grant of Company Equity Awards was made in accordance with the terms of the Company Equity Plans, the Exchange Act and all other applicable Laws, including the rules and regulations of the NYSE. All of the outstanding Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom. No Subsidiary of the Company owns any capital stock of the Company.

(c) As of the date of this Agreement, other than as set forth in Section 3.2(a), or, with respect to any foreign Subsidiary of the Company, directors’ qualifying shares or similar arrangements required by applicable Law, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments,

(ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Merger) to obtaining the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (in the case of the Merger, except for the (i) receipt of the Company Stockholder Approval and (ii) filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Company Board has, by resolutions unanimously adopted by the Company Board, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) resolved to make the Company Recommendation; provided that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4 Vote Required. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.13, the adoption of this Agreement and the approval of the Merger by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement; it being understood that in connection with the Company Stockholder Approval, the Company will also submit for the vote of its stockholders at the Company Stockholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting.

Section 3.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Merger) the Company Stockholder Approval has been received, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration (other than pursuant to any Company Benefit Plan) or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws or Laws that provide for review of national security or defense matters (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.6 Company SEC Documents; Financial Statements.

(a) Since September 30, 2015, each of the Company and the Applicable Company Subsidiary has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of the Company and the Applicable Company Subsidiary included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries or the Applicable Company Subsidiary and its consolidated Subsidiaries, as applicable, as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since September 30, 2015 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company or the Applicable Company Subsidiary thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since September 30, 2013, there has been and is no fraud, whether or not material, that involves senior management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f) To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since September 30, 2015 through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Applicable Company Subsidiary, the Company Board or any committee thereof, or, to the Knowledge of the Company, the board of directors of the Applicable Company Subsidiary or any committee thereof.

(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since September 30, 2015, (i) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

Section 3.7 Absence of Certain Changes or Events. Since September 30, 2016 through the date of this Agreement, (a) except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of clause (g), (i), (j), (o), (q), (r) or (x) (in the case of (x), to the extent relating to any of the foregoing clauses) of Section 5.1, and (c) there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on November 15, 2016 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 28, 2017, (b) incurred in the ordinary course of business consistent with past practice since September 30, 2016, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.

Section 3.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.10 Permits; Compliance with Laws.

(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015, through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 3.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub) for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.12 Employee Benefit Plans; Labor.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material U.S. Plan, the Company has made available to Parent a true and complete copy of such material U.S. Plan and all amendments thereto (including a written description of the material provisions of each unwritten material U.S. Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such U.S. Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority since December 31, 2015.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved (as of the date of this Agreement and as of the Closing) to the extent required by and in accordance with GAAP and (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Company or any of its Subsidiaries.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has adversely affected, or would reasonably be expected to adversely affect, the qualified status of any such Company Benefit Plan or result in the imposition of any liability, penalty or tax under ERISA or the Code that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, was required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). With respect to each Company Benefit Plan that constitutes a “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) to which the Company, any of its Subsidiaries or any Company ERISA Affiliate made, or was required to make, contributions during the six years prior to the date hereof: (A) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (B) the Company has provided to Parent the most recent actuarial valuation report and the facts and assumptions stated therein are true and correct in all material respects; (C) no reportable event within the meaning of Section 4043(c) of ERISA for which the reporting requirement has not been waived has occurred, and the consummation of the Merger will not result in the occurrence of any such reportable event; (D) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full; (E) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been, or is reasonably expected to be, incurred by the Company, any of its Subsidiaries, or any Company ERISA Affiliate; (F) the PBGC has not instituted or threatened to commence proceedings to terminate any such Company Benefit Plan, or to cause a Lien to be imposed in respect thereof, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Benefit Plan, and (G) no such Company Benefit Plan has failed to meet the minimum funding standard under Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no pending, or, to the Knowledge of the Company, threatened Proceedings, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(f) Neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director or employee of, or individual service provider to, the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee or other individual service provider of the Company or any of its Subsidiaries, or (v) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan (other than any requirement to obtain the signature of a counterparty to amend, modify or terminate such Company Benefit Plan).

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).

(h) Except for labor-related agreements, arrangements or understandings entered into or applicable on the national and/or sector level, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization or works council. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, to the Knowledge of the Company, there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. Since December 31, 2015 through the date of this Agreement, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing;

(iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(j) The Company and its Subsidiaries are, and since December 31, 2015 have been, in compliance with the terms of the Company Benefit Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have been in compliance with all Laws applicable to “contractors” or “subcontractors” (in each case, as defined by Executive Order 11246).

Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP.

(b) (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto) and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of material Taxes of or with respect to the Company or any of its Subsidiaries; (ii) no deficiency for material Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established (as of the date of this Agreement and as of the Closing) in accordance with GAAP; (iii) none of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be liable for a material amount of Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(d) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects from payments made to its respective employees, independent contractors, creditors, stockholders or other third parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e) None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries, the Applicable Company Subsidiary or any of its Subsidiaries, KLX or any of its Subsidiaries, or Automation or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(f) Except with respect to the KLX Tax Sharing Agreement and the Automation Tax Allocation Agreement, none of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary Tax indemnification provisions in commercial Contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries. The Company and its Subsidiaries have complied in all material respects with each of the KLX Tax Sharing Agreement and the Automation Tax Allocation Agreement, and no material claims are pending against the Company or any of its Subsidiaries under either agreement.

(g) There are no Liens for a material amount of Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i) Within the last two (2) years, none of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound or affected, except for this Agreement, that:

(i) is a Contract (other than a purchase order) with a vendor or supplier that provided or provides, as applicable, for aggregate payments from the Company and its Subsidiaries of more than $50,000,000 in the past 12 months or $250,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(ii) is a Contract (other than a purchase order) with a customer that provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $100,000,000 in the past 12 months or $500,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(iii) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company and its Subsidiaries, taken as a whole, and is required to be filed with the SEC;

(iv) is a joint venture, shareholder or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(v) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries (whether outstanding or as may be incurred) in an amount in excess of $25,000,000;

(vi) is an agreement under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights);

(vii) is a Contract with any Governmental Authority, any prime contractor of a Governmental Authority in its capacity as a prime contractor or any subcontractor with respect to any such Contract that, in each case, provided or provides, as applicable, for aggregate payments to the Company and its Subsidiaries of more than $100,000,000 in the past 12 months or $500,000,000 over the remaining life of such Contract (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be paid under any such Contract);

(viii) is a non-competition or other Contract that materially limits (A) the manner, lines of business or localities in which any business of the Company and its Subsidiaries, taken as a whole, is or has a right to be conducted or (B) the types of businesses that the Company and its Subsidiaries conduct or have a right to conduct;

(ix) is a Contract relating to the acquisition or disposition of any business, operations or assets (whether by merger, sale of stock, sale of assets, consolidation or otherwise) entered into within the past three (3) years, for aggregate actual and/or contingent consideration under such Contract in excess of $100,000,000, or which has continuing or contingent obligations that would reasonably be expected to be in excess of $10,000,000;

(x) is or includes a license, consent to use, non-assertion, coexistence or similar Contract concerning Intellectual Property Rights or software of or used by the Company or any of its Subsidiaries (other than non-customized software subject to customary “shrink-wrap” or “click-through” type Contracts) and (A) provides for annual payments of more than $50,000,000 or (B) other than to a customer or supplier in the ordinary course of business consistent with past practice (unless the Contract contains “change of control” or similar triggers that would materially alter, add to or impact the license terms therein as a result of this Agreement or the transactions contemplated herein), grants an exclusive license or similar exclusive right to use to the Company or any of its Subsidiaries or to any third party and is material to the Company and its Subsidiaries, taken as a whole;

(xi) is material to the Company and its Subsidiaries, taken as a whole, that provides for “single source” supply to the Company or any of its Subsidiaries;

(xii) provides for (A) material exclusivity rights for the benefit of a third party, (B) a guarantee of availability of supply or services by the Company or its Subsidiaries for a period greater than twenty four (24) months that is material to the Company and its Subsidiaries, taken as a whole, or (C) “most favored nation” rights that are material to the Company and its Subsidiaries, taken as a whole;

(xiii) is a Contract that contains a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; or

(xiv) provides for the Company or its Subsidiaries to indemnify or hold harmless any other Person entered into outside of the ordinary course of business consistent with past practice, that would reasonably be expected to impose on the Company or any of its Subsidiaries a liability in excess of $10,000,000.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (I) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (II) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (B) in full force and effect.

Section 3.15 Intellectual Property and Information Technology.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the applications for and registrations of Intellectual Property Rights owned by the Company or its Subsidiaries are (i) free and clear of all Liens (other than Permitted Liens) and (ii) in effect, subsisting and, to the Knowledge of the Company, valid. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (A) all assignments to the Company or any of its Subsidiaries of Intellectual Property Rights issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar that are owned by the Company or such Subsidiary have been properly executed and recorded, where applicable, (B) as of the date of this Agreement, there are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings declared, commenced or provoked or, to the Knowledge of the Company, threatened with respect to any patents included in the Intellectual Property Rights that are owned by the Company or any of its Subsidiaries, and (C) as of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Intellectual Property Rights owned by the Company or any of its Subsidiaries or, to the Knowledge of the Company, used in the respective businesses of the Company and its Subsidiaries.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries own, validly license or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, Internet domain names, service marks, know-how, trade secrets and other intellectual property rights, and any registrations and applications therefor (the “Intellectual Property Rights”), that are used in the respective businesses of the Company and its Subsidiaries. Without limiting the foregoing, (i) the Company is the sole owner of the applications and registrations listed on Section 3.15(b)(i) of the Company Disclosure Letter, (ii) as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened Proceeding challenging such ownership rights and (iii) to the Knowledge of the Company, as of the date hereof, no third Person is using such marks in a material and unauthorized manner in the fields set forth on Section 3.15(b)(iii) of the Company Disclosure Letter.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, and (ii) as of the date of this Agreement, there is no claim for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, as of the date of this Agreement, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property Right owned by or used in the respective businesses of the Company or any of its Subsidiaries.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets of the Company or any of its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.

(e) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2014, there have been no security breaches of, unauthorized access to or use of, failures or unplanned outages in, or other adverse integrity or security events affecting the IT Assets of the Company and its Subsidiaries or any other Persons to the extent used by or on behalf of the Company or its Subsidiaries (or, in each case information and transactions stored or contained therein or transmitted thereby).

(f) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company or its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their possession against unauthorized access or use, misuse, loss or damage and (ii) the Company and its Subsidiaries have since December 31, 2014 complied with all applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of all Personal Data, and, to the Knowledge of the Company, there has been no unauthorized access to or use of, misuse of, loss of or damage to any such Personal Data.

Section 3.16 Real and Personal Property.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets, free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Leased Real Property, other than any use and occupancy rights granted to third party owners, tenants or licensees pursuant to agreements with respect to such Company Leased Real Property, entered into in the ordinary course of business. Other than as constitutes a Permitted Lien, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material real property owned by the Company or any of its Subsidiaries or any material portion thereof.

(b) Each lease, sublease or license for Company Leased Real Property is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(c) As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its

Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to a lease for Company Leased Real Property or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any real property owned or leased by the Company or any of its Subsidiaries, (ii) there are no outstanding options or rights of first refusal to purchase any real property owned by the Company or any of its Subsidiaries or any interest therein and (iii) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any real property owned or leased by the Company or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof.

Section 3.17 Environmental.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are and, since December 31, 2012, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(ii) as of the date of this Agreement, there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;

(iii) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(iv) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;

(v) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and

(vi) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.

Section 3.18 Customers and Suppliers. None of the ten (10) largest customers (by revenue) of the businesses of the Company and its Subsidiaries during the twelve (12) months prior to the date of this Agreement or the ten (10) largest suppliers (by cost) of the businesses of the Company and its Subsidiaries during the twelve (12) months prior to the date of this Agreement has since September 30, 2016 through the date of this Agreement (a) canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries, (b) materially decreased, or to the Knowledge of the Company or any of its Subsidiaries, threatened to materially decrease the quantity of products or services purchased from or sold to, respectively, the Company or any of its Subsidiaries, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts, (c) demanded, requested or received from the Company or any of its Subsidiaries any material concessions with respect to any existing or proposed Contracts or programs which, in the aggregate, would reasonably be expected to be materially adverse to the Company or its Subsidiaries, taken as a whole, or (d) been engaged in a material dispute with the Company or any of its Subsidiaries, in the case of each of clauses (a) (with respect to threatened matters), (b), (c) and (d), other than to the extent in the ordinary course of business consistent with past practice. Lists of all customers and suppliers referred to in this Section 3.18 have been made available to Parent prior to the date of this Agreement.

Section 3.19 Product Warranty; Aviation Regulation Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each product manufactured, sold, leased or delivered by the Company or any of its Subsidiaries, since December 31, 2013, has been in substantial conformity with all applicable contractual specifications and all express and implied warranties made by the Company or any of its Subsidiaries (except to the extent non-conformity is consented to by a customer), and neither the Company nor any of its Subsidiaries has any liability for replacement or repair thereof or other damages in connection therewith, (b) the Company and each of its Subsidiaries (i) is in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (“FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”), (ii) since December 31, 2015, has not violated or made voluntary disclosures with respect to potential violations of any Aviation Regulations, or, since December 31, 2013 through the date of this Agreement, has not been subject to an investigation with respect to potential violations of any Aviation Regulations, and (iii) has not been cited by the FAA or foreign aviation authorities for any material discrepancies or violations during inspections or audits since December 31, 2015, and (c) the Company has not received any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39, as amended) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Authority, the foreign equivalent thereof) pursuant to which a known safety deficiency was found in any of the products of the Company or any of its Subsidiaries at any time since December 31, 2015, and no such Air Worthiness Directives are pending.

Section 3.20 Foreign Corrupt Practices Act; Anti-Corruption.

(a) Since December 31, 2012, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b) Neither the Company nor any of its Subsidiaries, as of the date of this Agreement, (i) to the Knowledge of the Company, is under external or internal investigation for any material violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any material violation of, or failure to comply with, any Anti-Corruption Laws or (iii) to the Knowledge of the Company, is the subject of any internal complaint, audit or review process regarding a material violation of the Anti-Corruption Laws.

(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2012, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.21 Customs and International Trade Laws; Sanctions.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) since December 31, 2012, the Company and its Subsidiaries have been in compliance with all applicable Customs & International Trade Laws, and (ii) as of the date of this Agreement, there are no unresolved formal claims concerning the liability of any of the Company or its Subsidiaries under such Laws. Without limiting the foregoing, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (A) at all times since December 31, 2012, the Company and its Subsidiaries and, to the Knowledge of the Company, Persons acting on their behalf, have obtained all import and export licenses and all other Customs & International Trade Authorizations, (B) since December 31, 2012, no Governmental Authority has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against any of the Company or its Subsidiaries or any of their respective directors, officers or, to the Knowledge of the Company, employees or agents, of the Company or any of its Subsidiaries (in their capacity as such) in connection with any actual or alleged violation of any applicable Customs & International Trade Laws, and (C) since December 31, 2012 through the date of this Agreement, there have been no written claims, written requests for information, the initiation of any Proceedings or, to the Knowledge of the Company, investigations by a Governmental Authority with respect to the Company’s and its Subsidiaries’ Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

(b) Neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) as of the date of this Agreement, has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.

(c) Each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, (i) is and, since December 31, 2012, has been, in compliance in all material respects with all applicable Sanctions and (ii) has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.

(d) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2012, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Customs & International Trade Laws or applicable Sanctions.

Section 3.22 Government Contracts; Government Bids.

(a) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, each Company Government Contract was legally awarded, is binding on the Company or its Subsidiaries, as applicable, party thereto, and is in full force and effect, and no Company Government Contract or offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Authority or any prime contractor that would be material to the Company and its Subsidiaries, taken as a whole (a “Government

Contract Bid”) is currently the subject of bid or award protest proceedings. The Company and its Subsidiaries have complied and are in compliance in all material respects with the terms and conditions of each Company Government Contract and Government Contract Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2015, neither the Governmental Authority nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract and Government Contract Bid.

(c) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, since December 31, 2015, no costs incurred by the Company or any of its Subsidiaries pertaining to any Company Government Contract have been proposed for disallowance or deemed finally disallowed in writing by a Governmental Authority, and no material payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money.

(d) Since December 31, 2015, except as has not been, and could not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole, (i) none of the Company, any of its Subsidiaries or any of their respective Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Authority or doing business with any Governmental Authority, (ii) through the date of this Agreement, none of the Company or any of its Subsidiaries has received any request to show cause (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), (iii) none of the Company or any of its Subsidiaries, to the Knowledge of the Company, is the subject of a finding of non-compliance, nonresponsibility or ineligibility for government contracting, (iv) none of the Company or any of its Subsidiaries is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers, employees or Principals (as defined in Federal Acquisition Regulation 52.209-5), nor to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Authority with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or audit or investigation of the Company or any of its Subsidiaries with respect to any Company Government Contract, including any alleged material irregularity, misstatement or omission arising thereunder or relating thereto, and (vi) neither the Company nor any of its Subsidiaries has made any voluntary disclosure (A) to any Governmental Authority with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) under the Federal Acquisition Regulation mandatory disclosure or payment provisions to any Governmental Authority and, to the Knowledge of the Company, there are no facts that would require mandatory disclosure thereunder.

(e) Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company or its Subsidiaries, taken as a whole, (i) the cost accounting system and business systems (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) of the Company and its Subsidiaries and the associated entries reflected in the financial records of the Company and its Subsidiaries with respect to Company Government Contracts and Government Contract Bids are and, since December 31, 2015, have been in compliance with Law and have not been determined by the United States government’s Defense Contract Audit Agency or Defense Contract Management Agency to be inadequate or disapproved for accumulating and billing costs under Company Government Contracts and (ii) since December 31, 2015, to the Knowledge of the Company, (A) there has been no finding of fraud or any claim of any liability as a result of defective pricing, labor mischarging or improper payments on the part of the Company or any of its Subsidiaries, (B) no cost incurred by the Company or any of its Subsidiaries has been formally questioned, challenged, or disallowed, nor is any such cost the subject of any investigation, other than routine audit, by a Governmental Authority and (C) no money due to the Company or any of its Subsidiaries pertaining to a Company Government Contract has been withheld or offset nor has any claim been made to withhold or offset money, and, subject to applicable rate approvals, each of the Company and its Subsidiaries, as applicable, is entitled to all progress payments received with respect thereto.

Section 3.23 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies of the Company and its Subsidiaries, and all such insurance policies are in full force and effect, and (b) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such policies or (ii) of cancellation or termination with respect to any such policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries.

Section 3.24 Takeover Statutes. The approval by the Company Board of this Agreement, the Merger and the other transactions contemplated by this Agreement represents all the action necessary to render inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement the provisions of Section 203 of the DGCL.

Section 3.25 Brokers. No investment banker, broker or finder other than J.P. Morgan Securities LLC and Citigroup Global Markets, Inc., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of all the engagement letters between the Company and each of J.P. Morgan Securities LLC and Citigroup Global Markets, Inc. have been made available to Parent prior to the date of this Agreement.

Section 3.26 Opinion of Financial Advisors. The Company Board has received the opinions of J.P. Morgan Securities LLC and Citigroup Global Markets, Inc., dated as of the date of this Agreement, each to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than the Company, Parent, their respective wholly owned Subsidiaries and holders of Dissenting Shares). Promptly after the date of this Agreement, true, correct and complete copies of such opinions will be made available to Parent for informational purposes only.

Section 3.27 Applicable Company Subsidiary Acquisition. As of the Applicable Company Subsidiary Acquisition Closing, there were no waivers in accordance with the terms of the Applicable Subsidiary Acquisition Agreement by any party to such agreement of the conditions to the closing set forth in Sections 6.1, 6.2 and 6.3 of the Applicable Company Subsidiary Acquisition Agreement.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement, none of Parent or Merger Sub or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying

on) any representation or warranty, express or implied, to the Company in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after December 31, 2016 and prior to the date of this Agreement (but in each case excluding any risk factor disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available on EDGAR or (ii) the Parent Disclosure Letter, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization; Qualification. Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except where the failure to be so validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on the August 30, 2017 (the “Parent Capitalization Date”), the authorized capital stock of Parent consisted of (i) 4,000,000,000 shares of Parent Common Stock, 1,452,811,555 of which were issued and outstanding (including 0 shares of Parent Common Stock subject to Parent Equity Awards in the form of compensatory restricted stock awards) and 654,259,004 of which were held by Parent as treasury stock, and (ii) 250,000,000 shares of preferred stock, par value $1.00 per share, of Parent, no shares of which were outstanding. There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the close of business on the Parent Capitalization Date, there were (A) outstanding options and stock appreciation rights relating to 35,734,448 shares of Parent Common Stock and (B) outstanding Parent Equity Awards (other than options, stock appreciation rights and compensatory restricted stock awards relating to Parent Common Stock) representing 4,613,424 shares of Parent Common Stock.

(b) All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to the Parent Equity Awards or the Parent’s Long-Term

Incentive Plan, as amended from time to time, or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement, are, or will be when issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.

(c) Other than (1) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards outstanding as of the close of business on the Parent Capitalization Date or under other compensation plans of Parent in accordance with their terms or (2) the grant or issuance of Parent Equity Awards since the Parent Capitalization Date in the ordinary course of business consistent with past practice, as of the date of this Agreement, other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of Parent or securities convertible into or exchangeable for such shares, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock of Parent or any securities representing the right to purchase or otherwise receive any capital stock of Parent, (iii) stockholder agreements, voting trusts or similar agreements with any Person to which Parent is a party (A) restricting the transfer of the capital stock of Parent or (B) affecting the voting rights of capital stock of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock of Parent.

(d) All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(e) The number of shares of authorized Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Merger Sub have all necessary corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b) The Parent Board and the Merger Sub Board have, by resolutions unanimously adopted thereby, approved this Agreement and the transactions contemplated by this Agreement. As of the date of this Agreement, none of the aforesaid actions by the Parent Board or the Merger Sub Board have been amended, rescinded or modified. Parent or a Subsidiary of Parent, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

Section 4.4 No Vote Required. Assuming the accuracy of the representations and warranties in Section 3.2 and compliance by the Company with Section 5.1(c), no vote of the stockholders of Parent or the holders of any other securities of Parent is required by any Law or by the Parent Organizational Documents in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.5 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or Merger Sub, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (other than Merger Sub), clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and

(B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.6 Parent SEC Documents; Financial Statements.

(a) Since December 31, 2016, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements of Parent included in Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b) Prior to the date of this Agreement, Parent has furnished to the Company complete and correct copies of all comment letters from the SEC since December 31, 2016 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents are subject to ongoing SEC review.

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. Since December 31, 2013, there has been and is no fraud, whether or not material, that involves senior management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f) To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since December 31, 2016 through the date of this Agreement, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent, the Parent Board or any committee thereof.

(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate. Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) Since December 31, 2016, (i) neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in each case, as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole.

(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent SEC Documents (including any audited financial statements and unaudited interim financial statements of Parent included therein).

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2016 through the date of this Agreement, (a) except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on February 9, 2017 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on July 28, 2017, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.

Section 4.9 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.10 Permits; Compliance with Laws.

(a) (i) Parent and its Subsidiaries are in possession of all material franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for Parent and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted under and pursuant to all applicable Laws (the “Parent Permits”), (ii) all such Parent Permits are in full force and effect and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of Parent, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(b) Since December 31, 2015, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Parent Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

(c) Since December 31, 2015 through the date of this Agreement, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Parent Permits, except where any failure to be in such compliance (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent or Merger Sub to perform its respective obligations under this Agreement or to consummate the Merger, or prevent or materially delay the consummation of any of the Merger and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.12 Brokers. No investment banker, broker or finder other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub).

Section 4.13 Share Ownership. None of Parent, Merger Sub or any of their respective Affiliates has been, (a) at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL or (b) an “Interested Shareowner” or “Affiliate” or “Associate” of an “Interested Shareowner” (each as defined in the Certificate of Incorporation).

Section 4.14 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of September 4, among Parent and Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc. (the “Commitment Letter”) and (b) the fee letter, dated as of September 4, 2017, among Parent and Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, HSBC Bank USA, National Association and HSBC Securities (USA) Inc. (as redacted to remove the fee amounts, pricing caps and the rates and amounts included in the “market flex,” the “Redacted Fee Letter”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the “Initial Lenders” party thereto have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15 (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the

Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing, together with cash on hand and amounts available to be drawn on the Parent Revolving Credit Facilities are, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Merger have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III of this Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent and Merger Sub are not relying on) any representation or warranty, express or implied, to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent, in the case of Section 5.1(a)(ii) and (iii), (e), (f), (i), (j), (k), (l), (m), (n), (o), (p), (r), (s), (t), (u) and (v), shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth on Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve its assets and business organization and maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and to keep available the services of key employees, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) amend (i) the Certificate of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries, in a manner that would be materially adverse to Parent or Merger Sub or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for the per share exercise price of the Company Stock Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan or (ii) the forfeiture of Company Equity Awards;

(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided that the Company may issue the foregoing (i) upon the settlement of any Company Stock Option, Company RSU Award, or Company DSU Award outstanding as of the date of this Agreement, (ii) pursuant to the terms of the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan in effect immediately prior to the date of this Agreement or (iii) to the extent permitted by Section 5.1(e);

(d) except with respect to the regular quarterly cash dividends of up to $0.33 per share, with record and payment dates for such dividends consistent with past practice (except as otherwise provided in Section 5.20), declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(e) except to the extent required pursuant to any Company Benefit Plan or Labor Agreement as in effect on the date of this Agreement, (i) establish, adopt, enter into any new, amend, terminate, or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company, except for increases in base salaries or hourly rates of pay of employees (other than executive officers) in the ordinary course of business and consistent with past and competitive market practices, including in connection with promotions permitted by Section 5.1(f), in an amount not to exceed (x) for any single employee, $20,000 and (y) for all increases in the aggregate, 4% of the aggregate annual cost of base salaries and hourly rates of pay for all employees of the Company measured as of immediately prior to the date hereof; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee or director of, or individual service provider to, the Company or any Subsidiary of the Company (other than offer letters in the ordinary course of business and consistent with past practice that provide for at-will employment (or employment, if at-will employment is not permitted by applicable Law in the relevant jurisdiction) without any severance (other than severance pursuant to the Rockwell Collins Inc. Severance Pay Plan as in effect from time to time), retention or change in control benefits for newly hired employees or individual service providers who are hired to the extent permitted by Section 5.1(f)); (vi) communicate with employees of the Company or any Subsidiary of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless such communications are consistent with the terms provided herein; or (vii) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(f) hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of $250,000 or more;

(g) make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) to any employee of the Company or any of its Subsidiaries in excess of $50,000 in the aggregate;

(h) forgive any loans or advances to any officers, employees or directors of the Company or its Subsidiaries, or any of their respective Affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;

(i) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $50,000,000 in the aggregate;

(j) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (other than Permitted Liens) (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights of the Company or any of its Subsidiaries (other than licenses of Intellectual Property Rights to customers or suppliers in their capacities as such in the ordinary course of business consistent with past practice) having a fair market value in excess of $25,000,000 individually or $75,000,000 in the aggregate, except (i) sales of inventory and accounts receivable in the ordinary course of business and consistent with past practice, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) disposition of obsolete tangible assets or expired inventory or (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business and in a manner consistent with past practice;

(k) (i) except as set forth in Section 5.1(k) of the Company Disclosure Letter, redeem, pay, discharge or satisfy any Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (ii) cancel any material Indebtedness (individually or in the aggregate) or, except in the ordinary course of business and in a manner consistent with past practice, settle, waive or amend any claims or rights of substantial value;

(l) (i) except as between or among the Company and/or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries except for Indebtedness under the Existing Revolving Credit Agreement or commercial paper program in connection with the ordinary course operations of the business, (ii) except in the ordinary course of business and in a manner consistent with past practice, incur or assume any other form of Indebtedness, and (iii) except in the ordinary course of business and in a manner consistent with past practice to customers, suppliers or, to the extent required by the applicable joint venture agreement as in effect on the date hereof and made available to Parent, joint ventures of the Company or any of its Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(m) terminate, enter into, agree to any material amendment, supplement or modification of or renew or waive any material rights under any Company Material Contract, any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or any Contract relating to material Company Leased Real Property, in each case other than (i) in the ordinary course of business and a manner consistent with past practice or (ii) to implement capital expenditures permitted under Section 5.1(p); provided that (A) the foregoing clauses (i) and (ii) shall not apply to any Contract (I) of the type described in Section 3.14(a)(viii) or (xii) (clauses (A) or (C) only), (II) that would or would purport to bind or apply to Parent or its Subsidiaries or their respective businesses or assets (other than the Company and its Subsidiaries and their respective businesses and assets) following the Effective Time, (III) that requires or provides for consent, acceleration, termination or any other material right or consequence triggered in whole or in part by the Merger or (IV) that contains, involves or is conditioned upon provisions or terms that, individually or in the aggregate, would reasonably be expected to have a materially adverse impact on the Company’s and its Subsidiaries’ rights or obligations relating to, or expected financial return with respect to, any already existing Contracts or programs of the Company and its Subsidiaries with the counterparty to the Contract subject to this clause (A) (or any of its Affiliates), and (B) if any Contract (or group of related Contracts) to which the foregoing clause (i) or clause (ii) apply (i.e., so that the consent of Parent is not required pursuant to this clause (m)) would reasonably be expected to provide for aggregate payments to or from the Company or any of its Subsidiaries in excess of $500,000,000 over the life of the Contract (or related group), the Company shall have first consulted in good faith with, and considered in good faith the views of, Parent regarding the Company’s intended action with respect to such Contract (or related group) and, if Parent objects within a reasonable time thereafter, shall not take any such action unless the Chief Executive Officer of the Company shall have first engaged in good faith discussions and consultation with the Chief Executive Officer of Parent regarding the applicable Contract (or related group) and such intended action, and Parent’s objections with respect thereto;

(n) modify, extend or enter into any Labor Agreement, except (i) as required pursuant to an applicable Contract in effect as of the date of this Agreement or (ii) where such actions are made in the ordinary course of business on terms (A) consistent with past practice, (B) that provide for a contract term that is no longer than the term of the expiring Labor Agreement, and (C) that do not impose an additional obligation that would have a materially adverse impact on the financial position of the business unit or units supported by the applicable Labor Agreement;

(o) make any material change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(p) make any capital expenditures that, together with all other capital expenditures of the Company and its Subsidiaries, exceed by more than 10%, the budgeted amounts set forth in Section 5.1(p) of the Company Disclosure Letter for the respective periods set forth therein;

(q) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(r) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by clause (v) and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct, by, of or on Parent, the Company or any of their respective Subsidiaries) involving payment by the Company or any of its Subsidiaries of (A) amounts not in excess of the amounts specifically reserved in accordance with GAAP with respect to such Proceeding on the Company’s consolidated financial statements for the quarterly period ending June 30, 2017, or (B) an amount not greater than $5,000,000 individually or $75,000,000 in the aggregate;

(s) fail to use commercially reasonable efforts to maintain in effect the existing material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(t) implement or effect any facility closing;

(u) cancel, dedicate to the public, disclaim, forfeit, reexamine or abandon or allow to lapse (except with respect to patents expiring in accordance with their terms) any material Intellectual Property Rights;

(v) (i) make, change or revoke any material Tax election or change any material aspect of its method of Tax accounting; (ii) file any material amendment to a material Tax Return; (iii) settle or compromise any audit or Proceeding with respect to Tax matters in an amount in excess of $2,000,000 individually or $20,000,000 in the aggregate; (iv) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to U.S. federal Taxes or material non-U.S. Taxes; (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax or request any material Tax ruling, (provided that any closing agreement settling an audit or Proceeding that is otherwise permitted under clause (iii) hereof shall not be prohibited by this clause (v)); or (vi) surrender any right to claim a material Tax refund;

(w) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries (provided, that with respect to mergers, consolidations, liquidations, dissolutions, recapitalizations or other reorganizations involving solely direct or indirect wholly owned Subsidiaries of the Company, Parent’s consent shall not be unreasonably withheld, conditioned or delayed); or

(x) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required pursuant to this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent shall not, directly or indirectly:

(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Common Stock) adverse to the Company’s stockholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of any of the Merger or the other transactions contemplated by this Agreement;

(b) repurchase or otherwise acquire Parent Common Stock, unless (i) in the ordinary course of business and in a manner consistent with past practice (it being understood that the foregoing shall not restrict Parent from repurchasing or otherwise acquiring shares in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of equity awards, or the forfeiture of equity awards) or (ii) not effected prior to the Closing;

(c) except with respect to quarterly cash dividends paid in the ordinary course consistent with past practice (subject to increase by no more than fifteen percent (15%) on a quarterly basis), declare with a record date that is prior to the Closing or pay prior to the Closing any dividend or other distribution payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests;

(d) adopt a plan of complete or partial liquidation or dissolution with respect to Parent;

(e) adjust, split, combine, subdivide or reclassify Parent’s capital stock; or

(f) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company, (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Proxy Statement in preliminary form and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger (the “Parent Stock Issuance”) and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided that, without limiting Section 5.9, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as practicable following the effectiveness of the Form S-4, duly call, set a record date for, give notice of, convene (on a date selected by the Company in consultation with Parent, which date shall be within, subject to adjournment or postponement as provided below, sixty (60) days of the effectiveness of the Form S-4) and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval, and shall submit such proposal to such holders at the Company Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Stockholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Stockholders’ Meeting) without the prior written consent of Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement or Form S-4 required by Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Stockholders’ Meeting or to obtain the Company Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval, provided that unless agreed to in writing by Parent, (x) any such adjournment or postponement shall be for a period of no more than 10 Business Days each, and (y) the Company shall only be permitted to effect up to two (2) such adjournments or postponements pursuant to this clause (ii) (in the aggregate); provided, further, that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Stockholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to (10) Business Days each (provided, that Parent shall only make up to two (2) such requests, and no such request for a postponement shall be permitted if it would require a change in the record date for the Company Stockholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Stockholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).

Section 5.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable, make its respective filings under the HSR Act and any Antitrust Law as set forth on Section 6.1(d) of the Parent Disclosure Letter, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Neither the Company nor Parent will withdraw any such filings or applications without the prior written consent of the other party. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b) In connection with and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.

(c) The parties shall consult with each other with respect to obtaining all permits and Consents necessary to consummate the transactions contemplated by this Agreement, including the Merger.

(d) In furtherance of and without limiting the efforts referenced in Section 5.4(a), Parent and the Company (if requested by Parent), along with their respective Subsidiaries and Affiliates, shall take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the consummation of the Merger as promptly as practicable, and in any event prior to the Termination Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, otherwise encumber or impair or take any other action with respect to Parent’s or any of its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Affiliates or any assets, properties, businesses or product lines of the Company or any of its Affiliates and (ii) in the event that any permanent or preliminary injunction or other Order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Merger unlawful or that would otherwise prevent or delay consummation of the Merger, taking any and all steps (including the posting of a bond or the taking of the steps contemplated by clause (i) above) necessary to vacate, modify or suspend such injunction or Order; provided, that no party hereto shall be required pursuant to this Section 5.4 to commit to or effect any action that is not conditioned upon the consummation of the Merger and, for the avoidance of doubt, the Company shall not, unless requested to do so by Parent, commit to or effect any action contemplated above in this Section 5.4(d). Notwithstanding anything in this Agreement to the contrary, Parent is not required to commit to or effect (A) any sale, divestiture, lease, holding separate pending a sale or other transfer or disposal or (B) any other restriction or action contemplated by this Section 5.4(d) if (I) in the case of clause (A), such action would require the sale, divestiture, lease, holding separate pending a sale or other transfer or disposal of any assets, properties, businesses or product lines of Parent, the Company or any of their respective Affiliates or Subsidiaries representing, in the aggregate, more than $850,000,000 of annual revenue generated (x) during the fiscal year ended December 31, 2016 (in the case of assets, properties, businesses or product lines of Parent or its Affiliates or Subsidiaries), (y) during the fiscal year ended September 30, 2016 (in the case of assets, properties, businesses or product lines of the Company or its Affiliates or Subsidiaries (other than assets, properties, businesses or product lines that were, prior to the Applicable Company Subsidiary Acquisition Closing, of the Applicable Company Subsidiary or its Subsidiaries)) or (z) during the fiscal year ended December 31, 2016 (in the case of assets, properties, businesses or product lines that were, prior to the Applicable Company Subsidiary Acquisition Closing, of the Applicable Company Subsidiary or its Subsidiaries), or (II) in the case of clause (B), such restriction or action, individually or taken together with all sales, divestitures, leases, holding separate pending a sale, transfers, disposals and other restrictions and actions contemplated by this Section 5.4(d), in the aggregate would or would reasonably be expected to have a materially adverse impact on the Company, Parent or their respective Subsidiaries or Affiliates, in each case measured on a scale relative to the size of the Company and its Subsidiaries, taken as a whole (without giving effect to the Merger), or on the expected benefits to Parent of the Merger (either of clause (I) or clause (II), an “Unacceptable Condition”).

(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of their Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.5 Access to Information; Confidentiality. The Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested; provided that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Merger Sub if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the standstill and similar restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any valid termination of this Agreement in accordance with its terms.

Section 5.6 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b) or Section 5.6(d), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, any Company Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal) or (C) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) containing any of information of the Company or any of its Subsidiaries and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its Subsidiaries.

(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Stockholder Approval, if the Company receives a bona fide written Company Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided, that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours)

provide Parent notice (I) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest and/or draft agreements relating to, and/or other written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all material non-public information, including copies of all written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request, providing to Parent copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.

(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) approve, authorize, declare advisable or recommend any Company Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of the Company Stockholder Approval, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of this Agreement, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal if, in each case, (A) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change pursuant to this Section 5.6(d) or terminate this Agreement pursuant to Section 7.1(c)(ii), (C) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (D) for a period of four (4) days following the notice delivered pursuant to clause (B) of this Section 5.6(d), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law; provided that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Parent the Company Termination Fee in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect a Company Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4)-day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided that (A) in no event shall this Section 5.6(f) affect the obligations specified in Section 5.6(d) or 5.6(e) (or to the consequences thereof in accordance with this Agreement) or the definition of Company Adverse Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed.

Section 5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation, the Bylaws or any indemnification Contract between such directors or officers and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.7.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, contract or otherwise.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.7.

Section 5.8 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the Effective Time, (b) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (c) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its board of directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

Section 5.9 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Proxy Statement or the Form S-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.9, and (b) this Section 5.9 shall not apply to (i) any press release or other public announcement or disclosure in connection with any Company Adverse Recommendation Change effected by the Company Board in accordance with this Agreement or (ii) any press release or other public announcement or disclosure by the Company or Parent of any information concerning this Agreement, the Merger or the other transactions contemplated by this Agreement in connection with a determination by the Company in accordance with Section 5.6(b) or Section 5.6(d) that a Company Acquisition Proposal constitutes, or may constitute, a Company Superior Proposal or any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement; provided, that in the case of either of clauses (i) or (ii), to the extent not prohibited by applicable Law, the disclosing party gives the other party reasonable advance notice of (including the contents of) its intended release, announcement or disclosure.

Section 5.10 Employee Benefits; Labor.

(a) For purposes of this Section 5.10, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time.

(b) Except as set forth on Section 5.10(b) of the Company Disclosure Letter or where applicable Law or the provisions of a Labor Agreement require more favorable treatment, during the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to the Covered Employees for so long as such Covered Employees remain employees of Parent or any of its Subsidiaries during the Continuation Period, compensation (such term to include salary or base rate of compensation, annual cash bonus opportunities, commissions and severance) and benefits that are substantially comparable in value, in the aggregate, to the compensation (excluding any retention, change of control, transaction or similar bonuses) and benefits (excluding any defined benefit pension plan but including any retiree medical and life insurance benefits) being provided by the Company or its Subsidiaries to Covered Employees immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to use commercially reasonable efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Benefit Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which such Covered Employee first becomes eligible to participate under such Parent Benefit Plan, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in such Covered Employee first becomes eligible to participate under such Parent Benefit Plan.

(d) As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any (i) non-elective employer contributions under any plan of Parent under Section 401(k) of the Code, (ii) Parent retiree medical program in which any Covered Employee participates after the Effective Time or (iii) any Parent Benefit Plan that is grandfathered or frozen or for which similarly situated employees of Parent and its Affiliates do not receive service credit. In no event shall anything contained in this Section 5.10 result in any duplication of benefits for the same period of service.

(e) Parent shall cause the Surviving Corporation to perform the Company’s obligations under the agreements set forth on Section 5.10(e) of the Company Disclosure Letter.

(f) The Company and its Subsidiaries shall use reasonable best efforts to satisfy all legal or contractual requirements to provide notice to, or carry out any consultation procedure with, any employee or groups of employees of the Company or any of its Subsidiaries, or any labor or trade union, labor organization or works council, which is representing any employee of the Company or any of its Subsidiaries, in connection with the transactions contemplated by this Agreement.

(g) The Company shall amend the Rockwell Collins Master Trust – Deferred Compensation and Non-Qualified Savings and Non-Qualified Pension Plan (the “Trust Agreement”), the Rockwell Collins Non-Qualified Savings Plan, the Rockwell Collins Non-Qualified Pension Plan, the Rockwell Collins Deferred Compensation Plan, the Rockwell Collins 2005 Non-Qualified Retirement Savings Plan, the Rockwell Collins 2005 Non-Qualified Pension Plan, and the Rockwell Collins 2005 Deferred Compensation Plan to the extent necessary to (i) remove any funding obligation that would otherwise be triggered by the Merger, (ii) cause the grantor trust governed by the Trust Agreement to remain revocable following the Closing, and (iii) to remove any provisions requiring the appointment of a third party administrator as a result of the Merger.

(h) No later than thirty (30) days following the execution of this Agreement (provided that Parent shall consider in good faith any reasonable request by the Company for extension of such period by up to thirty (30) days), the Company shall provide Parent with copies of all material documents embodying and relating to each material Foreign Plan, including the Foreign Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent tax return filing, in each case, to the extent applicable.

(i) No later than sixty (60) days following the execution of this Agreement (provided that Parent shall consider in good faith any reasonable request by the Company for extension of such period by up to thirty (30) days), the Company shall provide Parent with copies of all Labor Agreements.

(j) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

Section 5.11 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement or the transactions contemplated hereby.

Section 5.12 Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Treatment of Existing Debt. If requested in writing by Parent at least five (5) Business Days prior to the Closing Date, the Company will use reasonable best efforts to deliver to Parent prior to the Closing Date, an executed copy of a customary payoff letter from the administrative agent under the Existing Revolving Credit Agreement and/or the Existing Term Loan Credit Agreement, in form and substance reasonably satisfactory to Parent relating to the repayment in full of all obligations thereunder and the termination of all commitments in connection therewith.

Section 5.14 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the Effective Time.

Section 5.15 Financing and Financing Cooperation.

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing or any Substitute Financing in an amount sufficient, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities, and any other committed financing that replaces or supplements the Financing consistent with the terms set forth in this Section 5.15, to consummate the Merger and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (or with other terms agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below), so that such agreements are in effect no later than the Closing, and (ii) satisfying on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its

Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.

(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted in a customary manner) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Cash Consideration portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, provided, that Parent shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities and other financial resources of Parent on the Closing Date, is sufficient to consummate the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted) or (ii) impose new or additional conditions to the Financing or otherwise expand, amend, modify or waive any of the conditions to the Financing in a manner that in any would reasonably be expected to (A) materially delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (B) materially adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (C) materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Debt Letters. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15, such new commitment letters and/or fee letters shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof) sufficient, together with cash on hand, amounts available to be drawn on the Parent Revolving Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.

(c) Without limiting the generality of Section 5.4, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with any debt or equity financing in connection with the Merger and the other transactions contemplated by this Agreement, including the following:

(i) furnishing, or causing to be furnished, to Parent (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP, (B) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Applicable Company Subsidiary for the fiscal year ended on December 31, 2016 prepared in accordance with GAAP, and (C) unaudited consolidated balance sheets and related unaudited statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);

(ii) providing to Parent, to the extent reasonably available, (A) financial statements, financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt and/or equity securities (including any pro forma financial information so required relating to the transactions contemplated by the Applicable Company Subsidiary Acquisition Agreement) or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing and (B) such other financial and other information relating to the Company and its Subsidiaries customary or reasonably necessary for the completion of such financing to the extent reasonably requested by Parent to assist Parent in the preparation of customary offering or confidential information memoranda or otherwise to be used in connection with the marketing or consummation of the financing in connection with the Merger and the other transactions contemplated by this Agreement or to comply with applicable Law in connection with such financing;

(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries (including the Applicable Company Subsidiary) to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any registration statement of Parent filed with the SEC relating to such financing or in accordance with applicable law;

(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ (including the Applicable Company Subsidiary’s) independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with such financing and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries (including the Applicable Company Subsidiary), to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing;

(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15, and which may incorporate by reference periodic and current reports filed by the Company (and/or the Applicable Company Subsidiary) with the SEC;

(vi) reasonably cooperating with customary marketing efforts of Parent for the financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any materials and documentation about the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001), to the extent requested by the Financing Source Parties or Parent no less than nine (9) Business Days prior to the Closing Date;

(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company or any of its Subsidiaries (including the Applicable Company Subsidiary’s) included or intended to be used in connection with the financing should no longer be relied upon;

(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s or its Subsidiaries’ (including the Applicable Company Subsidiary’s) financial statements is required or reasonably likely; and

(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with (A) providing customary authorization letters to Parent’s financing sources and (B) the payoff, redemption, satisfaction and discharge, amendment or modification of existing Indebtedness of the Company and its Subsidiaries (any of the foregoing an “Existing Debt Modification”), whether in the form of any amendment, tender offer, exchange offer, redemption, satisfaction and discharge, consent solicitation, or otherwise;

provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any liability in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Existing Debt Modification, except such expenses for which Parent is obligated to reimburse the Company or, if reasonably requested by the Company, for which funds that are actually necessary to pay such expenses are provided in advance by Parent to the Company, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to such financing shall be subject to the consummation of the Closing, (III) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to such financing or any Existing Debt Modification that would be effective prior to the Closing (other than certifications of the financial statements and customary authorization letters), and none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize any such financing or any Existing Debt Modification, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) neither the Company nor any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that (1) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries; (2) would conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) would result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party; (4) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) would require preparing any projections or pro forma financial statements; or (6) would require delivering or causing to be delivered any opinion of counsel or solvency certificate. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with such financing and any Existing Debt Modification to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons for use in connection herewith or with the financing and Parent shall promptly after termination of this Agreement in accordance with Section 7.1 (other than any termination pursuant to Section 7.1(c)(ii), Section 7.1(d)(i) or Section 7.1(d)(ii)), upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in connection with such financing, whether or not the Merger is consummated or this Agreement is terminated. Each of Parent and Merger Sub acknowledges and agrees that the obtaining of any such financing is not a condition to the Closing and that in no event shall (x) the receipt by, or availability to, Parent, Merger Sub or any of their respective Affiliates of any funds or financing or (y) any Existing Debt Modification be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders and investors during syndication and marketing of the financing that enter into confidentiality arrangements customary for financing transactions of the same type as such financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any financing consisting of securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliates’ trademarks, service marks and logos solely in connection with the financing for the Merger and the other transactions contemplated by this Agreement; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

Section 5.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.17 State Takeover Laws. If any state takeover statute becomes or is deemed to become applicable to the Company or the Merger or the other transactions contemplated by this Agreement, then the Company Board shall take any and all actions within the Company’s control as are permitted under applicable Law and necessary to eliminate or, if it is not possible to eliminate, then to minimize the effects of such statutes on the foregoing.

Section 5.18 Transaction Litigation. The Company shall give Parent notice, as soon as possible, of any (x) stockholder Proceeding brought by any stockholder of the Company or (y) Proceeding brought by any of the parties set forth on Section 5.18 of the Company Disclosure Letter or any of their respective Affiliates, in each case against the Company and/or its directors or executive officers relating to or in connection with the Merger or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such Proceeding. The Company may not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any such Persons relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent in the case of an action contemplated by clause (x) above, not to be unreasonably withheld conditioned or delayed.

Section 5.19 Resignations. Prior to the Effective Time, upon Parent’s request, the Company shall use commercially reasonable efforts to cause any director of the Company to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time.

Section 5.20 Dividend Record Dates. The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive dividends twice for any one calendar quarter.

Section 5.21 Intellectual Property Matters. The Company shall comply with reasonable requests of Parent and its Subsidiaries (at Parent’s expense) in an effort to obtain consent to register and such other reasonable assistance as may be necessary from Rockwell Automation, Inc. and/or Rockwell International Corporation to facilitate registration of the marks set forth on Section 3.15(b)(i) of the Company Disclosure Letter in the name of the Company in any jurisdiction as reasonably requested by Parent.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) the Parent Stock Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance;

(c) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d) (i) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted and (ii) any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Section 6.1(d) of the Parent Disclosure Letter shall have been obtained and shall remain in full force and effect, in each case without the imposition, individually or in the aggregate, of an Unacceptable Condition; and

(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of (i) enjoining or otherwise prohibiting the consummation of the Merger (a “Restraint”) or (ii) resulting, individually or in the aggregate, in an Unacceptable Condition.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of the Company (i) contained in Sections 3.2(a), 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) and 3.7(c) shall be true and correct in all respects (other than, in the case of Sections 3.2(a) and 3.2(c)(i), (c)(ii) and (c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the first and last sentences of Section 3.2(b), Section 3.3, Section 3.4, Section 3.24, Section 3.25, Section 3.26 and Section 3.27 (together with the Sections of this Agreement referred to in clause (i), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a) each of the representations and warranties of Parent and Merger Sub (i) contained in Sections 4.2(a) and 4.7(b) shall be true and correct in all respects (other than, in the case of Section 4.2(a), de minimis inaccuracies) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (ii) contained in the first sentence of Section 4.2(b), Sections 4.2(c)(i), (c)(ii) and (c)(iv), Section 4.2(d), Section 4.3, Section 4.4 and Section 4.12 (together with the Sections of this Agreement referred to in clause (i), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iii) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. (New York time) on the first anniversary of the date of this Agreement (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(e) (in the case of clause (i) thereof, to the extent any such Restraint is in respect of an Antitrust Law) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or would be fulfilled if the Closing were to occur on such date, then the Termination Date shall automatically, without any action on the part of the parties hereto, be extended to the eighteen-month anniversary of the date of this Agreement, and such date shall become the “Termination Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) (A) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of such an Order, such Order shall have become final and non-appealable, or (B) any authorization or consent from a Governmental Authority required to be obtained pursuant to Section 6.1(d) shall have been denied and such denial shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Order or the denial of such Consent; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company if:

(i) Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.2(b); or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee; or

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.3(b); or

(ii) at any time prior to the receipt of the Company Stockholder Approval, (A) the Company Board shall have made a Company Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Proxy Statement the Company Recommendation or (C) the Company or the Company Board, as applicable, shall have (I) materially violated or breached any of its obligations under Section 5.6(a), (II) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of a Company Acquisition Proposal that is publicly announced and not withdrawn (which request by Parent may only be given once with respect to each such Company Acquisition Proposal; provided, that Parent may make another written request to which this clause (II) shall apply in the event of any publicly disclosed change to the price or other material terms of such Company Acquisition Proposal) or (III) failed to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that no such termination shall relieve any party hereto of any liability or damages resulting from any intentional breach of its obligations under this Agreement prior to such termination or fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of benefit of the Merger to the party, any lost stockholder premium, any lost synergies, the time value of money, and any benefit to the breaching party or its stockholders arising from such intentional breach or fraud; and provided, further, that the Confidentiality Agreement, this Section 7.2, the penultimate sentence of Section 5.15(c), Section 5.21, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.

Section 7.3 Termination Fees.

(a) If this Agreement is terminated by:

(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or (B) either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Stockholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) and (II) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 7.1(c)(ii); or

(iii) Parent pursuant to Section 7.1(d)(ii);

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented out-of-pocket costs and expenses, including all fees and expenses incurred in connection with the financing of the transactions contemplated by this Agreement and the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $50,000,000 (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 7.3(a), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(a).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d) Notwithstanding anything to the contrary set forth in this Agreement, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) and/or the right to receive payment of the Parent Expenses pursuant to Section 7.3(b), shall, in circumstances in which the Company Termination Fee or Parent Expenses (as applicable) are payable hereunder and are paid in full, constitute the sole and exclusive monetary remedy (other than (i) in the event of fraud or an intentional breach by the Company of this Agreement and (ii) Parent’s right, notwithstanding having received the Parent Expenses, to receive the Company Termination Fee less the Parent Expenses in the circumstances expressly contemplated in Section 7.3(a)) of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)).

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay the Company Termination Fee or the Parent Expenses pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee or the Parent Expenses set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Stockholder Approval; provided, that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company or Parent, as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law; provided further that no amendment to or waiver of any of Section 7.4, 8.8(c), 8.9, 8.11(c), 8.13 and 8.15 (collectively, the “Financing Source Party Provisions”) that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Source Parties.

Section 7.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective

Time; provided that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 8.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent or Merger Sub:

United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032
Phone:	(860) 728-7601
Fax:	(860) 728-7862
Email:	Charles.Gill@utc.com
Attention:	Charles D. Gill
Executive Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone:	(212) 403-1000
Fax:	(212) 403-2000
Email:	JRCammaker@wlrk.com;
EJLee@wlrk.com
Attention:	Joshua R. Cammaker
Edward J. Lee

if to the Company:

Rockwell Collins, Inc.
400 Collins Road N.E.
Cedar Rapids, IA 52498
Phone:	(319) 263-0212
Fax:	(319) 295-3599
Email:	Robert.Perna@rockwellcollins.com
Attention:	Robert Perna
Senior Vice President, General Counsel & Secretary

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Phone:	(312) 407-0700
Fax:	(312) 407-0411
Email:	Charles.Mulaney@skadden.com;
Richard.Witzel@skadden.com
Attention:	Charles W. Mulaney, Jr.
Richard C. Witzel, Jr.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 8.3; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to September 4, 2017, unless the context requires otherwise. References to any information or document being “made available” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room hosted on behalf of the Company by Merrill Corporation at https://us1.merrillcorp.com/bidder/index_frame.do?projectId=226117 and such documents that have been filed as exhibits to the Company SEC Documents, in each case, prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. For the purposes of this Agreement, to the extent any provision of this Agreement refers to the Company and/or its Subsidiaries or otherwise any Subsidiaries of the Company, such references shall include the Applicable Company Subsidiary, and as of or in the context of any time or period of time prior to the Applicable Company Subsidiary Acquisition Closing, such references shall include the Applicable Company Subsidiary and its Subsidiaries as of and/or during such time or period; provided that KLX and its Subsidiaries shall not be included in any reference to the Company and/or its Subsidiaries for purposes of this Agreement.

Section 8.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not delay, impair or prevent consummation of the Merger or otherwise have a Parent Material Adverse Effect and Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section  8.6 shall be null and void.

Section 8.7 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.8 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.7 and this Section 8.8 from and after the Effective Time), (b) from and after the Effective Time, the holders of Company Common Stock and Company Equity Awards (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof.

Section 8.9 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, subject in all respects to the provisions of any other agreement (including any commitment letter or definitive agreement relating to any Financing) between any Financing Source Party and any Party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.10 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c) Notwithstanding anything to the contrary in this Agreement, each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York.

Section 8.12 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 8.14 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.

Section 8.15 Waiver of Claims Against Financing Source Parties. The Company agrees, on behalf of itself and its Affiliates, that none of the Financing Source Parties shall have any liability to the Company or its

Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the financing of the transactions contemplated by this Agreement, whether at law or equity, in contract, in tort or otherwise, and that neither the Company nor any of its Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of financing the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 8.15 shall modify or alter the rights of Parent under any commitment letter, engagement letter or definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in any commitment letter, engagement letter or any such definitive financing documentation, as applicable, the provisions of such commitment letter, engagement letter or definitive financing documentation, as applicable, shall govern and control.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Gregory J. Hayes
	Name:	Gregory J. Hayes
	Title:	Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

RIVETER MERGER SUB CORP.

By:	/s/ Gregory J. Hayes
	Name:	Gregory J. Hayes
	Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

ROCKWELL COLLINS, INC.

By:	/s/ Robert K. Ortberg
	Name:	Robert K. Ortberg
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Applicable Company Subsidiary” shall mean B/E Aerospace, Inc.

“Applicable Company Subsidiary Acquisition Agreement” shall mean that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Company, Quarterback Merger Sub Corp. and the Applicable Company Subsidiary.

“Applicable Company Subsidiary Acquisition Closing” shall mean the “Closing,” as defined in the Applicable Company Subsidiary Acquisition Agreement.

“Automation” shall mean Rockwell Automation Inc., a Delaware corporation.

“Automation Tax Allocation Agreement” shall mean the Tax Allocation Agreement dated as of June 29, 2001 by and between the Company and Automation.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company 401(k) Plan” shall mean the Rockwell Collins Retirement Savings Plan and all applicable sub-plans thereof, as amended from time to time.

“Company Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Benefit Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that the Company, any of its Subsidiaries or any Company ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; and (ii) each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based

Appendix A-1

incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not ERISA applies), that the Company or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; provided, that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company Stock Options, Company Restricted Stock Awards, Company RSU Awards and Company DSU Awards.

“Company Equity Plan” shall mean the Rockwell Collins, Inc. 2015 Long-Term Incentives Plan, as amended from time to time, the B/E Aerospace, Inc. 2005 Long-Term Incentive Plan, as amended from time to time and assumed by the Company, the Rockwell Collins, Inc. 2006 Long-Term Incentives Plan, as amended from time to time, and the Rockwell Collins, Inc. Directors Stock Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof, other than the Company ESPP, the Company Non-US Share Purchase Plans or the Company 401(k) Plan.

“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Company ESPP” shall mean the Rockwell Collins, Inc. 2013 Employee Stock Purchase Plan, as amended from time to time.

“Company Government Contract” shall mean a Contract with any Governmental Authority, any prime contractor of a Governmental Authority in its capacity as a prime contractor or any subcontractor with respect to any such Contract.

“Company Intervening Event” shall mean a material event or circumstance that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.

“Company Leased Real Property” shall mean any real property which the Company or any of its Subsidiaries leases, subleases or licenses an interest in real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements).

“Company Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that has a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial,

Appendix A-2

political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which the Company or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s securities or other financial instruments or change in the Company’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (v) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of Parent after the date of this Agreement; or (viii) the identity of Parent and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of the Company’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Non-US Share Purchase Plans” shall mean, collectively, (i) the Rockwell Collins UK Employee Share Purchase Plan, as amended from time to time and (ii) the Rockwell Collins’ Employee Savings Plan (Plan d’Epargne d’Entreprise (PEE)), as amended from time to time, that the Company sponsors in France.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the Merger.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.

“Company Termination Fee” shall mean $695,000,000.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated May 24, 2017, between Parent and the Company.

“Contract” shall mean any binding written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement.

Appendix A-3

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Customs & International Trade Authorizations” shall mean any and all licenses, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export or import of goods, software, technology, technical data, services and international financial transactions.

“Customs & International Trade Laws” shall mean the applicable export control, import, customs and trade, anti-bribery, and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including the UK Bribery Act 2010, the Tariff Act of 1930, as amended, and other applicable Laws administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the anti-boycott Laws administered by the U.S. Department of Commerce; and the anti-boycott Laws administered by the U.S. Department of the Treasury.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Domestic Revolving Credit Agreement” shall mean that certain U.S.$2,200,000,000 Revolving Credit Agreement dated as of August 5, 2016 among Parent, as borrower, the lenders named therein, the agent named therein and JPMorgan Chase Bank, N.A., as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar foreign, state and local Laws.

“Equity Award Exchange Ratio” shall mean the sum of (i) the quotient (rounded to four decimal places) obtained by dividing (x) the Cash Consideration by (y) the Parent Stock Price and (ii) the Exchange Ratio.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean (i) if the Parent Stock Price is an amount equal to or greater than $124.37, 0.37525, (ii) if the Parent Stock Price is an amount greater than $107.01 but less than $124.37, an amount equal to the quotient obtained by dividing (A) $46.67 by (B) the Parent Stock Price, and (iii) if the Parent Stock Price is equal to or less than $107.01, 0.43613 (in each case, rounded to five decimal places).

Appendix A-4

“Existing Revolving Credit Agreement” shall mean that certain Five-Year Credit Agreement dated as of December 16, 2016 among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other lenders and agents party thereto.

“Existing Term Loan Credit Agreement” shall mean that certain $1,500,000,000 Term Loan Credit Agreement dated as of December 16, 2016 among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and the other lenders and agents party thereto.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing Source Parties” means any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing the Financing or any portion thereof or other financings in connection with the transactions contemplated hereby, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, each together with their respective former, current and future equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners or successors or assignees of such Persons and/or their respective Affiliates, successors and assigns.

“Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United States and/or that is subject to any Law other than U.S., federal, state or local law (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Law).

“GAAP” shall mean the United States generally accepted accounting principles.

“Global Revolving Credit Agreement” shall mean that certain U.S.$2,150,000,000 Revolving Credit Agreement dated as of August 5, 2016 among Parent, as borrower, the lenders named therein, the agent named therein and HSBC Bank PLC, as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Governmental Authority” shall mean any federal, state, local, domestic, foreign or supranational government, or any governmental, regulatory, judicial or administrative authority, agency, commission or instrumentality.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any capitalized lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course

Appendix A-5

of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems.

“KLX” shall mean KLX, Inc., a Delaware corporation.

“KLX Tax Sharing Agreement” shall mean the Tax Sharing and Indemnification Agreement, dated as of December 15, 2014, by and between KLX and the Applicable Company Subsidiary, as amended as of the date of the Applicable Company Subsidiary Acquisition Agreement.

“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.

“Labor Agreement” shall mean (i) any collective bargaining agreement, or (ii) any other labor-related agreement, arrangement or understanding (other than agreements, arrangements or understandings the terms of which are set forth by applicable Law) that restricts the movement of work (other than as provided by applicable Law) or has a material financial impact on the applicable business unit or units subject to such agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization or works council that is recognized by the Company.

“Law” shall mean any domestic, federal, state, municipal, local, national, supranational or foreign statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, easements, right of way or charges of any kind.

“NYSE” shall mean New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.

“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

“Parent Benefit Plan” shall mean (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that Parent, any of its Subsidiaries or any Parent ERISA Affiliate adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any material liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability,

Appendix A-6

fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, Parent or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that Parent or any of its Subsidiaries adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Awards” shall mean compensatory options to purchase Parent Common Stock, compensatory stock appreciation rights relating to Parent Common Stock, compensatory restricted stock awards relating to Parent Common Stock, compensatory restricted stock unit awards relating to Parent Common Stock, compensatory performance shares relating to Parent Common Stock, and compensatory deferred stock units relating to Parent Common Stock.

“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Parent Material Adverse Effect” shall mean any event, circumstance, occurrence, effect, fact, development or change that has a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates; (ii) general changes or developments in any of the industries or markets in which Parent or any of its Subsidiaries operate; (iii) changes in any applicable Laws or accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities or other financial instruments or change in Parent’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (v) any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third party estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, weather related events, fires, natural disasters or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company after the date of this Agreement; or (viii) the identity of the Company and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of Parent’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

Appendix A-7

“Parent Organizational Documents” shall mean the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

“Parent Revolving Credit Facilities” means the revolving credit facility provided to Parent pursuant the Domestic Revolving Credit Agreement and the revolving credit facility provided to Parent pursuant to the Global Revolving Credit Agreement.

“Parent Stock Price” shall mean the average of the VWAPs of Parent Common Stock on each of the twenty (20) consecutive Trading Days ending immediately prior to the Closing Date.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and that are not violated in any material respect by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real estate, Liens or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, and (vi) in the case of Intellectual Property Rights, licenses to customers or suppliers in their capacities as such in the ordinary course of business consistent with past practice.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, including: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees and (ii) any (A) persistent identifier, such as IP address or machine I.D. associated with an individual, (B) Protected Health Information (as such term is defined in the Health Insurance Portability and Accountability Act of 1996, as amended) or (C) Nonpublic Personal Information (as such term is defined in Gramm-Leach-Bliley Act, as amended). “Personal Data” also includes any information not listed above if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.

“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives and financing sources (with respect to Parent, including the Financing Source Parties).

Appendix A-8

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her majesty’s Treasury of the United Kingdom, or any European Union member state, (ii) any Person located, organized or resident in a Sanctioned Country or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Returns” shall mean returns, reports, declarations, claims for refund and information statements, including any schedule or attachment thereto, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority.

“Trading Day” shall mean any day on which the NYSE is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.

“U.S. Plan” shall mean each Company Benefit Plan that is not a Foreign Plan.

“VWAP” shall mean, for any Trading Day, the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

Appendix A-9

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

CERTIFICATE OF INCORPORATION

OF

ROCKWELL COLLINS, INC.

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Rockwell Collins, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue one thousand (1,000) shares of capital stock, all of which shall be shares of common stock, $0.01 par value (“Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VIII

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this paragraph, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter that, but for this paragraph, would accrue or arise prior to such repeal or modification.

ANNEX B

September 4, 2017

The Board of Directors

Rockwell Collins, Inc.

400 Collins Road N.E.

Cedar Rapids, IA 52498

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Rockwell Collins, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of United Technologies Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of September 4, 2017 (the “Agreement”), among the Company, the Acquiror and its subsidiary, Riveter Merger Sub Corp. (“Merger Sub”), the Company will become a direct or indirect wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock held in treasury or held directly by the Acquiror or Merger Sub immediately prior to the closing of the Transaction, (ii) Company Common Stock held by any wholly owned subsidiary of the Company or any wholly owned subsidiary of the Acquiror (other than Merger Sub) and (iii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to $93.33 in cash (the “Cash Consideration”) and that number of shares (and cash in lieu of any fraction thereof) of common stock, par value $1.00 per share, of the Acquiror (the “Acquiror Common Stock”), equal to (a) if the Parent Stock Price (as defined in the Merger Agreement) is an amount equal to or greater than $124.37, 0.37525; (b) if the Parent Stock Price is an amount greater than $107.01 but less than $124.37, an amount equal to the quotient obtained by dividing (x) $46.67 by (y) the Parent Stock Price; and (c) if the Parent Stock Price is equal to or less than $107.01, 0.43613 (in each case rounded to five decimal places) (together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the Company’s business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s facility agreement in December 2016, acting as bookrunner on an offering of debt securities by the Company in March 2017, acting as financial advisor to the Company on its acquisition of B/E Aerospace in April 2017, acting as sole lead arranger and bookrunner on the Company’s facility agreement in April 2017, and acting as joint lead arranger and joint bookrunner on the Company’s facility agreement in April 2017; acting as financial advisor to the Acquiror on the sale of Sikorsky Aircraft in November 2015, acting as bookrunner on an offering of debt securities by the Acquiror in February 2016, acting as sole lead arranger and joint bookrunner on the Acquiror’s facility agreement in August 2016, acting as bookrunner on an offering of debt securities by the Acquiror in October 2016, and acting as bookrunner on an offering of debt securities by the Acquiror in May 2017. During such period, we and our affiliates have provided treasury services and asset management services to the Acquiror for customary compensation. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

ANNEX C

388 Greenwich Street

New York, NY 10013

September 4, 2017

The Board of Directors

Rockwell Collins, Inc.

400 Collins Road N.E.

Cedar Rapids, IA 52498

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Rockwell Collins, Inc. (the “Company”) of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of September 4, 2017 (the “Merger Agreement”) by and among United Technologies Corporation (“Parent”), Riveter Merger Sub Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into the Company, with the Company surviving as a direct or indirect wholly owned subsidiary of Parent (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than (a) treasury stock or Company Common Stock held directly by Parent or Merger Sub immediately prior to the closing of the Merger, (b) Company Common Stock held by any wholly owned subsidiary of the Company or any wholly owned subsidiary of Parent (other than Merger Sub) and (c) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $93.33 in cash (the “Cash Consideration”) and that number of shares (and cash in lieu of any fraction thereof) of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”), equal to (a) if the Parent Stock Price (as defined in the Merger Agreement) is an amount equal to or greater than $124.37, 0.37525; (b) if the Parent Stock Price is an amount greater than $107.01 but less than $124.37, an amount equal to the quotient obtained by dividing (x) $46.67 by (y) the Parent Stock Price; and (c) if the Parent Stock Price is equal to or less than $107.01, 0.43613 (in each case rounded to five decimal places) (together with the Cash Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning the businesses, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with us by the management of the Company. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock; the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

Separately, we also held discussions with certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of Parent. In addition, we examined certain publicly available business and financial information relating to Parent as well as other information and data relating to Parent which were provided to or discussed with us by the management of the Company and Parent, including information relating to the potential strategic implications and operational benefits (including the amount thereof) anticipated by the management of the Company and Parent to result from the Merger, as well as certain pro forma financial effects of the Merger on Parent. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Parent Common Stock; the historical and projected earnings based on summary consensus estimates and other operating data of Parent; and the capitalization and financial condition of Parent.

In rendering our opinion and in respect of the other matters described herein, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts relating to the Company and other information and data relating to the Company and Parent provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company and Parent, as applicable, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent, as applicable, as to the future financial performance of the Company and Parent, the potential strategic implications and operational benefits anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price at which the Parent Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We were informed by the Company that it had contacted certain parties to solicit indications of interest prior to our engagement. Our opinion does not address the underlying business decision of the Company to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates in the past have provided, and currently provide, services to the Company unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted in March 2017 as joint bookrunner in connection with the issuance of $300,000,000 1.950% Notes due 2019, $1,100,000,000 2.800% Notes due 2022, $950,000,000 3.200% Notes due 2024, $1,300,000,000 3.500% Notes due 2027 and $1,000,000,000 4.350% Notes due 2047; having acted in December 2016 as joint bookrunner on a $1.5 billion term loan facility; having acted in December 2016 as joint bookrunner on a $1.5 billion revolving credit agreement; and having acted in February 2016 as joint bookrunner on a $200 million revolving credit agreement. In addition, we and our affiliates in the past have provided, and currently provide, services to Parent and certain of its affiliates, unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted in May 2017 as joint bookrunner in connection with the issuance of $1,000,000,000 1.900% Notes due 2020, $500,000,000 2.300% Notes due 2022, $800,000,000 2.800% Notes due 2024, $1,100,000,000 3.125% Notes due 2027 and $600,000,000 4.050% Notes due 2047; having acted in October 2016 as joint bookrunner in connection with the issuance of $650,000,000 1.500% Notes due 2019, $750,000,000 1.950% Notes due 2021, $1,150,000,000 2.650% Notes due 2026, $1,100,000,000 3.750% Notes due 2046 and $350,000,000 Floating Rate Notes due 2019; having acted in August 2016 as joint bookrunner on a $2.2 billion revolving credit facility; and having acted in February 2016 as joint bookrunner in connection with the issuance of €950,000,000 1.125% Notes due 2021, €500,000,000 1.875% Notes due 2026 and €750,000,000 Floating Rate Notes due 2018. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX D

Section 262 of the General Corporation Law of the State of Delaware

8 Del.C. § 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 6.5 of UTC’s by-laws requires UTC to indemnify and hold harmless, to the full extent permitted from time to time under the DGCL each person who is made or threatened to be made a party to (or, in the case of directors and officers, otherwise involved in) any threatened, pending or completed action, suit, arbitration, alternative dispute resolution procedure, legislative hearing or inquiry or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, employee or officer of UTC. Such indemnification will cover all expenses, liabilities and losses reasonably incurred by such individuals.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by the majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the shareowners.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith and that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

As authorized in accordance with UTC’s by-laws, UTC has purchased and maintains at its expense on behalf of directors and officers insurance, within certain limits, covering liabilities which may be incurred by them in such capacities.

Any agreements that UTC enters into with respect to the sale of securities may also provide for indemnification provisions.

Article TENTH of UTC’s certificate of incorporation provides that a director of UTC shall not be personally liable to UTC or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to UTC or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL for payment of unlawful dividends or unlawful stock repurchases or redemption, or (4) for any transaction from which the director derived an improper personal benefit.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.

The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of that agreement and solely for the benefit of the parties to that agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, as well as by information contained in certain filings and documents incorporated by reference in the registration statement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, in the case of the merger agreement, such representations and warranties (1) will not survive completion of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, except as a result of fraud or an intentional breach, and (2) were made only as of the dates specified in the merger agreement. Accordingly, the merger agreement is not included to provide investors with any factual information regarding the parties or their respective businesses.

UTC and Rockwell Collins acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about UTC and Rockwell Collins may be found elsewhere in the registration statement and UTC’s and Rockwell Collins’ other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 169.

Exhibit Index

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of September 4, 2017, by and among United Technologies Corporation, Riveter Merger Sub Corp. and Rockwell Collins, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).

3.1	Restated Certificate of Incorporation of United Technologies Corporation, as amended (incorporated by reference to Exhibit 3.1 to UTC’s Form 8-K filed April 25, 2016).

3.2	By-laws of United Technologies Corporation, as amended and restated effective April 25, 2016 (incorporated by reference to Exhibit 3.2 to UTC’s Form 8-K filed April 25, 2016).

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of UTC common stock being registered.

15.1	Awareness Letter of PricewaterhouseCoopers LLP, independent registered public accounting firm of United Technologies Corporation.

23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of United Technologies Corporation.

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Rockwell Collins, Inc.

23.4	Consent of Deloitte & Touche LLP, independent registered public accounting firm of B/E Aerospace, Inc.

24.1	Power of Attorney of Directors of United Technologies Corporation.

99.1	Form of Proxy Card of Rockwell Collins, Inc.

99.2	Consent of J.P. Morgan Securities LLC.

99.3	Consent of Citigroup Global Markets Inc.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
*	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington, State of Connecticut, on October 10, 2017.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ CHARLES D. GILL
	Name:	Charles D. Gill
	Title:	Executive Vice President & General Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated below, on October 10, 2017.

Signature	Title

*	Director, Chairman, President and Chief Executive Officer (principal executive officer)
Gregory J. Hayes

/s/ AKHIL JOHRI	Executive Vice President & Chief Financial Officer (principal financial officer)
Akhil Johri

/s/ ROBERT J. BAILEY	Corporate Vice President, Controller (principal accounting officer)
Robert J. Bailey

*	Director
Lloyd J. Austin III

*	Director
Diane M. Bryant

*	Director
John V. Faraci

*	Director
Jean-Pierre Garnier

*	Director
Edward A. Kangas

*	Director
Ellen J. Kullman

*	Director
Marshall O. Larsen

*	Director
Harold McGraw III

Signature	Title

*	Director
Fredric G. Reynolds

*	Director
Brian C. Rogers

*	Director
Christine Todd Whitman

*	Charles D. Gill, by signing his name hereto, does hereby sign this Registration Statement on behalf of the directors of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the SEC.

By:	/s/ Charles D. Gill
Charles D. Gill
Executive Vice President & General Counsel, as Attorney-in-Fact